As filed with the Securities and Exchange Commission on February 15, 2018

Registration No. 333-222931

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 1

to

Form S-4

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

EQUITY BANCSHARES, INC.

(Exact name of registrant as specified in its charter)

Kansas	6022	72-1532188
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

7701 East Kellogg Drive, Suite 300

Wichita, Kansas 67207

(316) 612-6000

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Brad S. Elliott

Chairman and Chief Executive Officer

Equity Bancshares, Inc.

Wichita, Kansas 67207

(316) 612-6000

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Michael G. Keeley, Esq. Norton Rose Fulbright US LLP 2200 Ross Avenue, Suite 3600 Dallas, Texas 75201-7932 (214) 855-3906	C. Robert Monroe, Esq. Stinson Leonard Street LLP 1201 Walnut Street, Suite 2900 Kansas City, Missouri 64106 (816) 691-3351

Approximate date of commencement of proposed sale of the securities to the public: As soon as practicable after this registration statement becomes effective and all other conditions to the proposed merger described herein have been satisfied or waived.

If the securities being registered on this form are to be offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box:  ☐

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering:  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering:  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☒
Non-accelerated filer	☐ (Do not check if a smaller reporting company)	Smaller reporting company	☐
Emerging Growth Company	☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act.  ☒

If applicable, place an ☒ in the box to designate the appropriate rule provision relied upon in conducting this transaction:

Exchange Act Rule 13e-4(i) (Cross-Border Issuer Tender Offer)  ☐

Exchange Act Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)  ☐

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this proxy statement/prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This proxy statement/prospectus is not an offer to sell these securities, and it is not soliciting to buy these securities, in any state where the offer or sale is not permitted.

PRELIMINARY—SUBJECT TO COMPLETION, DATED FEBRUARY 15, 2018

PROXY STATEMENT/PROSPECTUS

Prospectus of Equity Bancshares, Inc.	Proxy Statement of Adams Dairy Bancshares, Inc.

PROPOSED MERGER—YOUR VOTE IS VERY IMPORTANT

To Shareholders of Adams Dairy Bancshares, Inc.:

On December 16, 2017, Equity Bancshares, Inc., a Kansas corporation (which we refer to in this proxy statement/prospectus as “Equity”), Abe Merger Sub, Inc., a Kansas corporation and wholly-owned subsidiary of Equity (which we refer to in this proxy statement/prospectus as “Merger Sub”), and Adams Dairy Bancshares, Inc., a Missouri corporation (which we refer to in this proxy statement/prospectus as “Adams”), entered into an Agreement and Plan of Reorganization (which we refer to in this proxy statement/prospectus as the “merger agreement”). Subject to its terms and conditions, the merger agreement provides that Merger Sub will merge with and into Adams (which we refer to in this proxy statement/prospectus as the “merger”), with Adams continuing as the surviving corporation and a wholly-owned subsidiary of Equity. Immediately following, and in connection with, the merger, Equity will cause Adams to be merged with and into Equity, with Equity surviving the merger (which we refer to in this proxy statement/prospectus as the “second merger”).

At the effective time of the merger (which we refer to in this proxy statement/prospectus as the “effective time”), each outstanding share of Adams common stock will be converted into the right to receive (i) 0.4791 shares of Class A common stock, par value of $0.01 per share, of Equity (which we refer to in this proxy statement/prospectus as “Equity common stock”), and (ii) $5.51, in cash, subject to a possible downward adjustment of the cash consideration based upon Adams’s consolidated capital, surplus and retained earnings accounts less all intangible assets and Adams merger costs (which we refer to in this proxy statement/prospectus as the “Adams adjusted shareholders’ equity”) prior to the closing of the merger (which we refer to in this proxy statement/prospectus as the “Closing”) as provided in the merger agreement. The Equity common stock is listed on the Nasdaq Global Select Market (which we refer to in this proxy statement/prospectus as the “Nasdaq”) under the symbol “EQBK.” The market value of the shares of Equity common stock to be paid as consideration will fluctuate with the market price of Equity common stock; therefore, the market value of the shares of Equity common stock at Closing will not be known at the time the Adams shareholders vote on the merger.

Based on (i) the closing price of $35.10 for Equity common stock on Nasdaq on December 15, 2017, the last trading day before public announcement of the merger, the implied value of the stock component of the merger consideration per share of Adams common stock would be approximately $16.82, and, together with the maximum $5.51 per share to be paid in cash (subject to a possible downward adjustment of the cash consideration), the total merger consideration would be approximately $22.33 per share of Adams common stock, and (ii) the closing price of $36.10 for Equity’s common stock on the Nasdaq on February 2, 2018, the latest practicable trading day before the initial filing of this proxy statement/prospectus, the implied value of the stock component of the merger consideration per share of Adams common stock would be approximately $17.30 and together with the maximum $5.51 per share to be paid in cash (subject to a possible downward adjustment of the cash consideration), the total merger consideration would be approximately $22.81 per share of Adams common stock and (iii) the closing price of $36.30 for Equity’s common stock on Nasdaq on February 14, 2018, the latest practicable trading day before the printing of this proxy statement/prospectus, the implied value of the stock component of the merger consideration per share of Adams common stock would be approximately $17.39 and together with the maximum $5.51 per share to be paid in cash (subject to a possible downward adjustment of the cash consideration), the total merger consideration would be approximately $22.90 per share of Adams common stock. Each of the foregoing examples in the preceding sentence assumes there is no downward adjustment to the cash component of the merger consideration.

Adams is required to deliver $9,666,000 of Adams adjusted shareholders’ equity in connection with the closing of the merger. If the Adams adjusted shareholders’ equity is less than $9,666,000, as of the close of business on the calculation date, which will be the fifth business day before the closing of the merger or such other mutually agreed date, then the aggregate cash consideration to be paid to holders of Adams common stock will be reduced by $1.64 for each dollar that the Adams adjusted shareholders’ equity is less than $9,666,000, and the per share cash amount to be paid to each holder of Adams common stock will be correspondingly reduced pro rata. In the event that the Adams adjusted shareholders’ equity is less than $7,253,653, then the holders of Adams common stock would receive no cash consideration. As of January 31, 2018, Adams’s shareholders’ equity was approximately $10,552,000. Adams estimates that it will earn approximately $394,000 prior to the anticipated closing of the merger in the second quarter of 2018. As of January 31, 2018, Adams estimated that the Adams Merger Costs (as defined in the merger agreement) would be approximately $1,276,000. Based on the foregoing estimates, Adams expects that the Adams shareholders will receive $5.51 in cash per share of Adams common stock.

We urge you to obtain current market quotations for Equity common stock. There are no current market quotations for Adams common stock because Adams is a privately owned corporation and its common stock is not traded on any established public trading market.

Adams will hold a special meeting (which we refer to in this proxy statement/prospectus as the “Adams special meeting”) of its shareholders in connection with the merger. Adams shareholders will be asked to vote to approve the merger agreement and related matters as described in this proxy statement/prospectus.

Adams’s board of directors unanimously recommends that Adams shareholders vote “FOR” the approval of the merger agreement and “FOR” the other matters to be considered at the Adams special meeting.

This proxy statement/prospectus describes the Adams special meeting, the merger, the issuance of the Equity common stock in connection with the merger, the documents related to the merger and other related matters. Please carefully read this entire proxy statement/prospectus, including “Risk Factors,” beginning on page 24, for a discussion of the risks relating to the proposed merger. You also can obtain information about Equity from documents that it has filed with the Securities and Exchange Commission (which we refer to in this proxy statement/prospectus as the “SEC”).

Brad S. Elliott Chairman and Chief Executive Officer Equity Bancshares, Inc.	David Charles Chinnery Chairman and Chief Executive Officer Adams Dairy Bancshares, Inc.

Neither the SEC nor any state securities commission has approved or disapproved of the securities to be issued in the merger or passed upon the adequacy or accuracy of this proxy statement/prospectus. Any representation to the contrary is a criminal offense.

The securities to be issued in the merger are not savings or deposit accounts or other obligations of any bank or non-bank subsidiary of either Equity or Adams, and they are not insured by the Federal Deposit Insurance Corporation or any other governmental agency.

The date of this proxy statement/prospectus is February 15, 2018, and it is first being mailed or otherwise delivered to the shareholders of Adams on or about February 21, 2018.

ADAMS DAIRY BANCSHARES, INC.

651 NE Coronado Drive

Blue Springs, Missouri 64014

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

To the Shareholders of Adams Dairy Bancshares, Inc.:

Notice is hereby given that Adams Dairy Bancshares, Inc. (“Adams”) will hold the Adams special meeting at Adams Pointe Conference Center, 1400 NE Coronado Drive, Blue Springs, Missouri 64014, on March 22, 2018, at 8:00 a.m., local time, to consider and vote upon the following matters:

•	a proposal to approve the Agreement and Plan of Reorganization (the “merger agreement”), dated December 16, 2017, by and among Equity Bancshares, Inc. (“Equity”), Abe Merger Sub, Inc. (“Merger Sub”) and Adams, pursuant to which Merger Sub will merge with and into Adams (the “merger”), with Adams surviving as a wholly-owned subsidiary of Equity, as more fully described in this proxy statement/prospectus (which we refer to in this proxy statement/prospectus as the “Merger Proposal”); and

•	a proposal to adjourn the Adams special meeting, if necessary or appropriate, to solicit additional proxies in favor of the Merger Proposal (which we refer to in this proxy statement/prospectus as the “Adjournment Proposal”).

Adams has fixed the close of business on February 15, 2018 as the record date for the Adams special meeting (the “Adams record date”). Only Adams shareholders of record at that time are entitled to notice of, and to vote at, the Adams special meeting, or any adjournment or postponement of the Adams special meeting. Approval of the Merger Proposal requires the affirmative vote of holders of two-thirds of the outstanding shares of Adams common stock. The Adjournment Proposal will be approved if a majority of the shares entitled to vote on the subject matter and represented in person or by proxy at the Adams special meeting are voted in favor of such proposal.

Adams shareholders have the right to demand appraisal of their shares of Adams common stock and obtain payment in cash of the appraised fair value of their shares of Adams common stock under applicable provisions of the Missouri Revised Statutes (the “RSMo”). In order for an Adams shareholder to perfect his or her appraisal rights, such Adams shareholder must carefully follow the procedures set forth in the RSMo. A copy of the applicable statutory provisions of the RSMo is included as Annex E to this proxy statement/prospectus and a summary of the provisions can be found under the section of this proxy statement/prospectus entitled “The Merger—Appraisal Rights in the Merger.”

Adams’s board of directors has approved the merger agreement, has determined that the merger agreement and the transactions contemplated thereby, including the merger, are advisable and in the best interests of Adams and its shareholders, and unanimously recommends that Adams shareholders vote “FOR” the Merger Proposal and “FOR” the Adjournment Proposal.

Your vote is very important. Equity and Adams cannot complete the merger unless Adams’s shareholders approve the Merger Proposal. Regardless of whether you plan to attend the Adams special meeting, please vote as soon as possible. If you hold stock in your name as a shareholder of record of Adams, please complete, sign, date and return the accompanying proxy card in the enclosed postage-paid return envelope. If you hold your stock in “street name” through a bank or broker, please follow the instructions on the voting instruction card furnished by the record holder.

This proxy statement/prospectus provides a detailed description of the Adams special meeting, the Merger Proposal and the documents related to the merger and other related matters. You are urged to read this proxy statement/prospectus, including any documents they refer you to, and its annexes carefully and in their entirety. We look forward with pleasure to seeing and visiting with you at the Adams special meeting.

By Order of the Board of Directors,

David Charles Chinnery

Chairman and Chief Executive Officer

ADDITIONAL INFORMATION

This proxy statement/prospectus references important business and financial information about Equity and Adams from other documents that are not included in or delivered with this proxy statement/prospectus. This information is available to you without charge upon your written or oral request. You can obtain those documents incorporated by reference in this proxy statement/prospectus by accessing the SEC’s website maintained at http://www.sec.gov, for documents regarding Equity, or by requesting copies in writing or by telephone from the appropriate company, as set forth below, for documents regarding either Equity or Adams:

Equity Bancshares, Inc. 7701 East Kellogg Drive, Suite 300 Wichita, Kansas 67207 Attention: Investor Relations Telephone: (316) 612-6000	Adams Dairy Bancshares, Inc. 651 NE Coronado Drive Blue Springs, Missouri 64014 Attention: David Charles Chinnery Telephone: (816) 655-3333

You will not be charged for any of these documents that you request. To receive timely delivery of these documents in advance of the special meeting, you must make your request no later than March 15, 2018.

ABOUT THIS DOCUMENT

This document, which forms part of a registration statement on Form S-4 filed with the Securities and Exchange Commission (which we refer to in this proxy statement/prospectus as the “SEC”) by Equity (File No. 333-222931), constitutes a prospectus of Equity under Section 5 of the Securities Act of 1933, as amended (which we refer to in this proxy statement/prospectus as the “Securities Act”), with respect to the shares of Equity common stock to be issued to Adams shareholders pursuant to the terms of the merger agreement. This document also constitutes a proxy statement for Adams. It also constitutes a notice of special meeting with respect to the Adams special meeting.

You should rely only on the information contained in, or incorporated by reference into, this document. No one has been authorized to provide you with information that is different from that contained in, or incorporated by reference into, this document. This document is dated February 15, 2018, and you should assume that the information in this document is accurate only as of such date. You should assume that the information incorporated by reference into this document is accurate as of the date of such document. Neither the mailing of this document to Adams shareholders nor the issuance by Equity of shares of Equity common stock in connection with the merger will create any implication to the contrary.

This document does not constitute an offer to sell, or a solicitation of an offer to buy, any securities, or the solicitation of a proxy, in any jurisdiction to or from any person to whom it is unlawful to make any such offer or solicitation in such jurisdiction. Except where the context otherwise indicates, information contained in this document regarding Equity has been provided by Equity and information contained in this document regarding Adams has been provided by Adams.

For more details, see the section of this proxy statement/prospectus entitled “Where You Can Find More Information” beginning on page 98.

i

ii

QUESTIONS AND ANSWERS

The following are some questions that you, as an Adams shareholder, may have about the merger and the Adams special meeting, and brief answers to those questions. You are urged to read the remainder of this proxy statement/prospectus carefully because the information in this section does not provide all of the information that might be important to you with respect to the merger, the Adams special meeting or the proposals presented at that meeting. Additional important information is also contained in the annexes to this proxy statement/prospectus. For details about where you can find additional important information, please see the section of this proxy statement/prospectus entitled “Where You Can Find More Information.”

Unless the context otherwise requires, references in this proxy statement/prospectus to “Equity” refer to Equity Bancshares, Inc., a Kansas corporation, and its affiliates, including Equity Bank, a Kansas state bank and a wholly-owned subsidiary of Equity (which we refer to in this proxy statement/prospectus as “Equity Bank”). Additionally, unless the context otherwise requires, references in this proxy statement/prospectus to “Adams” refer to Adams Dairy Bancshares, Inc., a Missouri corporation, and its affiliates, including Adams Dairy Bank, a Missouri state bank and a wholly-owned subsidiary of Adams (which we refer to in this proxy statement/prospectus as “Adams Dairy Bank”).

Q:	What is the merger?

A:	Equity, Merger Sub and Adams entered into the merger agreement on December 16, 2017. Under the merger agreement, Merger Sub will merge with and into Adams, with Adams surviving the merger as a wholly-owned subsidiary of Equity. Immediately following, and in connection with the merger, Equity will cause Adams to merge with and into Equity, with Equity surviving the second merger (we refer to the merger and second merger collectively in this proxy statement/prospectus as the “integrated mergers”). Immediately following the integrated mergers (or at such later time as Equity may determine in its sole discretion), Equity will cause Adams Dairy Bank to merge with and into Equity Bank (which we refer to in this proxy statement/prospectus as the “bank merger”), with Equity Bank surviving the bank merger.

A copy of the merger agreement is included in this proxy statement/prospectus as Annex A.

The merger cannot be completed unless, among other things, the Adams shareholders approve the Merger Proposal.

Q:	Why am I receiving this proxy statement/prospectus?

A:	Adams is delivering this document to you because it is a proxy statement being used by Adams’s board of directors (which we refer to in this proxy statement/prospectus as the “Adams Board”) to solicit proxies of its shareholders entitled to vote on the matters in connection with the approval of the Merger Proposal.

Adams has called a special meeting of its shareholders to approve the Merger Proposal. This document serves as a proxy statement for the Adams special meeting and describes the proposals to be presented at the Adams special meeting. It also constitutes a notice of special meeting with respect to the Adams special meeting.

In addition, this document is also a prospectus that is being delivered to Adams shareholders because Equity is offering shares of Equity common stock to Adams shareholders in connection with the merger.

This proxy statement/prospectus contains important information about the Merger Proposal and the other proposal being voted on at the Adams special meeting and important information to consider in connection with an investment in Equity common stock. You should read it carefully and in its entirety. The enclosed materials allow you to have your shares of common stock voted by proxy without attending the Adams special meeting. Your vote is important, and you are encouraged to submit your proxy as soon as possible.

Q:	What are Adams shareholders being asked to vote on at the Adams special meeting?

A:	Adams is soliciting proxies from its shareholders with respect to the following proposals:

•	a proposal to approve the merger agreement, pursuant to which Merger Sub will merge with and into Adams, with Adams surviving as a wholly-owned subsidiary of Equity, as more fully described in this proxy statement/prospectus (which we refer to in this proxy statement/prospectus as the “Merger Proposal”); and

•	a proposal to adjourn the Adams special meeting, if necessary or appropriate, to solicit additional proxies in favor of the Merger Proposal (which we refer to as the “Adjournment Proposal”). Completion of the merger is not conditioned upon approval of the Adjournment Proposal.

Q:	What will Adams shareholders be entitled to receive in the merger?

A:	If the merger is completed, each share of Adams common stock issued and outstanding immediately prior to the Effective Time (other than shares of Adams common stock held by Adams, Equity or any Adams shareholder who has perfected such shareholder’s appraisal rights under applicable law including the terms and provisions of Section 351.455 of the RSMo (which we refer to in this proxy statement/prospectus as a “dissenting shareholder”)) will be converted into the right to receive (i) 0.4791 shares of Equity common stock, and (ii) $5.51, in cash, subject to a possible downward adjustment of the cash consideration based upon the amount of Adams adjusted shareholders’ equity (as defined below) prior to Closing. For a discussion of the possible downward adjustment to the cash component of the merger consideration, the Adams shareholders’ equity as of a recent date and Adams’s estimate of the Adams Merger Costs, see “Questions and Answers—Will the value of the merger consideration change between the date of this proxy statement/prospectus and the time the merger is completed?” beginning on page 2 and “The Merger Agreement—Merger Consideration” beginning on page 57.

Equity will not issue any fractional shares of Equity common stock in the merger. Adams shareholders who would otherwise be entitled to a fraction of a share of Equity common stock upon the completion of the merger will instead receive, for the fraction of a share, an amount in cash (rounded to the nearest cent), determined by multiplying the fractional share by $34.49. Shares of Adams common stock following the merger held by dissenting shareholders of Adams will not be converted into the merger consideration.

As a result of the foregoing, based on the number of shares of Equity common stock and Adams common stock outstanding as of February 9, 2018, the last date before the date of this proxy statement/prospectus for which it was practicable to obtain this information, approximately 97.7% of outstanding Equity common stock following the merger, and approximately 92.6% of outstanding Equity common stock following the merger and the KBC Merger (as defined below), will be held by shareholders who were holders of Equity common stock immediately prior to the effectiveness of the merger and approximately 2.3% of outstanding Equity common stock following the merger and 2.2% of outstanding Equity common stock following the merger and the KBC Merger will be held by shareholders who were holders of Adams common stock immediately prior to the effectiveness of the merger.

Q:	Will the value of the merger consideration change between the date of this proxy statement/prospectus and the time the merger is completed?

A:	The value of the merger consideration will fluctuate between the date of this proxy statement/prospectus and the completion of the merger based upon the market value for Equity common stock. Any fluctuation in the market price of Equity common stock after the date of this proxy statement/prospectus will change the value of the shares of Equity common stock that Adams shareholders will be entitled to receive.

The table below sets forth the implied value of the merger consideration based on the closing price of Equity common stock as quoted by Nasdaq on the specified dates:

Date	Closing price of Equity common stock	Implied value of stock consideration per share of Adams common stock	Cash consideration per share of Adams common stock(4)	Implied value of merger consideration per share of Adams common stock	Aggregate stock consideration	Aggregate cash consideration(4)	Aggregate total consideration
December 15, 2017 (1)	$35.10	$16.82	$5.51	$22.33	$12,081,587	$3,957,762	$16,039,349
February 2, 2018(2)	$36.10	$17.30	$5.51	$22.81	$12,426,365	$3,957,762	$16,384,126
February 14, 2018(3)	$36.30	$17.39	$5.51	$22.90	$12,491,011	$3,957,762	$18,448,773

(1)	The last trading day before public announcement of the merger.
(2)	The latest practicable trading day before the initial filing of this proxy statement/prospectus.
(3)	The latest practicable trading day before the printing of this proxy statement/prospectus.
(4)	Assumes there is no downward adjustment to the cash component of the merger consideration. For a discussion of the possible downward adjustment to the cash component of the merger consideration, see “The Merger Agreement—Merger Consideration” beginning on page 57.

Based on (i) the closing price of $35.10 for Equity common stock on Nasdaq on December 15, 2017, the last trading day before public announcement of the merger, the implied value of the stock component of the merger consideration per share of Adams common stock would be approximately $16.82, and, together with the maximum $5.51 per share to be paid in cash (subject to a possible downward adjustment of the cash consideration), the total merger consideration would be approximately $22.33 per share of Adams common stock, (ii) the closing price of $36.10 for Equity common stock on Nasdaq on February 2, 2018, the latest practicable trading day before the initial filing of this proxy statement/prospectus, the implied value of the stock component of the merger consideration per share of Adams common stock would be approximately $17.30 and together with the maximum $5.51 per share to be paid in cash (subject to a possible downward adjustment of the cash consideration), the total merger consideration would be approximately $22.81 per share of Adams common stock, and (iii) the closing price of $36.30 for Equity common stock on Nasdaq on February 14, 2018, the latest practicable trading day before the printing of this proxy statement/prospectus, the implied value of the stock component of the merger consideration per share of Adams common stock would be approximately $17.39, and together with the maximum $5.51 per share to be paid in cash (subject to a possible downward adjustment of the cash consideration), the total merger consideration would be approximately $22.90 per share of Adams common stock.

The cash component of the merger consideration is subject to downward adjustment based upon the Adams adjusted shareholders’ equity. If the Adams adjusted shareholders’ equity is less than $9,666,000, then the aggregate cash consideration to be paid to each holder of Adams common stock will be reduced by $1.64 for each dollar that the Adams adjusted shareholders’ equity is less than $9,666,000, and the per share cash consideration to be paid to each holder of Adams common stock will be correspondingly reduced pro rata. In the event that the Adams adjusted shareholders’ equity is less than $7,253,653, then the holders of Adams common stock would receive no cash consideration. As of January 31, 2018, the most recent practicable date before the initial filing of this proxy statement/prospectus, the Adams adjusted shareholders’ equity would have been $9,670,000, based upon Adams’s shareholders’ equity as of January 31, 2018 of approximately $10,552,000, Adam’s estimated earnings between February 1, 2018 and the anticipated calculation date of approximately $394,000 and the estimated Adams Merger Costs as of January 31, 2018 of approximately $1,276,000, each of which dates are the most recent practicable dates for such numbers before the initial filing of this proxy statement/prospectus.

The “Adams Merger Costs” are the costs and expenses that Adams will incur in connection with the merger that are not reflected in Adams’s shareholders’ equity as of the calculation date, which will be the fifth business day before the closing of the merger or such other mutually agreed date. The Adams Merger Costs will be subtracted from Adams’s shareholders’ equity as of the calculation date to calculate the Adams adjusted shareholders’ equity. The Adams Merger Costs is defined in the merger agreement and it includes, among other costs and expenses:

•	contract termination costs, including employment-related agreements and obligations;

•	all transaction costs and legal, accounting and financial advisory fees of Adams associated with the merger;

•	the payment of severance, stay-pay, certain bonuses and change-in-control payments to employees of Adams;

•	certain tax obligations;

•	any unrealized gains or any unrealized losses (as the case may be) in Adams’s securities portfolio due to mark-to-market adjustments required by generally accepted accounting principles, or GAAP; and

•	the cost of settling or otherwise resolving certain litigation.

The following table presents the effect of the estimated Adams Merger Costs on the per share cash consideration to be received by the Adams shareholders. As of January 31, 2018, the most recent practicable date before the initial filing of this proxy statement/prospectus, Adams estimates that the Adams Merger Costs would be approximately $1,276,000. The table also presents up to $100,000 of additional Adams Merger Costs in increments of $25,000. For a discussion of the risks and assumptions associated with the estimates and forecasts included in this table, see “Risk Factors—Risks Relating to the Merger—The sum of Adams’s consolidated capital, surplus and retained earnings accounts less all intangible assets prior to the closing of the merger could be an amount that results in the reduction of the amount of the cash portion of the merger consideration that Adams shareholders would be entitled to receive.”

Estimated Adams shareholders’ equity on the calculation date(1)	Estimated Adams Merger Costs(2)	Estimated Adams adjusted shareholders’ equity	Per share reduction in the cash consideration payable to Adams shareholders	Cash consideration per share of Adams common stock
$10,946,000	$1,276,000	$9,670,000	$0.00	$5.51
$10,946,000	$1,301,000	$9,645,000	$0.05	$5.46
$10,946,000	$1,326,000	$9,620,000	$0.11	$5.40
$10,946,000	$1,351,000	$9,595,000	$0.16	$5.35
$10,946,000	$1,376,000	$9,570,000	$0.22	$5.29

(1)	This number reflects the Adams shareholders’ equity at January 31, 2018 of approximately $10,552,000, plus Adams’s estimated earnings from February 1, 2018 through the anticipated calculation date of approximately $394,000. The calculation date is the fifth business day before the closing of the merger or such other mutually agreed date. The closing of the merger is expected to occur in the second quarter of 2018. The estimated earnings of Adams are based on the financial and operating forecast provided by Adams’s management.
(2)	Reflects Adams’s estimate as of January 31, 2018 of the Adams Merger Costs and additional Adams Merger Costs in increments of $25,000.

Q:	How does the Adams Board recommend that I vote at the Adams special meeting?

A:	The Adams Board unanimously recommends that you vote “FOR” the Merger Proposal and “FOR” the Adjournment Proposal.

Q:	When and where is the special meeting?

A:	The Adams special meeting will be held at Adams Pointe Conference Center, 1400 NE Coronado Drive, Blue Springs, Missouri 64014, on March 22, 2018, at 8:00 a.m., local time.

Q:	What do I need to do now?

A:	After you have carefully read this proxy statement/prospectus and have decided how you wish to vote your shares, please vote your shares promptly so that your shares are represented and voted at your special meeting. If you hold your shares in your name as a shareholder of record, you must complete, sign, date and mail your proxy card in the enclosed postage-paid return envelope as soon as possible. If you hold your shares in “street name” through a bank or broker, you must direct your bank or broker how to vote in accordance with the instructions you have received from your bank or broker. “Street name” shareholders who wish to vote in person at the Adams special meeting will need to obtain a legal proxy from the institution that holds their shares.

Q:	What is the difference between a shareholder of record and a “street name” holder?

A:	If you are an Adams shareholder and if your shares of Adams common stock are registered directly in your name, you are considered the shareholder of record with respect to those shares of Adams common stock. On the Adams record date, Adams had 123 holders of record.

If your shares of Adams common stock are held in a stock brokerage account or by a bank or other nominee, the nominee is considered the record holder of those shares. You are considered the beneficial owner of these shares, and your shares are held in “street name.” This proxy statement/prospectus and the Adams proxy card have been forwarded to you by your nominee. As the beneficial owner, you have the right to direct your nominee concerning how to vote your shares by using the voting instructions it included in the mailing or by following its instructions for voting.

Q:	If my shares of Adams common stock are held in “street name” by my bank or broker, will my bank or broker automatically vote my shares for me?

A:	No. Your bank or broker cannot vote your shares without instructions from you. You should instruct your bank or broker how to vote your shares in accordance with the instructions provided to you. Please check the voting form used by your bank or broker.

Q:	What is a broker non-vote?

A:	A broker non-vote occurs when a broker or nominee holding shares for a beneficial owner does not vote on a particular proposal because the broker or nominee does not have discretionary voting power with respect to that item and has not received voting instructions from the beneficial owner.

If you are an Adams shareholder, your broker does not have discretionary authority to vote your shares with respect to the Merger Proposal, but your broker does have discretionary authority to vote your shares with respect to the Adjournment Proposal.

Q:	How are broker non-votes and abstentions treated?

A:	Brokers, as holders of record, are permitted to vote on certain routine matters, but not on non-routine matters. A broker non-vote occurs when a broker does not have discretionary authority to vote the shares and has not received voting instructions from the beneficial owner of the shares. The only routine matter to be presented at the Adams special meeting is the Adjournment Proposal. If you hold shares in “street name” and do not provide voting instructions to your broker, those shares will be counted as broker non-votes for all non-routine matters. Abstentions and broker non-votes will be counted for purposes of determining the presence or absence of a quorum.

Abstentions and broker non-votes by Adams shareholders will have the effect of a vote against the Merger Proposal because Missouri law requires the Merger Proposal to be approved by two-thirds of the outstanding Adams common stock.

Abstentions and broker non-votes will not have the effect of a vote against the Adjournment Proposal. As the Adjournment Proposal is considered a routine matter and a broker or other nominee may generally vote on routine matters, no broker non-votes are expected to occur in connection with this proposal.

Q:	What constitutes a quorum for the Adams special meeting?

A:	The presence (in person or by proxy) of holders of at least a majority of the outstanding shares of Adams common stock entitled to be voted at the Adams special meeting constitutes a quorum for transacting business at the Adams special meeting. All shares of Adams common stock present in person or represented by proxy, including abstentions and broker non-votes, if any, will be treated as present for purposes of determining the presence or absence of a quorum for all matters voted on at the Adams special meeting.

Q:	What is the vote required to approve each proposal at the Adams special meeting?

A:	Merger Proposal: The affirmative vote of at least two-thirds of the outstanding shares of Adams common stock is required to approve the Merger Proposal. If you mark “ABSTAIN” on your proxy card, fail to submit a proxy card, fail to vote in person at the Adams special meeting or fail to instruct your bank or broker how to vote with respect to the Merger Proposal, it will have the effect of a vote against the Merger Proposal.

Adjournment Proposal: The affirmative vote of a majority of shares entitled to vote on the subject matter and represented in person or by proxy at the Adams special meeting is required to approve the Adjournment Proposal. If you mark “ABSTAIN” on your proxy card, fail to submit a proxy card or vote in person at the Adams special meeting or fail to instruct your bank or broker how to vote with respect to the Adjournment Proposal, it will have no effect on the proposal.

Q:	Why is my vote important?

A:	If you do not vote, it will be more difficult for Adams to obtain the necessary quorum to hold the Adams special meeting and to obtain approval of the proposals to be voted upon at the special meeting. In addition, your failure to vote will have the effect of a vote against the Merger Proposal. The Adams Board unanimously recommends that you, as an Adams shareholder, vote “FOR” the Merger Proposal.

Q:	Can I attend the meeting and vote my shares in person?

A:

Yes. All shareholders of Adams, including shareholders of record and shareholders who hold their shares in “street name” through banks, brokers, nominees or any other holder of record, are invited to attend the Adams special meeting. Holders of record of Adams common stock can vote in person at the Adams special meeting. If you are not a shareholder of record, you must obtain a proxy card, executed in your favor, from the record holder of your shares, such as a broker, bank or other nominee, to be able to vote in person at the Adams special meeting. If you plan to attend the Adams special meeting, you must hold your shares in your own name or have a letter from the record holder of your shares confirming your ownership. In addition, you must bring a form of personal photo identification with you in order to be admitted. Adams reserves the right to refuse admittance to anyone without proper proof of share ownership or without proper photo identification. The use of cameras, sound recording equipment, communications devices or any similar equipment during the Adams special meeting is prohibited without Adams’s express written consent.

Q:	Can I change my vote?

A:	Yes. If you are a holder of record of Adams common stock, you may change your vote or revoke any proxy at any time before it is voted by (1) attending and voting in person at the Adams special meeting; (2) giving notice of revocation of the proxy at the Adams special meeting; or (3) delivering to the Secretary of Adams (i) a written notice of revocation or (ii) a duly executed proxy card relating to the same shares, bearing a date later than the proxy card previously executed. Attendance at the Adams special meeting by itself will not automatically revoke your proxy. A revocation or later-dated proxy received by Adams after the vote will not affect the vote. Adams’s corporate secretary’s mailing address is: 651 NE Coronado Drive, Blue Springs, Missouri 64014.

If you hold your shares of Adams common stock in “street name” through a bank or broker, you should contact your bank or broker to change your vote or revoke your proxy.

Q:	What are the expected U.S. federal income tax consequences to a holder of Adams common stock as a result of the transactions contemplated by the merger agreement?

A:	Equity and Adams intend that the integrated mergers shall together be treated as an integrated transaction that will qualify for U.S. federal income tax purposes as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”). If the integrated mergers qualify as a reorganization under Section 368(a) of the Code, a U.S. holder (as defined in the section titled “Material U.S. Federal Income Tax Consequences of the Integrated Mergers” beginning on page 75) of Adams common stock who exchanges Adams common stock for a combination of Equity common stock and cash should recognize gain (but not loss) in the exchange equal to the lesser of the cash received by such holder and the amount, if any, by which the cash plus the fair market value of Equity common stock received by such holder exceeds the tax basis of such holder’s Adams common stock surrendered in exchange therefor (in each case excluding cash received in lieu of a fractional share of Equity common stock). Further, a U.S. holder of Adams common stock generally will recognize gain or loss with respect to cash received in lieu of fractional shares of Equity common stock that the U.S. holder would otherwise be entitled to receive.

For further information, please see “Material U.S. Federal Income Tax Consequences of the Integrated Mergers” beginning on page 75.

The U.S. federal income tax consequences described above may not apply to all holders of Adams common stock. Your tax consequences will depend on your individual situation. Accordingly, you are strongly urged to consult your tax advisor for a full understanding of the particular tax consequences of the integrated mergers to you.

Q:	Are Adams shareholders entitled to appraisal rights?

A:	Yes, Adams shareholders may assert appraisal rights. For further information, see “The Merger—Appraisal Rights in the Merger” beginning on page 54, which discussion is qualified by that description and by the text of the provisions of the Missouri Revised Statutes (which we refer to in this proxy statement/prospectus as the “RSMo”) relating to appraisal rights set forth in Annex E hereto.

Q:	If I am an Adams shareholder, should I send in my Adams stock certificates now?

A:	No. Please do not send in your Adams stock certificates with your proxy. Following the closing of the merger, Equity’s transfer agent, Continental Stock Transfer and Trust Company (which we refer to in this proxy statement/prospectus as “Continental”), will send you a letter of transmittal and instructions for exchanging Adams stock certificates for the merger consideration. See “The Merger Agreement—Conversion of Shares; Exchange of Certificates” beginning on page 60.

Q:	Whom may I contact if I cannot locate my Adams stock certificate(s)?

A:	If you are unable to locate your original Adams stock certificate(s), you should contact David Charles Chinnery, Adams’s Chairman and Chief Executive Officer, at (816) 655-3333.

Q:	What should I do if I receive more than one set of voting materials?

A:	Adams shareholders may receive more than one set of voting materials, including multiple copies of this proxy statement/prospectus and multiple proxy cards or voting instruction cards. For example, if you hold shares of Adams common stock in more than one brokerage account, you will receive a separate voting instruction card for each brokerage account in which you hold such shares. If you are a holder of record of Adams common stock and your shares are registered in more than one name, you will receive more than one proxy card. Please complete, sign, date and return each proxy card and voting instruction card that you receive or otherwise follow the voting instructions set forth in this proxy statement/prospectus to ensure that you vote every share of Adams common stock that you own.

Q:	When do you expect to complete the merger?

A:	Equity and Adams currently expect to complete the merger in the second calendar quarter of 2018. However, neither Equity nor Adams can assure you of when or if the merger will be completed. Before the merger is completed, Adams must obtain the approval of Adams shareholders for the Merger Proposal, the necessary regulatory approvals must be obtained and certain other closing conditions must be satisfied.

Q:	What happens if the merger is not completed?

A:	If the merger is not completed, holders of Adams common stock will not receive any consideration for their shares in connection with the merger. Instead, Adams will remain an independent company. In addition, if the merger agreement is terminated in certain circumstances, a termination fee may be required to be paid by Adams. See the section of this proxy statement/prospectus entitled “The Merger Agreement—Termination Fee” beginning on page 72 for a complete discussion of the circumstances under which termination fees will be required to be paid.

Q:	Whom should I call with questions?

A:	If you have any questions concerning the merger or this proxy statement/prospectus, would like additional copies of this proxy statement/prospectus or need help voting your shares of Adams common stock, please contact David Charles Chinnery, at (816) 655-3333.

SUMMARY

This summary highlights selected information from this proxy statement/prospectus. It may not contain all of the information that is important to you. You are urged to read the entire proxy statement/prospectus carefully, including the annexes, and the other documents to which they refer in order to fully understand the merger. A copy of the merger agreement is attached as Annex A. For more information about Equity, see “Where You Can Find More Information” beginning on page 98. Each item in this summary refers to the page of this proxy statement/prospectus on which that subject is discussed in more detail.

Information about the companies (pages 81 and 98)

Equity Bancshares, Inc.

7701 East Kellogg Drive, Suite 300

Wichita, Kansas 67207

(316) 612-6000

Equity is a Kansas corporation and bank holding company headquartered in Wichita, Kansas. Equity’s wholly-owned banking subsidiary, Equity Bank, provides a broad range of financial services primarily to businesses and business owners as well as individuals through Equity’s network of 42 full-service branches located in Kansas, Missouri, Arkansas and Oklahoma. As of September 30, 2017, on a pro forma basis after giving effect to Equity’s mergers with Cache Holdings, Inc. and Eastman National Bancshares, Inc., Equity had consolidated total assets of $3.01 billion, total loans held for investment of $1.99 billion (net of allowances), total deposits of $2.37 billion and total stockholders’ equity of $367.73 million. Equity’s stock is traded on Nasdaq under the symbol “EQBK.” For more information about Equity’s mergers with Cache Holdings, Inc. and Eastman National Bancshares, Inc., see “Recent Developments” beginning on page 17.

Equity Bank is a Kansas state-chartered bank and member of the Federal Reserve (jointly supervised by both the Federal Reserve Bank of Kansas City and the Office of the Kansas State Bank Commissioner), and its deposits are insured by the FDIC. Equity Bank conducts a complete range of commercial and personal banking activities. Equity Bank operates a total of 42 branches, consisting of four branches in the Wichita, Kansas metropolitan area, six branches in the Kansas City metropolitan area, three branches in Topeka, Kansas, ten branches in Western Missouri, five branches in Western Kansas, four branches in Southeast Kansas, five branches in Arkansas, and five branches in Oklahoma.

Equity’s principal office is located at 7701 East Kellogg Drive, Suite 300, Wichita, Kansas 67207, and its telephone number at that location is (316) 612-6000. Additional information about Equity and its subsidiaries is included in documents referred to in the section of this proxy statement/prospectus entitled “Where You Can Find More Information,” beginning on page 98.

Adams Dairy Bancshares, Inc.

651 NE Coronado Drive

Blue Springs, Missouri 64014

(816) 655-3333

Adams is a Missouri corporation and bank holding company headquartered in Blue Springs, Missouri. Adams’s wholly-owned banking subsidiary, Adams Dairy Bank, provides consumer and commercial banking services. As of September 30, 2017, Adams had consolidated total assets of $126.7 million, total loans of $89.9 million (net of allowances), total deposits of $102.2 million and total shareholders’ equity of $10.37 million. Adams does not file reports with the SEC.

Adams Dairy Bank is a Missouri state-chartered bank and its state regulator is the Missouri Division of Finance and its primary federal regulator is the Federal Deposit Insurance Corporation. Adams conducts banking business through one full-service location in Blue Springs, Missouri.

Adams’s office is located at 651 NE Coronado Drive, Blue Springs, Missouri 64014, and its telephone number is (816) 655-3333. For additional information about Adams and Adams Dairy Bank, see the section of this proxy statement/prospectus entitled “Where You Can Find More Information” beginning on page 98.

In the merger, Adams shareholders will be entitled to receive shares of Equity common stock and cash (pages 37 and 57)

Equity and Adams are proposing a strategic merger. If the merger is completed, each share of Adams common stock (other than any shares of Adams common stock held by Adams, Equity or any dissenting shareholder) will be converted into the right to receive (i) 0.4791 shares of Equity common stock, and (ii) $5.51, in cash, subject to a possible downward adjustment of the cash consideration based upon the amount of Adams adjusted shareholders’ equity prior to Closing. Equity will not issue any fractional shares of Equity common stock in the merger. Adams shareholders who would otherwise be entitled to a fraction of a share of Equity common stock upon the completion of the merger will instead receive, for the fraction of a share, an amount in cash (rounded to the nearest cent), determined by multiplying the fractional share by $34.49.

The Equity common stock is listed on Nasdaq under the symbol “EQBK.” The market value of the shares of Equity common stock to be paid as consideration will fluctuate with the market price of Equity common stock and will not be known at the time the Adams shareholders vote on the merger.

Based on (i) the closing price of $35.10 for Equity’s common stock on Nasdaq on December 15, 2017, the last trading day before public announcement of the merger, the implied value of the stock component of the merger consideration per share of Adams common stock would be approximately $16.82, and, together with the maximum $5.51 per share to be paid in cash (subject to a possible downward adjustment of the cash consideration), the total merger consideration would be approximately $22.33 per share of Adams common stock, (ii) the closing price of $36.10 for Equity’s common stock on Nasdaq on February 2, 2018, the latest practicable trading day before the initial filing of this proxy statement/prospectus, the implied value of the stock component of the merger consideration per share of Adams common stock would be approximately $17.30 and, together with the maximum $5.51 per share to be paid in cash (subject to a possible downward adjustment of the cash consideration), the total merger consideration would be approximately $22.81 per share of Adams common stock and (iii) the closing price of $36.30 for Equity’s common stock on Nasdaq on February 14, 2018, the latest practicable trading day before the printing of this proxy statement/prospectus, the implied value of the stock component of the merger consideration per share of Adams common stock would be approximately $17.39 and, together with the maximum $5.51 per share to be paid in cash (subject to a possible downward adjustment of the cash consideration), the total merger consideration would be approximately $22.90 per share of Adams common stock.

The table below sets forth the implied value of the merger consideration based on the closing price of Equity common stock as quoted by Nasdaq on the specified dates:

Date	Closing price of Equity common stock	Implied value of stock consideration per share of Adams common stock	Cash consideration per share of Adams common stock(4)	Implied value of merger consideration per share of Adams common stock	Aggregate stock consideration	Aggregate cash consideration(4)	Aggregate total consideration
December 15, 2017 (1)	$35.10	$16.82	$5.51	$22.33	$12,081,587	$3,957,762	$16,039,349
February 2, 2018(2)	$36.10	$17.30	$5.51	$22.81	$12,426,365	$3,957,762	$16,384,126
February 14, 2018(3)	$36.30	$17.39	$5.51	$22.90	$12,491,011	$3,957,762	$18,448,773
(1)	The last trading day before public announcement of the merger.
(2)	The latest practicable trading day before the initial filing of this proxy statement/prospectus.
(3)	The latest practicable trading day before the printing of this proxy statement/prospectus.
(4)	Assumes there is no downward adjustment to the cash component of the merger consideration. For a discussion of the possible downward adjustment to the cash component of the merger consideration, see “The Merger Agreement—Merger Consideration” beginning on page 57.

The merger agreement governs the merger. The merger agreement is included in this proxy statement/prospectus as Annex A. All descriptions in this summary and elsewhere in this proxy statement/prospectus of the terms and conditions of the merger are qualified by reference to the merger agreement. Please read the merger agreement carefully for a more complete understanding of the merger.

The Adams Board unanimously recommends that Adams shareholders Vote “FOR” the Merger Proposal and the Adjournment Proposal (page 33)

The Adams Board has determined that the merger, the merger agreement and the transactions contemplated by the merger agreement are advisable and in the best interests of Adams and its shareholders and has approved the merger agreement. The Adams Board unanimously recommends that Adams shareholders vote “FOR” the Merger Proposal and “FOR” the Adjournment Proposal. For the factors considered by the Adams Board in reaching its decision to approve the merger agreement, see “The Merger—Adams’s Reasons for the Merger; Recommendation of the Adams Board.”

Certain executive officers, directors, affiliates, founders and their family members, and holders of 5% or more of the voting equity securities of Adams have entered into a voting agreement with Equity, solely in their capacity as shareholders of Adams, pursuant to which they have agreed to vote in favor of the Merger Proposal and in favor of any other matter required to be approved by the shareholders of Adams to facilitate the transactions contemplated by the merger agreement. The parties to the voting agreement control approximately 62% of the outstanding shares of common stock of Adams and have agreed to vote such shares in favor of the Merger Proposal. For more information regarding the support agreements, see “The Merger Agreement—Director Support Agreements” and “The Merger Agreement—Voting Agreement.”

Opinion of Adams’s financial advisor (page 42 and Annex D)

In connection with the merger, Adams’s financial advisor, Country Club Financial Services, Inc. dba The Capital Corporation (which we refer to in this proxy statement/prospectus as “Capital”), delivered an oral opinion on December 15, 2017, which was subsequently confirmed in a written opinion dated December 20, 2017, to the Adams Board as to the fairness, from a financial point of view and as of the date of the opinion, to the holders of

Adams common stock of the merger consideration in the merger. The full text of the opinion, which describes the procedures followed, assumptions made, matters considered, and qualifications and limitations on the review undertaken by Capital in preparing the opinion, is attached as Annex D to this document. The opinion was for the information of, and was directed to, the Adams Board (in its capacity as such) in connection with its consideration of the financial terms of the merger. The opinion did not address the underlying business decision of Adams to engage in the merger or enter into the merger agreement or constitute a recommendation to the Adams Board in connection with the merger, and it does not constitute a recommendation to any holder of Adams common stock or any shareholder of any other entity as to how to vote in connection with the merger or any other matter. For further information, please see the section entitled “The Merger—Opinion of Adams’s Financial Advisor” on page 42.

Adams	will hold the Adams special meeting on March 22, 2018 (page 33)

The Adams special meeting will be held on March 22, 2018 at 8:00 a.m., local time, at Adams Pointe Conference Center, 1400 NE Coronado Drive, Blue Springs, Missouri 64014. At the Adams special meeting, Adams shareholders will be asked to approve the Merger Proposal and to approve the Adjournment Proposal.

Only holders of record of Adams common stock at the close of business on February 15, 2018, the Adams record date, will be entitled to notice of and to vote at the Adams special meeting. Each share of Adams common stock is entitled to one vote on each proposal to be considered at the Adams special meeting. As of the Adams record date, there were 718,287 shares of Adams common stock entitled to vote at the Adams special meeting. As of the Adams record date, the directors and executive officers of Adams and their affiliates beneficially owned and were entitled to vote, in the aggregate, 212,039 shares of Adams common stock representing approximately 29.3% of the shares of Adams common stock outstanding on that date.

The Merger Proposal will be approved if at least two-thirds of the outstanding shares of Adams common stock are voted in favor of such proposal. If you mark “ABSTAIN” on your proxy, fail to submit a proxy, fail to vote in person at the Adams special meeting or fail to instruct your bank or broker how to vote with respect to the Merger Proposal, it will have the effect of a vote against the Merger Proposal.

The Adjournment Proposal will be approved if a majority of the shares entitled to vote on the subject matter and represented in person or by proxy at the Adams special meeting are voted in favor of such proposal. If you mark “ABSTAIN” on your proxy, fail to submit a proxy or vote in person at the Adams special meeting or fail to instruct your bank or broker how to vote with respect to the Adjournment Proposal, it will have no effect on the proposal.

Material U.S. federal income tax consequences of the integrated mergers (page 75)

The obligations of Equity and Adams to complete the integrated mergers are conditioned on, among other things, the receipt by Equity and Adams of a tax opinions from Norton Rose Fulbright US LLP and Stinson Leonard Street LLP, respectively, dated as of the closing date of the integrated mergers, to the effect that, on the basis of facts, representations and assumptions described in such opinions, the integrated mergers shall together be treated as an integrated transaction that qualifies as a “reorganization” within the meaning of Section 368(a) of the Code.

Assuming that the integrated mergers taken together qualify as a reorganization within the meaning of Section 368(a) of the Code, it is anticipated that a U.S. holder (as defined in the section titled “Material U.S. Federal Income Tax Consequences of the Integrated Mergers” beginning on page 75) of Adams common stock who exchanges Adams common stock for a combination of Equity common stock and cash should recognize gain (but not loss) in the exchange equal to the lesser of the cash received by such holder and the amount, if any, by which the cash plus the fair market value of Equity common stock received by such holder exceeds the tax basis of such holder’s Adams common stock surrendered in exchange therefor (in each case excluding cash received in lieu of a fractional share of Equity common stock). Further, a U.S. holder of Adams common stock generally will recognize gain or loss with respect to cash received in lieu of fractional shares of Equity common stock that the U.S. holder would otherwise be entitled to receive.

For further information, please see “Material U.S. Federal Income Tax Consequences of the Integrated Mergers” beginning on page 75.

The U.S. federal income tax consequences described above may not apply to all holders of Adams common stock. Your tax consequences will depend on your individual situation. Accordingly, you are strongly urged to consult your tax advisor for a full understanding of the particular tax consequences of the integrated mergers to you.

Interests of Adams directors and executive officers in the merger (page 52)

In considering the recommendation of the Adams Board with respect to the merger agreement, you should be aware that some of Adams’s directors and executive officers may have interests in the merger that are different from, or in addition to, the interests of the Adams shareholders generally. Interests of directors and executive officers that may be different from or in addition to the interests of the Adams shareholders include:

•	Indemnification and Insurance. Equity has agreed to indemnify the directors and officers of Adams against certain liabilities arising before the effective time of the merger and to provide certain “tail” insurance for the benefit of the directors and officers of Adams.

•	Employee Benefit Plans. On or as soon as reasonably practicable following the merger, employees of Adams who continue on as employees of Equity will be entitled to participate in the Equity health and welfare benefit and similar plans on the same terms and conditions as employees of Equity. Subject to certain exceptions, these employees will receive credit for their years of service to Adams or Adams Dairy Bank for participation, vesting and benefit accrual purposes.

•	Employee Severance Benefits. Equity has agreed to provide certain severance benefits to Adams’s employees whose employment is terminated under the circumstances specified in the merger agreement.

•	Chinnery Change in Control Payment. Upon the closing of the merger, Mr. Chinnery, Adams’s Chairman and Chief Executive Officer, will be paid a $350,000 change in control payment by Adams pursuant to the terms of his employment agreement. The change in control payments will reduce the Adams adjusted shareholders’ equity.

•	Retention Bonuses. Adams has entered into retention agreements with certain of its employees. Such employees will be entitled payment of a retention bonus if he remains employed by Adams upon the closing of the merger. Pursuant to their respective retention agreements, Mr. Chinnery, Mr. Weisenborn and Mr. Vogt will be entitled to retention bonuses of $200,000, $350,000 and $30,000, respectively, if they remain employed by Adams as of the Closing. The retention bonus payments will reduce the Adams adjusted shareholders’ equity.

•

Wray Interest in Capital Fee. Pursuant to the Capital engagement agreement, Adams agreed to pay Capital a total cash fee currently expected to be equal to 2.50% of the first $10,000,000 in aggregate merger consideration plus 1.25% of the aggregate merger consideration in excess of $10,000,000, which will payable to Capital upon the closing of the merger. Adams also agreed to reimburse Capital for reasonable out-of-pocket expenses and disbursements incurred in connection with its retention and to indemnify Capital against certain liabilities relating to or arising out of Capital’s engagement or Capital’s role in connection therewith. Mr. Wray is a managing director and member of Capital and will be entitled to a portion of the fee paid to Capital. The fee paid to Capital will reduce the Adams adjusted shareholders’ equity.

Certain of the above payments are transaction expenses borne by Adams shareholders. These interests are discussed in more detail in the section of this proxy statement/prospectus entitled “The Merger—Interests of Adams’s Directors and Executive Officers in the Merger” beginning on page 52. The Adams Board was aware of these interests and considered them, among other matters, in approving the merger agreement.

Adams shareholders are entitled to demand appraisal rights (page 54 and Annex E)

Adams shareholders have the right to demand an appraisal of their shares of Adams common stock and obtain payment in cash of the fair value of their shares of Adams common stock under Section 351.455 of the RSMo. In order for an Adams shareholder to perfect such Adams shareholder’s appraisal rights, such Adams shareholder must carefully follow the procedure set forth in the applicable provisions of the RSMo. A copy of the applicable statutory provisions of the RSMo is included as Annex E to this proxy statement/prospectus and a summary of the provisions can be found under the section of this proxy statement/prospectus entitled “The Merger—Appraisal Rights in the Merger” beginning on page 54.

Conditions that must be satisfied or waived for the merger to occur (page 68)

Currently, Adams and Equity expect to complete the merger in the second calendar quarter of 2018. As more fully described in this proxy statement/prospectus and in the merger agreement, the completion of the merger depends on a number of conditions being satisfied or, where legally permissible, waived. Each party’s obligations under the merger agreement are conditioned upon (1) subject to certain exceptions, the accuracy of the representations and warranties of the other party, (2) the performance in all material respects by the other party of its obligations under the merger agreement, (3) approval of the merger agreement by Adams’s shareholders, (4) receipt of required regulatory and other third-party consents or approvals, (5) no action having been taken and the absence of any statute, rule, regulation or order prohibiting the consummation of the merger, (6) the receipt of required closing documents from the other party, (7) the absence of any material adverse change with respect to the other party since September 30, 2017, and (8) the effectiveness of the registration statement of which this proxy statement/prospectus is a part.

Adams’s obligation to complete the merger is also subject to (1) the shares of Equity common stock to be issued pursuant to the merger agreement being approved for listing on Nasdaq, (2) Equity obtaining a six-year tail insurance coverage policy in accordance with the merger agreement, and (3) receipt of an opinion from Stinson Leonard Street LLP to the effect that the integrated mergers shall together be treated as an integrated transaction that qualifies as a “reorganization” within the meaning of Section 368(a) of the Code.

Equity’s obligation to complete the merger is also subject to (1) receipt of releases from directors and certain officers of Adams, (2) the termination of certain employee benefit plans of Adams, (3) holders of not more than 5% of the outstanding shares of Adams common stock having duly exercised their dissenters’ rights under the RSMo, (4) the Adams adjusted shareholders’ equity being at least $5,709,750, (5) receipt from Adams of a notice to the Internal Revenue Service (“IRS”) conforming to the requirements of Treasury Regulation Section 1.897-2(h)(2) and a Statement of Non-U.S. Real Property Holding Corporation Status Pursuant to Treasury Regulation Sections 1.1445-2(c)(3) and 1.897-2(h) and Certificate of Non-Foreign Status, and (6) receipt of an opinion from Norton Rose Fulbright US LLP to the effect that the integrated mergers shall together be treated as an integrated transaction that qualifies as a “reorganization” within the meaning of Section 368(a) of the Code.

Neither Adams nor Equity can be certain when, or if, the conditions to the merger will be satisfied or waived, or that the merger will be completed.

Termination of the merger agreement (page 70)

The merger agreement can be terminated at any time prior to completion of the merger in the following circumstances:

•	by the mutual written consent of Equity and Adams;

•	by either Adams or Equity (as long as the terminating party is not in material breach of any representation, warranty, covenant or other agreement contained in the merger agreement) if the conditions precedent to such party’s obligations to close have not been met or waived by June 30, 2018; provided, however, that such date may be extended to such later date as agreed upon by Adams and Equity;

•	by either Equity or Adams if any of the transactions contemplated by the merger agreement are disapproved by any federal or state governmental or regulatory agency or authority whose approval is required to complete such transactions or if any court of competent jurisdiction in the United States or other federal or state governmental body has issued an order, decree or ruling or taken any other action restraining, enjoining, invalidating or otherwise prohibiting the merger agreement or the transactions contemplated by the merger agreement and such disapproval, order, decree, ruling or other action is final and nonappealable; provided, however, that the party seeking to terminate the merger agreement pursuant to this provision is required to use its commercially reasonable efforts to contest, appeal and remove such order, decree, ruling or other action;

•	by either Equity or Adams if there has been any material adverse change with respect to the other party;

•	subject to certain cure rights, by Equity or Adams, if there shall have been a breach of any of the covenants or agreements or any of the representations or warranties (or any such representation or warranty shall cease to be true and correct) set forth in the merger agreement or any other agreement contemplated in the merger agreement on the part of the other party to the merger agreement, which breach or failure to be true and correct, either individually or in the aggregate with all other breaches (or inaccuracies of such representations and warranties), would constitute, if occurring or continuing on the Closing, the failure of a closing condition; provided, however, that the right to terminate the merger agreement under this provision shall not be available to a party if it is then in material breach of any of its representations, warranties, covenants or agreements set forth in the merger agreement;

•	by Equity or Adams, if Adams does not receive the required shareholder approval at the Adams special meeting or any adjournment or postponement thereof; provided, however, that Adams may not terminate the merger agreement pursuant to this provision if Adams has breached in any material respect any of its obligations under the merger agreement, in each case in a manner that caused the failure to obtain the approval of the shareholders at the Adams special meeting, or at any adjournment or postponement thereof;

•	by Adams prior to obtaining the approval of the Adams shareholders at the Adams special meeting, and subject to the terms and conditions set forth in the merger agreement, in order to accept an alternative acquisition proposal;

•	by Equity if the Adams Board, prior to obtaining the approval of the Adams shareholders and in compliance with the procedures set forth in the merger agreement, approves, endorses or recommends an alternative acquisition proposal or enters into a definitive agreement with respect to an alternative acquisition proposal or modifies or amends its recommendation in a manner adverse to Equity or withdraws its recommendation;

•	by Equity or Adams if the other party or its respective banking subsidiary enters into any formal or informal administrative action with any court, arbitrator, federal or state governmental agency or other authority or any such action is threatened by any such entity; or

•	by Adams, within two business days of the calculation date, which will be the fifth business day before the closing of the merger or such other mutually agreed date, if both (i) the volume weighted average closing price of Equity common stock during the twenty trading day period ending on the close of business on the day prior to the calculation date is less than $27.592, and (ii) Equity’s common stock underperforms the KBW Nasdaq Regional Banking Index (KRX) by more than 20%; provided, however, that Equity has a right to cure by adjusting the exchange ratio or increasing the per share cash amount as provided in the merger agreement.

Termination fee (page 72)

If the merger agreement is terminated under certain circumstances, including circumstances involving an alternative acquisition proposal and changes in the recommendation of the Adams Board, Adams may be required to pay to Equity a termination fee equal to $850,000. This termination fee could discourage other companies from seeking to acquire or merge with Adams. Termination fees are discussed in more detail in the section of this proxy statement/prospectus entitled “The Merger Agreement—Termination Fee” beginning on page 72.

Regulatory approvals required for the merger (page 56)

Subject to the terms of the merger agreement, both Adams and Equity have agreed to cooperate with each other and use their commercially reasonable efforts to obtain all regulatory approvals necessary or advisable to complete the transactions contemplated by the merger agreement. These approvals include approvals from, among others, the Federal Reserve Board, the Office of the State Bank Commissioner of Kansas (“OSBC”) and the Missouri Division of Finance. Equity has submitted applications and notifications to obtain regulatory approvals from, or provide prior notice to, each required governmental authority.

Although neither Adams nor Equity knows of any reason why it cannot obtain these regulatory approvals in a timely manner, Adams and Equity cannot be certain when or if they will be obtained.

The rights of Adams shareholders will change as a result of the merger (page 85)

The rights of Adams shareholders will change as a result of the merger due to differences in Equity’s and Adams’s governing documents. See “Comparison of Shareholders’ Rights” for a description of the material differences in shareholders’ rights under each of the Equity and Adams governing documents.

Risk factors (page 24)

You should consider all the information contained in this proxy statement/prospectus in deciding how to vote for the proposals presented in this proxy statement/prospectus. In particular, you should consider the factors described under the section of this proxy statement/prospectus entitled “Risk Factors” beginning on page 24.

RECENT DEVELOPMENTS

Closing of Mergers with Cache Holdings, Inc. and Eastman National Bancshares, Inc.

On November 10, 2017, Equity completed its merger (which we refer to in this proxy statement/prospectus as the “Cache Merger”) with Cache Holdings, Inc., an Oklahoma corporation (which we refer to in this proxy statement/prospectus as “Cache”), pursuant to the terms of the Agreement and Plan of Reorganization, dated July 14, 2017, by and between Equity and Cache. As of September 30, 2017, Cache reported, on a consolidated basis, total assets of $329.92 million, total loans of $305.24 million, total deposits of $277.53 million and total stockholders’ equity of $36.26 million. Pursuant to the terms of the definitive agreement governing the Cache Merger, Equity issued approximately 1,195,952 shares of common stock and paid approximately $12,877,537 in cash to the existing shareholders of Cache.

Also on November 10, 2017, Equity completed its merger (which we refer to in this proxy statement/prospectus as the “Eastman Merger”) with Eastman National Bancshares, Inc., an Oklahoma corporation (which we refer to in this proxy statement/prospectus as “Eastman”), pursuant to the terms of the Agreement and Plan of Reorganization, dated July 14, 2017, by and among Equity, ENB Merger Sub, Inc., an Oklahoma corporation and wholly-owned subsidiary of Equity, and Eastman. As of September 30, 2017, Eastman reported, on a consolidated basis, total assets of $257.52, total loans of $182.74 million, total deposits of $219.85 million and total stockholders’ equity of $26.47 million. Pursuant to the terms of the definitive agreement governing the Eastman Merger, Equity issued approximately 1,179,793 shares of common stock and paid approximately $9,399,671 in cash to the existing shareholders of Eastman.

As of September 30, 2017, on a pro forma basis after giving effect to the Cache Merger and Eastman Merger, Equity had total assets of $3.01 billion, total loans of $1.99 billion, and total stockholders’ equity of $367.73 million. Additional information regarding the Cache Merger and Eastman Merger, including the full unaudited pro forma combined consolidated balance sheet as of September 30, 2017, and the unaudited pro forma combined consolidated statements of income for the nine months ended September 30, 2017, and the year ended December 31, 2016, including certain assumptions and adjustments described in the notes thereto, giving effect to the closing of the Cache Merger and Eastman Merger, may be found in Equity’s current report on Form 8-K filed with the SEC on February 7, 2018.

Kansas Bank Corporation Acquisition

On December 16, 2017, Equity entered into an Agreement and Plan of Reorganization (the “KBC Agreement”), by and among Equity, Oz Merger Sub, a Kansas corporation and a wholly-owned subsidiary of Equity, and Kansas Bank Corporation, a Kansas corporation (“KBC”).

Subject to the terms and conditions set forth in the KBC Agreement, Oz Merger Sub will merge with and into KBC (the “KBC Merger”), with KBC continuing as the surviving corporation and a wholly-owned subsidiary of Equity. Following the KBC Merger, Equity will cause KBC to merge with and into Equity, with Equity surviving (the “Second Step KBC Merger”). Following the Second Step KBC Merger, or at such later time as Equity may determine, The First National Bank of Liberal, a national association and wholly-owned subsidiary of KBC, will merge with and into Equity Bank, a Kansas state bank and wholly-owned subsidiary of Equity, with Equity Bank surviving.

Subject to the terms and conditions set forth in the KBC Agreement, at the effective time of the KBC Merger, each outstanding share of common stock, par value $20.00 per share, of KBC (“KBC Common Stock”) will be converted into the right to receive their proportionate share of the merger consideration. The merger consideration has an aggregate value of approximately $45,084,038 under the terms of the KBC Agreement and will be paid in a combination of Equity common stock and cash. Stockholders of KBC will have the right to elect the portion of cash and stock that they would prefer to receive as consideration. The amount of cash and stock that the stockholders of KBC will receive is subject to proration in accordance with the terms of the KBC Agreement, which provides that in the aggregate, before making any possible adjustments to the merger consideration, the aggregate cash portion of the merger consideration will be approximately $16,771,050, or 37.2% of the total merger consideration, and the stock portion of the merger consideration will be approximately $28,312,988, or 62.8% of the total consideration. The merger consideration is subject to downward adjustment based upon KBC’s consolidated capital, surplus and retained earnings accounts less all intangible assets, and adjusted to reflect certain merger costs and other specified items (“KBC Equity”), calculated prior to the closing.

The KBC Agreement contains customary representations and warranties from both Equity and KBC, and each party has agreed to customary covenants, including, among others, covenants relating to the conduct of its business during the interim period between the execution of the KBC Agreement and the closing of the KBC merger, KBC’s obligation to recommend that its stockholders approve the KBC Agreement and the transactions contemplated thereby, and KBC’s non-solicitation obligations relating to alternative acquisition proposals.

Completion of the KBC Merger is subject to certain customary conditions, including, among others, (1) approval of the KBC Agreement by KBC’s stockholders, (2) receipt of required regulatory and other third-party consents or approvals, (3) the absence of any statute, rule, regulation, order, injunction or other action prohibiting the consummation of the KBC Merger, (4) the Registration Statement on Form S-4 (the “KBC Registration Statement”) becoming effective under the Securities Act, and (5) authorization for listing on the Nasdaq of the shares of Equity common stock to be issued in the KBC Merger. Each party’s obligation to complete the KBC Merger is also subject to certain additional customary conditions, including (i) subject to certain exceptions, the accuracy of the representations and warranties of the other party, (ii) performance in all material respects by the other party of its obligations under the KBC Agreement, and (iii) the delivery of required closing documents by the other party. Equity’s obligation to complete the KBC Merger is also subject to (A) the KBC Equity, after adjusting for the items specified in the KBC Agreement, being at least $12,522,253, (B) holders of not more than 5% of the outstanding shares of KBC Common Stock having duly exercised their dissenters’ rights, and (C) Equity’s receipt of an opinion from its counsel to the effect that the KBC Merger will qualify as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended.

The KBC Agreement provides certain termination rights for both Equity and KBC and further provides that upon termination of the KBC Agreement under certain circumstances, a termination fee of $1,500,000 will be payable by KBC to Equity. The KBC Agreement also provides that KBC may terminate the KBC Agreement if, subject to the terms of the KBC Agreement, both (i) the volume weighted average closing price of Equity Class A Stock during the twenty trading day period ending on the close of business on the day prior to the fifth business day preceding the closing date is less than $27.592 and (ii) the Equity Class A Stock underperforms the KBW NASDAQ Regional Banking Index (KRX) by more than 20% (the “KBC VWAP Termination Right”). If KBC exercises the KBC VWAP Termination Right, it would not receive any termination fee or any other amounts from Equity.

Additional information on Equity’s acquisition of KBC may be found in Equity’s reports filed with the SEC, including the Form 8-K filed with the SEC on December 18, 2017 and Form S-4 filed with the SEC on February 8, 2018.

SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA OF EQUITY

The following table sets forth selected historical consolidated financial and other data (i) as of and for the nine months ended September 30, 2017 and 2016 and (ii) as of and for the years ended December 31, 2016, 2015 and 2014. Selected consolidated financial data as of and for the years ended December 31, 2016, 2015 and 2014 have been derived from Equity’s audited financial statements which are incorporated by reference in this proxy statement/prospectus. Selected financial data as of and for the nine months ended September 30, 2017 and 2016 have been derived from Equity’s unaudited financial statements incorporated by reference in this proxy statement/prospectus and have not been audited but, in the opinion of Equity’s management, contain all adjustments (consisting of only normal or recurring adjustments) necessary to present fairly Equity’s financial position and results of operations for such periods in accordance with GAAP. Equity’s historical results are not necessarily indicative of any future period. The performance, asset quality and capital ratios are unaudited and derived from Equity’s audited and unaudited financial statements as of and for the periods presented. Average balances have been calculated using daily averages, unless otherwise denoted.

The table does not take into account the completion on November 10, 2017 of Equity’s mergers with Cache and Eastman. Pro forma information giving effect to the closing of such mergers and historical financial statements of Cache and Eastman may be found in Equity’s Current Report on Form 8-K filed with the SEC on February 7, 2018. For more information on developments occurring subsequent to September 30, 2017, see “Recent Developments” beginning on page 17.

(Dollars in thousands, except per share data)	As of and for the nine months ended September 30,		As of and for the years ended December 31,
	2017	2016	2016	2015	2014
Statement of Income Data
Interest and dividend income	$24,588	$14,250	$61,799	$53,028	$46,794
Interest expense	4,267	2,268	9,202	6,766	5,433
Net interest income	20,321	11,982	52,597	46,262	41,361
Provision for loan losses	727	104	2,119	3,047	1,200
Net gain on acquisition	—	—	—	682	—
Net gain from securities transactions	175	—	479	756	986
Other non-interest income	3,860	2,527	9,987	8,364	7,688
Merger expense	1,023	237	5,294	1,691	—
Loss on debt extinguishment	—	—	58	316	—
Other non-interest expense	15,365	10,497	41,723	36,568	35,645
Income before income taxes	7,241	3,671	13,869	14,442	13,190
Provision for income taxes	2,084	1,000	4,495	4,142	4,203
Net income	5,157	2,671	9,374	10,300	8,987
Dividends and discount accretion on preferred stock	—	—	(1)	(177)	(708)
Net income allocable to common stockholders	5,157	2,671	9,373	10,123	8,279
Basic earnings per share	0.42	0.32	1.09	1.55	1.31
Diluted earnings per share	0.41	0.32	1.07	1.54	1.30

(Dollars in thousands, except per share data)	As of and for the nine months ended September 30,		As of and for the years ended December 31,
	2017	2016	2016	2015	2014
Balance Sheet Data (at period end)
Cash and cash equivalents	$27,465	$21,847	$35,095	$56,829	$31,707
Available-for-sale securities	81,116	102,391	95,732	130,810	52,985
Held-to-maturity securities	528,944	349,915	465,709	310,539	261,017
Loans held for sale	4,283	3,071	4,830	3,504	897
Gross loans held for investment	1,540,761	956,070	1,383,605	960,355	725,876
Allowance for loan losses	7,969	6,080	6,432	5,506	5,963
Loans held for investment, net of allowance for loan losses	1,532,792	949,990	1,377,173	954,849	719,913
Goodwill and core deposit intangibles, net	70,063	19,419	63,589	19,679	19,237
Other intangible assets	1,290	25	23	29	—
Total assets	2,405,426	1,557,082	2,192,192	1,585,727	1,174,515
Total deposits	1,868,493	1,177,732	1,630,451	1,215,914	981,177
Borrowings	235,098	203,569	293,909	194,064	70,370
Total liabilities	2,113,591	1,395,834	1,934,228	1,418,494	1,056,786
Total stockholders’ equity	291,835	161,248	257,964	167,233	117,729
Tangible common equity*	220,482	141,804	194,352	131,153	82,133

Performance ratios
Return on average assets (ROAA) annualized	0.85%	0.64%	0.55%	0.75%	0.78%
Return on average equity (ROAE) annualized	7.08%	6.65%	5.55%	8.19%	7.30%
Return on average tangible common equity (ROATCE) annualized*	9.71%	7.94%	6.75%	9.66%	9.99%
Yield on loans annualized	5.30%	4.72%	4.98%	5.31%	5.63%
Cost of interest-bearing deposits annualized	0.82%	0.66%	0.65%	0.55%	0.49%
Net interest margin annualized	3.68%	3.06%	3.30%	3.65%	3.92%
Efficiency ratio*	63.54%	72.35%	66.67%	66.94%	72.67%
Non-interest income / average assets annualized	0.67%	0.60%	0.61%	0.71%	0.75%
Non-interest expense / average assets annualized	2.71%	2.56%	2.74%	2.81%	3.08%

Capital Ratios
Tier 1 Leverage Ratio	10.32%	9.42%	11.81%	9.47%	9.62%
Common Equity Tier 1 Capital Ratio	13.33%	13.57%	13.34%	12.35%	N/A
Tier 1 Risk Based Capital Ratio	14.15%	14.45%	14.25%	13.85%	13.16%
Total Risk Based Capital Ratio	14.62%	15.02%	14.67%	14.35%	13.86%
Equity / Assets	12.13%	10.36%	11.77%	10.55%	10.02%
Tangible common equity to tangible assets*	9.45%	9.22%	9.13%	8.37%	7.11%
Book value per share	$23.86	$19.62	$22.09	$18.37	$16.71
Tangible book value per share*	$18.03	$17.25	$16.64	$15.97	$13.54
Tangible common book value per diluted share*	$17.64	$16.95	$16.37	$15.74	$13.07

*	Indicates non-GAAP financial measure. Please refer to explanation below.

Non-GAAP Reconciliation and Management Explanation of Non-GAAP Financial Measures

Some of the financial measures included in Equity’s selected historical consolidated financial and other data are not measures of financial performance recognized by GAAP. These non-GAAP financial measures include tangible common equity, return on average tangible common equity, efficiency ratio, tangible book value per share, and tangible common equity to tangible assets. Equity’s management uses the non-GAAP financial measures set forth below in its analysis of Equity’s performance.

•	“Tangible common equity” is total stockholders’ equity less goodwill, other intangible assets and preferred stock.

•	“Tangible book value per share” is defined as tangible common equity divided by total common shares outstanding. This measure is important to investors interested in changes from period-to-period in book value per share exclusive of changes in intangible assets.

•	“Tangible common equity to tangible assets” is defined as the ratio of stockholders’ equity less goodwill, other intangible assets and preferred stock, divided by total assets less goodwill and other intangible assets.

•	“Average tangible common equity” is defined as the average of Equity’s tangible common equity for the applicable period.

•	“Return on average tangible common equity,” or ROATCE, is defined as net income available to common shareholders divided by average tangible common equity.

•	“Efficiency ratio” is defined as noninterest expense not including loss on extinguishment of debt, divided by Equity’s operating revenue (which is equal to net interest income plus noninterest income) excluding gains and losses on sales of securities. This ratio measures Equity’s efficiency by the amount of revenue generated for each dollar spent.

Equity believes that these non-GAAP financial measures provide useful information to management and investors that is supplementary to Equity’s financial condition, results of operations and cash flows computed in accordance with GAAP. However, Equity acknowledge that its non-GAAP financial measures have a number of limitations. As such, you should not view these disclosures as a substitute for results determined in accordance with GAAP, and they are not necessarily comparable to non-GAAP financial measures that other companies use. The following reconciliation table provides a more detailed analysis of these non-GAAP financial measures.

Non-GAAP Financial Measures

The following table reconciles, as of the dates set forth below, total stockholders’ equity to tangible common equity, tangible book value per common share, and diluted tangible book value per common share and compares these values with book value per common share (dollars in thousands, except per share data):

	September 30, 2017	September 30, 2016	December 31, 2016	December 31, 2015	December 31, 2014
Total stockholders’ equity	$291,835	$161,248	$257,964	$167,233	$117,729
Less: preferred stock	—	—	—	16,372	16,359
Less: goodwill	64,587	18,130	58,874	18,130	18,130
Less: core deposit intangibles, net	5,476	1,289	4,715	1,549	1,107
Less: mortgage servicing asset, net	19	25	23	29	—
Less: naming rights, net	1,271	—	—	—	—

Tangible common equity	$220,482	$141,804	$194,352	$131,153	$82,133

Common shares outstanding at period end	12,230,319	8,219,415	11,680,308	8,211,727	6,067,511

Diluted common shares outstanding at period end	12,501,484	8,365,283	11,873,480	8,332,762	6,285,628

Book value per common share	$23.86	$19.62	$22.09	$18.37	$16.71

Tangible book value per common share	$18.03	$17.25	$16.64	$15.97	$13.54

Tangible book value per diluted common share	$17.64	$16.95	$16.37	$15.74	$13.07

The following table reconciles, as of the dates set forth below, total stockholders’ equity to tangible common equity and total assets to tangible assets (dollars in thousands):

	September 30, 2017	September 30, 2016	December 31, 2016	December 31, 2015	December 31, 2014
Total stockholders’ equity	$291,835	$161,248	$257,964	$167,233	$117,729
Less: preferred stock	—	—	—	16,372	16,359
Less: goodwill	64,587	18,130	58,874	18,130	18,130
Less: core deposit intangibles, net	5,476	1,289	4,715	1,549	1,107
Less: mortgage servicing asset, net	19	25	23	29	—
Less: naming rights, net	1,271	—	—	—	—

Tangible common equity	$220,482	$141,804	$194,352	$131,153	$82,133

Total assets	$2,405,426	$1,557,082	$2,192,192	$1,585,727	$1,174,515
Less: goodwill	64,587	18,130	58,874	18,130	18,130
Less: core deposit intangibles, net	5,476	1,289	4,715	1,549	1,107
Less: mortgage servicing asset, net	19	25	23	29	—
Less: naming rights, net	1,271	—	—	—	—

Tangible assets	$2,334,073	$1,537,638	$2,128,580	$1,566,019	$1,155,278

Equity / assets	12.13%	10.36%	11.77%	10.55%	10.02%

Tangible common equity to tangible assets	9.45%	9.22%	9.13%	8.37%	7.11%

The following table reconciles, as of the dates set forth below, total average stockholders’ equity to average tangible common equity and net income allocable to common stockholders to adjusted net income allocable to common stockholders (dollars in thousands):

	As of and for the nine months ended September 30,		As of and for the years ended December 31,
	2017	2016	2016	2015	2014
Total average stockholders’ equity	$289,007	$159,887	$168,823	$125,808	$123,181
Less: average intangible assets and preferred stock	71,465	23,116	25,883	19,165	37,924

Average tangible common equity	$217,542	$136,771	$142,940	$106,643	$85,257

Net income allocable to common stockholders	$5,157	$2,671	$9,373	$10,123	$8,279
Amortization of core deposit intangible	256	88	419	275	363
Less: Tax effect of core deposit intangible amortization	90	31	147	96	127

Adjusted net income allocable to common stockholders	$5,323	$2,728	$9,645	$10,302	$8,515

Return on average equity (ROAE) annualized	7.08%	6.65%	5.55%	8.19%	7.30%

Return on average tangible common equity (ROATCE) annualized	9.71%	7.94%	6.75%	9.66%	9.99%

The following table reconciles, as of the dates set forth below, the efficiency ratio to the GAAP-based efficiency ratio (dollars in thousands):

	As of and for the nine months ended September 30,		As of and for the years ended December 31,
	2017	2016	2016	2015	2014
Non-interest expense	$16,388	$10,734	$47,075	$38,575	$35,645
Less: merger expenses	1,023	237	5,294	1,691	—
Less: loss on debt extinguishment	—	—	58	316	—

Non-interest expense, excluding merger expenses and loss on debt extinguishment	$15,365	$10,497	$41,723	$36,568	$35,645

Net interest income	$20,321	$11,982	$52,597	$46,262	$41,361

Non-interest income	$4,035	$2,527	$10,466	$9,802	$8,674
Less: net gain from securities transactions	175	—	479	756	986
Less: net gain on acquisition	—	—	—	682	—

Non-interest income, excluding net gains on security transactions and on acquisition	$3,860	$2,527	$9,987	$8,364	$7,688

Non-interest expense to net interest income plus non-interest income	67.29%	73.98%	74.65%	68.81%	71.24%

Efficiency Ratio	63.54%	72.35%	66.67%	66.94%	72.67%

RISK FACTORS

In addition to general investment risks and the other information contained in this proxy statement/prospectus, including the matters addressed under the section of this proxy statement/prospectus entitled “Cautionary Statement Regarding Forward-Looking Statements,” beginning on page 31 and the matters discussed under the caption “Risk Factors” in the Annual Report on Form 10-K filed by Equity for the fiscal year ended December 31, 2016, as updated by subsequent Form 10-Q filings and other reports filed with the SEC, you should carefully consider the following risk factors in deciding how to vote for the proposals presented in this proxy statement/prospectus. You should also consider the other information in this proxy statement/prospectus.

Unless the context otherwise requires, references in this proxy statement/prospectus to “Equity” refer to Equity Bancshares, Inc., a Kansas corporation, and its affiliates, including Equity Bank.

Risks Relating to the Merger

The merger may not be completed.

Completion of the merger is subject to regulatory approval. Equity may not receive the required regulatory approvals. If Equity does not obtain the required regulatory approvals, the merger will not be completed. If such regulatory approvals are received, they may impose conditions that would result in certain closing conditions of the merger not being satisfied or may not be received timely.

The consummation of the merger is also subject to other conditions precedent described in the merger agreement. If a condition of either party is not satisfied, such party may be able to terminate the merger agreement and, in such case, the merger would not be consummated. If all of the conditions precedent in the merger agreement are not satisfied, the merger may not be completed.

The sum of Adams’s consolidated capital, surplus and retained earnings accounts less all intangible assets prior to the closing of the merger could be an amount that results in the reduction of the amount of the cash portion of the merger consideration that Adams shareholders would be entitled to receive.

The aggregate amount of the cash portion of the merger consideration that Adams shareholders would be entitled to receive in the merger will be reduced by $1.64 for each dollar that the Adams adjusted shareholders’ equity is less than $9,666,000, and the per share cash consideration to be paid to each holder of Adams common stock will be correspondingly reduced pro rata. Adams’s adjusted shareholders’ equity will depend in part on the results of Adams’s business operations and the management of merger-related expenses by Adams prior to the closing of the merger. If Adams’s earnings are less than it expects or if the Adams Merger Costs are greater than Adams expects, the Adams adjusted shareholders’ equity may be less than $9,666,000. Preparing for integration of the merger may have a negative impact on Adams’s results of operations, and the merger-related expenses for which Adams will be liable are difficult to predict. As of January 31, 2018, the most recent practicable date before the printing of this proxy statement/prospectus, Adams shareholders’ equity was $10,551,000. For a discussion of the possible downward adjustment to the cash component of the merger consideration, see “The Merger Agreement—Merger Consideration” beginning on page 57. Accordingly, at the time Adams shareholders vote with respect to the Merger Proposal, they will not know the exact value of the aggregate cash portion of the merger consideration they will be entitled to receive in the merger.

Preparing for the merger may negatively impact Adams’s operating results and, as a result, the amount of the cash portion of the merger consideration that Adams shareholders would be entitled to receive.

Adams is taking various actions, as required by the merger agreement, to prepare for the merger and expects to continue to do so prior to the closing of the merger. These actions include participating in preparing regulatory filings for the merger, meeting with customers and employees to discuss the merger, and preparing for systems conversion related to the merger. These items may distract Adams’s management from pursuing the business strategy that Adams has historically employed. In addition, the merger agreement places certain restrictions on the ability of Adams to engage in certain transactions without Adams obtaining the consent of Equity prior to taking certain actions. Finally, Adams will be liable for certain merger-related expenses prior to the closing of the merger. Additional discussion of Adams’s covenants made in connection with the merger agreement are discussed more fully in “The Merger Agreement—Covenants and Agreements,” beginning on page 63. These factors may impact Adams’s profitability and these one-time expenses could result in Adams’s non-interest expenses being higher than historical levels prior to the consummation of the merger. Accordingly, the results of Adams’s operations prior to Adams’s entry into the merger agreement may not have any predictive value relating to, or be representative of, Adams’s operating results and profitability following its entry into the merger agreement. Lower profits and higher expenses may adversely affect Adams’s capital, surplus, and retained earnings prior to the consummation of the merger, which may limit how much cash, if any, will be paid to Adams’s shareholders as merger consideration.

Because the market price of Equity common stock will fluctuate, Adams shareholders cannot be certain of the market value of the merger consideration they will receive.

Upon completion of the merger, each outstanding share of Adams common stock (except for dissenting shares (as defined in the merger agreement) and shares of Adams common stock held by Adams, Equity or their respective subsidiaries (other than (i) shares of Adams common stock held, directly or indirectly, in trust accounts, managed accounts and the like or otherwise held in a fiduciary capacity that are beneficially owned by third parties and (ii) shares of Adams common stock held in respect of a debt previously contracted)) will be converted into the right to receive 0.4791 shares of Equity common stock and $5.51, in cash, subject to adjustment based upon the sum of Adams’s consolidated capital, surplus and retained earnings accounts less all intangible assets prior to the closing of the merger, after adjusting for items specified in the merger agreement. The market value of the equity portion of the merger consideration will vary from the closing price of Equity common stock on the date Equity and Adams announced the merger, on the date that this proxy statement/prospectus is mailed to Adams shareholders, on the date of the Adams special meeting and on the date the merger is completed and thereafter. Any change in the market price of Equity common stock prior to the completion of the merger will affect the market value of the equity portion of the merger consideration that Adams shareholders will be entitled to receive upon completion of the merger, and there will be no adjustment to the merger consideration for changes in the market price of shares of Equity common stock. Stock price changes may result from a variety of factors that are beyond the control of Equity, including, but not limited to, general market and economic conditions, changes in Equity’s business, operations and prospects and regulatory considerations.

Therefore, at the time of the Adams special meeting you will not know the precise market value of the merger consideration you will be entitled to receive at the effective time. You should obtain current market quotations for shares of Equity common stock. There are no current market quotations for Adams common stock because Adams is a privately owned corporation and its common stock is not traded on any established public trading market.

The market price of Equity common stock after the merger may be affected by factors different from those affecting the shares of Adams or Equity currently.

Upon completion of the merger, holders of Adams common stock will become holders of Equity common stock. Equity’s business differs in important respects from that of Adams, and, accordingly, the results of operations of the combined company and the market price of Equity common stock after the completion of the merger may be affected by factors different from those currently affecting the independent results of operations of each of Equity and Adams. For a discussion of the business of Adams and of some important factors to consider in connection with its business, see “Information About Adams” beginning on page 81.

Regulatory approvals may not be received, may take longer than expected or may impose conditions that are not presently anticipated or that could have an adverse effect on the combined company following the merger.

Before the merger and the bank merger may be completed, Equity must obtain approvals from the Board of Governors of the Federal Reserve System, the OSBC and the Missouri Division of Finance. Other approvals, waivers or consents from regulators may also be required. In determining whether to grant these approvals, waivers or consents, the regulators consider a variety of factors, including the regulatory standing of each party and the factors described under “The Merger—Regulatory Approvals Required for the Merger” beginning on page 56. An adverse development in either party’s regulatory standing or these factors could result in an inability to obtain approvals, waivers or consents, or delay their receipt. These regulators may impose conditions on the completion of the merger or the bank merger or require changes to the terms of the merger or the bank merger. Such conditions or changes could have the effect of delaying or preventing completion of the merger or the bank merger or imposing additional costs on or limiting the revenues of the combined company following the merger and the bank merger, any of which might have an adverse effect on the combined company following the merger. See “The Merger—Regulatory Approvals Required for the Merger” beginning on page 56.

Combining the two companies, including the retention of key employees, may be more difficult, costly or time consuming than expected and the anticipated benefits and cost savings of the merger may not be realized.

Equity and Adams have operated and, until the completion of the merger, will continue to operate, independently and may not begin the actual integration process. The success of the merger, including anticipated benefits and cost savings, will depend, in part, on Equity’s ability to successfully combine and integrate the businesses of Equity and Adams in a manner that permits growth opportunities and does not materially disrupt the existing customer relations nor result in decreased revenues due to loss of customers. It is possible that the integration process could result in the loss of key employees, the disruption of either company’s ongoing businesses or inconsistencies in standards, controls, procedures and policies that adversely affect the combined company’s ability to maintain relationships with clients, customers, depositors and employees or to achieve the anticipated benefits and cost savings of the merger. The loss of key employees could adversely affect Equity’s ability to successfully conduct its business, which could have an adverse effect on Equity’s financial results and the value of its common stock. If Equity experiences difficulties with the integration process, the anticipated benefits of the merger may not be realized fully or at all, or may take longer to realize than expected. As with any merger of financial institutions, there also may be business disruptions that can cause Equity and/or Adams to lose customers or cause customers to remove their accounts from Equity and/or Adams and move their business to competing financial institutions. Integration efforts between the two companies will also divert management attention and resources. These integration matters could have an adverse effect on each of Adams and Equity during this transition period and for an undetermined period after completion of the merger on the combined company. In addition, the actual cost savings of the merger could be less than anticipated.

Certain of Adams’s directors and executive officers may have interests in the merger that may differ from the interests of Adams’s shareholders.

Adams’s shareholders should be aware that some of Adams’s directors and executive officers may have interests in the merger and have arrangements that are different from, or in addition to, those of Adams’s shareholders generally. The Adams Board was aware of these interests and considered these interests, among other matters, when making its decision to approve the merger agreement, and in recommending that Adams’s shareholders vote in favor of approving the merger agreement.

These interests include the following:

•	Indemnification and Insurance. Equity has agreed to indemnify the directors and officers of Adams against certain liabilities arising before the effective time of the merger and to provide certain “tail” insurance for the benefit of the directors and officers of Adams.

•	Employee Benefit Plans. On or as soon as reasonably practicable following the merger, employees of Adams who continue on as employees of Equity will be entitled to participate in the Equity health and welfare benefit and similar plans on the same terms and conditions as employees of Equity. Subject to certain exceptions, these employees will receive credit for their years of service to Adams or Adams Dairy Bank for participation, vesting and benefit accrual purposes.

•	Employee Severance Benefits. Equity has agreed to provide certain severance benefits to Adams’s employees whose employment is terminated under the circumstances specified in the merger agreement.

•	Chinnery Change in Control Payment. Upon the closing of the merger, Mr. Chinnery, Adams’s Chairman and Chief Executive Officer, will be paid a $350,000 change in control payment by Adams pursuant to the terms of his employment agreement. The change in control payments will reduce the Adams adjusted shareholders’ equity.

•	Retention Bonuses. Adams has entered into retention agreements with certain of its employees. Such employees will be entitled payment of a retention bonus if he remains employed by Adams upon the closing of the merger. Pursuant to their respective retention agreements, Mr. Chinnery, Mr. Weisenborn and Mr. Vogt will be entitled to retention bonuses of $200,000, $350,000 and $30,000, respectively, if they remain employed by Adams as of the Closing. The retention bonus payments will reduce the Adams adjusted shareholders’ equity.

•	Wray Interest in Capital Fee. Pursuant to the Capital engagement agreement, Adams agreed to pay Capital a total cash fee currently expected to be equal to 2.50% of the first $10,000,000 in aggregate merger consideration plus 1.25% of the aggregate merger consideration in excess of $10,000,000, which will payable to Capital upon the closing of the merger. Adams also agreed to reimburse Capital for reasonable out-of-pocket expenses and disbursements incurred in connection with its retention and to indemnify Capital against certain liabilities relating to or arising out of Capital’s engagement or Capital’s role in connection therewith. Mr. Wray is a managing director and member of Capital and will be entitled to a portion of the fee paid to Capital. The fee paid to Capital will reduce the Adams adjusted shareholders’ equity.

Certain of the above payments are transaction expenses borne by Adams shareholders. For a more complete description of these interests, see “The Merger—Interests of Adams’s Directors and Executive Officers in the Merger” beginning on page 52.

Adams’s financial advisor and its owners may have interests in the merger that are different from, or in addition to or in conflict with, the interests of Adams and its shareholders.

Adams hired Capital to render an opinion regarding the fairness of the consideration to be received by the Adams shareholders in the proposed merger. Mr. Wray is director and shareholder of Adams. Mr. Wray is also a managing director and member of Capital and will be entitled to a portion of the fee paid to Capital. Mr. Wray recused himself from the preparation of the fairness opinion delivered by Capital. Because of these relationships, Capital may have interests in the merger that are different from, or in addition to or in conflict with, those of the Adams and its shareholders. Adams believes that these interests and this relationship did not present conflicts of interest that affected the judgment of Capital in rendering its fairness opinion.

Termination of the merger agreement could negatively impact both Adams and Equity.

If the merger agreement is terminated, there may be various consequences. For example, Adams’s or Equity’s businesses may have been impacted adversely by the failure to pursue other beneficial opportunities due to the focus of management on the merger, without realizing any of the anticipated benefits of completing the merger. Additionally, if the merger agreement is terminated, the market price of Equity’s common stock could decline to the extent that the current market prices reflect a market assumption that the merger will be completed. If the merger agreement is terminated under certain circumstances, Adams may be required to pay to Equity a termination fee of $850,000.

Adams and Equity will be subject to business uncertainties and contractual restrictions while the merger is pending.

Uncertainty about the effect of the merger on employees and customers may have an adverse effect on Adams or Equity. These uncertainties may impair Adams’s or Equity’s ability to attract, retain and motivate key personnel until the merger is completed, and could cause customers and others that deal with Adams or Equity to seek to change existing business relationships with Adams or Equity. Retention of certain employees by Adams or Equity may be challenging while the merger is pending, as certain employees may experience uncertainty about their future roles with Adams or Equity. If key employees depart because of issues relating to the uncertainty and difficulty of integration or a desire not to remain with Adams or Equity, Adams’s business or Equity’s business could be harmed. In addition, subject to certain exceptions, Adams and Equity have each agreed to operate its business in the ordinary course prior to Closing and agreed to certain restrictive covenants. See “The Merger Agreement—Covenants and Agreements” beginning on page 63 for a description of the restrictive covenants applicable to Adams and Equity.

If the merger is not completed, Equity and Adams will have incurred substantial expenses without realizing the expected benefits of the merger.

Each of Equity and Adams has incurred and will incur substantial expenses in connection with the negotiation and completion of the transactions contemplated by the merger agreement, as well as the costs and expenses of filing, printing and mailing this proxy statement/prospectus and all filing and other fees paid to the SEC in connection with the merger. If the merger is not completed, Equity and Adams would have to recognize these expenses without realizing the expected benefits of the merger.

The merger agreement limits Adams’s ability to pursue acquisition proposals and requires Adams to pay a termination fee of $850,000 under limited circumstances, including circumstances relating to acquisition proposals for Adams.

The merger agreement prohibits Adams from initiating, soliciting or knowingly encouraging certain third-party acquisition proposals. See “The Merger Agreement—Agreement Not to Solicit Other Offers” beginning on page 67. The merger agreement also provides that Adams must pay a termination fee in the amount of $850,000 in the event that the merger agreement is terminated under certain circumstances, including a change of recommendation of the Adams Board in connection with a third-party acquisition proposal. These provisions might discourage a potential competing acquirer that might have an interest in acquiring all or a significant part of Adams from considering or proposing such an acquisition. See the section of this proxy statement/prospectus entitled “The Merger Agreement—Termination Fee” beginning on page 72.

The shares of Equity common stock to be received by Adams shareholders as a result of the merger will have different rights from the shares of Adams common stock.

Upon completion of the merger, Adams shareholders will become Equity shareholders and their rights as Equity shareholders will be governed by the Kansas Statutes Annotated (“K.S.A.”), Equity’s Second Amended

and Restated Articles of Incorporation (which we refer to in this proxy statement/prospectus as the “Equity articles”) and Equity’s Amended and Restated Bylaws (which we refer to in this proxy statement/prospectus as the “Equity bylaws”). The rights associated with Adams common stock are different from the rights associated with Equity common stock. Please see “Comparison of Shareholders’ Rights” beginning on page 85 for a discussion of the different rights associated with Equity common stock.

Holders of Adams and Equity common stock will have a reduced ownership and voting interest after the merger and will exercise less influence over management.

Holders of Adams common stock and Equity common stock currently have the right to vote in the election of the board and on other matters affecting Adams and Equity, respectively. Upon the completion of the merger, each Adams shareholder who receives shares of Equity common stock will become a shareholder of Equity with a percentage ownership of Equity that is smaller than the shareholder’s percentage ownership of Adams. As of the date of this proxy statement/prospectus, it is currently expected that the former shareholders of Adams as a group will receive shares in the merger constituting approximately 2.3% of the outstanding shares of Equity common stock immediately after the merger and approximately 2.2% of the outstanding shares of Equity common stock after the merger and the KBC Merger. As a result, current holders of Equity common stock as a group will own approximately 97.7% of the outstanding shares of Equity common stock immediately after the merger and approximately 92.6% of the outstanding shares of Equity common stock after the merger and the KBC Merger. Because of this, Adams shareholders may have less influence on the management and policies of Equity than they now have on the management and policies of Adams and current Equity shareholders may have less influence than they now have on the management and policies of Equity.

The appraisal rights process is uncertain.

Adams shareholders may or may not be entitled to receive more than the amount provided for in the merger agreement for their shares of Adams common stock if they elect to exercise their appraisal rights with respect to the proposed merger, depending on the appraisal of the fair value of the Adams common stock pursuant to the appraisal procedures under the RSMo. See “The Merger—Appraisal Rights in the Merger” beginning on page 54 and Annex E. For this reason, the amount of cash that you might be entitled to receive should you elect to exercise your appraisal rights with respect to the merger may be more or less than the value of the merger consideration to be paid pursuant to the merger agreement. In addition, it is a closing condition of the merger agreement that the holders of not more than 5% of the outstanding shares of Adams common stock shall have exercised their statutory appraisal rights under the RSMo. The number of shares of Adams common stock that will exercise appraisal rights under the RSMo is not known and therefore we do not know whether this closing condition will be satisfied.

The opinion of Adams’s financial advisor received by the Adams Board prior to the signing of the merger agreement does not reflect changes in circumstances since the date of such opinion.

The opinion of Adams’s financial advisor received by the Adams Board was delivered orally on December 15, 2017, and subsequently confirmed in writing on December 20, 2017. Changes in the operations and prospects of Equity or Adams, general market and economic conditions and other factors that may be beyond the control of Equity or Adams may significantly alter the value of Adams or the price of Equity common stock by the time the merger is completed. The opinion does not speak as of the date of this proxy statement/prospectus, the time the merger will be completed or any date other than the date of such opinion.

Litigation may be filed against Adams, Equity or their respective boards of directors or officers, which could prevent or delay the completion of the merger or result in the payment of damages following completion of the merger.

Lawsuits may be filed against Adams, Equity or their respective boards of directors or officers in connection with the merger, which could prevent or delay completion of the merger and result in substantial costs to Adams and Equity, including any costs associated with indemnification. The defense or settlement of any lawsuit or claim that remains unresolved at the time the merger is completed may adversely affect Equity’s business, financial condition, results of operations and cash flows following completion of the merger.

Equity’s historical and pro forma combined condensed consolidated financial information may not be representative of its results as a combined company.

The pro forma combined condensed consolidated financial information included and incorporated by reference in this proxy statement/prospectus is constructed from the consolidated historical financial statements of Equity, Cache and Eastman, and does not purport to be indicative of the future results of operations of the combined companies. Therefore, Equity’s pro forma combined condensed consolidated financial information included and incorporated by reference in this proxy statement/prospectus may not be representative of Equity’s results as a combined company. The pro forma combined condensed consolidated financial information included and incorporated by reference in this proxy statement/prospectus is also based in part on certain assumptions regarding the Cache Merger and Eastman Merger and the transactions relating thereto that Equity believes are reasonable. Equity cannot assure you, however, that its assumptions will prove to be accurate. Accordingly, the historical and pro forma combined condensed consolidated financial information included and incorporated by reference in this proxy statement/prospectus may not be indicative of what its results of operations and financial condition would have been had Equity been a consolidated entity during the periods presented, or what Equity’s results of operations and financial conditions will be in the future. The challenge of integrating previously independent businesses makes evaluating Equity’s business and its future financial prospects difficult. Equity’s potential for future business success and operating profitability must be considered in light of the risks, uncertainties, expenses and difficulties typically encountered by recently combined companies.

Future sales or the possibility of future sales of a substantial amount of Equity common stock may depress the price of shares of Equity common stock.

Future sales or the availability for sale of substantial amounts of Equity common stock in the public market, or the perception that these sales could occur, could adversely affect the prevailing market price of Equity common stock and could impair Equity’s ability to raise capital through future sales of equity securities.

Equity’s certificate of formation authorizes us to issue up to 45,000,000 shares of Class A common stock and up to 5,000,000 shares of Class B common stock. Immediately after the completion of this merger, Equity expects that approximately 14,949,739 shares of Class A common stock and no shares of Class B common stock will be outstanding, excluding the approximately 820,904 shares of Class A common stock expected to be issued in connection with Equity’s merger with KBC pursuant to that certain Agreement and Plan of Reorganization, dated December 16, 2017, by and among Equity, KBC and Oz Merger Sub, Inc. Sales of a substantial number of shares of Equity common stock, or the perception that such sales may occur, may adversely impact the price of Equity common stock.

Equity may issue shares of Equity common stock or other securities from time to time as consideration for future acquisitions and investments and pursuant to compensation and incentive plans. If any such acquisition or investment is significant, the number of shares of Equity common stock, or the number or aggregate principal amount, as the case may be, of other securities that Equity may issue may in turn be substantial. Equity may also grant registration rights covering those shares of Equity common stock or other securities in connection with any such acquisitions and investments.

Equity cannot predict the size of future issuances of Equity common stock or the effect, if any, that future issuances and sales of Equity common stock will have on the market price of Equity common stock. Sales of substantial amounts of Equity common stock (including shares of Equity common stock issued in connection with an acquisition or under a compensation or incentive plan), or the perception that such sales could occur, may adversely affect prevailing market prices for Equity common stock and could impair Equity’s ability to raise capital through future sales of Equity securities.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

The information presented herein and in other documents filed with or furnished to the SEC, in press releases or other public shareholder communications, or in oral statements made with the approval of an authorized executive officer contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements reflect Equity’s and Adams’s current views with respect to, among other things, future events and Equity’s financial performance. These statements are often, but not always, made through the use of words or phrases such as “may,” “should,” “could,” “predict,” “potential,” “believe,” “will likely result,” “expect,” “continue,” “will,” “anticipate,” “seek,” “estimate,” “intend,” “plan,” “project,” “forecast,” “goal,” “target,” “would” and “outlook,” or the negative variations of those words or other comparable words of a future or forward-looking nature. These forward-looking statements are not historical facts, and are based on current expectations, estimates and projections about Equity’s and Adams’s industry, management’s beliefs and certain assumptions made by management, many of which, by their nature, are inherently uncertain and beyond Equity’s and Adams’s control. Accordingly, Equity and Adams caution you that any such forward-looking statements are not guarantees of future performance and are subject to risks, assumptions and uncertainties that are difficult to predict. Although Equity and Adams believe that the expectations reflected in these forward-looking statements are reasonable as of the date made, actual results may prove to be materially different from the results expressed or implied by the forward-looking statements. When considering forward-looking statements, you should keep in mind the risk factors and other cautionary statements described in “Risk Factors” section of this proxy statement/prospectus.

There are or will be important factors that could cause Equity’s and Adams’s actual results to differ materially from those indicated in these forward-looking statements, including, but are not limited to, the following:

•	an economic downturn, especially one affecting Equity’s or Adams’s core market areas;

•	the occurrence of various events that negatively impact the real estate market, since a significant portion of Equity’s and Adams’s loan portfolio is secured by real estate;

•	difficult or unfavorable conditions in the market for financial products and services generally;

•	interest rate fluctuations, which could have an adverse effect on Equity’s and Adams’s profitability;

•	the effects of the Tax Cuts and Jobs Act of 2017;

•	external economic and/or market factors, such as changes in monetary and fiscal policies and laws, including the interest rate policies of the Board of Governors of the Federal Reserve System, inflation or deflation, changes in the demand for loans, and fluctuations in consumer spending, borrowing and savings habits, which may have an adverse impact on Equity’s and Adams’s financial condition;

•	continued or increasing competition from other financial institutions, credit unions, and non-bank financial services companies, many of which are subject to different regulations than Equity and Adams;

•	costs arising from the environmental risks associated with making loans secured by real estate;

•	losses resulting from a decline in the credit quality of the assets that Equity and Adams hold;

•	inadequacies in Equity’s and Adams’s allowance for loan losses, which could require Equity or Adams to take a charge to earnings and thereby adversely affect Equity’s or Adams’s financial condition;

•	inaccuracies or changes in the appraised value of real estate securing the loans that Equity or Adams originate, which could lead to losses if the real estate collateral is later foreclosed upon and sold at a price lower than the appraised value;

•	the costs of integrating the businesses Equity acquires, including the costs of integrating Adams or KBC, which may be greater than expected;

•	challenges arising from unsuccessful attempts to expand into new geographic markets, products, or services;

•	a lack of liquidity resulting from decreased loan repayment rates, lower deposit balances, or other factors;

•	restraints on the ability of banks to pay dividends to bank holding companies, which could limit liquidity;

•	the loss of large loan and depositor relationships;

•	limitations on Equity’s and Adams’s ability to lend and to mitigate the risks associated with Equity’s and Adams’s lending activities as a result of Equity’s and Adams’s size and capital position;

•	additional regulatory requirements and restrictions on our business, which could impose additional costs;

•	increased capital requirements imposed by banking regulators, which may require raising capital at a time when capital is not available on favorable terms or at all;

•	a failure in the internal controls Equity and Adams have implemented to address the risks inherent to the business of banking;

•	inaccuracies in assumptions about future events, which could result in material differences between financial projections and actual financial performance;

•	the departure of key members of Equity or Adams management personnel or the inability to hire qualified management personnel;

•	the disruptions, security breaches, or other adverse events, failures or interruptions in, or attacks on, information technology systems;

•	unauthorized access to nonpublic personal information of customers, which could expose Equity or Adams to litigation or reputational harm;

•	disruptions, security breaches, or other adverse events affecting the third-party vendors who perform several of Equity’s or Adams’s critical processing functions;

•	the occurrence of adverse weather or manmade events, which could negatively affect Equity’s and Adams’s core markets or disrupt Equity’s or Adams’s operations;

•	an increase in FDIC deposit insurance assessments, which could adversely affect Equity’s and Adams’s earnings;

•	an inability to keep pace with the rate of technological advances due to a lack of resources to invest in new technologies; and

•	other factors that are discussed in “Risk Factors.”

The foregoing factors should not be construed as exhaustive and should be read in conjunction with other cautionary statements that are included in this proxy statement/prospectus. If one or more events related to these or other risks or uncertainties materialize, or if the underlying assumptions prove to be incorrect, actual results may differ materially from what Equity and Adams anticipate. Accordingly, you should not place undue reliance on any such forward-looking statements. Any forward-looking statement speaks only as of the date on which it is made, and Equity and Adams do not undertake any obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise. New risks and uncertainties arise from time to time, and it is not possible to predict those events or how they may affect it. In addition, Equity and Adams cannot assess the impact of each factor on Equity’s and Adams’s business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements. All forward-looking statements, expressed or implied, included in this proxy statement/prospectus are expressly qualified in their entirety by this cautionary statement. This cautionary statement should also be considered in connection with any subsequent written or oral forward-looking statements that Equity and Adams or persons acting on Equity’s or Adams’s behalf may issue.

THE ADAMS SPECIAL MEETING

This section contains information for Adams shareholders about the Adams special meeting that Adams has called to allow its shareholders to consider and vote on the Merger Proposal. Adams is mailing this proxy statement/prospectus to you, as an Adams shareholder, on or about February 21, 2018. This proxy statement/prospectus is accompanied by a notice of the Adams special meeting and a form of proxy card that the Adams Board is soliciting for use at the Adams special meeting and at any adjournments or postponements of the Adams special meeting.

Date, Time and Place of the Adams Special Meeting

The Adams special meeting will be held at Adams Pointe Conference Center, at 8:00 a.m., local time, on March 22, 2018. On or about February 21, 2018, Adams commenced mailing this document and the enclosed form of proxy card to its shareholders entitled to vote at the Adams special meeting.

Matters to Be Considered

At the Adams special meeting, you, as an Adams shareholder, will be asked to consider and vote upon the following matters:

•	the Merger Proposal; and

•	the Adjournment Proposal.

Completion of the merger is conditioned on, among other things, Adams shareholder approval of the Merger Proposal. No other business may be conducted at the Adams special meeting.

Recommendation of the Adams Board

On December 16, 2017, the Adams Board approved the merger agreement and the transactions contemplated thereby. Based on Adams’s reasons for the merger described in the section of this proxy statement/prospectus entitled “The Merger—Adams’s Reasons for the Merger; Recommendation of the Adams Board” beginning on page 40, the Adams Board believes that the merger is in the best interests of the Adams shareholders.

Accordingly, the Adams Board recommends that you vote “FOR” the Merger Proposal and “FOR” the Adjournment Proposal.

Adams Record Date and Quorum

The Adams Board has fixed the close of business on February 15, 2018 as the Adams record date for determining the holders of Adams common stock entitled to receive notice of and to vote at the Adams special meeting.

As of the Adams record date, there were 718,287 shares of Adams common stock outstanding and entitled to notice of, and to vote at, the Adams special meeting or any adjournment thereof, and such outstanding shares of Adams common stock were held by 123 holders of record. Each share of Adams common stock entitles the holder to one vote at the Adams special meeting on each proposal to be considered at the Adams special meeting.

No business may be transacted at the Adams special meeting unless a quorum is present. The presence (in person or by proxy) of holders of at least a majority of the outstanding shares of Adams common stock entitled to be voted at the Adams special meeting constitutes a quorum for transacting business at the Adams special meeting. All shares of Adams common stock present in person or represented by proxy, including abstentions and broker-non votes, if any, will be treated as present for purposes of determining the presence or absence of a quorum for all matters voted on at the Adams special meeting.

As of the Adams record date, the directors and executive officers of Adams and their affiliates beneficially owned and were entitled to vote, in the aggregate, 212,039 shares of Adams common stock, representing approximately 29.3% of the shares of Adams common stock outstanding on that date. As of the Adams record date, Equity beneficially held no shares of Adams common stock.

Required Vote; Treatment of Abstentions; Broker Non-Votes and Failure to Vote

Merger Proposal: The affirmative vote of the holders of at least two-thirds of the outstanding shares of Adams common stock is required to approve the Merger Proposal. If you mark “ABSTAIN” on your proxy card, fail to submit a proxy card or vote in person at the Adams special meeting or fail to instruct your bank or broker how to vote with respect to the Merger Proposal, it will have the effect of a vote against the proposal.

Adjournment Proposal: The affirmative vote of a majority of shares entitled to vote on the subject matter and represented in person or by proxy at the Adams special meeting is required to approve the Adjournment Proposal. If you mark “ABSTAIN” on your proxy card, fail to submit a proxy card or vote in person at the Adams special meeting or fail to instruct your bank or broker how to vote with respect to the Adjournment Proposal, it will have no effect on the proposal.

Voting on Proxies; Incomplete Proxies

An Adams shareholder of record as of the Adams record date may vote by proxy or in person at the Adams special meeting. If you hold your shares of Adams common stock in your name as of the Adams record date, we ask that you complete and return the proxy card in the enclosed envelope. The envelope requires no additional postage if mailed in the United States.

Adams requests that Adams shareholders vote by completing and signing the accompanying proxy card and returning it to Adams as soon as possible in the enclosed postage-paid envelope. When the accompanying proxy card is returned properly executed, the shares of Adams common stock represented by it will be voted at the Adams special meeting in accordance with the instructions contained on the proxy card. If any proxy card is returned without indication as to how to vote, the shares of Adams common stock represented by the proxy card will be voted as recommended by the Adams Board.

If you hold your stock in “street name” through a bank or broker, you must direct your bank or broker how to vote in accordance with the instructions you have received from your bank or broker.

Every Adams shareholder’s vote is important. Accordingly, each Adams shareholder should sign, date and return the enclosed proxy card whether or not you plan to attend the Adams special meeting in person. Sending in your proxy card will not prevent you from voting your shares personally at the Adams special meeting, since you may revoke your proxy at any time before it is voted.

Shares Held in “Street Name”; Broker Non-Votes

Banks, brokers and other nominees who hold shares of Adams common stock in “street name” for a beneficial owner of those shares typically have the authority to vote in their discretion on “routine” proposals when they have not received instructions from beneficial owners. However, banks, brokers and other nominees are not allowed to exercise their voting discretion with respect to the approval of matters determined to be “non-routine,” without specific instructions from the beneficial owner. Broker non-votes are shares held by a broker, bank or other nominee that are represented at the Adams special meeting, but with respect to which the broker or nominee is not instructed by the beneficial owner of such shares to vote on the particular proposal and the broker does not have discretionary voting power on such proposal. If your broker, bank or other nominee holds your shares of Adams common stock in “street name,” your broker, bank or other nominee will vote your shares of Adams common stock only if you provide instructions on how to vote by filling out the voter instruction form sent to you by your broker, bank or other nominee with this proxy statement/prospectus.

Revocability of Proxies and Changes to an Adams Shareholder’s Vote

You have the power to change your vote at any time before your shares of Adams common stock are voted at the Adams special meeting by:

•	attending and voting in person at the Adams special meeting;

•	giving notice of revocation of the proxy at the Adams special meeting; or

•	delivering to the Secretary of Adams at 651 NE Coronado Drive, Blue Springs, Missouri 64014 (i) a written notice of revocation or (ii) a duly executed proxy card relating to the same shares, bearing a date later than the proxy card previously executed.

Attendance at the Adams special meeting will not in and of itself constitute a revocation of a proxy.

If you choose to send a completed proxy card bearing a later date than your original proxy card, the new proxy card must be received before the beginning of the Adams special meeting.

If your shares are held in “street name” by a bank or broker, you should follow the instructions of your bank or broker regarding the revocation of proxies.

Solicitation of Proxies

In addition to solicitation by mail, Adams’s proxy solicitor and/or directors, officers, and employees of Adams may solicit proxies by personal interview, telephone, or electronic mail. Adams reimburses brokerage houses, custodians, nominees, and fiduciaries for their expenses in forwarding proxies and proxy material to their principals. Adams will bear the entire cost of soliciting proxies from you.

Attending the Adams Special Meeting

All Adams shareholders, including holders of record as of the Adams record date and shareholders who hold their shares through banks, brokers, nominees or any other holder of record, are invited to attend the Adams special meeting. Only Adams shareholders of record as of the Adams record date can vote in person at the Adams special meeting. If you are an Adams shareholder of record as of the Adams record date and you wish to attend the Adams special meeting, please bring your proxy card and evidence of your stock ownership, such as your most recent account statement, to the Adams special meeting. You should also bring valid picture identification.

An Adams shareholder who holds shares in “street name” through a broker, bank, trustee or other nominee (which we refer to in this proxy statement/prospectus as a “beneficial owner”) who desires to attend the Adams special meeting in person must bring proof of beneficial ownership as of the record date, such as a letter from the broker, bank, trustee or other nominee that is the record owner of such beneficial owner’s shares, a brokerage account statement or the voting instruction form provided by the broker.

Assistance

If you need assistance in completing your proxy card, have questions regarding Adams’s special meeting or would like additional copies of this proxy statement/prospectus, please contact David Charles Chinnery at (816) 655-3333.

ADAMS PROPOSALS

Proposal No. 1 Merger Proposal

Adams is asking its shareholders to approve the Merger Proposal. Holders of Adams common stock should read this proxy statement/prospectus carefully and in its entirety, including the annexes, for more detailed information concerning the merger agreement and the merger. A copy of the merger agreement is attached to this proxy statement/prospectus as Annex A.

After careful consideration, the Adams Board approved the merger agreement and declared the merger agreement and the transactions contemplated thereby, including the merger, to be advisable and in the best interest of Adams and the shareholders of Adams. See “The Merger—Adams’s Reasons for the Merger; Recommendation of the Adams Board” beginning on page 40 of this proxy statement/prospectus for a more detailed discussion of the Adams Board’s recommendation.

The Adams Board recommends a vote “FOR” the Merger Proposal.

Proposal No. 2 Adjournment Proposal

The Adams special meeting may be adjourned to another time or place, if necessary or appropriate, to solicit additional proxies if there are insufficient votes at the time of the Adams special meeting to approve the Merger Proposal.

If, at the Adams special meeting, the number of shares of Adams common stock present or represented and voting in favor of the Merger Proposal is insufficient to approve the Merger Proposal, Adams intends to move to adjourn the Adams special meeting in order to enable the Adams Board to solicit additional proxies for approval of the Merger Proposal. In that event, Adams will ask its shareholders to vote upon the Adjournment Proposal, but not the Merger Proposal.

In this proposal, Adams is asking its shareholders to authorize the holder of any proxy solicited by the Adams Board on a discretionary basis to vote in favor of adjourning the Adams special meeting to another time and place for the purpose of soliciting additional proxies, including the solicitation of proxies from Adams shareholders who have previously voted.

The Adams Board recommends a vote “FOR” the Adjournment Proposal.

THE MERGER

The following discussion contains certain information about the merger. The discussion is subject, and qualified in its entirety by reference, to the merger agreement attached as Annex A to this proxy statement/prospectus and incorporated herein by reference. You are urged to read this entire proxy statement/prospectus carefully, including the merger agreement attached as Annex A, for a more complete understanding of the merger.

Terms of the Merger

Each of the board of directors of Equity (which we refer to in this proxy statement/prospectus as the “Equity Board”) and the Adams Board has approved the merger agreement. To consummate the merger, Merger Sub will merge with and into Adams, with Adams surviving the merger as a wholly-owned subsidiary of Equity. Immediately following, and in connection with the merger, Equity will cause Adams to merge with and into Equity, with Equity surviving the second merger. Immediately following the integrated mergers (or at such later time as Equity may determine in its sole discretion), Equity will cause Adams Dairy Bank, a Missouri state bank with its principal offices in Blue Springs, Missouri, and the banking subsidiary of Adams, to merge with and into Equity Bank, the banking subsidiary of Equity, with Equity Bank surviving the bank merger.

If the merger is completed, each share of Adams common stock (other than shares of Adams common stock held by Adams, Equity or any dissenting shareholder) will be converted into the right to receive (i) 0.4791 shares of Equity common stock, and (ii) $5.51, in cash, subject to a possible downward adjustment of the cash consideration based upon the amount of the Adams adjusted shareholders’ equity prior to Closing. Equity will not issue any fractional shares of Equity common stock in the merger. Adams shareholders who would otherwise be entitled to a fraction of a share of Equity common stock upon the completion of the merger will instead receive, for the fraction of a share, an amount in cash (rounded to the nearest cent), determined by multiplying the fractional share by $34.49.

Adams’s shareholders are being asked to approve the Merger Proposal. See the section of this proxy statement/prospectus entitled “The Merger Agreement” beginning on page 57 for additional and more detailed information regarding the legal documents that govern the merger, including information about the conditions to the completion of the merger and the provisions for terminating or amending the merger agreement.

Background of the Merger

As a regular part of their duties over time, executive management and directors of Adams have considered various strategic alternatives to enhance and maximize shareholder value. These strategic alternatives have included continuing as an independent institution, acquiring other banks, adding bank branches, or a sale or merger of Adams.

At the request of Adams’s and Adams Dairy Bank’s Chairman and Chief Executive Officer, David Chinnery (“Chinnery”), Bob Wray (“Wray”), then a principal of The Capital Corporation, LLC, a financial advisory firm experienced in advising financial institutions regarding strategic alternatives, joined the Adams Board in May 2015 as a way of remaining current with the banking market in and around the Midwest.

On a regular basis the Adams Board devoted a portion of their monthly board meetings for discussions of the bank merger and acquisition market.

In December 2016, at a strategic planning session, the Adams Board seriously discussed the sale of Adams Dairy Bank. Adams Dairy Bank management prepared five (5)-year projections of Adams Dairy Bank as an independent institution and compared the estimated future value of Adams with the potential value of Adams in the current market environment. Significant discussion occurred regarding the impact of a future recession, dependence on a small number of management personnel and shareholder liquidity.

In the first quarter of 2017, the Adams Board continued discussions at each of their board meetings regarding a potential sale evaluating the estimated current and future value and desire for shareholder liquidity.

Original investors in Adams (Adams Dairy Bank at that time) made their investments in 2008 and anticipated a conversion of their investment in Adams to publicly traded Capitol Bancorp stock after the first three years of operation.

During the first quarter of 2017, the Adams Board also consulted with legal counsel as to the potential conflict with Capital, the successor to The Capital Corporation, LLC, due to Wray serving as both a director of Adams and Managing Director of Capital. Adams’s legal counsel advised the Board that, under the Adams Bylaws (which we refer to in this proxy statement/prospectus as the “Adams bylaws”), if Wray recused himself, the remaining members of the Adams Board could approve Adams’s engagement of Capital so long as the material facts as to Wray’s interest in Capital were disclosed to the Adams Board and those members of the Adams Board in good faith authorized the engagement.

On March 6, 2017, Adams entered into an agreement with Capital to act as an advisor in an effort to evaluate the opportunities available for the merger and/or sale of Adams.

In April 2017, Capital proceeded with an auction process to solicit indications of interests from prospective buyers. Capital contacted forty-two (42) prospective buyers, including Equity. Twenty (20) prospective buyers executed confidentiality agreements and were provided with a Confidential Memorandum regarding Adams. Seven (7) of the contacted parties, including Equity, submitted acquisition or merger proposals, each with differing cash and stock considerations.

After review of the proposals received, the Adams Board and executive management team met with Equity and with another prospect (“Prospect B”) over a span of two months. Equity offered a fixed aggregate value for Adams based on a required capital base. Their offer provided a range of Equity stock of 60% to 85% of the aggregate value with the remainder in cash.

Prospect B also offered a range of value for Adams with a required capital base. However, Prospect B’s proposal also included an all-cash option which appealed to the Adams Board.

Additionally, Chinnery and Wray made onsite visits to both Equity and Prospect B to meet with their executive management teams and discuss a potential transaction. Results of these meetings were relayed to the Adams Board following the meetings.

Although the range of value provided was slightly lower than Equity’s offer, based on concerns of market risk and a desire for an all-cash transaction, the Adams Board allowed Prospect B to conduct a limited due diligence which would allow it to eliminate the range and develop a firm offer.

After a limited due diligence, Prospect B issued an updated Letter of Intent at the bottom of its original range, and eliminated the all-cash option, providing for a transaction including 45% stock and 55% cash.

On September 28, 2017, the Adams Board voted to move forward with Equity, to request an updated Letter of Intent from Equity and to allow Equity to begin conducting due diligence. The market risk of exchanging Adams stock for either potential buyer’s stock was debated at length by the Adams Board, but the Adams Board believed that it was still in the Adams shareholders’ best interest to effect the Equity transaction.

The decision to move forward with Equity was based on several items, including the overall value being the highest value offered and the fact that if both offers contained a stock component, the Equity stock offered a much larger trading volume which would allow Adams shareholders the ability to liquidate their stock quicker if so desired. Additionally, the Adams Board discussed the elimination of the all-cash offer of Prospect B along with the concern that it raised of future changes and execution risk by proceeding with Prospect B.

On September 29, 2017, Capital had a conversation with the executive management team of Equity indicating the Adams Board’s desire to move forward with Equity. Capital also had a telephone conversation with the investment banker for Prospect B informing him of the Adams Board’s decision to move forward with a different party based, in part, on the elimination of the all-cash offer.

On October 2, 2017, Adams received an updated Letter of Intent from Equity at the same valuation contained in its original May 2017 Letter of Intent. Due diligence was started immediately with Equity, but Adams did not execute the Letter of Intent.

On October 5, 2017, Adams received a revised Letter of Intent from Prospect B providing for either a part cash and part stock transaction or an all-cash transaction.

At its October 2017 board meeting, the Adams Board discussed the ongoing due diligence by Equity as well as the revised Letter of Intent from Prospect B. After discussion the Adams Board determined that it was in the Adams shareholders’ best interest to continue to pursue a transaction with Equity.

This was based, in part, on the higher purchase price valuation from Equity and the continued concern that Prospect B may again eliminate the all-cash option in the definitive agreement. There was also concern that if Adams pulled back from Equity that it would be unlikely that Equity would remain interested in Adams at a later date, which would necessitate starting the process over if a deal could not be reached with Prospect B.

Following due diligence, on November 20, 2017, Equity delivered to Capital an updated Letter of Intent with an aggregate valuation of $16,840,000 ($23.45 per share) paid as 75% registered stock of Equity and 25% in cash at closing based on a required amount of capital at closing. This updated Letter of Intent was forwarded to the Adams Board.

On December 1, 2017, the Adams Board met to discuss the updated Letter of Intent from Equity. Adams’s legal counsel was present and started the meeting with a discussion and memorandum regarding the directors’ fiduciary responsibility to the shareholders when discussing the Equity offer. After substantial discussion regarding the market risk and discussion of remaining independent, the Adams Board agreed that it was in the Adams shareholders’ best interest to continue to pursue discussions with Equity.

Late on the evening of December 1, 2017, Equity delivered a draft of a merger agreement to Adams. During the week of December 4, 2017, the Adams Board reviewed the draft merger agreement and discussed it with Adams’s advisors. The parties and their respective legal counsel held numerous discussions and negotiations regarding the merger agreement over the next two weeks in order to finalize the agreements.

On December 7, 2017, the Adams Board held a telephonic board meeting including Adam’s legal counsel to discuss the draft merger agreement. Legal counsel outlined the legal issues and terms, while Capital outlined the financial terms of the draft merger agreement. Lengthy discussion was held on the Adams transaction expenses in the contract along with how those expenses would impact the estimated capital at closing, and ultimately the purchase price.

The Adams Board agreed to continue discussions and negotiations with Equity in anticipation of having a clear estimate of the transaction expenses, the estimated capital at closing and a more refined agreement prior to the regularly scheduled Adams Board meeting on December 9, 2017.

The Adams Board held a telephonic board meeting on December 8, 2017 for Capital and executive management of Adams Dairy Bank to provide the Adams Board a more refined estimate of the transaction expenses and capital at closing. Based on transactional expenses, Capital estimated that the purchase price at closing under the draft merger agreement would drop to approximately $22.37.

On December 8, 2017, Equity provided the Director Support Agreement, Director Release Agreement, Officer Release Agreement and Voting Agreement to Adams. The parties and their respective legal counsel held numerous discussions and negotiations regarding the ancillary agreements over the next few days in order to finalize the agreements.

Discussions and negotiations occurred during the day of December 9, 2017 between representatives of Adams and Equity to finalize the transaction expenses, closing capital and purchase price. On the evening of December 9, 2017, the Adams Board met in conjunction with a regularly scheduled Adams Dairy Bank board meeting to discuss the revised draft merger agreement and final purchase price. Capital estimated that the purchase price in the contract would be approximately $22.00 per share based on estimated capital at closing. The Adams Board approved the draft merger agreement and purchase price.

The Adams Board recommended to each of the directors that they review the new ancillary documents which would be required of the directors and seek independent legal advice if necessary.

On December 15, 2017, the directors of Adams reviewed with their counsel and advisors, the final merger document. Based upon Adams’s review and discussion of the merger agreement, the analyses and opinion of Capital, and other relevant factors (described below in “Adams’s Reasons for the Merger; Recommendation of the Adams Board,” beginning on page 40), the Adams Board approved the merger with Equity and authorized Chinnery to execute the merger agreement.

On December 15, 2017, Capital delivered its oral opinion to the Adams Board and subsequently confirmed in a written opinion, dated December 20, 2017 that, as of that date and based upon and subject to the assumptions and qualifications stated in its written opinion, the $15,825,000 cash and stock consideration to be exchanged by Equity for the outstanding common stock of Adams in the merger was fair, from a financial point of view, to the Adams shareholders.

After Adams received a favorable fairness opinion from Capital, the merger agreement and related documents were executed and delivered by the parties on December 16, 2017. The companies issued a joint press release announcing the signing of the merger agreement on the morning of December 18, 2017.

Adams’s Reasons for the Merger; Recommendation of the Adams Board

The Adams Board has approved the merger agreement and unanimously recommends that the Adams shareholders vote “FOR” approval of the Merger Proposal.

In reaching its decision to approve the merger agreement and to recommend approval to the Adams shareholders, the Adams Board evaluated the merger and the merger agreement in consultation with its executive management, Capital, Adams’s outside financial advisor and Adams’s legal counsel. In arriving at its recommendation, the Adams Board considered a number of factors, including the following:

•	the Adams Board’s familiarity with and review of information concerning the business, results of operations, financial condition, competitive position and future prospects of Adams;

•	the value of the consideration to be received by Adams’s shareholders relative to the book value and earnings per share of Adams common stock, including particularly the relationship between the consideration and Adams’s tangible book value;

•	the financial terms of recent business combinations in the financial services industry and a comparison of the multiples of selected combinations with the terms of the proposed transaction with Equity;

•	the current and prospective environment in which Adams operates, including overall local and regional economic conditions, the competitive environment for banks and other financial institutions, the increased regulatory burdens on financial institutions and the trend toward consolidation in the banking industry;

•	the results that Adams could expect to achieve operating independently, and the likely risks and benefits to shareholders of that course of action, as compared with the value of the merger consideration;

•	the opportunities and prospects of Adams for future organic growth and/or future growth through acquisitions;

•	the resources required to keep pace with technology and cybersecurity risks;

•	the resources required to keep pace with anticipated asset growth and provide shareholder liquidity as needed;

•	that a merger with a larger bank holding company could provide the opportunity to realize economies of scale, increase efficiencies of operations and enhance customer products and services;

•	the belief of the Adams Board that Equity emphasizes many of the same values embraced by Adams in the conduct of its business, such as, excellent customer service, employee development and delivering value to shareholders;

The Adams Board also considered the risks and potential negative factors outlined below, but concluded that the anticipated benefits of combining with Equity were likely to outweigh substantially these risks and factors. The risk factors included:

•	the lack of control of the Adams Board and Adams’s shareholders over the future operations and strategy of the combined company;

•	the requirement that Adams conduct its business in the ordinary course and the other restrictions on the conduct of Adams’s business before completion of the merger, which could delay or prevent Adams from undertaking business opportunities that may arise before completion of the merger;

•	the fact that certain benefits of the merger are reliant on the successful operation of Equity in the future as opposed to selling Adams entirely for cash, which would deliver all value to Adams shareholders upon closing of such a sale;

•	the limited liquidity of Equity common stock, even though it is quoted on Nasdaq; and

•	that under the merger agreement, Adams may not solicit competing proposals for the acquisition of Adams.

The reasons set out above for the merger are not intended to be exhaustive but are believed to include all material factors considered by the Adams Board in approving the merger. In reaching its determination, the Adams Board did not assign any relative or specific weights to different factors, and individual directors may have given different weights to different factors.

The Adams Board conducted an overall analysis of the factors described above as a whole. Based on the reasons stated, the Adams Board believed that the merger was in the best interest of Adams’s shareholders and approved the merger agreement and the merger.

The foregoing explanation of the Adams Board’s reasoning and all other information presented in this section is forward-looking in nature and, therefore, should be read in light of the factors discussed in the section entitled “Cautionary Statement Regarding Forward-Looking Statements,” beginning on page 31.

The Adams Board determined that the merger and the merger agreement are in the best interests of Adams and its shareholders.

Accordingly, the Adams Board approved the merger and the merger agreement and unanimously recommends that Adams shareholders vote “FOR” approval of the Merger Proposal and “FOR” the Adjournment Proposal.

Opinion of Adams’s Financial Advisor

Adams engaged Capital to render financial advisory and investment banking services to Adams, including an opinion to the Adams Board as to the fairness, from a financial point of view, to the holders of Adams common stock of the merger consideration to be received by such shareholders in the merger.

Adams selected Capital in connection with any business combination transaction involving Adams because Capital is a regionally recognized investment banking firm with substantial experience in transactions similar to the merger and is familiar with Adams and its operations. Over the past 20 years, Capital has directly represented financial institutions in over 250 transactions. As part of its bank advisory business Capital is continually engaged in the valuation of banks and bank holding companies and their securities in connection, among other things, mergers and acquisitions.

As part of its engagement, a representative of Capital attended the December 15, 2017 telephonic meeting of the Adams Board at which the Adams Board evaluated the merger. At this meeting, Capital reviewed the financial aspects of the merger and rendered to the Adams Board an oral opinion to the effect that, as of such date and subject to the procedures followed, assumptions made, matters considered, and qualifications and limitations on the review undertaken by Capital as set forth in its opinion, the merger consideration in the merger was fair, from a financial point of view, to the holders of Adams common stock. The Adams Board approved the merger agreement at this meeting.

The description of the opinion set forth herein is qualified in its entirety by reference to the full text of the opinion, which is attached as Annex D to this proxy statement/prospectus and is incorporated herein by reference, and describes the procedures followed, assumptions made, matters considered, and qualifications and limitations on the review undertaken by Capital in preparing the opinion.

Capital’s opinion speaks only as of the date of the opinion. The opinion was for the information of, and was directed to, the Adams Board (in its capacity as such) in connection with its consideration of the financial terms of the merger. The opinion addressed only the fairness, from a financial point of view, of the merger consideration in the merger to the holders of Adams common stock. It did not address the underlying business decision of Adams to engage in the merger or enter into the merger agreement or constitute a recommendation to the Adams Board in connection with the merger, and it does not constitute a recommendation to any holder of Adams common stock or any shareholder of any other entity as to how to vote in connection with the merger or any other matter, nor does it constitute a recommendation regarding whether or not any such shareholder should enter into a voting, shareholders’ or affiliates’ agreement with respect to the merger or exercise any dissenters’ or appraisal rights that may be available to such shareholder.

In connection with the opinion, Capital reviewed, analyzed and relied upon matters that it believed had a bearing upon the merger and a material bearing upon the financial and operating condition of Adams and Equity, including, among other things:

•	a draft of the merger agreement dated December 15, 2017 (the most recent draft then made available to Capital);

•	the unaudited financial statements for the three fiscal years ended December 31, 2016 of Adams;

•	the unaudited quarterly financial statements for the fiscal quarter ended September, 30, 2017 of Adams;

•	the audited financial statements and the Annual Reports on Form 10-K for the three fiscal years ended December 31, 2016 of Equity;

•	the unaudited quarterly financial statements and the Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2017 of Equity;

•	certain regulatory filings of Adams, Equity and their respective subsidiaries, including (as applicable) the semi-annual reports on Form FR Y-9SP and quarterly reports on Form FR Y-9C and quarterly call reports required to be filed with respect to each semi-annual period and quarter (as the case may be) during the three-year period ended December 31, 2016 and the quarter ended September 30, 2017;

•	certain other interim reports and other communications of Adams and Equity to their respective shareholders; and

•	other financial information concerning the businesses and operations of Adams and Equity that was furnished to Capital by Adams and Equity or which Capital was otherwise directed to use for purposes of Capital’s analyses.

Capital’s consideration of financial information and other factors that it deemed appropriate under the circumstances or relevant to its analysis included, among others, the following:

•	the historical and current financial position and results of operations of Adams and Equity;

•	the assets and liabilities of Adams and Equity;

•	the nature and terms of certain other merger transactions and business combinations in the banking industry;

•	a comparison of certain financial information for Adams and certain financial and stock market information for Equity, along with similar information for certain other companies the securities of which were publicly traded;

•	financial and operating forecasts and projections of Adams as a stand-alone institution that were prepared by, and provided to Capital and discussed with Capital by, Adams management and that were used and relied upon by Capital at the direction of Adams management and with the consent of the Adams Board; and

•	publicly available consensus “street estimates” of Equity that were discussed with Capital by Adams management and used and relied upon by Capital based on such discussions, at the direction of Adams management and with the consent of the Adams Board.

Capital also performed such other studies and analyses as it considered appropriate and took into account its assessment of general economic, market and financial conditions and its experience in other transactions, as well as its experience in securities valuation and knowledge of the banking industry generally. Capital also participated in discussions that were held with the respective managements of Adams and Equity regarding the past and current business operations, regulatory relations, financial condition and future prospects of their respective companies and such other matters as Capital deemed relevant to its inquiry.

In conducting its review and arriving at its opinion, Capital relied upon and assumed the accuracy and completeness of all of the financial and other information that was provided to it or that was publicly available and did not independently verify the accuracy or completeness of any such information or assume any responsibility or liability for such verification, accuracy or completeness.

Capital relied upon the management of Adams as to the reasonableness and achievability of the financial and operating forecasts and projections of Adams referred to above (and the assumptions and bases therefor), and Capital assumed that such forecasts and projections were reasonably prepared and represented the best currently available estimates and judgments of Adams management and that such forecasts and projections would be realized in the amounts and in the time periods estimated by such management.

Capital further relied, with the consent of Adams, upon Equity’s management as to the reasonableness and achievability of the publicly available consensus “street estimates” of Equity and Capital assumed that such estimates were consistent with, the best currently available estimates and judgments of Equity management and that the forecasts, projections and estimates reflected in such information would be realized in the amounts and in the time periods estimated.

It is understood that the portion of the foregoing financial information of Adams and Equity that was provided to Capital was not prepared with the expectation of public disclosure, that all of the foregoing financial information, including the publicly available consensus “street estimates” of Equity, was based on numerous variables and assumptions that are inherently uncertain, including, without limitation, factors related to general economic and competitive conditions, and that, accordingly, actual results could vary significantly from those set forth in such information. Capital assumed, based on discussions with the respective managements of Adams and Equity, and with the consent of the Adams Board, that all such information provided a reasonable basis upon which Capital could form its opinion. Capital expressed no view as to any such information or the assumptions or bases therefor. Capital relied on all such information without independent verification or analysis and did not in any respect assume any responsibility or liability for the accuracy or completeness thereof.

Capital also assumed that there were no material changes in the assets, liabilities, financial condition, results of operations, business or prospects of either Adams or Equity since the date of the last financial statements of each such entity that were made available to Capital. Capital further assumed that the unaudited financial statements for Adams contemplated to be delivered to Equity following the date of its opinion would not reflect any such material changes or other information or facts material to Capital’s analyses. Capital is not an expert in the independent verification of the adequacy of allowances for loan and lease losses. Capital assumed, without independent verification and with Adams’s consent, that the aggregate allowances for loan and lease losses for Adams and Equity are adequate to cover such losses. In rendering its opinion, Capital did not make or obtain any evaluations or appraisals or physical inspection of the property, assets or liabilities (contingent or otherwise) of Adams or Equity, the collateral securing any of such assets or liabilities, or the collectability of any such assets, nor did Capital examine any individual loan or credit files, nor did it evaluate the solvency, financial capability or fair value of Adams or Equity under any state or federal laws, including those relating to bankruptcy, insolvency or other matters. Estimates of values of companies and assets do not purport to be appraisals or necessarily reflect the prices at which companies or assets may actually be sold. Because such estimates are inherently subject to uncertainty, Capital assumed no responsibility or liability for their accuracy.

Capital assumed, in all respects material to its analyses:

•	that the integrated mergers and any related transactions (including the bank merger) would be completed substantially in accordance with the terms set forth in the merger agreement (the final terms of which Capital assumed would not differ in any respect material to Capital’s analyses from the draft reviewed by Capital and referred to above) with no additional payments or adjustments to the merger consideration (including the allocation between cash and stock);

•	that the representations and warranties of each party in the merger agreement and in all related documents and instruments referred to in the merger agreement were true and correct;

•	that each party to the merger agreement and all related documents would perform all of the covenants and agreements required to be performed by such party under such documents;

•	that there were no factors that would delay, or subject to any adverse conditions, any necessary regulatory or governmental approval for the integrated mergers or any related transaction (including the bank merger) and that all conditions to the completion of the integrated mergers and any related transaction would be satisfied without any waivers or modifications to the merger agreement or any of the related documents; and

•	that in the course of obtaining the necessary regulatory, contractual or other consents or approvals for the integrated mergers and any related transaction (including the bank merger), no restrictions, including any divestiture requirements, termination or other payments or amendments or modifications, would be imposed that would have a material adverse effect on the future results of operations or financial condition of Adams, Equity or the pro forma entity, or the contemplated benefits of the integrated mergers, including without limitation the cost savings and related expenses expected to result or be derived from the integrated mergers.

Capital assumed that the integrated mergers would be consummated in a manner that complies with the applicable provisions of the Securities Act, the Securities Exchange Act of 1934, as amended (which we refer to in this proxy statement/prospectus as the “Exchange Act”) and all other applicable federal and state statutes, rules and regulations.

Capital was further advised by representatives of Adams that Adams relied upon advice from its advisors (other than Capital) or other appropriate sources as to all legal, financial reporting, tax, accounting and regulatory matters with respect to Adams, Equity, Merger Sub, the integrated mergers and any related transaction (including the bank merger), and the merger agreement. Capital did not provide advice with respect to any such matters.

Capital’s opinion addressed only the fairness, from a financial point of view, as of the date of the opinion, to the holders of Adams common stock of the merger consideration to be received by such holders in the merger, without regard to the individual circumstances of specific holders which may distinguish such holders, including, without limitation, as parties to the existing shareholders agreement between Adams and certain of its shareholders. Capital expressed no view or opinion as to any other terms or aspects of the integrated mergers or any term or aspect of any related transaction (including the bank merger), including without limitation, the form or structure of the integrated mergers (including the form of merger consideration or the allocation thereof between cash and stock) or any such related transaction, any consequences of the integrated mergers or any such related transaction to Adams, its shareholders, creditors or otherwise, or any terms, aspects, merits or implications of any employment, consulting, voting, support, shareholder or other agreements, arrangements or understandings contemplated or entered into in connection with the integrated mergers or otherwise. Capital’s opinion was necessarily based upon conditions as they existed and could be evaluated on the date of such opinion in addition to the information made available to Capital through such date. Developments subsequent to the date of Capital’s opinion may have affected, and may affect, the conclusion reached in Capital’s opinion. Capital did not and does not have an obligation to update, revise or reaffirm its opinion. For purposes of its analyses, Capital did not incorporate recently announced changes to United States tax laws regarding corporate tax rates.

Capital’s opinion did not address, and Capital expressed no view or opinion with respect to:

•	the underlying business decision of Adams to engage in the integrated mergers or enter into the merger agreement;

•	the relative merits of the merger as compared to any strategic alternatives that are, have been or may be available to or contemplated by Adams or the Adams Board;

•	the fairness of the amount or nature of any compensation to any of Adams’s officers, directors or employees, or any class of such persons, relative to the compensation to the holders of Adams common stock;

•	the effect of the integrated mergers or any related transaction on, or the fairness of the consideration to be received by, holders of any class of securities of Adams common stock or holders of any class of securities of Equity or any other party to any transaction contemplated by the merger agreement;

•	any adjustment (as provided in the merger agreement) to the merger consideration (including to the cash or stock components thereof) assumed to be paid in the merger for purposes of Capital’s opinion;

•	whether Equity has sufficient cash, available lines of credit or other sources of funds to enable it to pay the aggregate cash consideration to the holders of Adams common stock at the closing of the merger;

•	the actual value of Equity common stock to be issued in the merger;

•	the prices, trading range or volume at which Equity common stock would trade following the public announcement of the merger or following the consummation of the merger;

•	any advice or opinions provided by any other advisor to any of the parties to the merger or any other transaction contemplated by the merger agreement; or

•	any legal, regulatory, accounting, tax or similar matters relating to Adams, Equity, Merger Sub or their respective shareholders, or relating to or arising out of or as a consequence of the integrated mergers or any related transaction (including the bank merger), including whether or not the integrated mergers would qualify as a tax-free reorganization for United States federal income tax purposes.

In performing its analyses, Capital made numerous assumptions with respect to industry performance, general business, economic, market and financial conditions and other matters, which are beyond the control of Capital, Adams and Equity. Any estimates contained in the analyses performed by Capital are not necessarily indicative of actual values or future results, which may be significantly more or less favorable than suggested by these analyses. Additionally, estimates of the value of businesses or securities do not purport to be appraisals or to reflect the prices at which such businesses or securities might actually be sold. Accordingly, these analyses and estimates are inherently subject to substantial uncertainty.

In addition, the Capital opinion was among several factors taken into consideration by the Adams Board in making its determination to approve the merger agreement and the merger. Consequently, the analyses described below should not be viewed as determinative of the decision of the Adams Board with respect to the fairness of the merger consideration. The type and amount of consideration payable in the merger were determined through negotiation between Adams and Equity and the decision of Adams to enter into the merger agreement was solely that of the Adams Board.

The following is a summary of the material financial analyses presented by Capital to the Adams Board in connection with its opinion. The summary is not a complete description of the financial analyses underlying the opinion or the presentation made by Capital to the Adams Board, but summarizes the material analyses performed and presented in connection with such opinion. The financial analyses summarized below include information presented in tabular format. The tables alone do not constitute a complete description of the financial analyses.

The preparation of a fairness opinion is a complex analytic process involving various determinations as to appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances. Therefore, a fairness opinion is not readily susceptible to partial analysis or summary description. In arriving at its opinion, Capital did not attribute any particular weight to any analysis or factor that it considered, but rather made qualitative judgments as to the significance and relevance of each analysis and factor. Accordingly, Capital believes that its analyses and the summary of its analyses must be considered as a whole and that selecting portions of its analyses and factors or focusing on the information presented below in tabular format, without considering all analyses and factors or the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of the process underlying its analyses and opinion.

For purposes of the financial analyses described below, Capital utilized an implied transaction value for the proposed merger of $22.03 per outstanding share of Adams common stock, or approximately $15.825 million in the aggregate, consisting of the sum of (i) the implied value of the stock consideration of 0.4791 shares of Equity common stock, based on the 20-day volume weighted average price of Equity common stock on and (ii) the cash consideration of $5.51.

Market Value Analysis

Based on total merger consideration of $15,825,000 and the required Adams adjusted shareholders’ equity at Closing, the acquisition price results in the following pricing ratios:

Purchase Price	$15,825,000
Required Capital at Closing	$9,666,000
2017 Earnings	$1,000,000

Multiple of Equity	164%
Multiple of Earnings	15.83

Adams Selected Companies Analyses

Using publicly available information, Capital compared the financial performance and financial condition of Adams to ten (10) selected banks that had total assets between $100 million and $150 million and were based in Missouri or Kansas.

The selected companies were as follows:

Bank of St. Elizabeth

Bank of Crocker

Community Point Bank

Bank Northwest

Valley State Bank

Citizens-Farmers Bank of Cole Camp

Vintage Bank Kansas

Lawson Bank

F&M Bank and Trust Company

Valley State Bank

To perform this analysis, Capital used profitability and other financial information as of or for the latest 12-month period available (which in the case of Adams was the period ended September 30, 2017). Subsidiary bank-level data was utilized to calculate ratios for Adams. Certain financial data prepared by Capital may not correspond to the data presented in Adams’s historical financial statements as a result of the different periods, assumptions and methods used by Capital to compute the financial data presented.

Capital’s analysis showed the following concerning the financial performance of Adams and the selected companies:

KEY FINANCIAL RATIOS

Balance Sheet (%)	Bank	Peer	Diff
Earning Asset Ratio	92.12	94.22	(2.10)
Loan/ Asset Ratio	70.90	64.66	6.24
Deposits/ Total Assets	80.63	83.89	(3.26)
Equity Capital Ratio	9.23	11.37	(2.14)
Liquid Assets/ Liabilities	14.04	23.26	(9.22)

Growth Rates (%)	Bank	Peer	Diff
Asset Growth	17.60	3.75	13.86
Loan Growth	17.69	5.79	11.90
Deposit Growth	20.13	2.90	17.23
Income Growth	14.77	12.40	2.37

Performance (%)	Bank	Peer	Diff
Return On Equity	9.32	10.02	(0.70)
Return On Assets	0.85	1.09	(0.24)
S Corp ROA Adj.	0.85	0.92	(0.07)
Net Interest Margin (TE)	3.74	3.88	(0.14)
Net Overhead	1.96	2.17	0.21
Loan Loss Provision	0.19	0.16	(0.03)

Efficiency (%)	Bank	Peer	Diff
Efficiency Ratio	62.39	64.86	2.47
Loans+Deposits/Employee ($000)	13,784	6,424	7,360

AS OF 2017Q3

STRENGTHS & OPPORTUNITIES	AS OF 2017Q3

Ratios (%)		Bank	Peer	Diff
Return on Assets		0.85	1.09	(0.24)
S Corp ROA Adj.		0.85	0.92	(0.07)
Net Interest Income		3.42	3.55	(0.13)
Loan Loss Prov.		0.19	0.16	(0.03)
Total NonInt. Inc.		0.51	0.60	(0.09)
Total NonInt. Exp.		2.47	2.77	0.30
Realized G/L on Sec.	N/A	0.00	0.01	(0.01)
Income Taxes		0.42	0.14	(0.28)

CLOSEST PEERS BASED ON ASSET SIZE	as of 2017Q3

Performance Ratio (% Avg Assets)	Adams Dairy Bank	Bank of St. Elizabeth	Bank of Crocker	Community Point Bank	Bank Northwest	Valley State Bank	Citizens- Farmers Bank of Cole Camp	Vintage Bank Kansas	Lawson Bank	F&M Bank and Trust Company	Valley State Bank
Total Interest Income	4.04	4.78	3.41	3.69	4.59	5.05	3.80	3.94	3.28	3.60	4.07
Total Interest Expense	0.63	0.32	0.42	0.91	0.52	0.90	0.51	0.31	0.15	0.50	0.49
Net Interest Income	3.42	4.46	3.00	2.78	4.07	4.15	3.29	3.62	3.13	3.11	3.58
Prov for Loan and Lease Losses	0.19	0.00	0.22	0.16	0.14	0.10	0.24	0.16	0.00	0.00	0.16
Trust Income	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Service Charges on the dep acts	0.07	0.37	0.16	0.04	0.41	0.20	0.37	0.17	0.28	0.25	0.21
All other non Interest Income	0.44	0.46	0.05	0.14	0.05	0.49	0.13	0.19	0.34	0.38	0.09
Total Non Interest Income	0.51	0.82	0.21	0.18	0.46	0.69	0.50	0.36	0.62	0.63	0.29
Salaries and employee expenses	1.23	1.88	1.59	1.06	1.29	1.89	1.11	1.46	1.42	1.59	1.74
Premises & fixed asset expenses	0.22	0.35	0.33	0.25	0.45	0.41	0.29	0.29	0.43	0.30	0.37
Other noninterest expense	1.02	0.89	0.79	0.70	0.52	0.90	0.42	0.64	0.90	0.89	0.64
Total noninterest expense	2.47	3.11	2.71	2.00	2.26	3.20	1.82	2.54	2.74	2.78	2.75
Total realized G/L, tax, & extra	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	(0.00)
Op Inc. bef. Sec. G/L, tax & extra	1.27	2.17	0.27	0.80	2.13	1.54	1.73	1.28	1.01	0.95	0.96
Income Taxes	0.42	0.00	0.00	0.00	0.00	0.06	0.00	0.07	0.02	0.33	0.29
Return on Average Assets— Net Income	0.85	2.17	0.27	0.80	2.13	1.48	1.73	1.22	0.99	0.62	0.68

No company used as a comparison in the above selected companies analysis is identical to Adams. Accordingly, an analysis of these results is not mathematical. Rather, it involves complex considerations and judgments concerning differences in financial and operating characteristics of the companies involved.

Selected Transactions Analysis

Capital reviewed publicly available information related to 24 selected Midwest U.S. bank transactions announced since January 1, 2017, with target assets of $50,000,000 to $200,000,000. Terminated transactions were excluded from the selected transactions.

	This Transaction	Peer Transactions
Median Deal Value/Tangible Common Equity	163.72%	148.11%
Median Deal Value/Earnings	16.7x	36.9x
Median Tangible Book Premium/Core Deposits	7.4%	3.28%

(1)	Price per common share to tangible book value per share of the acquired company (in the case of selected transactions involving a private acquired company) was calculated as total transaction consideration divided by total tangible common equity.
(2)	Tangible equity premium to core deposits (total deposits less time deposits greater than $100,000) of the acquired company, is referred to as core deposit premium.

The above transaction statistics for the selected transactions were compared with the corresponding transaction statistics for the merger based on the implied transaction value for the merger of $22.03 per share of Adams common stock and using historical financial information for Adams as of or for the 12-month period ended September 30, 2017.

No company or transaction used as a comparison in the above selected transaction analysis is identical to Adams or the merger.

Accordingly, an analysis of these results is not mathematical. Rather, it involves complex considerations and judgments concerning differences in financial and operating characteristics of the companies involved.

Other Considerations

Equity is a healthy and profitable institution which has a track record of successfully completing whole bank acquisitions and is in good standing with its regulators.

Capital also reviewed and presented to the Adams Board the historical Equity stock price and trading volume.

Miscellaneous

Capital acted as financial advisor to Adams and not as an advisor to or agent of any other person. As part of its investment banking business, Capital is continually engaged in the valuation of bank and bank holding company securities in connection with acquisitions and valuations for various other purposes.

As specialists in the securities of banking companies, Capital has experience in, and knowledge of, the valuation of banking enterprises.

Pursuant to the Capital engagement agreement, Adams agreed to pay Capital a total cash fee currently expected to be equal to 2.50% of the first $10,000,000 in aggregate merger consideration plus 1.25% of the aggregate merger consideration in excess of $10,000,000, which will payable to Capital upon the closing of the merger. Adams also agreed to reimburse Capital for reasonable out-of-pocket expenses and disbursements incurred in connection with its retention and to indemnify Capital against certain liabilities relating to or arising out of Capital’s engagement or Capital’s role in connection therewith.

Other than in connection with this present engagement, during the two years preceding the date of its opinion, Capital has not provided investment banking and financial advisory services to Adams. Capital may in the future provide investment banking and financial advisory services to Adams or Equity and receive compensation for such services.

Mr. Wray is a managing director and member of Capital and will be entitled to a portion of the fee paid to Capital. Mr. Wray is also a director and shareholder of Adams. Adams believes that these interests and relationship Adams did not present conflicts of interest that affected the judgment of Capital in rendering its fairness opinion.

Equity’s Reasons for the Merger

After careful consideration, the Equity board of directors (which we refer to in this proxy statement/prospectus as the “Equity Board”), at a meeting held on December 14, 2017, unanimously determined that the merger agreement and the issuance of the Equity common stock is in the best interests of Equity and its shareholders. Accordingly, the Equity Board approved the merger agreement.

In evaluating the merger agreement, the merger and the other transactions contemplated by the merger agreement, the Equity Board consulted with Equity’s management and legal and financial advisors and, in reaching its decision to approve the merger agreement, the merger and the other transactions contemplated by the merger agreement, the Equity Board considered a number of factors, including the following material factors:

•	each of Equity’s, Adams’s, and the combined company’s business, operations, financial condition, asset quality, earnings, and prospects. In reviewing these factors, the Equity Board considered its view that Adams’s financial condition and asset quality are sound, that Adams’s business and operations complement those of Equity, and that the merger and the other transactions contemplated by the merger agreement would result in a combined company with a larger market presence and more diversified loan portfolio as well as a more attractive funding base, including core deposit funding, than Equity on a standalone basis. The Equity Board further considered that Adams’s earnings and prospects, and the synergies potentially available in the proposed merger, create the opportunity for the combined company to have superior future earnings and prospects compared to Equity’s earnings and prospects on a standalone basis. In particular, the Equity Board considered the following:

•	the strategic rationale for the merger, given its potential for enhancing the Equity banking franchise;

•	potential growth opportunities through the further expansion into attractive markets including the Kansas City metropolitan area;

•	the complementary nature of the cultures of the two companies, which management believes should facilitate integration and implementation of the transaction;

•	the expanded possibilities, including organic growth and future acquisitions, that would be available to the combined company, given its larger size, asset base, capital, and footprint;

•	the anticipated pro forma impact of the merger on the combined company, including the expected positive impact on financial metrics including earnings, funding sources, and capital;

•	its understanding of the current and prospective environment in which Equity and Adams operate, including national and local economic conditions, the interest rate environment, increasing operating costs resulting from regulatory initiatives and compliance mandates, the competitive environment for financial institutions generally, and the likely effect of these factors on Equity both with and without the merger;

•	its review and discussions with Equity’s management concerning the due diligence examination of Adams’s business;

•	Equity management’s expectation that Equity will retain its capital position and asset quality upon completion of the transaction;

•	the expectation of annual cost savings resulting from the transaction, enhancing efficiencies;

•	the terms of the merger agreement, including the expected tax treatment and deal protection and termination fee provisions, which it reviewed with Equity’s management and legal advisor; and

•	Equity’s past record of integrating acquisitions and of realizing projected financial goals and benefits of acquisitions.

The Equity Board also considered the potential risks related to the merger but concluded that the anticipated benefits of the merger were likely to outweigh these risks. These potential risks include:

•	the possibility of encountering difficulties in achieving anticipated cost synergies and savings in the amounts estimated or in the time frame contemplated;

•	the possibility of encountering difficulties in successfully integrating Adams’s business, operations, and workforce with those of Equity;

•	certain anticipated merger related costs;

•	the diversion of management attention and resources from the operation of Equity’s business towards the completion of the merger;

•	the regulatory and other approvals required in connection with the merger and the bank merger and the risk that such regulatory approvals will not be received in a timely manner or may impose unacceptable conditions; and

•	the merger’s effect on Equity’s regulatory capital levels.

The foregoing discussion of the factors considered by the Equity Board is not intended to be exhaustive, but, rather, includes the material factors considered by the Equity Board. In reaching its decision to approve the merger agreement, the merger and the other transactions contemplated by the merger agreement, the Equity Board did not quantify or assign any relative weights to the factors considered, and individual directors may have given different weights to different factors. The Equity Board considered all of these factors as a whole and overall considered the factors to be favorable to, and to support, its determination. It should be noted that this explanation of the Equity Board’s reasoning and all other information presented in this section is forward-looking in nature and, therefore, should be read in light of the factors discussed under the heading “Cautionary Statement Regarding Forward-Looking Statements” beginning on page 31.

Interests of Adams’s Directors and Executive Officers in the Merger

In considering the recommendation of the Adams Board that Adams shareholders vote in favor of the Merger Proposal, Adams shareholders should be aware that Adams’s directors and executive officers may have interests in the merger that differ from, or are in addition to, their interests as shareholders of Adams. The Adams Board was aware of these interests and took them into account in its decision to approve the merger agreement and the merger. Such interests include the following items.

Indemnification and Insurance. Equity has agreed to indemnify the directors and officers of Adams against certain liabilities arising before the effective time of the merger. Equity has also agreed to purchase a six-year “tail” prepaid policy, on the same terms as Adams’s existing directors’ and officers’ liability insurance, for the current directors and officers of Adams, subject to a cap on the cost of such policy equal to 200% of Adams’s current annual premium (which is approximately $22,000).

Employee Benefit Plans. On or as soon as reasonably practicable following the merger, employees of Adams who continue on as employees of Equity will be entitled to participate in the Equity health and welfare benefit and similar plans on the same terms and conditions as employees of Equity. Subject to certain exceptions, these employees will receive credit for their years of service to Adams or Adams Dairy Bank for participation, vesting and benefit accrual purposes.

Employee Severance Benefits. Equity has agreed to provide certain severance benefits to Adams’s employees whose employment is terminated under the circumstances specified in the merger agreement.

Chinnery Change in Control Payment. Upon the closing of the merger, Mr. Chinnery, Adams’s Chairman and Chief Executive Officer, will be paid a $350,000 change in control payment by Adams pursuant to the terms of his employment agreement. The change in control payments will reduce the Adams adjusted shareholders’ equity.

Retention Bonuses. Adams has entered into retention agreements with certain of its employees. Such employees will be entitled payment of a retention bonus if he remains employed by Adams upon the closing of the merger. Pursuant to their respective retention agreements, Mr. Chinnery, Mr. Weisenborn and Mr. Vogt will be entitled to retention bonuses of $200,000, $350,000 and $30,000, respectively, if they remain employed by Adams as of the Closing. The retention bonus payments will reduce the Adams adjusted shareholders’ equity.

Wray Interest in Capital Fee. Pursuant to the Capital engagement agreement, Adams agreed to pay Capital a total cash fee currently expected to be equal to 2.50% of the first $10,000,000 in aggregate merger consideration plus 1.25% of the aggregate merger consideration in excess of $10,000,000, which will payable to Capital upon the closing of the merger. Adams also agreed to reimburse Capital for reasonable out-of-pocket expenses and disbursements incurred in connection with its retention and to indemnify Capital against certain liabilities relating to or arising out of Capital’s engagement or Capital’s role in connection therewith. Mr. Wray is a managing director and member of Capital and will be entitled to a portion of the fee paid to Capital. The fee paid to Capital will reduce the Adams adjusted shareholders’ equity.

Public Trading Markets

Equity common stock is listed for trading on Nasdaq under the symbol “EQBK.” Following the merger, shares of Equity common stock will continue to be traded on Nasdaq under the symbol “EQBK.” Under the merger agreement, Equity will cause the shares of Equity common stock to be issued in the merger to be approved for listing on Nasdaq, subject to notice of issuance, and the merger agreement provides that neither Equity nor Adams will be required to complete the merger if such shares are not authorized for listing on Nasdaq, subject to notice of issuance.

Equity’s Dividend Policy

Equity has not historically declared or paid cash dividends on its common stock and it does not expect to pay dividends on Equity’s common stock for the foreseeable future. Instead, Equity anticipates that all of its future earnings will be retained to support its operations and to finance the growth and development of Equity’s business. In addition, the payment of dividends by bank holding companies is generally subject to legal and regulatory limitations. For further information, see “Comparative Market Prices and Dividends” beginning on page 95.

Restrictions on Resale of Equity Common Stock

The shares of Equity common stock to be issued in connection with the merger will be registered under the Securities Act, and will be freely transferable, except for shares issued to any shareholder who may be deemed to be an “affiliate” of Equity for purposes of Rule 144 under the Securities Act. Persons who may be deemed to be affiliates of Equity include individuals or entities that control, are controlled by, or are under common control with Equity and may include the executive officers, directors and significant shareholders of Equity.

Appraisal Rights in the Merger

Introductory Information

General. Dissenters’ rights with respect to Adams common stock are governed by the RSMo. Adams shareholders have the right to dissent from the merger and to obtain payment of the “fair value” of their shares in cash (as specified in the RSMo) in the event the merger is consummated. Strict compliance with the dissent procedures is required to exercise and perfect dissenters’ rights under the RSMo. Subject to the terms of the merger agreement, the Adams Board could elect to terminate the merger agreement even if it is approved by Adams’s shareholders, thus cancelling dissenters’ rights.

Adams urges any Adams shareholder who contemplates exercising his right to dissent to read carefully the provisions of Section 351.455 of the RSMo, which are attached to this proxy statement/prospectus as Annex E. The statute describes the steps that each Adams shareholder must take to exercise his right to dissent. Each Adams shareholder who wishes to dissent should read both the summary and the full text of the law. Adams cannot give any Adams shareholder legal advice. To completely understand this law, each Adams shareholder may want, and Adams encourages any Adams shareholder seeking to dissent, to consult with his legal advisor. Any Adams shareholder who wishes to dissent should not send in a signed proxy unless he marks his proxy to vote against the merger or such shareholder will lose the right to dissent.

Address for Notices. Send or deliver any written notice or demand concerning any Adams shareholder’s exercise of his dissenters’ rights to Adams Dairy Bancshares, Inc., 651 NE Coronado Drive, Blue Springs, Missouri 64014, Attention: David Charles Chinnery, Telephone: (816) 655-3333.

Act Carefully. Adams urges any Adams shareholder who wishes to dissent to act carefully. Adams cannot and does not accept the risk of late or undelivered notices or demands. A dissenting Adams shareholder may call Adams at (816) 655-3333 and ask for Adams’s Chairman and Chief Executive Officer, David Charles Chinnery, to receive confirmation that his notice or demand has been received. If his notice or demand is not timely received by Adams, then such shareholder will not be entitled to exercise his dissenters’ rights. Adams’s shareholders bear the risk of non-delivery and of untimely delivery.

If any Adams shareholder intends to dissent, or thinks that dissenting might be in his best interests, such shareholder should read Annex E carefully.

Summary of Section 351.455 of the RSMo—Dissenters’ Rights

The following is a summary of Section 351.455 of the RSMo and the procedures that an Adams shareholder must follow to dissent from the merger agreement and to perfect his appraisal rights and receive cash rather than the merger consideration (including Equity common stock), if the merger agreement is approved and the merger is completed. This summary is qualified in its entirety by reference to Section 351.455 of the RSMo, which is reprinted in full as part of Annex E to this proxy statement/prospectus. Annex E should be reviewed carefully by any shareholder who wishes to perfect his dissenters’ rights. Failure to strictly comply with the procedures set forth in Section 351.455 of the RSMo will, by law, result in the loss of dissenters’ rights. It may be prudent for a person considering whether to dissent to obtain professional counsel.

If the merger is completed, any Adams shareholder who has properly perfected his statutory dissenters’ rights in accordance with Section 351.455 of the RSMo has the right to obtain payment of the fair value of such shareholder’s shares of Adams common stock. The appraised fair value may be more or less than the value of the merger consideration to be received in the merger.

Under Section 351.455 of the RSMo, each Adams shareholder who demands an appraisal in connection with the merger and who complies with the various procedural requirements of Section 351.455 of the RSMo is entitled to “appraisal rights,” pursuant to which the Adams shareholder will receive payment for the fair value of his shares of Adams common stock. The value as determined by a Missouri court may be more or less than the value such shareholder is entitled to under the merger agreement. Investment banker opinions as to the fairness from a financial point of view of the consideration payable in a transaction such as the merger are not opinions as to, and do not in any way address, fair value under the RSMo.

To exercise and perfect appraisal rights under Section 351.455 of the RSMo, an Adams shareholder must do all of the following:

•	own Adams common stock as of the close of business on February 15, 2018, the record date for the Adams special meeting;

•	file with Adams, before a shareholder vote is taken at the Adams special meeting, a written objection to the merger agreement. The written objection must reasonably inform Adams of the identity of the shareholder and that such shareholder intends thereby to demand appraisal of the shares of the shareholder. Neither a proxy nor vote against the merger will satisfy the requirement of such written objection;

•	not vote in favor of the merger agreement (note that a vote, in person or by proxy, against the merger agreement will not satisfy the statutory requirement that a shareholder make a written demand for an appraisal of his shares);

•	continue to hold his shares of Adams common stock through the effective time of the merger; and

•	make a written demand on Equity, the surviving corporation in the merger, within 20 days after the merger is effected for payment of the fair value of his or her shares as of the day before the date on which the vote was taken approving the merger.

An Adams shareholder of record who fails to satisfy these requirements is not entitled to payment for his, her or its shares of Adams common stock under Section 351.455 of the RSMo. In addition, any shareholder who returns a signed proxy but fails to provide instructions as to the manner in which the shares covered by such proxy are to be voted will be deemed to have voted in favor of approving and adopting the Adams Merger Proposal and will not be entitled to assert dissenters’ rights.

If, within 30 days after the effective time of the merger, the value of the dissenting shareholder’s shares of Adams common stock is agreed upon between the dissenting Adams shareholder and Equity, then payment for such shares must be made by Equity within 90 days after the effective time of the merger, upon surrender of such dissenting shareholder’s certificates representing such shareholders shares of Adams common stock. Upon payment of the agreed value, the dissenting shareholder ceases to have any interest in the shares or in Equity.

If, within 30 days after the effective date of the merger, there is no such agreement as to the fair value of the dissenting shareholder’s shares of Adams common stock between the dissenting shareholder and Equity, then the dissenting shareholder may, within 60 days after the expiration of the 30-day period, file a petition in any court of competent jurisdiction within the county in which the registered office of the surviving corporation is situated, asking for a finding and determination of the fair value of such shareholder’s shares. The dissenting shareholder will be entitled to judgment against Equity for an amount equal to the fair value of such shareholder’s shares measured as of the day prior to the date on which the merger agreement is approved, together with interest thereon to the date of the judgment.

The judgment will only be payable upon and simultaneously with the surrender to Equity of the certificates representing the shares of Adams common stock owned by the dissenting shareholder. Upon payment of the judgment, such shareholder will cease to have any interest in the shares or in Equity. Further, unless the dissenting shareholder files the petition with the court within the 60-day time limit described above, such shareholder and all persons claiming under such shareholder shall be conclusively presumed to have approved or ratified the merger agreement and shall be bound by the terms thereof. The right of a dissenting shareholder to be paid the fair value of such shareholder’s shares as provided above ceases if and when Adams abandons the merger.

The shares for which a dissenting shareholder has properly exercised and perfected appraisal rights and followed the required procedures in the RSMo will not be converted into, or represent, the right to receive Equity common stock and cash as provided under the merger agreement. None of these shares will, after the effective time of the merger, be entitled to vote for any purpose or receive any dividends or other distributions. If, however, the holder of such shares fails to properly perfect, effectively withdraws, waives or loses, or otherwise becomes ineligible to exercise appraisal rights under the RSMo, then at that time shares held by such holder will be converted into Equity common stock and cash as provided in the merger agreement.

The foregoing discussion does not purport to be a complete statement of the procedures for exercising and perfecting appraisal rights under the RSMo and is qualified in its entirety by reference to the full text of Section 351.455 of the RSMo, a copy of which is attached as Annex E to this proxy statement/prospectus.

If any Adams shareholder intends to dissent, or if such shareholder believes that dissenting might be in his best interest, such shareholder should read Annex E carefully.

Regulatory Approvals Required for the Merger

The completion of the merger and the bank merger are subject to prior receipt of certain approvals and consents required to be obtained from applicable governmental and regulatory authorities. These approvals include approvals from, among others, the Federal Reserve, the OSBC and the Missouri Division of Finance. Subject to the terms of the merger agreement, both Adams and Equity have agreed to cooperate with each other and use their commercially reasonable efforts to obtain all regulatory approvals necessary or advisable to complete the transactions contemplated by the merger agreement.

On January 19, 2018, Equity filed the required application with the Federal Reserve Bank of Kansas City to request the Federal Reserve’s approval under the BHC Act.

In addition, the bank merger of Adams Dairy Bank with and into Equity Bank requires the approval of the Federal Reserve, the OSBC and the Missouri Division of Finance. On January 19, 2018, Equity Bank filed the required application with the Federal Reserve Bank of Kansas City and the OSBC. Although neither Adams nor Equity knows of any reason why it cannot obtain these regulatory approvals in a timely manner, Adams and Equity cannot be certain when or if they will be obtained.

The U.S. Department of Justice has between 15 and 30 days following approval by the Federal Reserve Board to challenge the approval on antitrust grounds. While Equity and Adams do not know of any reason that the Department of Justice would challenge regulatory approval by the Federal Reserve Board and believe that the likelihood of such action is remote, there can be no assurance that the Department of Justice will not initiate such a proceeding, or if such a proceeding is initiated, as to the result of any such challenge.

The approval of any notice or application merely implies satisfaction of regulatory criteria for approval, and does not include review of the merger from the standpoint of the adequacy of the consideration to be received by, or fairness to, shareholders. Regulatory approval does not constitute an endorsement or recommendation of the proposed transaction.

Equity and Adams are not aware of any material governmental approvals or actions that are required prior to the parties’ completion of the merger other than those described in this proxy statement/prospectus. If any additional governmental approvals or actions are required, the parties presently intend to seek those approvals or actions. However, the parties cannot assure you that any of these additional approvals or actions will be obtained.

THE MERGER AGREEMENT

The following describes certain aspects of the merger, including certain material provisions of the merger agreement. The following description of the merger agreement is subject to, and qualified in its entirety by reference to, the merger agreement, which is attached to this proxy statement/prospectus as Annex A and is incorporated by reference into this proxy statement/prospectus. We urge you to read the merger agreement carefully and in its entirety, as it is the legal document governing the merger.

Structure of the Merger

Each of Equity’s and Adams’s respective boards of directors has approved the merger agreement. Under the merger agreement, Merger Sub will merge with and into Adams, with Adams surviving the merger as a wholly-owned subsidiary of Equity. Immediately following, and in connection with, the merger, Equity will cause Adams to merge with and into Equity, with Equity surviving the second merger. Immediately following the integrated mergers (or at such later time as Equity may determine in its sole discretion), Equity will cause Adams Dairy Bank to merge with and into Equity Bank, with Equity Bank surviving the merger.

Merger Consideration

At the effective time, each share of Adams common stock issued and outstanding (other than shares of Adams common stock held by Adams, Equity or any dissenting shareholder) will be converted into the right to receive (i) 0.4791 shares of Equity common stock, and (ii) $5.51, in cash, subject to a possible downward adjustment of the cash consideration.

The cash component of the merger consideration is subject to downward adjustment based upon the Adams adjusted shareholders’ equity. If the Adams adjusted shareholders’ equity is less than $9,666,000, then the aggregate cash consideration to be paid to holders of Adams common stock will be reduced by $1.64 for each dollar that the Adams adjusted shareholders’ equity is less than $9,666,000, and the per share cash consideration to be paid to each holder of Adams common stock will be correspondingly reduced pro rata. In the event that the Adams adjusted shareholders’ equity is less than $7,253,653, then the holders of Adams common stock would receive no cash consideration. As of January 31, 2018, the most recent practicable date before the printing of this proxy statement/prospectus, Adams adjusted shareholders’ equity would have been estimated to be approximately $10,551,000.

The Adams Merger Costs are the costs and expenses that Adams will incur in connection with the merger that are not reflected in Adams’s shareholders’ equity as of the calculation date, which will be the fifth business day before the closing of the merger or such other mutually agreed date. The Adams Merger Costs will be subtracted from Adams’s shareholders’ equity as of the calculation date to calculate the Adams adjusted shareholders’ equity. The Adams Merger Costs is defined in the merger agreement and it includes, among other costs and expenses:

•	contract termination costs, including employment related agreements and obligations;

•	all transaction costs and legal, accounting and financial advisory fees of Adams associated with the merger;

•	the payment of severance, stay-pay, certain bonuses and change-in-control payments to employees of Adams;

•	certain tax obligations;

•	any unrealized gains or any unrealized losses (as the case may be) in Adams’s securities portfolio due to mark-to-market adjustments required by generally accepted accounting principles, or GAAP; and

•	the cost of settling or otherwise resolving certain litigation.

The following table presents the effect of the estimated Adams Merger Costs on the per share cash consideration to be received by the Adams shareholders. As of January 31, 2018, the most recent practicable date before the initial filing of this proxy statement/prospectus, Adams estimates that the Adams Merger Costs would be approximately $1,276,000. The table also presents up to $100,000 of additional Adams Merger Costs in increments of $25,000. For a discussion of the risks and assumptions associated with the estimates and forecasts included in this table, see “Risk Factors—Risks Relating to the Merger—The sum of Adams’s consolidated capital, surplus and retained earnings accounts less all intangible assets prior to the closing of the merger could be an amount that results in the reduction of the amount of the cash portion of the merger consideration that Adams shareholders would be entitled to receive.”

Estimated Adams shareholders’ equity on the calculation date(1)	Estimated Adams Merger Costs(2)	Estimated Adams adjusted shareholders’ equity	Per share reduction in the cash consideration payable to Adams shareholders	Cash consideration per share of Adams common stock
$10,946,000	$1,276,000	$9,670,000	$0.00	$5.51
$10,946,000	$1,301,000	$9,645,000	$0.05	$5.46
$10,946,000	$1,326,000	$9,620,000	$0.11	$5.40
$10,946,000	$1,351,000	$9,595,000	$0.16	$5.35
$10,946,000	$1,376,000	$9,570,000	$0.22	$5.29

(1)	This number reflects the Adams shareholders’ equity at January 31, 2018 of approximately $10,552,000, plus Adams’s estimated earnings from February 1, 2018 through the anticipated calculation date of approximately $394,000. The calculation date is the fifth business day before the closing of the merger or such other mutually agreed date. The closing of the merger is expected to occur in the second quarter of 2018. The estimated earnings of Adams are based on the financial and operating forecast provided by Adams’s management.
(2)	Reflects Adams’s estimate as of January 31, 2018 of the Adams Merger Costs and additional Adams Merger Costs in increments of $25,000.

If, between the date of the merger agreement and the effective time, the outstanding shares of Equity common stock increase, decrease, change into or are exchanged for a different number or kind of shares or securities as a result of a reorganization, recapitalization, reclassification, stock dividend, stock split, reverse stock split, or other similar change in capitalization (but not as a result of another merger transaction or other issuances by Equity), then the exchange ratio set forth in the merger agreement will be appropriately and proportionately adjusted.

The table below sets forth the implied value of the merger consideration based on the closing price of Equity common stock as quoted by Nasdaq on the specified dates:

Date	Closing price of Equity common stock	Implied value of stock consideration per share of Adams common stock	Cash consideration per share of Adams common stock(4)	Implied value of merger consideration per share of Adams common stock	Aggregate stock consideration	Aggregate cash consideration(4)	Aggregate total consideration
December 15, 2017 (1)	$35.10	$16.82	$5.51	$22.33	$12,079,009	$3,957,762	$16,036,771
February 2, 2018(2)	$36.10	$17.30	$5.51	$22.81	$12,426,365	$3,957,762	$16,384,126
February 14, 2018(3)	$36.30	$17.39	$5.51	$22.90	$12,491,011	$3,957,762	$16,448,773

(1)	The last trading day before public announcement of the merger.

(2)	The latest practicable trading day before the initial filing of this proxy statement/prospectus.
(3)	The latest practicable trading day before the printing of this proxy statement/prospectus.
(4)	Assumes there is no downward adjustment to the cash component of the merger consideration. For a discussion of the possible downward adjustment to the cash component of the merger consideration, see “The Merger Agreement—Merger Consideration” beginning on page 57.

Based on (i) the closing price of $35.10 for Equity common stock on Nasdaq on December 15, 2017, the last trading day before public announcement of the merger, the implied value of the stock component of the merger consideration per share of Adams common stock would be approximately $16.82, and, together with the maximum $5.51 per share to be paid in cash (subject to a possible downward adjustment of the cash consideration), the total merger consideration would be approximately $22.33 per share of Adams common stock, (ii) the closing price of $36.10 for Equity’s common stock on Nasdaq on February 2, 2018, the latest practicable trading day before the initial filing of this proxy statement/prospectus, the implied value of the stock component of the merger consideration per share of Adams common stock would be approximately $17.30, and together with the maximum $5.51 per share to be paid in cash (subject to a possible downward adjustment of the cash consideration), the total merger consideration would be approximately $22.81 per share of Adams common stock and (iii) the closing price of $36.30 for Equity’s common stock on Nasdaq on February 14, 2018, the latest practicable trading day before the printing of this proxy statement/prospectus, the implied value of the stock component of the merger consideration per share of Adams common stock would be approximately $17.39 and together with the maximum $5.51 per share to be paid in cash (subject to a possible downward adjustment of the cash consideration), the total merger consideration would be approximately $22.90 per share of Adams common stock.

Fractional Shares

Equity will not issue any fractional shares of Equity common stock in the merger. Adams shareholders who would otherwise be entitled to a fraction of a share of Equity common stock upon the completion of the merger will instead receive, for the fraction of a share, an amount in cash (rounded to the nearest cent), determined by multiplying the fractional share by $34.49.

Governing Documents; Directors and Officers; Governance Matters

At completion of the integrated mergers, the Equity articles and the Equity bylaws, as in effect immediately before the effective time, will be the articles of incorporation and bylaws of the surviving corporation, Equity, until thereafter changed or amended as provided by law.

The directors and officers, respectively, of Equity at the effective time will remain the directors and officers of the surviving corporation and will hold office from the effective time until their respective successors are duly elected or appointed and qualified in the manner provided in the articles of incorporation and bylaws of the surviving corporation or as otherwise provided by law.

Closing and Effective Time

The merger will be completed only if all conditions to the merger discussed in this proxy statement/prospectus and set forth in the merger agreement are either satisfied or waived. See “—Conditions to Complete the Merger.” Following satisfaction or waiver of all the conditions to the merger, on a date mutually acceptable to Equity and Adams within thirty (30) days, the parties will execute such documents and instruments as may be necessary or appropriate in order to effect the merger and the other transactions contemplated by the merger agreement.

The merger and other transactions contemplated by the merger agreement will become effective on the date and at the time specified in the certificate of merger, reflecting the merger, filed with the Secretary of State of the

State of Missouri in accordance with the RSMo. It currently is anticipated that the completion of the merger will occur in the second calendar quarter of 2018, subject to the receipt of regulatory approvals and the satisfaction of other closing conditions set forth in the merger agreement, but neither Adams nor Equity can guarantee when or if the merger will be completed.

Conversion of Shares; Exchange of Certificates

The conversion of Adams common stock into the right to receive the merger consideration will occur automatically at the effective time. After completion of the merger, the exchange agent will exchange certificates representing shares of Adams common stock for the merger consideration to be received pursuant to the terms of the merger agreement.

Letter of Transmittal

As promptly as practicable, but no later than ten (10) days after the effective time, and subject to the receipt by the exchange agent of a list of Adams’s shareholders in a format that is reasonably acceptable to the exchange agent, Equity will cause the exchange agent to mail to each holder of record of Adams common stock (i) a letter of transmittal and (ii) instructions for use in surrendering each certificate representing shares of Adams common stock in exchange for the merger consideration, any cash in lieu of a fractional share and any dividends or distributions to which such holder is entitled pursuant to the terms of the merger agreement.

Adams’s shareholders will be entitled to receive their respective merger consideration only after receipt by the exchange agent of a properly completed letter of transmittal including delivery of certificates representing shares of Adams common stock. No interest will be paid on the merger consideration.

If a certificate for Adams common stock has been lost, stolen or destroyed, the exchange agent will issue the merger consideration upon receipt of (i) an affidavit of that fact by the claimant and (ii) if required by Equity or the exchange agent, the posting of a bond in an amount as Equity may determine is reasonably necessary as indemnity against any claim that may be made against it with respect to such certificate.

After completion of the merger, there will be no further transfers on the stock transfer books of Adams of shares of Adams common stock that were issued and outstanding immediately prior to the effective time.

Withholding

Equity and the exchange agent, as the case may be, will be entitled to deduct and withhold, if necessary, from any consideration otherwise payable pursuant to the merger agreement to any person such amounts as Equity or the exchange agent, as the case may be, is required to deduct and withhold under the Code, or any provision of state, local or foreign tax law, with respect to the making of such payment. To the extent that amounts are so withheld by Equity or the exchange agent, as the case may be, and remitted to the appropriate governmental entity, such withheld amounts will be treated for all purposes of the merger agreement as having been paid to such person in respect of which such deduction and withholding was made by Equity or the exchange agent, as the case may be.

Dividends and Distributions

No dividends or other distributions with respect to Equity common stock will be paid to the holder of any unsurrendered certificates of Adams common stock with respect to the shares of Equity common stock represented thereby, until the holder of the Adams common stock surrenders the certificates representing the shares of Adams common stock in accordance with the terms of the merger agreement. Following surrender of any such certificate in accordance with the terms of the merger agreement, the record holder thereof will be entitled to receive any such dividends or other distributions, without any interest, which had previously become payable with respect to the whole shares of Equity common stock which the shares of Adams common stock represented by such certificate have been converted into the right to receive under the merger agreement.

Representations and Warranties

The merger agreement and this summary of the representations and warranties in this section are included to provide you with information regarding the terms of the merger agreement. Factual disclosures about Equity and Adams contained in this proxy statement/prospectus or in the public reports of Equity filed with the SEC may supplement, update or modify the factual disclosures about Equity and Adams contained in the merger agreement. The merger agreement contains representations and warranties of Equity and Adams that may be subject to limitations, qualifications or exceptions agreed upon by the parties, including being qualified by confidential disclosures, and may be subject to a contractual standard of materiality that differs from the materiality standard that applies to reports and documents filed with the SEC. In particular, in your review of the representations and warranties contained in the merger agreement and described in this summary, it is important to bear in mind that the representations and warranties were negotiated with the principal purpose of establishing circumstances in which a party to the merger agreement may have the right not to consummate the merger if the representations and warranties of the other party prove to be untrue due to a change in circumstance or otherwise, and allocating risk between the parties to the merger agreement. The representations and warranties, other provisions of the merger agreement or any description of these provisions should not be read alone, but instead should be read only in conjunction with the information provided elsewhere in this proxy statement/prospectus, the documents incorporated by reference into this proxy statement/prospectus and the other reports, statements and filings that Equity publicly files with the SEC. See “Where You Can Find More Information.”

The merger agreement contains customary representations and warranties of each of Equity and Adams relating to their respective businesses. The representations and warranties in the merger agreement do not survive the effective time.

The merger agreement contains representations and warranties made by Adams relating to a number of matters, including the following:

•	corporate matters, including due organization and qualification and subsidiaries;

•	authority relative to execution and delivery of the merger agreement;

•	capitalization;

•	compliance with laws; and the absence of conflicts with, or violations of, organizational documents or other obligations as a result of the merger;

•	financial statements;

•	the absence of undisclosed liabilities;

•	legal proceedings;

•	consents and approvals, required governmental and other regulatory filings in connection with the merger;

•	title to assets;

•	the absence of certain changes or events;

•	certain contracts;

•	certain tax matters;

•	insurance matters;

•	the absence of any material adverse change;

•	intellectual property;

•	related party transactions;

•	indebtedness of Adams;

•	condition of assets;

•	environmental matters;

•	regulatory compliance;

•	absence of certain business practices;

•	books and records;

•	forms of instruments;

•	fiduciary responsibilities;

•	guaranties;

•	voting agreements and shareholders’ agreements;

•	employment matters;

•	employee benefits;

•	certain obligations to employees;

•	interest rate risk management;

•	internal controls;

•	compliance with the various specified statutes, rules and regulations;

•	certain matters concerning the trading of Adams’s securities;

•	the accuracy of information supplied for inclusion in this proxy statement/prospectus and other similar documents;

•	intercompany agreements;

•	the nature of the representations in the merger agreement;

•	inapplicability of takeover statutes; and

•	receipt by the Adams Board of an opinion from Adams’s financial advisor.

The merger agreement contains representations and warranties made by Equity relating to a more limited number of matters, including the following:

•	corporate matters, including due organization and qualification and subsidiaries;

•	authority relative to execution and delivery of the merger agreement;

•	capitalization;

•	filings with the SEC, certain compliance matters and financial statements;

•	compliance with laws; and the absence of conflicts with, or violations of, organizational documents or other obligations as a result of the merger;

•	the absence of undisclosed liabilities;

•	legal proceedings;

•	consents and approvals, required governmental and other regulatory filings in connection with the merger;

•	regulatory compliance;

•	the accuracy of information supplied for inclusion in this proxy statement/prospectus and other similar documents;

•	the absence of certain changes or events;

•	disclosure controls and procedures;

•	sufficient funds to pay the cash component of the merger consideration; and

•	the nature of the representations in the merger agreement.

Certain representations and warranties of Equity and Adams are qualified as to “materiality” or “material adverse change.” For purposes of the merger agreement, a “material adverse change,” means, with respect to either Equity or Adams, any material adverse change in the business, results of operations, condition (financial or otherwise), assets, properties, liabilities (absolute, accrued, contingent or otherwise) or reserves of such party and its subsidiaries, taken as a whole, has occurred, but excluding any change with respect to, or effect on, such party resulting from or in connection with any of the following, by itself or by themselves, either alone or in combination, to constitute or contribute to: (i) any changes in laws or interpretations thereof that are generally applicable to the banking or savings industries; (ii) changes in GAAP that are generally applicable to the banking or savings industries; (iii) the execution and delivery of the merger agreement, the announcement thereof, or the performance of the transactions contemplated by the merger agreement, including any expenses which are reasonably incurred in connection with the merger agreement or the transactions contemplated by the merger agreement; (iv) changes in global, national or regional political conditions or general economic or market conditions in the United States or the State of Kansas or the State of Missouri, including changes in prevailing interest rates, credit availability and liquidity, currency exchange rates, and price levels or trading volumes in the United States or foreign securities markets affecting other companies in the financial services industry; (v) general changes in the credit markets or general downgrades in the credit markets; (vi) actions or omissions of a party taken as required by the merger agreement or with the prior informed written consent of the other party or parties in contemplation of the transactions contemplated by the merger agreement; (vii) any natural or man-made disaster or acts of God; (viii) outbreak or escalation of hostilities, declared or undeclared acts of war or terrorism; or (ix) any litigation relating to the merger agreement or the transactions contemplated by the merger agreement; provided, that, in the case of clauses (i), (ii), (iv) (v), (vii) or (viii), such party is not affected to a greater extent than other persons, bank holding companies or insured depository institutions in the industry in which such party operates.

Covenants and Agreements

Conduct of Businesses Prior to the Completion of the Merger

Adams has agreed that, prior to the effective time, it will, and will cause its subsidiaries to, unless otherwise permitted in writing by Equity:

•	operate (including the making of, or agreeing to make, any loans or other extensions of credit) only in the ordinary course of business and consistent with past practices and safe and sound banking principles;

•	except as required by prudent business practices, use all commercially reasonable efforts to preserve its business organization intact and to retain its present directors, officers, employees, key personnel and customers, depositors and goodwill and to maintain all assets owned, leased or used by it (whether under its control or the control of others), in good operating condition and repair, ordinary wear and tear excepted and unavoidable casualty;

•	perform all of its obligations under any material contracts, leases and documents relating to or affecting its assets, properties and business, except such obligations as Adams or any of its subsidiaries may in good faith reasonably dispute;

•	except as required by prudent business practices, use all commercially reasonable efforts to maintain in full force and effect all insurance policies now in effect or renewals thereof and give all notices and present all claims under all insurance policies in due and timely fashion;

•	timely file, subject to extensions, all reports required to be filed with governmental authorities and observe and conform, in all material respects, to all applicable laws, except those being contested in good faith by appropriate proceedings;

•	timely file, subject to extensions, all tax returns required to be filed by it and promptly pay all taxes, assessments, governmental charges, duties, penalties, interest and fines that become due and payable, except those being contested in good faith by appropriate proceedings;

•	withhold from each payment made to each of its employees, independent contractors, creditors and other third parties the amount of all taxes required to be withheld therefrom and pay the same to the proper tax receiving officers;

•	account for all transactions and prepare all financial statements in accordance with GAAP;

•	promptly classify and charge off loans and make appropriate adjustments to loss reserves in accordance with the instructions to the Reports of Condition and Income (“Call Report”) and the Uniform Retail Credit Classification and Account Management Policy;

•	maintain the allowance for loan losses account in accordance with GAAP and in an amount reasonably estimated to be adequate in all material respects to provide for all losses, net of recoveries relating to loans previously charged off, on all outstanding loans and in compliance with applicable regulatory requirements, and not reduce the amount of the Adam Dairy Bank’s allowance for loan losses; provided, further, that such allowance for loan losses shall be an amount not less than 1.15% of aggregate loans (excluding loans held for sale) and shall include the estimated cost of carrying and disposing of non-performing loans and other real estate owned including any specific reserve required for the ownership or sale of such other real estate owned;

•	pay or accrue all costs, expenses and other charges to be incurred in connection with the merger, including, but not limited to, all legal fees, accounting fees, consulting fees and brokerage fees, prior to the calculation date; and

•	ensure that all accruals for taxes are accounted for in the ordinary course of business, consistent with past practices and in accordance with GAAP.

Additionally, prior to the effective time, subject to specified exceptions, Adams will not, and will not permit any of its subsidiaries to, without the prior written consent of Equity, undertake the following actions:

•	merge into, consolidate with or sell any assets to any other person or entity, change Adams’s or any of its subsidiaries’ articles of incorporation or bylaws, increase the number of shares of Adams common stock or any of its subsidiaries’ stock outstanding or increase the amount of the Adams Dairy Bank’s surplus (as calculated in accordance with the instructions to the Call Report);

•	except as explicitly permitted under the merger agreement or in accordance with applicable law or pursuant to a contract existing as of the date of the merger agreement, engage in any transaction with any affiliated person or allow such persons to acquire any assets from Adams or any of its subsidiaries, except (i) in the form of wages, salaries, fees for services, reimbursement of expenses and benefits already granted or accrued under Adams’s employee benefit plans currently in effect, or (ii) any deposit (in any amount) made by an officer, director or employee;

•	declare, set aside or make any payment of dividends or make any other distribution to its shareholders whether in cash, shares or other property, provided, that Adams Dairy Bank may pay cash dividends to Adams to fund Adam’s payment of its merger costs;

•	obligate itself to purchase, retire or redeem any of its capital shares or other securities;

•	discharge or satisfy any material lien or pay any material obligation or liability, whether absolute or contingent, due or to become due, except in the ordinary course of business consistent with past practices and except for liabilities incurred in connection with the transactions contemplated by the merger agreement;

•	issue, reserve for issuance, grant, sell or authorize the issuance of any shares of its capital stock or other securities or subscriptions, options, warrants, calls, rights or commitments of any kind relating to the issuance thereto;

•	accelerate the vesting of pension or other benefits in favor of employees of Adams or any of its subsidiaries except according to an Adams employee benefit plan or as otherwise contemplated by the merger agreement or as required by applicable law;

•	acquire any capital stock or other equity securities or acquire any equity or ownership interest in any bank, corporation, partnership or other entity (except (i) through settlement of indebtedness, foreclosure or the exercise of creditors’ remedies or (ii) in a fiduciary capacity, the ownership of which does not expose it to any material liability from the business, operations or liabilities of such person);

•	mortgage, pledge or subject to lien any of its property, business or assets, tangible or intangible, except (i) certain permitted encumbrances and (ii) pledges of assets to secure public funds deposits;

•	enter into any employment or consulting contract (other than as contemplated by the terms of an Adams employee benefit plan or the merger agreement) or other agreement with any current or proposed director, officer or employee or adopt, amend in any material respect or terminate any pension, employee welfare, retirement, stock purchase, stock option, phantom stock, stock appreciation rights, termination, severance, income protection, golden parachute, savings or profit-sharing plan (including trust agreements and insurance contracts embodying such plans), any deferred compensation, or collective bargaining agreement, any group insurance contract or any other incentive, welfare or employee benefit plan or agreement for the benefit of its directors, employees or former employees, except as required by applicable law or by the merger agreement;

•	make any capital expenditures or capital additions or betterments, except for such capital expenditures or capital additions that are set forth in writing in the budget provided to Equity or that are reasonably necessary to prevent deterioration of the condition of a property;

•	sell or dispose of, or otherwise divest itself of the ownership, possession, custody or control, of any corporate books or records of any nature that, in accordance with sound business practice, normally are retained for a period of time after their use, creation or receipt, except at the end of the normal retention period;

•	except as required by applicable regulatory agency or applicable law, make any, or acquiesce with any, (i) material change in any credit underwriting standards or practices, including loan loss reserves, (ii) material change in any asset liability management techniques, (iii) change in any accounting methods, principles or material practices, or (iv) tax election, change in taxable year, material amendment of a tax return, settlement of any tax claim or assessment relating to Adams or any of its subsidiaries, or surrender any claim to a tax refund;

•	sell (but payment at maturity is not a sale) or purchase any investment securities, other than purchases of obligations of the U.S. Treasury (or any agency thereof) with a duration of four (4) years or less and an AA rating by at least one nationally recognized ratings agency;

•	renew, extend the maturity of, or alter any of the terms of any loan classified by Adams as “special mention,” “substandard,” or “impaired” or other words of similar import; or

•	enter into any acquisitions or leases of real property, including new leases and lease extensions, other than in the ordinary course of business consistent with past practice or through settlement of indebtedness, foreclosure or the exercise of creditors’ remedies.

Resolution of Certain Litigation

In the event that the litigation between Adams Dairy Bank and WingGate Travel is not resolved prior to the calculation date, Adams shall deposit, or cause to be deposited, into an escrow account with an escrow agent reasonably acceptable to Equity an amount equal to 150% of all alleged liabilities, obligations, losses, costs, fees and expenses associated and expected to be incurred with such litigation. The total amount of damages sought in such litigation is $201,609, plus interest accruing from October 18, 2012 through present. For the purposes of the calculation of the Adams adjusted shareholders’ equity, the amount deposited into the escrow account shall be deemed an Adams merger cost and shall reduce the amount of the Adams adjusted shareholders’ equity. Such funds shall remain in escrow until such litigation is finally and definitively resolved. Following resolution of such litigation and after paying all settlements, liabilities, obligations, losses, costs, fees and expenses associated with such litigation, including, without limitation, any attorneys’ fees, any remaining funds shall be distributed in accordance with the terms of the merger agreement.

Regulatory Matters

Equity and Adams have agreed to use their commercially reasonable efforts to promptly prepare and file or cause to be filed, within 30 days of the date of the merger agreement, applications for all regulatory approvals required to be obtained by each of the parties in connection with the merger agreement and the transactions contemplated thereby.

Employee Matters

Equity has agreed to consult with the President of Adams with respect to the termination of any employees of Adams in connection with the Closing. Subject to the terms of the merger agreement, employees of Adams whose employment is terminated in connection with the merger will be eligible to receive certain severance payments under specified circumstances.

Subject to the right of subsequent amendment, modification, replacement or termination in the sole discretion of Equity, each continuing employee will be entitled, as an employee of Equity or its subsidiaries, to participate in the employee benefit plans of Equity provided to similarly situated employees of Equity or its subsidiaries, if such continuing employee will be eligible and, if required by the terms of such plans, selected for participation therein under the terms thereof and makes any required contributions. The provisions of the merger agreement are not intended to give any continuing employee any rights or privileges superior to those of other similarly situated employees of Equity or its subsidiaries or to provide duplication of similar benefits but, subject to that qualification, Equity will, for purposes of vesting and any age or period of service requirements for commencement of participation with respect to any employee benefit plans in which a continuing employee may participate (excluding any defined benefit pension plan), credit each continuing employee with his or her term of service with Adams or any of its subsidiaries.

Director and Officer Indemnification and Insurance

The merger agreement provides that after the completion of the merger, Equity and the surviving corporation will indemnify the directors, officers, employees and agents of Adams to the extent that such person would have been entitled to indemnification under the certificate of incorporation, bylaws or any existing indemnification agreements of Adams prior to the merger.

Prior to Closing, Equity and Equity Bank will obtain, at the expense of Equity, a six-year tail insurance coverage policy relating to the policies of directors’ and officers’ liability insurance currently maintained by Adams and Adams Dairy Bank as of the date of the merger agreement with respect to claims arising from facts or events that occurred on or prior to the effective time (including the transactions contemplated by the merger agreement) as currently maintained by Adams, on terms no less advantageous than those contained in Adams’s existing directors’ and officers’ and company’s liability insurance policy; provided, however, Equity is not obligated to expend, on an annual basis, an amount in excess of 200% of the current annual premium paid as of the date of the merger agreement by Adams for such insurance.

Shareholder Meeting and Recommendation of Adams’s Board of Directors

Adams has agreed to (i) duly call, give notice of, convene and hold the Adams special meeting of its shareholders as soon as practicable after the registration statement of which this proxy statement/prospectus is a part becomes effective with the SEC for the purpose of approving the Merger Proposal; (ii) require no greater than the minimum vote of the capital stock of Adams required by applicable law in order to approve the Merger Proposal; (iii) include in this proxy statement/prospectus the recommendation of the Adams Board that the Adams shareholders vote in favor of the approval of the Merger Proposal; and (iv) cause this proxy statement/prospectus to be mailed to the Adams shareholders as soon as practicable after it becomes effective with the SEC, and use its commercially reasonable efforts to obtain the approval of the Merger Proposal.

Agreement Not to Solicit Other Offers

Adams has agreed that it will not, and will cause its subsidiaries not to, and will cause Adams’s and its subsidiaries’ respective officers, directors, employees, affiliates, agents and representatives not to, directly or indirectly, (i) initiate or solicit or knowingly encourage any inquiries with respect to, or the making of, any acquisition proposal or (ii) except as otherwise permitted by the merger agreement, (A) engage in negotiations or discussions with or provide any information or data to, any person relating to an acquisition proposal, (B) approve, endorse or recommend, or propose publicly to approve, endorse or recommend, any acquisition proposal, or (C) execute or enter into any letter of intent, agreement in principle, merger agreement, acquisition agreement or other similar agreement relating to any acquisition proposal.

Adams further agreed that it will, and will cause each of its officers, directors, employees, affiliates, agents and representatives to, (i) immediately cease any solicitations, discussions or negotiations with any person (other than Equity) conducted prior to the signing of the merger agreement with respect to any acquisition proposal and promptly request return or destruction of confidential information related thereto, (ii) not terminate, waive, amend, release or modify any provision of any confidentiality or standstill agreement relating to any acquisition proposal to which it or any of its officers, directors, employees, affiliates, agents and representatives is a party, and (iii) use its commercially reasonable efforts to enforce any confidentiality or similar agreement relating to any acquisition proposal. Notwithstanding the foregoing, at any time prior to obtaining the approval of the its shareholders, in the event that Adams receives a bona fide acquisition proposal that complies with the terms of the merger agreement, Adams and its board of directors may participate in discussions or negotiations with, or furnish any information to, any person making such acquisition proposal and its agents and representatives or potential sources of debt financing that need to be involved in such discussion if the Adams Board determines in good faith, after consultation with its counsel and financial advisor, that such person is reasonably likely to submit to Adams a proposal deemed to be superior to Equity’s proposal (as determined in accordance with the terms of the merger agreement) and that failure to take such action would reasonably be expected to be inconsistent with the directors’ fiduciary duties.

In connection with the receipt and negotiation of any acquisition proposal by Adams, Adams is required to comply with the terms, conditions and procedures set forth in the merger agreement, which require, among other things, Adams to enter into a confidentiality agreement with the person making an acquisition proposal, providing certain notices and information to Equity and allowing Equity to make counteroffers that Adams will consider in good faith.

The Adams Board may, at any time prior to obtaining the approval of Adams’s shareholders, (i) approve, endorse or recommend a proposal deemed to be superior to Equity’s proposal (as determined in accordance with the terms of the merger agreement) or enter into a definitive agreement with respect to such superior proposal or (ii) modify or amend in a manner adverse to Equity or withdraw its recommendation in favor of approval of the merger agreement, provided that (x) prior to such change in recommendation, the Adams Board will determine, in good faith (after consultation with its counsel), that the failure to take such action would be inconsistent with the directors’ fiduciary duties under applicable law and (y) such change in recommendation is in connection with a superior proposal or an intervening event and such superior proposal has been made and has not been withdrawn and continues to be a superior proposal after taking into account any action taken by Equity.

Conditions to Complete the Merger

Adams’s obligations to complete the merger are subject to the satisfaction or waiver of the following conditions:

•	subject to certain materiality and material adverse change exceptions, each of the representations and warranties of Equity set forth in the merger agreement will be true and correct in all respects at and as of the date of the merger agreement and at and as of the closing date as though made at and as of the closing date (unless any such representation or warranty is made only as of a specific date, in which case as of such specific date);

•	Equity and Merger Sub have, or have caused to be, performed or observed, in all material respects, all obligations and agreements required to be performed or observed by Equity and Merger Sub under the merger agreement on or prior to the closing date;

•	the Merger Proposal having been approved by the requisite vote of its shareholders;

•	Adams and Equity having received approvals, acquiescences or consents of the transactions contemplated by the merger agreement from all necessary governmental entities and certain third parties and all applicable waiting periods having expired. Further, the approvals and the transactions contemplated by the merger agreement not having been contested or threatened to be contested by any federal or state governmental entity or by any other third party by formal proceedings;

•	no action having been taken, and no statute, rule, regulation or order being promulgated, enacted, entered, enforced or deemed applicable to the merger agreement or the transactions contemplated thereby by any federal, state or foreign government or governmental entity or by any court, including the entry of a preliminary or permanent injunction, which, if successful, would (i) make the merger agreement or any other agreement contemplated thereby, or the transactions contemplated thereby illegal, invalid or unenforceable, (ii) impose material limits on the ability of any party to the merger agreement to complete the merger agreement or any other agreement contemplated thereby, or the transactions contemplated thereby, or (iii) if the merger agreement or any other agreement contemplated thereby, or the transactions contemplated thereby are completed, subject Adams or any officer, director, shareholder or employee of Adams to criminal or civil liability. Further, no action or proceeding before any court or governmental entity, by any government or governmental entity or by any other person is threatened, instituted or pending that would reasonably be expected to result in any of the consequences described above;

•	Adams will have received all documents required to be received from Equity on or prior to the closing date all in form and substance reasonably satisfactory to Adams;

•	there having been no material adverse change with respect to Equity since September 30, 2017;

•	the registration statement of which this proxy statement/prospectus is a part, including any amendments or supplements thereto, will be effective under the Securities Act and no stop order suspending the effectiveness of the registration statement will be in effect or proceedings for such purpose pending before or threatened by the SEC. All state securities permits or approvals required by applicable state securities laws to consummate the transactions contemplated by the merger agreement will have been received and remain in effect;

•	the shares of Equity common stock to be issued pursuant to the merger agreement will have been approved for listing on Nasdaq;

•	Equity will have procured a tail insurance coverage policy relating to the policies of directors’ and officers’ liability insurance in accordance with the terms and subject to the conditions the merger agreement; and

•	Adams shall have received the written opinion of Stinson Leonard Street LLP, in form and substance reasonably satisfactory to Adams, dated as of the closing date, to the effect that, on the basis of facts, representations and assumptions set forth or referred to in such opinion, that are consistent with the state of facts existing at the effective time, that the integrated mergers shall together be treated as an integrated transaction that qualifies as a “reorganization” within the meaning of Section 368(a)(1)(A) of the Code.

Equity’s obligations to complete the merger are subject to the satisfaction or waiver of the following conditions:

•	subject to certain materiality and material adverse change exceptions, each of the representations and warranties of Adams set forth in the merger agreement will be true and correct in all respects at and as of the date of the merger agreement and at and as of the closing date as though made at and as of the closing date (unless any such representation or warranty is made only as of a specific date, in which case as of such specific date);

•	Adams has, or has caused to be, performed or observed, in all material respects, all obligations and agreements required to be performed or observed by Adams under the merger agreement on or prior to the closing date;

•	the Merger Proposal having been approved by the requisite vote of Adams’s shareholders;

•	Equity having received approvals, acquiescences or consents of the transactions contemplated by the merger agreement from all necessary governmental entities and certain the third parties, and all applicable waiting periods having expired. Further, the approvals and the transactions contemplated thereby not having been contested or threatened to be contested by any federal or state governmental entity or by any other third party by formal proceedings;

•	no action having been taken, and no statute, rule, regulation or order being promulgated, enacted, entered, enforced or deemed applicable to the merger agreement or the transactions contemplated thereby by any federal, state or foreign government or governmental entity or by any court, including the entry of a preliminary or permanent injunction, which, if successful, would (i) make the merger agreement or any other agreement contemplated thereby, or the transactions contemplated thereby illegal, invalid or unenforceable, (ii) require the divestiture of a material portion of the assets of Equity or its subsidiaries, or (iii) impose material limits on the ability of any party to the merger agreement to complete the merger agreement or any other agreement contemplated thereby, or the transactions contemplated thereby, or (iv) if the merger agreement or any other agreement contemplated thereby, or the transactions contemplated thereby are completed, subject Equity or any officer, director, shareholder or employee of Equity to criminal or civil liability. Further, no action or proceeding before any court or governmental entity, by any government or governmental entity or by any other person is threatened, instituted or pending that would reasonably be expected to result in any of the consequences described above;

•	Equity having received from each of the directors of Adams an instrument dated as of the closing date releasing Adams, its subsidiaries and each of its affiliates, successors and assigns, from any and all claims of such directors (except to certain matters described therein). Further, Equity having received from each of the specified officers of Adams an instrument dated as of the closing date releasing Adams, its subsidiaries and each of its affiliates, successors and assigns, from any and all claims of such officers;

•	there will have been no material adverse change to Adams since September 30, 2017;

•	Equity having received evidence reasonably satisfactory to Equity that, as of the effective time, all employee benefit plans of Adams (other than such plans Equity elects not to terminate) have been terminated in accordance with the terms of such employee benefit plans of Adams, the Code, the Employee Retirement Income Security Act of 1974, as amended (which we refer to in this proxy statement/prospectus as “ERISA”), and all other applicable laws on a basis satisfactory to Equity in its reasonable discretion and that, to the extent required by the employee benefit plans of or applicable law, affected participants have been notified of such terminations and/or integrations;

•	the registration statement of which this proxy statement/prospectus is a part, including any amendments or supplements thereto, will be effective under the Securities Act and no stop order suspending the effectiveness of the registration statement will be in effect or proceedings for such purpose pending before or threatened by the SEC. All state securities permits or approvals required by applicable state securities laws to consummate the transactions contemplated by the merger agreement will have been received and remain in effect;

•	holders of not more than 5% of the outstanding shares of Adams common stock having duly exercised their appraisal rights under the RSMo;

•	Equity will have received all documents required to be received from Adams on or prior to the closing date, all in form and substance reasonably satisfactory to Equity;

•	Adams’s adjusted shareholders’ equity shall be equal to or greater than $5,709,750;

•	Equity shall have received an opinion of Norton Rose Fulbright US LLP, in form and substance reasonably satisfactory to Equity, dated as of the closing date and based on facts, representations and assumptions described in such opinion, to the effect that the integrated mergers shall together be treated as an integrated transaction that qualifies as a “reorganization” within the meaning of Section 368(a)(1)(A) of the Code; and

•	Equity will have received from Adams certain tax documents in form and substance satisfactory to Equity, dated as of the closing date and executed by Adams.

Neither Adams nor Equity can provide assurance as to when or if all of the conditions to the merger can or will be satisfied or waived by the appropriate party, or that the merger will be completed.

Termination of the Merger Agreement

The merger agreement can be terminated at any time prior to completion of the merger in the following circumstances:

•	by the mutual written consent of Equity and Adams;

•	by either Adams or Equity (as long as the terminating party is not in material breach of any representation, warranty, covenant or other agreement contained therein) if the conditions precedent to such party’s obligations to close have not been met or waived by June 30, 2018; provided, however, that such date may be extended to such later date as agreed upon by Adams and Equity;

•	by either Equity or Adams if any of the transactions contemplated by the merger agreement are disapproved by any federal or state governmental or regulatory agency or authority whose approval is required to complete such transactions or if any court of competent jurisdiction in the United States or other federal or state governmental body has issued an order, decree or ruling or taken any other action restraining, enjoining, invalidating or otherwise prohibiting the merger agreement or the transactions contemplated by the merger agreement and such disapproval, order, decree, ruling or other action is final and nonappealable; provided, however, that the party seeking to terminate merger agreement pursuant to this provisions is required to use its commercially reasonable efforts to contest, appeal and remove such order, decree, ruling or other action but such obligation will not apply to Adams’s termination right in the event of disapproval by any federal or state governmental or regulatory agency;

•	by either Equity or Adams if there has been any material adverse change with respect to the other party;

•	subject to certain cure rights, by Equity or Adams, if there will have been a breach of any of the covenants or agreements or any of the representations or warranties (or any such representation or warranty will cease to be true and correct) set forth in the merger agreement on the part of the other party to the merger agreement or any other agreement contemplated thereby, which breach or failure to be true and correct, either individually or in the aggregate with all other breaches (or failures of such representations and warranties to be true and correct), would constitute, if occurring or continuing on the Closing, the failure of a closing condition; provided, however, that the right to terminate merger agreement under this provision will not be available to a party if it is then in material breach of any of its representations, warranties, covenants or agreements set forth in merger agreement;

•	by Equity or Adams, if Adams does not receive the required shareholder approval at the Adams special meeting or any adjournment or postponement thereof; provided, however, that Adams may not terminate the merger agreement pursuant to the corresponding provision in the merger agreement if Adams has breached in any material respect any of its obligations under the merger agreement in a manner that caused the failure to obtain the approval of the shareholders at the Adams special meeting, or at any adjournment or postponement thereof;

•	by Adams prior to obtaining the approval of the Adams shareholders at the Adams special meeting, and subject to the terms and conditions set forth in merger agreement, in order to accept an alternative acquisition proposal;

•	by Equity if the Adams Board, prior to obtaining the approval of the Adams shareholders and in compliance with the procedures set forth in merger agreement, approves, endorses or recommends an alternative acquisition proposal or enters into a definitive agreement with respect to an alternative acquisition proposal or modifies or amends its recommendation in a manner adverse to Equity or withdraws its recommendation;

•	by Equity or Adams if the other party or its respective banking subsidiary enter into any formal or informal administrative action with any court, arbitrator, federal or state governmental agency or other authority or any such action is threatened by any such entity; or

•	by Adams, within two business days of the calculation date, which will be the fifth business day before the closing of the merger, if both (i) the volume weighted average closing price of Equity common stock during the twenty trading day period ending on the close of business on the calculation date is less than $27.592 and (ii) Equity’s common stock underperforms the KBW Nasdaq Regional Banking Index (KRX) by more than 20%; provided, however, that Equity has a right to cure by adjusting the exchange ratio or increasing the per share cash amount as provided in the merger agreement.

Effect of Termination

If the merger agreement is terminated, then neither Equity nor Adams will have any further liability or obligation under the merger agreement; provided, however, that (i) no such termination will relieve any party of any liability or damages resulting from any willful breach of the merger agreement or actual fraud; (ii) provisions of the merger agreement concerning termination fees and certain other specified provisions will survive any such termination; and (iii) the confidentiality agreement between Equity and Adams will survive any such termination in accordance with its terms.

Termination Fee

Adams will pay Equity a termination fee if the merger agreement is terminated under the following circumstances:

•	by Equity or Adams if the Merger Proposal is not approved by the required vote of shareholders of Adams, then Adams will pay to Equity a termination fee equal to $850,000, within two (2) business days;

•	by Adams prior to obtaining the approval of the Adams shareholders at the Adams special meeting, in order to accept an acquisition proposal, then Adams will pay to Equity a termination fee equal to $850,000, within two (2) business days;

•	by Equity if the Adams Board approves, endorses or recommends an acquisition proposal or enters into a definitive agreement with respect to an acquisition proposal or modifies or amends its recommendation in a manner adverse to Equity or withdraws its recommendation, then Adams will pay to Equity a termination fee equal to $850,000, within two (2) business days of receipt of such written notice of termination from Equity; and

•	if prior to the termination of the merger agreement, a bona fide acquisition proposal shall have been made known to senior management of Adams, the Adams Board or directly to Adams’s shareholders generally or any person shall have publicly announced (and not withdrawn) an acquisition proposal with respect to Adams and (A) thereafter (I) the merger agreement is terminated by either Equity or Adams after June 30, 2018 and Adams shall have failed to obtain the requisite vote of its shareholders in favor of the Merger Proposal, or (II) the merger agreement is terminated by Equity in connection with a breach of a covenant or agreement by Adams pursuant to the terms of the merger agreement, and (B) prior to the date that is twelve (12) months after the date of such termination, Adams enters into a definitive agreement or consummates a transaction with respect to an acquisition proposal, then Adams shall, on the earlier of the date it enters into such definitive agreement and the date of consummation of such transaction, pay to Equity a termination equal to $850,000.

If Adams fails to pay in a timely manner any termination fee due to Equity, then Adams (i) will pay to Equity the reasonable costs and expenses of Equity (including its reasonable attorneys’ fees and expenses) incurred or accrued in connection Equity’s efforts to obtain payment of any amounts due to Equity and (ii) will pay all interest accrued on any amount due to Equity, which will accrue at the prime lending rate prevailing during such period as published in The Wall Street Journal. Any interest payable hereunder will be calculated on a daily basis from the date such amounts were required to be paid until (but excluding) the date of actual payment, and on the basis of a 360-day year.

Expenses and Fees

Except (i) with respect to certain costs and expenses in connection with the filing of proxy statement/prospectus with the SEC, which will be borne by Equity, (ii) as otherwise provided in the termination provision, all fees and expenses incurred in connection with the merger agreement and the transactions contemplated thereby will be paid by the party incurring such fees or expenses, whether or not the merger is consummated.

Amendment, Waiver and Extension of the Merger Agreement

Subject to compliance with applicable law, the merger agreement may be amended, modified or supplemented only by an instrument in writing executed by each of the parties to the merger agreement. At any time prior to the Closing, the parties may (i) extend the time for the performance of any of the obligations or other acts of the other parties to the merger agreement, (ii) waive any inaccuracies in the representations and warranties contained in the merger agreement or in any document, certificate or writing delivered pursuant to the merger agreement, or (iii) waive compliance with any of the agreements, covenants or conditions contained in the merger agreement, in each case, in accordance with the terms of the merger agreement.

Adams Director Support Agreements

In connection with entering into the merger agreement, each of the directors of Adams have entered into a Director Support Agreement with Equity (which we refer to in this proxy statement/prospectus as the “Adams director support agreements”) pursuant to which they agree to refrain from harming the goodwill of Equity, Adams or any of their respective subsidiaries and their respective customer, client and vendor relationships. Each director also agreed to certain additional restrictive covenants. A copy of the form of the Adams director support agreements is included in this proxy statement/prospectus as Annex B.

Adams Voting Agreement

In connection with entering into the merger agreement, Equity entered into a Voting Agreement with Adams, Brad S. Elliott, as proxy, and certain shareholders of Adams (which we refer to in this proxy statement/prospectus as the “Adams voting agreement”). The shareholders that are party to the Adams voting agreement beneficially own in the aggregate approximately 62% of the outstanding shares of Adams common stock. The Adams voting agreement requires, among other things, that the shareholders party thereto vote all of their shares of Adams common stock in favor of the merger and the other transactions contemplated by the merger agreement and against alternative transactions and generally prohibits them from transferring their shares of Adams common stock prior to the termination of the Adams voting agreement. The Adams voting agreement will terminate upon the earlier of the termination of the merger agreement in accordance with its terms or the completion of the transactions contemplated by the merger agreement. A copy of the form of the Adams voting agreement is included in this proxy statement/prospectus as Annex C.

ACCOUNTING TREATMENT

The accounting principles applicable to this transaction as described in FASB ASC 805 provide transactions that represent business combinations are to be accounted for under the acquisition method. The acquisition method requires all of the following steps: (1) identifying the acquirer; (2) determining the acquisition date; (3) recognizing and measuring the identifiable assets acquired, the liabilities assumed, and any noncontrolling interest in the acquiree; and (4) recognizing and measuring goodwill or a gain from a bargain purchase.

The appropriate accounting treatment for this transaction is as a business combination under the acquisition method. On the acquisition date, as defined by ASC 805, Equity (the acquirer) will record at fair value the identifiable assets acquired and liabilities assumed, any noncontrolling interest, and goodwill (or a gain from a bargain purchase). The results of operations for the combined company will be reported prospectively subsequent to the acquisition date.

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE INTEGRATED MERGERS

The following discussion addresses the material U.S. federal income tax consequences of the integrated mergers to U.S. holders (as defined below) of Adams common stock. This discussion is based on the Code, Treasury regulations, administrative rulings and judicial decisions, all as in effect as of the effective date of this proxy statement/prospectus and all of which are subject to change (possibly with retroactive effect) and to differing interpretations. Accordingly, the U.S. federal income tax consequences of the integrated mergers to holders of Adams common stock could differ from those described below.

This discussion applies only to U.S. holders that hold their Adams common stock, and will hold the Equity common stock received in exchange for their Adams common stock, as a capital asset within the meaning of Section 1221 of the Code (generally assets held for investment). Further, this discussion does not address all aspects of U.S. federal taxation that may be relevant to a particular U.S. holder in light of such holder’s personal circumstances or to a U.S. holder that is subject to special treatment under U.S. federal income tax laws, including, without limitation:

•	financial institutions or mutual funds,

•	tax-exempt organizations,

•	insurance companies,

•	dealers in securities or foreign currency,

•	traders in securities who elect to apply a mark-to-market method of accounting,

•	partnerships and other pass-through entities and investors in such entities,

•	controlled foreign corporations or passive foreign investment companies,

•	regulated investment companies and real estate investment trusts,

•	broker-dealers,

•	holders liable for the alternative minimum tax,

•	holders that have a functional currency other than the U.S. dollar,

•	holders who received, or have a right to receive, their Adams common stock through the exercise of employee stock options, through a tax-qualified retirement plan, deferred stock award or otherwise as compensation,

•	holders who hold Adams common stock as part of a hedge, straddle, constructive sale, conversion transaction or other integrated investment, and

•	U.S. expatriates or certain former citizens or long-term residents of the United States.

In addition, this discussion does not address any state, local or foreign tax consequences of the integrated mergers, or any tax consequences of the integrated mergers under any U.S. federal tax laws other than those pertaining to income tax.

For purposes of this discussion, a U.S. holder is a beneficial owner of Adams common stock who is, for U.S. federal income tax purposes: (i) an individual who is a citizen or resident of the United States; (ii) a corporation (or any other entity taxable as a corporation for U.S. federal income tax purposes) created or organized under the laws of the United States or any state thereof or the District of Columbia; (iii) an estate that is subject to U.S. federal income tax on its income regardless of its source; or (iv) a trust (A) if a U.S. court is able to exercise primary supervision over its administration and one or more U.S. persons have the authority to control all substantial decisions of the trust or (B) that was in existence on August 20, 1996, and has made a valid election to be treated as a United States person for U.S. federal income tax purposes. Holders of Adams common stock who are not U.S. holders may have different tax consequences than those described below and are urged to consult their own tax advisors regarding the tax treatment of the integrated mergers under United States and non-United States tax laws.

If a partnership (or an entity or arrangement treated as a partnership for U.S. federal income tax purposes) holds shares of Adams common stock, the U.S. federal income tax treatment of a partner in such partnership generally will depend upon the status of the partner and the activities of the partnership. Equity and Adams urge such partners and partnerships to consult their own tax advisors regarding the particular tax consequences of the integrated mergers to them.

Determining the actual U.S. federal income tax consequences of the integrated mergers to a U.S. holder may be complex and will depend, in part, on the holder’s particular circumstances. Equity and Adams urge each U.S. holder of Adams common stock to consult his or her tax advisor with respect to the particular tax consequences of the integrated mergers to such holder.

U.S. Federal Income Tax Consequences of the Integrated Mergers Generally

The obligations of Equity and Adams to complete the integrated mergers are conditioned on, among other things, the receipt by Equity and Adams of tax opinions from Norton Rose Fulbright US LLP and Stinson Leonard Street LLP, respectively, dated as of the closing date of the integrated mergers, to the effect that, on the basis of facts, representations and assumptions described in such opinions, the integrated mergers shall together be treated as an integrated transaction that qualifies as a “reorganization” within the meaning of Section 368(a) of the Code.

These opinions will be subject to customary qualifications and assumptions, including assumptions regarding the absence of changes in existing facts and the completion of the integrated mergers strictly in accordance with the merger agreement and the registration statement. In rendering their opinions, Norton Rose Fulbright US LLP and Stinson Leonard Street LLP will rely upon representations and covenants, including those contained in certificates of officers of Equity and Adams. If any of the assumptions, representations or covenants upon which these opinions are based are incorrect or inaccurate in any way, these opinions and the U.S. federal income tax consequences of the integrated mergers could be adversely affected. The opinions represents Norton Rose Fulbright US LLP’s and Stinson Leonard Street LLP’s best legal judgment, but does not bind the courts and does not preclude the IRS from adopting a position contrary to the ones expressed in the opinions. Additionally, the IRS has not issued (and is not expected to issue) any ruling as to the qualification of the integrated mergers as a reorganization under Section 368(a) of the Code. Accordingly, there can be no assurance that the IRS will not assert, and a court will not sustain, a position contrary to the position addressed below or in the opinions of Norton Rose Fulbright US LLP and Stinson Leonard Street LLP. The following discussion regarding the U.S. federal income tax consequences of the integrated mergers assumes that the integrated mergers shall together be treated as an integrated transaction that qualifies as a “reorganization” within the meaning of Section 368(a) of the Code.

Exchange for Equity Common Stock and Cash. A U.S. holder who receives both Equity common stock and cash in the exchange for such holder’s Adams common stock will recognize gain (but not loss) equal to the lesser of: (1) the amount by which the sum of the fair market value of the Equity common stock and cash received by such holder of Adams common stock exceeds such holder’s adjusted tax basis in its Adams common stock; and (2) the amount of cash received by such holder of Adams common stock (in each case excluding cash received in lieu of a fractional share of Equity common stock, the U.S. federal income tax treatment of which is discussed below). Except to the extent any cash received is treated as a dividend as discussed below, any gain recognized by the U.S. holder generally will be long-term capital gain if, as of the effective date of the integrated mergers, such holder’s holding period with respect to the Adams common stock surrendered exceeds one year.

If Adams common stock was acquired by a U.S. holder at different times or different prices, such holder should consult the holder’s tax advisor regarding the manner in which gain or loss should be determined for each identifiable block of Adams common stock surrendered in the exchange.

The aggregate tax basis of the shares of Equity common stock received (including any fractional share of Equity common stock deemed received and redeemed for cash as described below) by a U.S. holder will be equal to such holder’s aggregate tax basis in the shares of Adams common stock surrendered in exchange for the shares of Equity common stock reduced by the amount of tax basis allocated to any fractional share deemed received and redeemed, and then increased by any taxable gain recognized in the integrated mergers by such holder (excluding any gain recognized as a result of cash received in lieu of a fractional share of Equity common stock) regardless of whether such gain is classified as capital gain or dividend income, and minus any cash received (other than cash received in lieu of a fractional share of Equity common stock) by such holder in the integrated mergers. The holding period for shares of Equity common stock received in the integrated mergers (including any fractional share of Equity common stock deemed received and redeemed for cash as described below) by a U.S. holder will include such holder’s holding period for the Adams common stock surrendered in exchange for the Equity common stock. If Adams common stock was purchased or acquired by a U.S. holder on different dates or at different prices, such holder should consult such holder’s tax advisor for purposes of determining the basis and holding period of the Equity common stock received in the integrated mergers.

Cash Received in Lieu of a Fractional Share. A U.S. holder who receives cash in lieu of a fractional share of Equity common stock will be treated as having received the fractional share in the integrated mergers and then as having exchanged the fractional share for cash in redemption by Equity. As a result and except to the extent that the cash received is treated as a dividend as discussed below, the U.S. holder will generally recognize gain or loss equal to the difference between the amount of cash received and such holder’s tax basis allocable to the fractional share. The gain or loss will be capital gain or loss and will be long-term capital gain or loss if the U.S. holder has held the fractional share exchanged (including the holding period for the Adams common stock exchanged therefor) for more than one year as of the effective date of the integrated mergers. The deductibility of capital losses is subject to limitations.

Potential Characterization of Gain as a Dividend. In general, the determination of whether gain recognized by a U.S. holder in the exchange will be treated as capital gain or as a dividend will depend on whether, and to what extent, the integrated mergers reduces such holder’s deemed percentage ownership of Equity common stock. For purposes of this determination, the U.S. holder will be treated as if such holder first exchanged such holder’s Adams common stock solely for Equity common stock and then Equity immediately redeemed a portion of such holder’s Equity common stock in the exchange for cash received in the integrated mergers by such holder. The gain recognized by the U.S. holder in the exchange followed by a deemed redemption will be capital gain if, with respect to such holder, the deemed redemption is “substantially disproportionate” or “not essentially equivalent to a dividend.”

In general, the deemed redemption will be “substantially disproportionate” with respect to a U.S. holder if the percentage described in clause (2) below is less than 80% of the percentage described in clause (1) below. In general, such determination requires a comparison of (1) the percentage of outstanding voting stock of Equity that the U.S. holder is deemed actually and constructively to have owned immediately before the deemed redemption by Equity and (2) the percentage of outstanding voting stock of Equity actually and constructively owned by such holder immediately after the deemed redemption by Equity. In applying the foregoing test, the U.S. holder may, under constructive ownership rules, be deemed to own stock in addition to stock actually owned by such holder, including stock owned by certain other persons and stock subject to an option held by such holder or by certain other persons. Because the constructive ownership rules are complex, each U.S. holder should consult such holder’s tax advisor as to the applicability of these rules. Whether the deemed redemption is “not essentially equivalent to a dividend” with respect to a U.S. holder will depend on such holder’s particular circumstances. In order for the deemed redemption to be “not essentially equivalent to a dividend,” the reduction must result in a “meaningful reduction” in the U.S. holder’s deemed percentage ownership of Equity common stock. The IRS has indicated that a minority shareholder in a publicly traded corporation whose relative stock interest is minimal and who exercises no control with respect to corporate affairs is considered to have a meaningful reduction if that shareholder has any reduction in his or her percentage stock ownership under the foregoing analysis.

These rules are complex and dependent upon the specific facts of a particular U.S. holder. Consequently, Equity and Adams urge each U.S. holder that may be subject to these rules to consult such holder’s tax advisor as to the application of these rules to the particular facts relevant to such holder.

Dissenters. Upon the proper exercise of dissenters’ rights, a U.S. holder will exchange all of the shares of Adams common stock actually owned by such holder solely for cash and will recognize gain or loss equal to the difference between the amount of cash received, and such holder’s tax basis in the shares of Adams common stock surrendered. The gain or loss will be long-term capital gain or loss if the U.S. holder’s holding period with respect to the Adams common stock surrendered is more than one year. The deductibility of capital losses is subject to limitations. In some cases, if the U.S. holder owns shares of Equity common stock actually or constructively after the integrated mergers, the cash received could be treated as a dividend, in which case such holder may recognize dividend income up to the amount of cash received. Because the possibility of dividend treatment depends upon each U.S. holder’s particular circumstances, including the application of constructive ownership rules, U.S. holders of Adams common stock are urged to consult their tax advisors regarding the application of the foregoing rules to their particular circumstances

Medicare Tax. If a U.S. holder that is an individual has modified gross income for the taxable year over a certain threshold (between $125,000 and $250,000 depending upon the individual’s U.S. federal income tax filing status), such an individual is subject to a 3.8% tax (the “Medicare Tax”) on the lesser of: (i) his or her “net investment income” for the relevant taxable year; or (ii) the excess of his or her modified gross income for the taxable year over his or her applicable threshold (between $125,000 and $250,000 depending upon the individual’s U.S. federal income tax filing status). In the case of an estate or trust, the Medicare Tax will be imposed on the lesser of: (i) undistributed net investment income, or (ii) the excess of its adjusted gross income over the dollar amount at which the highest income tax bracket applicable to an estate or trust begins for the relevant taxable year. Net investment income generally would include any capital gain incurred in connection with the integrated mergers (including gain treated as dividend income), as well as other items of interest, dividends, capital gains, and rental or royalty income.

Information Reporting and Backup Withholding

Payments of cash to a U.S. holder pursuant to the integrated mergers may under certain circumstances be subject to information reporting and backup withholding. Generally, backup withholding will not apply if a U.S. holder:

•	furnishes a correct taxpayer identification number to the exchange agent and certifies that such holder is not subject to backup withholding on the substitute Form W-9 or successor form included in the letter of transmittal received and otherwise complies with applicable requirements of the backup withholding rules; or

•	is otherwise exempt from backup withholding.

Any amounts withheld under the backup withholding rules are not an additional tax and will generally be allowed as a refund or credit against a U.S. holder’s U.S. federal income tax liability, provided such holder furnishes the required information to the IRS.

Reporting Requirements

A U.S. holder who receives shares of Equity common stock upon completion of the integrated mergers and who is considered a “significant holder” will be required to retain records pertaining to the integrated mergers and to file with such holder’s U.S. federal income tax return for the year in which the integrated mergers takes place a statement setting forth certain facts relating to the integrated mergers. For this purpose, a U.S. holder is a significant holder if the person owns at least 1% by vote or value of Adams’s outstanding shares or has a tax basis of $1,000,000 or more in such holder’s Adams common stock and securities. Such statement must include the U.S. holder’s tax basis in and fair market value of such holder’s Adams common stock and securities surrendered in the integrated mergers.

Tax Treatment of Entities

No gain or loss should be recognized by Equity or Adams for U.S. federal income tax purposes as a result of the integrated mergers.

Tax Legislation

On December 22, 2017, Public Law No. 115-97 was enacted, commonly referred to as the Tax Cuts and Jobs Act, effective for tax years beginning after December 31, 2017. Neither Equity nor Adams anticipate that the Tax Cuts and Jobs Act will affect the U.S. federal income tax treatment of the integrated mergers described above. Equity and Adams urge holders of Adams common stock to consult their own tax advisors regarding the any impact that the Tax Cuts and Jobs Act may have on them.

This discussion of certain material U.S. federal income tax consequences is for general information only and is not tax advice. Equity and Adams urge holders of Adams common stock to consult their tax advisors with respect to the application of U.S. federal income tax laws to their particular situations as well as any tax consequences arising under the U.S. federal estate or gift tax rules, and under the laws of any applicable state, local, foreign or other taxing jurisdiction or under any applicable tax treaty.

ADAMS SECURITY OWNERSHIP AND CERTAIN BENEFICIAL OWNERSHIP

The following table sets forth certain information regarding the beneficial ownership of Adams common stock as of the record date by (i) each director, the chief executive officer, the chief financial officer and the next other most-highly compensated executive officer of Adams, (ii) each person who is known by Adams to own beneficially 5% or more of the Adams common stock, and (iii) all directors and executive officers as a group. Unless otherwise indicated, based on information furnished by such shareholders, management of Adams believes that each person has sole voting and dispositive power over the shares indicated as owned by such person.

	Shares Beneficially Owned
Name of Beneficial Owner	Number(1)	Percentage(2)
5% Shareholders:
Carroll County Trust	175,633	24.5%
Burton Sexton	47,862	6.7%

Directors and Named Executive Officers:
David Charles Chinnery	56,345	7.8%
Lester Ham	0	*
Young Sexton	152,465	21.2%
Kevin Vogt	1,500	*
Duston Weisenborn	1,000	*
Robert Wray	729	*

Directors and Executive Officers as a Group (7 Persons)	212,039	29.3%

*	Indicates less than 1%
(1)	Except as otherwise noted, may include shares held by or with such person’s spouse and minor children; shares held by any other relative of such person who has the same home; shares held by a family trust as to which such person is a trustee with sole voting and investment power (or shared with a spouse); or shares held in an individual retirement account or pension as to which such person has pass-through voting rights and investment powers.
(2)	The percentages are based on 718,287 shares of Adams common stock outstanding.

INFORMATION ABOUT ADAMS

Adams is a Missouri corporation that owns all of the outstanding shares of common stock of Adams Dairy Bank, a Missouri bank, in Blue Springs, Missouri. Adams Dairy Bank offers consumer and commercial banking services to customers in or near Jackson County, Missouri.

Adams’s office is located at 651 NE Coronado Drive, Blue Springs, MO 64014 and its telephone number is (816) 655-3333. Additional information about Adams and Adams Dairy Bank may be requested from Adams. See “Where You Can Find More Information,” beginning on page 98.

Information About Adams’s Business

General. Adams was incorporated as a Missouri corporation in 2013 to serve as a bank holding company for Adams Dairy Bank. Adams does not, as an entity, engage in separate business activities of a material nature apart from the activities it performs for Adams Dairy Bank. Its primary activities are to provide assistance in the management and coordination of Adams Dairy Bank’s financial resources. Adams’s principal asset is the outstanding common stock of Adams Dairy Bank. Adams derives its revenues primarily from the operations of Adams Dairy Bank in the form of dividends received from Adams Dairy Bank.

Adams Dairy Bank is a Missouri state-chartered bank and is not a member of the Federal Reserve System. Adams Dairy Bank was chartered in 2008, and has served since that time as a relationship based financial institution with operations in Jackson County, Missouri.

As a bank holding company, Adams is subject to supervision and regulation by the Federal Reserve, in accordance with the requirements set forth in the Bank Holding Company Act of 1956, as amended (the “BHC Act”), and by the rules and regulations issued by the Federal Reserve.

As of September 30, 2017, Adams had consolidated total assets of $126.7 million, total loans of $89.9 million (net of allowances), total deposits of $102.2 million and total shareholders’ equity of $10.37 million. Adams does not file reports with the SEC.

Products and Services. Adams Dairy Bank is a traditional commercial bank offering a variety of consumer and commercial banking services in Jackson County, Missouri. Adams Dairy Bank offers a range of lending services, including commercial loans to small and mid-sized businesses which are located in or near Jackson, County, Missouri, and consumer loans to individuals. Real estate loans offered by Adams Dairy Bank are primarily secured by first real estate mortgages on the subject collateral. A small portion of the commercial loans offered include loans to small and mid-sized businesses for the purpose of purchasing equipment, inventory, and facilities or for working capital. Consumer loans offered by Adams Dairy Bank include loans for the purpose of purchasing automobiles and providing a home equity line of credit.

Adams Dairy Bank offers depository services and various checking account services. Adams Dairy Bank also offers debit card services, wire transfer services, cashier’s checks, internet banking, direct deposit and automatic transfers between accounts.

Competition. The table below lists Adams Dairy Bank’s deposit market share as of June 30, 2017 (the most recent date as of which the relevant data is available from the FDIC), for the Jackson County, Missouri banking market served by Adams Dairy Bank.

Market Area	Market Rank	Branch Count	Deposits In Market (in thousands)	Market Share (%)
Jackson County, Missouri	15	1	$104,592	0.44%

Each activity in which Adams Dairy Bank is engaged involves competition with other banks, as well as with nonbanking financial institutions and nonfinancial enterprises. In addition to competing with other commercial banks within and outside its primary service area, Adams Dairy Bank competes with other financial institutions engaged in the business of making loans or accepting deposits, such as savings and loan associations, credit unions, industrial loan associations, insurance companies, small loan companies, financial companies, mortgage companies, real estate investment trusts, certain governmental agencies, credit card organizations and other enterprises. Banks and other financial institutions with which Adams Dairy Bank competes may have capital resources and legal loan limits substantially higher than those maintained by Adams Dairy Bank.

Employees. As of September 30, 2017, Adams had 14 full-time employees and 1 part-time employee, none of whom are covered by a collective bargaining agreement.

Information About Adams’s Properties

Adams Dairy Bank owns, through a wholly-owned subsidiary, the real property located at 605-651 NE Coronado Drive, Blue Springs, Missouri 64014. The majority of the property is leased to third parties. Adams’s principal offices are located at 651 NE Coronado Drive, Blue Springs, Missouri 64014.

Legal Proceedings

Various legal claims arise from time to time in the normal course of business. Adams Dairy Bank is a defendant in a dispute with Young Sexton/WingGate Travel regarding certain Automated Clearinghouse Transfers, and the total amount of damages sought is $201,609, plus interest accruing from October 18, 2012 through present.

DESCRIPTION OF CAPITAL STOCK OF EQUITY

As a result of the merger, Adams shareholders who receive shares of Equity common stock in the merger will become shareholders of Equity. Your rights as a shareholder of Equity will be governed by Kansas law and the Equity articles and the Equity bylaws. The following briefly summarizes the material terms of Equity common stock. This discussion does not purport to be a complete description of these rights and may not contain all of the information regarding Equity’s capital stock that is important to you. These rights can be determined in full only by reference to federal and state banking laws and regulations, the RSMo and the Equity articles and Equity bylaws, copies of which are filed with the SEC as exhibits to the registration statement of which this prospectus is a part, and applicable law, which you are urged to read. Copies of Equity’s governing documents have been filed with the SEC. To find out where copies of these documents can be obtained, as well as the copies of Adams’s governing documents, see “Where You Can Find More Information.”

Overview

Equity’s authorized capital stock consists of 50,000,000 shares of common stock, par value of $0.01 per share, of which 45,000,000 are designated as Equity common stock and 5,000,000 are designated as Class B common stock, and 10,000,000 shares of preferred stock. As of the date of this proxy statement/prospectus, no shares of preferred stock are outstanding.

As of February 9, 2018, there were 14,605,607 shares of Equity common stock issued and outstanding and no shares of Equity’s Class B common stock issued and outstanding. All issued and outstanding shares at that date were, and the shares of Equity common stock to be issued upon completion of this offering will be, fully paid and nonassessable. Immediately following the completion of the merger, Equity expects to have approximately 14,949,739 shares of Equity common stock outstanding, excluding the 820,904 shares of Equity common stock expected to be issued in connection with the KBC Merger, and no shares of Class B common stock outstanding. Also, as of February 9, 2018, options to purchase 796,521 shares of Equity common stock held by Equity’s employees, officers and directors under Equity’s Amended and Restated 2013 Stock Incentive Plan were outstanding.

Equity Common Stock

Class A common stock

Voting Rights. Each holder of Equity common stock is entitled to one vote for each share of Equity common stock held on all matters to be voted on by Equity’s shareholders. Holders of Equity common stock elect Equity Board members and act on other matters as are required to be presented to them under Kansas law or as are otherwise presented to them by the Equity Board. Each holder of Equity common stock is entitled to one vote per share and does not have any right to cumulate votes in the election of directors. If Equity issues preferred stock, holders of Equity’s preferred stock may also possess voting rights. When a quorum is present at any meeting, the vote of the holders of a majority of Equity common stock present in person or by proxy will decide any matter before such meeting, unless the matter is one requiring a different vote by applicable law or the Equity articles.

Dividends. To the extent permitted under the Kansas General Corporation Code, which we refer to in this proxy statement/prospectus as the “KGCC,” and subject to the rights of holders of any outstanding shares of Equity’s preferred stock, holders of Equity common stock are entitled to participate ratably on a per share basis with holders of Equity’s Class B common stock in the payment of dividends, when, as and if declared thereon by the Equity Board. For a discussion of Equity’s dividend policy and dividend history, see “Equity Dividend Policy.” If Equity issues preferred stock, the holders of the preferred stock may have a priority over the holders of Equity’s common stock with respect to dividends.

Liquidation Rights. Subject to the provisions of any outstanding series of preferred stock and after payment of all of Equity’s debts and other liabilities, the holders of Equity common stock are entitled to participate ratably on a per share basis in all distributions to the holders of Equity’s common stock in any liquidation, dissolution or winding up of Equity.

Preemptive Rights; Other. Holders of Equity common stock are not entitled to preemptive rights with respect to any shares that may be issued. The Equity common stock is not entitled to the benefits of any redemption or sinking fund provision.

Class B Common Stock

Voting Rights. The holders of Class B common stock have no voting rights except as may be provided for under Kansas law.

Dividends. To the extent permitted under the KGCC and subject to the rights of holders of any outstanding shares of Equity’s preferred stock, holders of Equity’s Class B common stock are entitled to participate ratably on a per share basis with holders of Equity common stock in the payment of dividends, when, as and if declared thereon by the Equity Board. For a discussion of Equity’s dividend policy and dividend history, see “Equity Dividend Policy.” If Equity issues preferred stock, the holders of the preferred stock may have a priority over the holders of Equity’s common stock with respect to dividends.

Liquidation Rights. Subject to the provisions of any outstanding series of preferred stock and after payment of all of Equity’s debts and other liabilities, the holders of Equity’s Class B common stock are entitled to participate ratably on a per share basis in all distributions to the holders of Equity’s common stock in any liquidation, dissolution or winding up of Equity.

Preemptive Rights; Other. Holders of Equity’s Class B common stock are not entitled to preemptive rights with respect to any shares that may be issued. The Class B common stock is not entitled to the benefits of any redemption or sinking fund provision.

Preferred Stock

Upon authorization of the Equity Board, Equity may issue shares of one or more series of Equity’s preferred stock from time to time. The Equity Board may, without any action by holders of common stock and subject to the provisions of any outstanding series of preferred stock, adopt resolutions to designate and establish a new series of preferred stock. Upon establishing such a series of preferred stock, the board will determine the number of shares of preferred stock of that series that may be issued and the rights and preferences of that series of preferred stock. The rights of any series of preferred stock may include, among others, any:

•	general or special voting rights;

•	preferential liquidation or preemptive rights;

•	preferential cumulative or noncumulative dividend rights;

•	redemption or put rights; and

•	conversion or exchange rights.

Equity may issue shares of, or rights to purchase shares of, one or more series of Equity’s preferred stock that have been or may be designated from time to time, the terms of which might:

•	adversely affect voting or other rights evidenced by, or amounts otherwise payable with respect to, Equity’s common stock or other series of preferred stock;

•	discourage an unsolicited proposal to acquire Equity; or

•	facilitate a particular business combination involving Equity.

Any of these actions could have an anti-takeover effect and discourage a transaction that some or a majority of Equity’s shareholders might believe to be in their best interests or in which Equity’s shareholders might receive a premium for their stock over Equity’s then market price.

COMPARISON OF SHAREHOLDERS’ RIGHTS

If the merger is completed, holders of Adams common stock will be entitled to receive shares of Equity common stock in exchange for their shares of Adams common stock. Equity and Adams are organized under the laws of the states of Kansas and Missouri, respectively. The following is a summary of the material differences between (1) the current rights of Adams shareholders under the RSMo, the Adams articles of incorporation (the “Adams articles”) and the Adams bylaws and (2) the current rights of Equity shareholders under the KGCC, the Equity articles and the Equity bylaws.

Equity and Adams believe that this summary describes the material differences between the rights of the holders of Equity common stock as of the date of this proxy statement/prospectus and the rights of the holders of Adams common stock as of the date of this proxy statement/prospectus; however, it does not purport to be a complete description of those differences. Copies of Equity’s governing documents have been filed with the SEC. Copies of the Adams articles and the Adams bylaws are available upon written request from Adams. To find out where copies of these documents can be obtained, see “Where You Can Find More Information.”

Equity	Adams

AUTHORIZED CAPITAL STOCK

The Equity articles authorize it to issue up to (i) 50,000,000 shares of common stock, par value $0.01 per share, of which 45,000,000 shall be designated as Equity common stock and 5,000,000 shall be designated as Class B common stock, and (ii) 10,000,000 shares of preferred stock.	The Adams articles authorize Adams to issue up to 10,000,000 shares of common stock, par value $0.01 per share.

PREEMPTIVE RIGHTS

Holders of Equity common stock are not entitled to preemptive rights with respect to any shares that may be issued.	Holders of Adams common stock are not entitled to preemptive rights with respect to any shares that may be issued.

VOTING LIMITATIONS

The Equity articles expressly elect for Equity to be governed by Sections 17-1286 et seq. of the KGCC. Under Section 17-1286 et seq., control shares (shares that would have voting power with respect to shares of Equity that would entitle that person immediately after acquisition of the shares to exercise 20% or more of all the voting power in the election of directors) acquired in a control share acquisition have voting rights only to the extent they are granted by resolution approved by the Equity shareholders, with certain exceptions as provided in Sections 17-1286 et seq. To be approved under Section 17-1294 of the KGCC, such resolution must be approved by (i) the affirmative vote of a majority of all outstanding shares entitled to vote in the election of directors by class if required by the terms of the shares, and (ii) the affirmative vote of a majority of all outstanding shares entitled to vote in the election of directors by class if required by the terms of the shares, excluding all interested shares (generally defined as all

To the extent applicable, Adams is subject to Section 351.407 of the RSMo, which provides for certain limitations on voting rights of control shares of an issuing public corporation acquired in a control share acquisition.

Holders of Adams common stock are entitled to cumulative voting with respect to the election of directors to the Adams Board.

Equity	Adams

shares owned by the acquiring person or group, Equity’s directors who are also its employees, and Equity’s officers). Under certain circumstances, Equity has redemption rights with respect to shares acquired in a control share acquisition. In addition, Equity shareholders have appraisal rights under certain circumstances if the control shares acquired in a control share acquisition are accorded full voting rights and the acquiring person has acquired control shares with a majority or more of all voting power.

The Equity articles expressly prohibit cumulative voting of shares, except as otherwise required by law and subject to the provisions of the Equity preferred stock. Holders of shares of Class B common stock shall have no right to vote on matters which are voted upon by the Equity shareholders.

SIZE OF BOARD OF DIRECTORS

The Equity articles currently provide that the Equity Board will consist of no less than three directors and no more than 25 directors, and, subject to the rights of the holders of any preferred stock then outstanding, the specific number of directors between three and 25 shall be authorized from time to time by, and only by, resolution duly adopted by a majority of the total number of directors then constituting the entire board. The Equity Board currently has 15 members.	The Adams bylaws provide that the number of directors shall be fixed from time to time by resolution adopted by a majority of the full Adams Board. The Adams Board currently has five members.

CLASSES OF DIRECTORS

The Equity Board is divided into three classes, with each class of directors serving for successive three-year terms so that each year the term of only one class of directors expires. The current classification and terms of the board consists of Class III directors whose term will expire in 2020, Class I directors whose term will expire in 2019 and Class II directors whose term will expire in 2018.	The Adams Board is not divided into classes.

REMOVAL OF DIRECTORS

Subject to the rights of the holders of any preferred stock then outstanding, (i) any Equity director or the entire Equity Board may be removed from office at any time by the affirmative vote of the holders of record of outstanding shares representing at least 66 2/3% of the voting power of all the shares of capital stock of Equity then entitled to vote generally in the election of directors, voting together as a single class, and (ii) to the extent permitted by law, any director may be removed from office at any time, but only for cause, by the

Under the Adams bylaws, any Adams director or the entire Adams Board may be removed, with or without cause, by a vote of the holders of a majority of the shares then entitled to vote at an election of directors. If less than the entire Adams Board is to be removed, no one of the directors may be removed if the votes cast against such director’s removal would be sufficient to elect such person if then cumulatively voted at an election of the entire Adams Board.

Under the Adams bylaws, any Adams director may be removed for cause by action of a majority of the

Equity	Adams
affirmative vote of a majority of the entire Equity Board.	entire Adams Board if the director to be removed shall, at the time of removal, fail to meet the qualifications (if any) stated in the Adams articles or bylaws for election as a director or shall be in breach of any agreement between such director and Adams relating to such director’s services as a director or employee of Adams.

FILLING VACANCIES ON THE BOARD OF DIRECTORS

Subject to the rights of the holders of any preferred stock then outstanding, any vacancy occurring on the Equity Board for any reason, including any vacancy created by reason of an increase in the number of directors, shall be filled only by the affirmative vote of a majority of the directors then in office, even if less than a quorum, or by a sole remaining director, and the term of any director elected to fill a vacancy shall expire upon the expiration of the term of office of the class of directors in which such vacancy occurred. If there are no directors in office, then an election of directors may be held in the manner provided by applicable law.	Vacancies and newly created directorships resulting from any increase in the authorized number of directors may be filled by a majority of the directors then in office, although less than a quorum, or by the sole remaining director, unless it is otherwise provided under applicable law, and the directors so chosen shall hold office until the next shareholders meeting.

SPECIAL MEETING OF SHAREHOLDERS

Except as otherwise required by law and subject to the right of holders of preferred stock then outstanding, special meetings of shareholders may be called by the president of Equity or by or at the direction of a majority of the Equity Board, and shall be called by the chairman of the Equity Board, the president or the secretary upon the written request of the holders of not less than 20% of all outstanding shares of capital stock of Equity entitled to vote at such special meeting. The business transacted at a special meeting of shareholders shall be limited to that stated in the notice of such meeting or in a duly executed waiver thereof.	Special meetings of the shareholders may be called by the Adams Board, or by the holders of, or by any officer or shareholder upon the written request of the holders of, not less than a majority of the outstanding Adams common stock entitled to vote at such meeting, and shall be called by any officer directed to do so by the Adams Board or requested to do so in writing by a majority of the Adams Board.

QUORUM

Under the Equity bylaws, except as otherwise required by law or the Equity articles, one-half of the stock issued and outstanding and entitled to vote at any meeting, represented in person or by proxy, shall constitute a quorum at all meetings of shareholders for the transaction of business. If a quorum fails to attend any meeting, the shareholders entitled to vote at any meeting, present in person or represented by proxy, may adjourn the meeting from time to time.	The holders of a majority of the outstanding shares of Adams stock entitled to vote thereat, present in person or represented by proxy, shall constitute a quorum at all meetings of the shareholders for the transaction of any business, except as otherwise provided by law. In all matters other than the election of directors, the affirmative vote of a majority in amount of stock of such quorum shall be valid as a corporate act, except in those specific instances in which a larger vote is required by law or the Adams bylaws. Directors shall be elected by a plurality of the votes present in person or by proxy at a meeting

Equity	Adams
at which a quorum is present and entitled to vote on the election of directors.

NOTICE OF SHAREHOLDER MEETINGS

The Equity bylaws provide that written notice of each meeting of shareholders stating the place, date and hour of the meeting, and, in the case of a special meeting, the purpose or purposes for which the meeting is called, must be delivered or given to each shareholder entitled to vote at such meeting not less than 10 days nor more than 60 days before the date of the meeting. If a shareholders’ meeting is adjourned for more than 30 days, or if after the adjournment a new record date is fixed for the adjourned meeting, a notice of the adjourned meeting shall be given to each shareholder of record entitled to vote at the meeting.

If mailed, notice shall be deemed to have been given when deposited in the United States mail, postage prepaid, directed to the shareholder at his address as it appears on the Equity records. Attendance of a shareholder at a meeting shall constitute a waiver of notice of such meeting, except when the shareholder attends a meeting for the express and exclusive purpose of objecting at the beginning of the meeting to the transaction of any business because the meeting was not lawfully called or convened.

An affidavit of the secretary or assistant secretary or of the transfer agent of Equity that notice has been given shall be prima facie evidence of the facts stated therein in the absence of fraud.

Notice of shareholder meetings setting forth the place, day and hour of the meeting and, in the case of a special meeting, the purpose or purposes for which the meeting is called, must be delivered or given to each shareholder entitled to vote at such meeting not less than 10 days nor more than 70 days before the date of the meeting. If a shareholders’ meeting is adjourned for more than 30 days, or if after the adjournment a new record date is fixed for the adjourned meeting, a notice of the adjourned meeting must be delivered or given to each shareholder of record entitled to vote at the meeting.

If mailed, notice shall be deemed to have been given when deposited in the United States mail, postage prepaid, addressed to the shareholder at his address as it appears on Adams’s records. To the extent provided by law, attendance of a shareholder at a meeting shall constitute a waiver of notice of such meeting, except when the shareholder attends a meeting for the express purpose of objecting at the beginning of the meeting to the transaction of any business because the meeting was not lawfully called or convened.

ADVANCE NOTICE OF SHAREHOLDER PROPOSALS

The Equity bylaws establish an advance notice procedure with regard to nominations of directors and other business proposals to be brought before Equity’s annual meeting by a shareholder of record of Equity.

Except as may otherwise be require by applicable law or regulation, or be expressly authorized by the entire Equity Board, a shareholder may make a nomination or nominations for directors of Equity at an annual meeting of shareholders or may bring up any other matter for consideration and action by the shareholders at an annual meeting of shareholders, only if the following provisions shall have been satisfied:

(1) such shareholder must be a shareholder of record on the record date for such annual meeting, must continue to be a shareholder of record at the time of such meeting and must be entitled to vote on such matter so presented;

No nomination procedures are set forth in the Adams bylaws.

Equity	Adams

(2) such shareholder must deliver or cause to be delivered a written notice to the Equity secretary. The notice must be received by the secretary no less than 120 days prior to the day corresponding to the date on which Equity released its proxy statement in connection with the previous year’s annual meeting; provided, however, that if the date of the annual meeting has been changed by more than 30 days from the date of the previous year’s annual meeting, such notice must be received by the secretary a reasonable time prior to the time at which notice of such meeting is delivered to the shareholders. The notice shall specify (i) the name and address of the shareholder as they appear on the books of Equity, (ii) the class and number of shares of Equity which are beneficially owned by the shareholder, (iii) any material interest of the shareholder in the proposed business described in then notice, (iv) if such business is a nomination for director, each nomination sought to be made, together with the reasons for each nomination, a description of the qualifications and business or professional experience of each proposed nominee and a statement signed by each nominee indicating his or her willingness to serve if elected, and disclosing the information about such shareholder that would be required by the Exchange Act, and the rules and regulations promulgated thereunder, to be disclosed in the proxy materials for the meeting involved if such shareholder were a nominee of Equity for election as one of its directors, (v) if such business is other than a nomination for director, the nature of the business, the reasons why it is sought to be raised and submitted for a vote of the shareholders and if and why it is deemed by such shareholder to be beneficial to Equity, and (vi) if so requested by Equity, all other information that would be required to be filed with the SEC if, with respect to the business proposed to be brought before the meeting, the person proposing such business was a participant in a solicitation subject to Section 14 of the Exchange Act;

(3) notwithstanding satisfaction of provisions (1) and (2) above, the proposed business described in the notice may be deemed not to be properly brought before the meeting if, pursuant to state law or any rule or regulation of the SEC, it was offered as a shareholder proposal and was omitted, or had it been so offered, it could have been omitted, from the notice of, and proxy material for, the meeting (or any supplement thereto) authorized by the Equity Board; and

(4) in the event such notice is timely given pursuant to provision (2) and the business described therein is not disqualified pursuant to provision (3), such business

Equity	Adams

may be presented by, and only by, the shareholder who shall have given the notice required by provision (1) or a representative of such shareholder.

If the above provisions shall not have been satisfied, any nomination sought to be made or other business sought to be presented by such shareholder for consideration and action by the shareholders at such a meeting shall be deemed not properly brought before the meeting, shall be ruled by the chairman of the Equity Board to be out of order and shall not be presented or acted upon at the meeting.

ANTI-TAKEOVER PROVISIONS AND OTHER SHAREHOLDER PROTECTIONS

Sections 17-12,100 et seq. of the KGCC restrict certain business combinations between Equity and an interested shareholder for three years following the date that such shareholder became an interested shareholder. An interested shareholder is any person, other than Equity and any direct or indirect majority-owned subsidiary of Equity, that is the owner of 15% or more of the outstanding voting stock of Equity, or an affiliate or associate of Equity and was the owner of 15% or more of the outstanding voting stock of Equity at any time within the three-year period immediately prior to the date on which it is sought to be determined whether such person is an interested shareholder and the affiliates and associates of such person. Certain other persons are excluded from the definition of interested shareholder as provided in Section 17-12,100 of the KGCC.

The restrictions in Sections 17-12,100 et seq. of the KGCC do not apply if (i) prior to such date the Equity Board approved either the business combination or the transaction which resulted in the shareholder becoming an interested shareholder, (ii) upon consummation of the transaction which resulted in the shareholder becoming an interested shareholder, the interested shareholder owned at least 85% of the voting stock of Equity outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding those shares owned by persons who are directors and also officers and employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer, or (iii) on or after such date the business combination is approved by the Equity Board and authorized at an annual or special meeting of shareholders, and not by written consent, by the affirmative vote of at least

Section 351.459 of RSMo restricts certain business combinations between certain corporations and interested shareholders. Adams is not governed by these provisions because Adams does not have a class of voting stock that is registered with the SEC pursuant to Section 12 of the Exchange Act.

Neither the Adams articles nor the Adams bylaws include restrictions similar to those of Section 351.459 of the RSMo.

However, Adams and certain shareholders of Adams are parties to a Shareholders’ Agreement that provides for, among other things, certain restrictions on transfer of shares of Adams common stock. In addition, under the RSMo, certain transactions by Adams (such as a merger and a sale of all or substantially all assets) are subject to the approval of the affirmative vote of the holders of at least two-thirds of the outstanding shares of Adams common stock.

Equity	Adams

66 2/3% of the outstanding voting stock which is not owned by the interested shareholder.

Although a Kansas corporation may elect not to be governed by Sections 17-12,100 et seq. of the KGCC, Equity has expressly elected to be governed by Sections 17-12,100 et seq. of the KGCC.

For a discussion of Sections 17-1286 et seq. of the KGCC, which are also anti-takeover provisions, see “Voting Limitations” above.

LIMITATION OF PERSONAL LIABILITY OF OFFICERS AND DIRECTORS

The Equity articles provide that no Equity director shall be liable to Equity or its shareholders for monetary damages for a breach of fiduciary duty as a director, except to the extent such exemption from liability or limitation thereof is not permitted under the KGCC as presently in effect or as the same may be amended. Any repeal or modification of the provision limiting personal liability of directors shall not adversely affect any right or protection of an Equity director existing at the time of such repeal or modification.	The Adams bylaws provide that no person shall be liable to Adams or its shareholders for any loss, damage, liability or expense suffered by Adams on account of any action taken or omitted to be taken by such person as a director or officer of Adams, if such person (i) acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of Adams, or (ii) took or omitted to take such action in reliance upon advice of counsel for Adams, or upon statements made or information furnished by directors, officers, employees or agents of Adams, which advice, statements or information such person had no reasonable grounds to disbelieve.

INDEMNIFICATION OF DIRECTORS AND OFFICERS AND INSURANCE

In addition to and without limiting the rights to indemnification and advancement of expenses specifically provided for in the Equity bylaws, Equity shall indemnify and advance expenses to each person who is or was an officer or director of Equity, or who is or was serving at the request of Equity as a director, officer, employee, partner, trustee or agent of any other enterprise, to the fullest extent permitted by the laws of the State of Kansas as then in effect.

The Equity bylaws provide that Equity shall indemnify each person who has been or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of Equity), by reason of the fact that such person is or was an officer or director of Equity or is or was serving at the request of Equity as a director, officer, employee, partner, trustee or agent of any other enterprise, against all liabilities and expenses, including, without limitation, judgments, amounts paid in settlement, attorneys’ fees, excise taxes under ERISA, or penalties, fines and other expenses actually and

The Adams bylaws provide that Adams shall indemnify and advance expenses to each person who is or was a director or officer of Adams, to the full extent permitted by the laws of the State of Missouri and applicable federal law applicable to bank holding companies.

Adams shall indemnify each person who has been or is a party, or is threatened to be made a party, to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative, investigative or appellate, other than an action by or in the right of Adams, by reason of the fact that such person is or was a director or officer of Adams, against all liabilities and expenses, including, without limitation, judgments, fines, amounts paid in settlement, attorneys’ fees, excise taxes or penalties under ERISA, and other expenses actually and reasonably incurred by such person in connection with such action, suit or proceeding (including, without limitation, the investigation, defense, settlement or appeal of such action, suit or proceeding) if such person acted in good faith and in

Equity	Adams

reasonably incurred by such person in connection with such action, suit or proceeding, if such person acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of Equity and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful; provided, however, that Equity shall not be required to indemnify or advance expenses to any person in connection with an action, suit or proceeding initiated by such person (other than an action, suit or proceeding initiated by such person to enforce his right to indemnification and advancement of expenses pursuant to this section) unless the initiation of such action, suit or proceeding was authorized in advance by the Equity Board.

Equity shall indemnify each person who has been or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of Equity to procure a judgment in its favor by reason of the fact that the person is or was a director or officer of Equity or is or was serving at the request of Equity as a director, officer, employee, partner, trustee or agent of any other enterprise, against all liabilities and expenses, including, without limitation, amounts paid in settlement, attorneys’ fees and other expenses actually and reasonably incurred by such person in connection with such action or suit, if such person acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of Equity, except that no indemnification shall be made in respect to any claim, issue or matter as to which such person shall have been adjudged to be liable to Equity unless and only to the extent that the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability, but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses that the court shall deem proper.

Indemnification of a person referred to in the above paragraphs is mandatory if such person has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in the above paragraphs, or in defense of any claim, issue or matter therein. For all other situations, and unless indemnification is ordered by a court, any indemnification by Equity shall be made only as authorized in the specific case upon a determination that indemnification of the person is proper in the circumstances because the person has met the applicable standard of conduct set forth in the above paragraphs.

a manner such person reasonably believed to be in or not opposed to the best interests of Adams, and, with respect to any criminal action or proceeding, had no reasonable cause to believe such person’s conduct was unlawful; provided, however, that Adams shall not be required to indemnify or advance expenses to any such person or persons seeking indemnification or advancement of expenses (i) in connection with an action, suit or proceeding initiated by such person or persons (including, without limitation, any cross claim or counterclaim initiated by such person or persons) unless the initiation of such action, suit or proceeding was authorized by the Adams Board, or (ii) when prohibited by the requirements of applicable Missouri and/or federal law or by a state or federal bank regulatory agency.

Adams shall indemnify each person who has been or is a party, or is threatened to be made a party, to any threatened, pending or completed action, suit or proceeding by or in the right of Adams to procure a judgment in its favor by reason of the fact that such person is or was a director or officer of Adams against all expenses (including attorneys’ fees) actually and reasonably incurred by such person in connection with the defense or settlement of such action, suit or proceeding (including, without limitation, the investigation, defense, settlement or appeal of such action, suit or proceeding) if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of Adams, except that no such indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to Adams unless and only to the extent that the court in which the action, suit or proceeding was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which such court shall deem proper.

To the extent a person who is or was serving as a director or officer of Adams has been successful on the merits or otherwise in defense of any action, suit or proceeding referred above (including the dismissal of any such action, suit or proceeding without prejudice), or in defense of any claim, issue or matter therein, such person shall be indemnified against expenses (including attorneys’ fees) actually and reasonably incurred by such person in connection therewith.

Equity	Adams

Such determination shall be made (i) by the Equity Board by a majority vote of a quorum consisting of directors who were not parties to such action or proceeding, or (ii) if such a quorum is not attainable, or even if attainable, should a quorum of disinterested directors so direct, by independent legal counsel in a written opinion, or (iii) by the Equity shareholders. The termination of any action, suit or proceeding by judgment, order, settlement, conviction or under a plea of nolo contendere or its equivalent shall not, of itself, create a presumption that such person did not act in good faith and in a manner which such person reasonably believed to be in or not opposed to the best interests of Equity and, with respect to any criminal action or proceeding, had reasonable cause to believe his conduct was unlawful.

Expenses actually and reasonably incurred by a person entitled to indemnification under the Equity bylaws shall be paid by Equity in advance of the final disposition of the action, suit or proceeding upon receipt of an undertaking by or on behalf of such person to repay such amount if it shall ultimately be determined that he is not entitled to be indemnified by Equity. The Equity Board may, in each individual case, impose any additional terms and conditions as they shall deem appropriate. The indemnification and advancement of expenses provided by, or granted pursuant to, the Equity bylaws shall continue as to any person who has ceased to hold any position with Equity or any other enterprise, and shall inure to the benefit of the heirs, executors, administrators and estate of such person.

Upon resolution passed by the Equity Board, Equity may purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of Equity or is or was serving at the request of Equity as a director, officer, employee, partner, trustee or agent of any other enterprise, against any liability asserted against him and incurred by him in such capacity, or arising out of his status as such, whether or not Equity would have the power to indemnify him against such liability under the Equity bylaws.

Notwithstanding any other provision of the Equity bylaws, in no event shall Equity indemnify any person against liabilities, penalties or expenses incurred in connection with an administrative proceeding or action instituted by a bank regulatory agency, which proceeding or action results in a final order assessing civil money penalties or requiring affirmative action by such person or persons in the form of payments to Equity or any other enterprise.

Expenses (including attorneys’ fees) actually and reasonably incurred by a person who may be entitled to indemnification hereunder in defending an action, suit or proceeding, whether civil, criminal, administrative, investigative or appellate, shall be paid by Adams in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of such person to repay such amount if it shall ultimately be determined that such person is not entitled to indemnification by Adams.

The indemnification obligations described above also apply to persons serving at the request of Adams as a director or officer of another entity.

Adams may purchase and maintain insurance on behalf of any person who is or was a director or officer of Adams against any liability asserted against such person and incurred by such person in any such capacity, or arising out of such person’s status as such, whether or not Adams would have the power to indemnify such person against such liability.

The right to indemnification and advancement of expenses provided by, or are granted pursuant to, the Adams bylaws not be exclusive or any other right to which those seeking indemnification or advancement of expenses may be entitled under any statute, provision of Adams’ Articles of Incorporation, other written agreement, vote of shareholders or disinterested directors, policy of insurance, or otherwise.

The right to indemnification and advancement of expenses provided by, or granted pursuant to, the Bylaws of Adams shall continue as to any person who has ceased to be a director or officer of Adams, and shall inure to the benefit of the heirs, executors, and administrators of such person.

Equity	Adams

AMENDMENTS TO ORGANIZATIONAL DOCUMENTS

Equity reserves the right to amend, alter, change or repeal any provision contained in the Equity articles in the manner now or hereafter prescribed in the Equity articles and by the laws of the state of Kansas, and all rights conferred upon shareholders in the Equity articles are granted subject to such reservation. Notwithstanding the above provision or any other provisions of the Equity articles or bylaws, the affirmative vote of the holders of at least 66 2/3% of the voting power of all of the shares of the then outstanding voting stock of Equity, voting together as a single class, shall be required to amend or repeal, or adopt any provisions inconsistent with, Articles VI (Action by Shareholders), VII (Number, Classification and Election of Directors; Vacancies), VIII (Removal of Directors), IX (Indemnification of Officers and Directors), XI (Control Share Acquisitions), XII (Business Combinations with Interested Shareholders), XIII (Amendment of Bylaws) or XIV (Amendment of Articles) of the Equity articles.

The Equity Board is authorized to make, amend, alter or repeal the Equity bylaws, subject to the power of the shareholders as described below to make, amend, alter or repeal the Equity bylaws. Notwithstanding the foregoing or any other provisions of the Equity articles or bylaws, the affirmative vote of at least 66 2/3% of the voting power of all the shares of the then outstanding voting stock of Equity, voting together as a single class, shall be required to amend, alter or repeal, or adopt any provisions inconsistent with, Articles II (Meetings of Shareholders), III (Directors), VIII (Indemnification of Directors, Officers, Employees & Agents) or IX (Amendments) of the Equity bylaws.

The Adams articles may be amended in the event that the Adams Board recommends such amendment and a majority of the outstanding shares of Adams common stock votes in favor of such amendment.

The Adams bylaws may be amended by the affirmative vote of the holders of a majority of the shares present, or represented by proxy, at a meeting of the shareholders at which a quorum exists.

ACTION BY WRITTEN CONSENT OF THE SHAREHOLDERS

Under the Equity articles, any action required or permitted to be taken by the shareholders of Equity must be effected at a duly called annual or special meeting of shareholders and may not be effected by any consent in writing by such shareholders.	Any action required or permitted to be taken by the shareholders of Adams may be effected pursuant to a written consent signed by all such shareholders.

SHAREHOLDER RIGHTS PLAN

Equity does not have a shareholder rights plan in effect.	Adams does not have a shareholder rights plan in effect.

COMPARATIVE MARKET PRICES AND DIVIDENDS

Equity

Equity common stock is listed on Nasdaq under the symbol “EQBK.” As of February 9, 2018, the latest practicable date prior to the printing of this proxy statement/prospectus, there were approximately 276 holders of record of Equity common stock. As of such date, approximately 14,605,607 shares of Equity common stock were outstanding.

The following table shows the high and low sales prices per share of Equity common stock as reported on Nasdaq on (i) December 15, 2017, the last full trading day preceding the public announcement that Equity and Adams had entered into the merger agreement, (ii) February 14, 2018, the latest practicable trading day before the printing of this proxy statement/prospectus and (iii) the periods indicated therein.

	Equity common stock
	High	Low
December 15, 2017(1)	$35.17	$34.00
February 14, 2018(2)	$36.42	$35.51
Quarter Ended
March 31, 2016	$24.10	$19.72
June 30, 2016	$23.94	$19.81
September 30, 2016	$25.94	$21.02
December 31, 2016	$38.03	$23.94
March 31, 2017	$35.24	$29.82
June 30, 2017	$33.11	$29.13
September 30, 2017	$36.60	$30.67
December 31, 2017	$35.60	$35.00
March 31, 2018 (through February 14, 2018)	$36.96	$34.72

(1)	The last full trading day preceding the public announcement of the entry into the merger agreement.
(2)	The latest practicable date prior to the printing of this proxy statement/prospectus.

The foregoing table may not provide meaningful information to Adams shareholders in determining whether to approve the Merger Proposal. Each of Equity and Adams shareholders are advised to obtain current market quotations for Equity common stock. The market price of Equity common stock will fluctuate between the date of this proxy statement/prospectus and the date of completion of the merger. No assurance can be given concerning the market price of Equity common stock before or after the closing date of the merger. Changes in the market price of Equity common stock prior to the closing of the merger will affect the market value of the merger consideration that Adams shareholders will be entitled to receive upon completion of the merger. See the section of this proxy statement/prospectus entitled “Risk Factors” beginning on page 24.

Equity Dividend Policy

Equity has not historically declared or paid cash dividends on Equity’s common stock and does not expect to pay dividends on Equity’s common stock for the foreseeable future. Instead, Equity anticipates that all of Equity’s future earnings will be retained to support Equity’s operations and to finance the growth and development of Equity’s business. Any future determination to pay dividends on Equity’s common stock will be made by the Equity Board and will depend on a number of factors, including:

•	Equity’s historical and projected financial condition, liquidity and results of operations;

•	Equity’s capital levels and requirements;

•	statutory and regulatory prohibitions and other limitations;

•	any contractual restriction on Equity’s ability to pay cash dividends, including pursuant to the terms of any of Equity’s credit agreements or other borrowing arrangements;

•	Equity’s business strategy;

•	tax considerations;

•	any acquisitions or potential acquisitions that Equity may examine;

•	general economic conditions; and

•	other factors deemed relevant by the Equity Board.

Equity is not obligated to pay dividends on its common stock.

As a Kansas corporation, Equity is subject to certain restrictions on dividends under the KGCC. Generally, a Kansas corporation may pay dividends to its shareholders out of its surplus or, if there is no surplus, out of its net profits for the fiscal year in which the dividend is declared or the preceding fiscal year, or both. In addition, if the capital of a Kansas corporation is diminished by depreciation in the value of its property, or by losses, or otherwise, to an amount less than the aggregate amount of the capital represented by the issued and outstanding stock of all classes having a preference upon the distribution of assets, the directors of such corporation cannot declare and pay out of such net profits any dividends upon any shares of any classes of its capital stock until the deficiency in the amount of capital represented by the issued and outstanding stock of all classes having a preference upon the distribution of assets is repaired. Equity is also subject to certain restrictions on the payment of cash dividends as a result of banking laws, regulations and policies.

Since Equity is a bank holding company and does not engage directly in business activities of a material nature, Equity’s ability to pay dividends to its shareholders depends, in large part, upon Equity’s receipt of dividends from Equity Bank, which is also subject to numerous limitations on the payment of dividends under federal and state banking laws, regulations and policies. The present and future dividend policy of Equity Bank is subject to the discretion of its board of directors. Equity Bank is not obligated to pay dividends.

Adams

Adams is a privately held corporation and its common stock is not traded on any established public trading market. As of the Adams record date, there were approximately 123 holders of record of Adams common stock. As of such date, 718,287 shares of Adams common stock were outstanding and 81,713 shares of Adams common stock were held as treasury stock. There were no share purchases or redemptions of Adams common stock during 2017. Adams is not obligated to register its common stock or, upon any registration, to create a market for its stock.

Adams has not historically paid any dividends to its shareholders. Adams’s shareholders are entitled to receive dividends out of legally available funds as and when declared by the Adams Board, in its sole discretion, although the Adams Board has never declared, and Adams has never paid, a dividend. As a Missouri corporation, Adams is subject to certain restrictions on dividends under the RSMo and applicable banking laws, regulations and policies. Since Adams is a bank holding company and does not engage directly in business activities of a material nature, Adams’s ability to pay dividends to its shareholders depends, in large part, upon Adams’s receipt of dividends from Adams Dairy Bank, which is also subject to numerous limitations on the payment of dividends under federal and state banking laws, regulations and policies. The present and future dividend policy of Adams Dairy Bank is subject to the discretion of its board of directors. Adams Dairy Bank is not obligated to pay dividends.

LEGAL MATTERS

The validity of the Equity common stock offered by this prospectus will be passed upon for Equity by Wise & Reber, L.C., McPherson, Kansas. Certain legal matters in connection with this offering will be passed upon for Equity by Norton Rose Fulbright US LLP, Dallas, Texas and for Adams by Stinson Leonard Street LLP.

EXPERTS

Equity

The consolidated financial statements of Equity Bancshares, Inc. as of December 31, 2016 and 2015, and for each of the three years in the period ended December 31, 2016, incorporated by reference in this proxy statement/prospectus have been audited by Crowe Chizek LLP, an independent registered public accounting firm, as stated in their report, which is incorporated by reference herein. Such consolidated financial statements have been so incorporated in reliance given on the authority of said firm as experts in accounting and auditing.

Eastman National Bancshares, Inc.

The consolidated financial statements of Eastman National Bancshares, Inc. and its subsidiaries as of December 31, 2016 and December 31, 2015, and for each of the two years in the period ended December 31, 2016, included in this proxy statement/prospectus have been audited by Erwin & Company, an independent registered public accounting firm, as stated in their report, which is incorporated by reference herein. Such consolidated financial statements have been so incorporated in reliance given on the authority of said firm as experts in accounting and auditing.

Cache Holdings, Inc.

The consolidated financial statements of Cache and its subsidiaries as of December 31, 2016 and December 31, 2015, and for each of the two years in the period ended December 31, 2016, included in this proxy statement/prospectus have been audited by Sewell & Taylor LLP, an independent public accounting firm, as stated in their report, which is incorporated by reference herein. Such consolidated financial statements have been so incorporated in reliance given on the authority of said firm as experts in accounting and auditing.

Community First Bancshares, Inc.

The consolidated financial statements of Community First Bancshares, Inc. as of December 31, 2015 and December 31, 2014 and for each of the two years in the period ended December 31, 2015, incorporated by reference in this proxy statement/prospectus have been audited by Erwin & Company, an independent registered public accounting firm, as stated in their report, which is incorporated by reference herein. Such consolidated financial statements have been so incorporated in reliance given on the authority of said firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

Equity has filed with the SEC a registration statement on Form S-4 under the Securities Act to register the shares of Equity common stock that Adams shareholders will be entitled to receive in connection with the merger if the merger is completed. This proxy statement/prospectus is a part of that registration statement. The registration statement, including the attached annexes, exhibits and schedules, contains additional relevant information about Equity and Equity common stock.

Equity also files annual, quarterly and current reports, proxy statements and other information with the SEC under the Exchange Act. You may read and copy any of the materials Equity files with the SEC at the SEC’s Public Reference Room at 100 F Street, NE, Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC also maintains a website that contains reports, proxy and information statements and other information about issuers who file electronically with the SEC. The address of that site is http://www.sec.gov. General information about Equity, including Equity’s Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, as well as any amendments and exhibits to those reports, are available free of charge through Equity’s website at investor.equitybank.com as soon as reasonably practicable after Equity files them with, or furnishes them to, the SEC. Information on Equity’s website is not incorporated into this proxy statement/prospectus or Equity’s other securities filings and is not a part of these filings.

Set forth below are additional documents which are incorporated by reference and contain important information about Equity and its financial condition.

This document incorporates by reference the following documents that have previously been filed with the SEC by Equity (Commission File No. 001-37624):

•	Annual Report on Form 10-K for the year ended December 31, 2016 (including specific portions of Equity’s definitive Proxy Statement for the 2016 Annual Meeting of Shareholders incorporated therein by reference);

•	Quarterly Reports on Form 10-Q for the quarters ended March 31, 2017, June 30, 2017 and September 30, 2017; and

•	Equity’s Forms 8-K filed on December 27, 2016, January 26, 2017, March 15, 2017, March 16, 2017, May 2, 2017, May 23, 2017, July 17, 2017, July 20, 2017, October 10, 2017, October 19, 2017, November 13, 2017, December 18, 2017, January 25, 2018 and February 7, but only to the extent that items therein were “filed” with the SEC, rather than “furnished.”

A description of Equity’s capital stock can be found herein under “Description of Capital Stock of Equity.”

Information about Equity can also be found in additional documents that Equity may file with the SEC pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act between the date of this proxy statement/prospectus and the date of Adams’s special meeting (other than the portions of those documents not deemed to be filed). These documents include periodic reports, such as Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, and Current Reports on Form 8-K, as well as proxy statements.

You can obtain any of the documents referred to above through Equity or from the SEC through the SEC’s website at the address described above. Documents incorporated by reference are available from Equity without charge, excluding any exhibits to those documents unless the exhibit is specifically incorporated by reference as an exhibit in this proxy statement/prospectus. You can obtain documents incorporated by reference into this proxy statement/prospectus by requesting them in writing or by telephone from Equity at the following address:

Equity Bancshares, Inc.

7701 East Kellogg Drive, Suite 300

Wichita, Kansas 67207

Attn: Investor Relations

Telephone: (316) 612-6000

Adams is a private company and accordingly does not file reports or other information with the SEC. If you would like to request documents from Adams, please send a request in writing or by telephone to Adams at the following address:

Adams Dairy Bancshares, Inc.

651 NE Coronado Drive

Blue Springs, Missouri 64014

Attention: David Charles Chinnery

Telephone: (816) 655-3333

If you would like to request documents, please do so by March 15, 2018 to receive them before the Adams special meeting. If you request any incorporated documents from Equity, then Equity will mail them to you by first-class mail, or another equally prompt means, within one business day after Equity receives your request.

Equity has supplied all information contained in or incorporated by reference into this proxy statement/prospectus relating to Equity, and Adams has supplied all information contained in this proxy statement/prospectus relating to Adams.

Neither Equity nor Adams has authorized anyone to give any information or make any representation about the merger, the Equity share issuance or their companies that is different from, or in addition to, that contained in this proxy statement/prospectus or in any of the materials that have been incorporated by reference into this proxy statement/prospectus. Therefore, if anyone does give you information of this sort, you should not rely on it. If you are in a jurisdiction where offers to exchange or sell, or solicitations of offers to exchange or purchase, the securities offered by this proxy statement/prospectus or the solicitation of proxies is unlawful, or if you are a person to whom it is unlawful to direct these types of activities, then the offer presented in this proxy statement/prospectus does not extend to you. The information contained herein speaks only as of the date of this proxy statement/prospectus unless the information specifically indicates that another date applies.

Annex A

AGREEMENT AND PLAN OF REORGANIZATION

BY AND AMONG

EQUITY BANCSHARES, INC.,

ABE MERGER SUB, INC.

AND

ADAMS DAIRY BANCSHARES, INC.

Dated as of December 16, 2017

A-i

A-ii

A-iii

A-iv

AGREEMENT AND PLAN OF REORGANIZATION

This AGREEMENT AND PLAN OF REORGANIZATION (this “Agreement”) is effective as of December 16, 2017, by and among Equity Bancshares, Inc. (“EQBK”), a Kansas corporation and registered bank holding company under the Bank Holding Company Act of 1956, as amended (the “BHCA”), ABE Merger Sub, Inc. (“Merger Sub”), a Missouri corporation and wholly-owned subsidiary of EQBK, and Adams Dairy Bancshares, Inc. (“Adams”), a Missouri corporation and registered bank holding company under the BHCA.

RECITALS

WHEREAS, EQBK owns all of the common stock of Equity Bank, a Kansas state bank with its principal office in Andover, Kansas (“Equity Bank”);

WHEREAS, Adams owns all of the common stock of Adams Dairy Bank, a Missouri state bank with its principal office in Blue Springs, Missouri (the “Bank”);

WHEREAS, the Board of Directors of EQBK (the “EQBK Board”) and the Board of Directors of Adams (the “Adams Board”) have determined that it is advisable and in the best interests of their respective companies and their shareholders to consummate the strategic business combination transaction provided for in this Agreement, pursuant to which EQBK will, on the terms and subject to the conditions set forth in this Agreement, acquire Adams through the merger of Merger Sub, with and into Adams (the “Merger”), with Adams surviving as a wholly-owned subsidiary of EQBK;

WHEREAS, immediately following, and in connection with, the Merger, EQBK will cause Adams to be merged with and into EQBK, with EQBK surviving the merger (the “Second Step Merger” and together with the Merger, the “Integrated Mergers”), and immediately following the Second Step Merger, or at such later time as EQBK may determine, EQBK will cause the Bank to be merged with and into Equity Bank, with Equity Bank surviving the merger (the “Bank Merger”);

WHEREAS, the aggregate value of the merger consideration that EQBK will pay to shareholders of Adams is equal $15,825,000; provided, however, the aggregate merger consideration may change from such amount and will be calculated and paid in accordance with the terms and conditions of this Agreement;

WHEREAS, concurrently with the execution and delivery of this Agreement, as a condition and inducement for EQBK to enter into this Agreement, certain directors of Adams have entered into Director Support Agreements in the form attached hereto as Exhibit “A” (the “Director Support Agreement”) in connection with the Merger;

WHEREAS, concurrently with the execution and delivery of this Agreement, as a condition and inducement for EQBK to enter into this Agreement, certain shareholders of Adams have each entered into a Voting Agreement in the form attached hereto as Exhibit “B” (the “Voting Agreement”), whereby such shareholders of Adams have agreed to vote the shares of Adams Stock (as defined below) owned by them in favor of this Agreement, the Merger and the transactions contemplated hereby and thereby;

WHEREAS, it is intended that the Integrated Mergers together will be treated as a reorganization under Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”) and the rules and regulations promulgated thereunder and that this Agreement is hereby adopted as a plan of reorganization for the purposes of Code Sections 354 and 361 and the applicable regulations; and

WHEREAS, the parties hereto desire to set forth certain representations, warranties and covenants made by each to the other as an inducement to the execution and delivery of this Agreement and certain additional agreements related to the transactions contemplated hereby:

AGREEMENT

NOW, THEREFORE, for and in consideration of the foregoing and of the mutual representations, warranties, covenants and agreements contained in this Agreement, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, and subject to the conditions set forth below, the parties, intending to be legally bound, undertake, promise, covenant and agree with each other as follows:

ARTICLE I

The Merger

Section 1.01 Merger of Merger Sub with and into Adams. Subject to the terms and conditions of this Agreement, at the Effective Time, Merger Sub will merge with and into Adams in accordance with the General and Business Corporation Law of Missouri and Chapter 351 of the Missouri Revised Statutes (“MRS”). Adams will be the surviving corporation in the Merger (the “Surviving Corporation”) and will continue its corporate existence under the MRS as a wholly-owned subsidiary of EQBK. Upon consummation of the Merger, the separate corporate existence of Merger Sub shall terminate.

Section 1.02 Effects of the Merger. The Merger will have the effects set forth in the Section 351.450 of the MRS. The name of the Surviving Corporation will be “Adams Dairy Bancshares, Inc.”

Section 1.03 Articles of Incorporation and Bylaws. At the Effective Time, the articles of incorporation and bylaws of Adams, as in effect immediately before the Effective Time, will be the articles of incorporation and bylaws of the Surviving Corporation until thereafter changed or amended as provided by Law.

Section 1.04 Directors and Officers. The directors and officers, respectively, of Merger Sub at the Effective Time will become the directors and officers of the Surviving Corporation and will hold office from the Effective Time until their respective successors are duly elected or appointed and qualified in the manner provided in the articles of incorporation and bylaws of the Surviving Corporation or as otherwise provided by Law.

Section 1.05 Effect on Capital Stock. At the Effective Time, by virtue of the Merger and without any further action on the part of EQBK, Merger Sub, Adams or any holder of record of the following securities:

(a) Each share of Class A common stock, par value $0.01 per share, of EQBK (“EQBK Class A Stock”) and Class B common stock, par value $0.01 per share of EQBK (“EQBK Class B Stock”), issued and outstanding immediately prior to the Effective Time, shall remain issued and outstanding and shall not be affected by the Merger.

(b) Each share of common stock, par value $0.01 per share, of Adams (the “Adams Stock”) issued and outstanding immediately prior to the Effective Time, except for the Cancelled Shares and Dissenting Shares, shall cease to be outstanding and shall automatically be converted into and become the right to receive, without interest, the following:

(i) a number of shares of EQBK Class A Stock equal to the Exchange Ratio; and

(ii) the Per Share Cash Amount (the aggregate consideration described in clauses (i) and (ii), such per share amount, the “Per Share Merger Consideration,” and in the aggregate for all holders of Adams Stock entitled to receive the Per Share Merger Consideration under the terms of this Agreement, the “Merger Consideration”).

(c) At the Effective Time, each share of Adams Stock converted into the right to receive the Per Share Merger Consideration pursuant to this Section 1.05 shall no longer be outstanding and shall automatically be cancelled and cease to exist, and each holder of a certificate that immediately prior to the Effective Time represented any such shares of Adams Stock shall thereafter cease to have any rights with respect to such shares of Adams Stock, except the right to receive the Per Share Merger Consideration for such shares.

(d) Any shares of Adams Stock that are owned immediately prior to the Effective Time by Adams, EQBK or their respective Subsidiaries (other than (i) shares of Adams Stock held, directly or indirectly, in trust accounts, managed accounts and the like or otherwise held in a fiduciary capacity that are beneficially owned by third parties and (ii) shares of Adams Stock held in respect of a debt previously contracted) shall be canceled and extinguished without any conversion thereof or consideration therefor (the “Cancelled Shares”).

(e) No certificates representing a fractional share shall be issued by EQBK. In lieu of any fractional share, each holder of Adams Stock entitled to a fractional share, upon surrender of such shares of Adams Stock, shall be entitled to receive from EQBK an amount in cash (without interest), payable in accordance with Section 1.07, rounded to the nearest cent, determined by multiplying the fractional share by $34.49.

(f) Notwithstanding anything to the contrary herein, if, between the date hereof and the Effective Time, the outstanding shares of EQBK Class A Stock or EQBK Class B Stock increase, decrease, change into or are exchanged for a different number or kind of shares or securities as a result of a reorganization, recapitalization, reclassification, stock dividend, stock split, reverse stock split, or other similar change in capitalization (a “Share Adjustment”), then the Exchange Ratio shall be appropriately and proportionately adjusted so that each holder of Adams Stock shall be entitled to receive the Merger Consideration in such proportion as it would have received if the record date for such Share Adjustment had been immediately after the Effective Time; provided, that, for the avoidance of doubt, no such adjustment shall be made with regard to the Exchange Ratio if (a) EQBK issues additional shares of EQBK Capital Stock and receives consideration for such shares in a bona fide third party transaction (including any merger or acquisition), (b) EQBK issues employee or director stock grants or similar equity awards in the ordinary course of business, or (c) shares of EQBK Capital Stock are repurchased by or on behalf of EQBK.

(g) Each share of common stock, par value $0.01 per share, of Merger Sub issued and outstanding immediately prior to the Effective Time shall be converted automatically into and become one newly issued, fully paid and non-assessable share of common stock of the Surviving Corporation.

Section 1.06 Calculation of Consideration.

(a) For purposes of this Agreement, the following terms shall have the meanings set forth below:

(i) “Adams Merger Costs” means (A) the cost of terminating any employment related agreements and obligations (including any non-competition agreements, option agreements or equity based plans); (B) the transaction costs, fees and expenses (including, without limitation, all legal, accounting, and financial advisory fees and expenses, including any cost to obtain any opinion as to the financial fairness of the Merger) incurred by Adams; (C) the payments owed by Adams to those employees and in such amounts listed on Adams Confidential Schedule 1.06, including, without limitation, any severance, stay-pay or retention bonus amounts or change in control payments (all of which shall be reflected on Adams Confidential Schedule 1.06 including the name of the recipient, the amount of such payment and with respect to any stay-pay or retention bonus arrangements, the date through which the recipient must remain employed by the Surviving Corporation to receive the stay-pay or retention bonus amount); (D) a mutually agreeable estimate of the cost of obtaining a determination letter from the IRS in connection with the termination of any Retirement Plan; (E) any federal or state income Tax obligations, franchise Tax obligations or real property Tax obligations incurred prior to the Effective Time; (F) the accrual or payment of all of the costs, fees, expenses, contract payments, penalties or liquidated damages necessary to be paid by Adams in connection with any contract termination required pursuant to this Agreement, including, without limitation, all costs, fees, expenses, contract payments, penalties or liquidated damages associated with the termination of the contracts required by Section 5.15(a) and the termination of the data processing or technology contracts contemplated by Section 5.15(b) hereof; (G) any unrealized gains or any unrealized losses (as the case may be) in Adams’s securities portfolio due to mark-to-market adjustments required by GAAP as of the Calculation Date; (H) a mutually agreeable estimate of the cost of preparing the federal and state income Tax Returns of Adams for the period from January 1, 2017 through the Closing Date; (I) any unrecorded liabilities regardless of materiality, including, without limitation, accrued paid time-off through the Closing Date; (J) the cost of settling or otherwise resolving all litigation set forth on Adams Confidential Schedule 3.07 or otherwise related thereto, including all amounts paid in settlement, legal fees and any other related cost or expenses; and (K) other amounts mutually agreed upon in writing by EQBK and Adams; provided, further, that any amounts paid or incurred by EQBK on behalf of Adams in the aforementioned categories shall constitute Adams Merger Costs. In addition, any dividends (whether paid or declared) by Adams shall have been recorded by Adams as a reduction of Adjusted Equity. For purposes of the calculation of Adjusted Equity, the amount of the Adjusted Equity shall reflect the after-tax amount of the foregoing adjustments calculated in accordance with GAAP. For the avoidance of doubt any amount by which the Adjusted Equity exceeds the Minimum Equity shall inure to the benefit of EQBK.

(ii) “Adjusted Equity” means the sum of Adams’s capital, surplus and retained earnings accounts less all intangible assets, calculated as of the Calculation Date and in accordance with GAAP consistently applied, and adjusted to reflect, without duplication, (A) the payment of or accrual for all Adams Merger Costs and (B) any dividends or distributions (whether accrued or paid). Adjusted Equity shall not include any deduction for any severance costs related to a Terminated Employee.

(iii) “Adjusted Cash Amount” means an amount of cash equal to the difference of (A) $3,956,250, minus (B) the Equity Adjustment.

(iv) “Calculation Date” means the close of business on the fifth Business Day immediately preceding the Closing Date, or such other date as mutually agreeable to the parties hereto.

(v) “Equity Adjustment” means the product of (A) 1.64, multiplied by (B) difference of (x) Minimum Equity, minus (y) Adjusted Equity; provided, that if the amount of the Adjusted Equity is greater than the Minimum Equity, then the Equity Adjustment shall be zero.

(vi) “Exchange Ratio” means 0.4791 shares of EQBK Class A Stock.

(vii) “Minimum Equity” means $9,666,000.

(viii) “Per Share Cash Amount” means $5.51; provided, however, that if the Equity Adjustment is greater than zero, then the Per Share Cash Amount shall be equal to the quotient of (A) the Adjusted Cash Amount, divided by (B) the number of the shares of Adams Stock outstanding immediately prior to the Effective Time, except for the Cancelled Shares.

Section 1.07 Exchange Procedures.

(a) Prior to the Effective Time, EQBK shall appoint an exchange agent (the “Exchange Agent”) to act as the exchange agent hereunder.

(b) At or prior to the Effective Time, EQBK shall deposit with or make available to the Exchange Agent, for the benefit of the holders of Certificates, for exchange in accordance with this Section 1.07, (i) certificates or, at EQBK’s option, evidence of shares in book entry form, representing the shares of EQBK Class A Stock, to be issued pursuant to Section 1.05(b), and (ii) cash in an amount sufficient to pay (A) the aggregate cash portion of the Merger Consideration and (B) cash in lieu of any fractional shares (collectively, the “Exchange Fund”).

(c) No later than ten (10) days after the Effective Time or such other date agreed to by the parties, and subject to the receipt by the Exchange Agent of a list of Adams’s shareholders in a format that is reasonably acceptable to the Exchange Agent, the Exchange Agent shall mail to each holder of record of a certificate immediately prior to the Effective Time (other than with respect to Cancelled Shares and Dissenting Shares) representing shares of Adams Stock (each, a “Certificate”, it being understood that any reference herein to “Certificate” shall be deemed to include reference to book-entry account statements relating to the ownership of shares of Adams Stock) as of such date, (i) a letter of transmittal, in a form mutually acceptable to Adams and EQBK (which shall specify that delivery shall be effected, and risk of loss and title to each Certificate shall pass, only upon delivery of such Certificate (or an affidavit of loss in lieu of such Certificate and, if reasonably required by EQBK or the Exchange Agent, the posting by such holder of Adams Stock of a bond in such amount as EQBK may determine is reasonably necessary as indemnity against any claim that may be made against it with respect to such Certificate)) to the Exchange Agent and shall be substantially in such form and have such other provisions as shall be prescribed by the agreement with the Exchange Agent (the “Letter of Transmittal”) and (ii) instructions for use in surrendering each Certificate in exchange for the Per Share Merger Consideration, any cash in lieu of a fractional share of EQBK Class A Stock to be issued or paid in consideration therefor and any dividends or distributions to which such holder is entitled pursuant to this Section 1.07. The Adams shareholders will be entitled to receive their Per Share Merger Consideration only after receipt by the Exchange Agent of a properly completed Letter of Transmittal. If a Letter of Transmittal contains an error, is incomplete or is not accompanied by all appropriate Certificates, then the Exchange Agent will notify that Adams shareholder promptly of the need for further information or documentation.

(d) Within seven (7) Business Days after surrender to the Exchange Agent of its Certificate or Certificates, accompanied by a properly completed Letter of Transmittal, or within seven (7) Business Days after the Effective Time for any uncertificated shares of Adams Stock held of record in book-entry form (subject to receipt of any customary tax documentation that may be reasonably requested by the Exchange Agent), the Exchange Agent shall deliver to such holder of Adams Stock the Per Share Merger Consideration and any cash in lieu of a fractional share of EQBK Class A Stock to be issued or paid with respect to each share of Adams Stock represented by the Certificate, and each Certificate surrendered will be canceled. EQBK may, at its option, deliver any shares of EQBK Class A Stock in book-entry form. Until so surrendered, each Certificate shall represent after the Effective Time, for all purposes, only the right to receive, without interest, the Per Share Merger Consideration and any cash in lieu of a fractional share of EQBK Class A Stock to be issued or paid in consideration therefor upon surrender of such Certificate in accordance with this Section 1.07, and any dividends or distributions to which such holder is entitled pursuant to this Section 1.07.

(e) No dividends or other distributions with respect to EQBK Class A Stock shall be paid to the holder of any unsurrendered Certificate with respect to the shares of EQBK Class A Stock represented thereby, in each case unless and until the surrender of such Certificate in accordance with this Section 1.07. Subject to the effect of applicable abandoned property, escheat or similar Laws, following surrender of any such Certificate in accordance with this Section 1.07, the record holder thereof shall be entitled to receive, without interest, (i) the amount of dividends or other distributions with a record date after the Effective Time theretofore payable with respect to the whole shares of EQBK Class A Stock represented by such Certificate and not paid and/or (ii) at the appropriate payment date, the amount of dividends or other distributions payable with respect to shares of EQBK Class A Stock represented by such Certificate with a record date after the Effective Time (but before such surrender date) and with a payment date subsequent to the issuance of the EQBK Class A Stock issuable with respect to such Certificate.

(f) In the event of a transfer of ownership of a Certificate representing Adams Stock prior to the Effective Time that is not registered in the stock transfer records of Adams, the Per Share Merger Consideration and any cash in lieu of a fractional share of EQBK Class A Stock to be issued or paid in consideration therefor shall be issued or paid in exchange therefor to a person other than the person in whose name the Certificate so surrendered is registered if the Certificate formerly representing such Adams Stock shall be properly endorsed or otherwise be in proper form for transfer and the person requesting such payment or issuance shall pay any transfer or other similar Taxes required by reason of the payment or issuance to a person other than the registered holder of the Certificate or establish to the reasonable satisfaction of EQBK and the Exchange Agent that the Tax has been paid or is not applicable.

(g) EQBK and the Exchange Agent, as the case may be, shall be entitled to deduct and withhold, if necessary, from any consideration otherwise payable pursuant to this Agreement to any Person such documented and actual amounts as EQBK or the Exchange Agent, as the case may be, is required to deduct and withhold under the Code, or any provision of state, local or foreign tax Law, with respect to the making of such payment. To the extent that amounts are so withheld by EQBK or the Exchange Agent, as the case may be, and remitted to the appropriate Governmental Entity, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to such Person in respect of which such deduction and withholding was made by EQBK or the Exchange Agent, as the case may be.

(h) Any portion of the Exchange Fund that remains unclaimed by the shareholders of Adams at the expiration of six (6) months after the Effective Time shall be paid to EQBK. In such event, any former shareholders of Adams who have not theretofore complied with this Section 1.07 shall thereafter look only to EQBK with respect to the Per Share Merger Consideration, any cash in lieu of any fractional shares and any unpaid dividends and distributions on the EQBK Class A Stock deliverable in respect of each share represented by a Certificate such shareholder holds as determined pursuant to this Agreement, in each case, without any interest thereon.

(i) Any other provision of this Agreement notwithstanding, none of EQBK, the Surviving Corporation or the Exchange Agent shall be liable to a holder of Adams Stock for any amounts paid or property delivered in good faith to a public official pursuant to any applicable abandoned property, escheat or similar Law.

Section 1.08 Dissenting Shareholders.

(a) Notwithstanding anything in this Agreement to the contrary, no Person who has prior to the Effective Time perfected a demand for appraisal rights pursuant to Section 351.455 of the MRS (a “Dissenting Shareholder”) with respect to any shares of Adams Stock held by such Dissenting Shareholder (“Dissenting Shares”) shall be entitled to receive the Per Share Merger Consideration with respect to such Dissenting Shares unless and until such Dissenting Shareholder shall have effectively withdrawn (in accordance with Section 351.455 of the MRS) or lost such Person’s right to appraisal under the MRS with respect to such Dissenting Shares. Unless and until a Dissenting Shareholder shall have effectively so withdrawn or lost such Dissenting Shareholder’s right to appraisal under the MRS with respect to Dissenting Shares, such Dissenting Shareholder shall be entitled to receive only payment of the fair value of such Dissenting Shares as required by Section 351.455 of the MRS (including any interest thereon and related costs, if any, required to be paid in accordance with Section 351.455 of the MRS). Adams shall give EQBK (A) prompt written notice of any written demands for payment of fair value, attempted withdrawals of such demands, and any other instruments served pursuant to applicable Law that are received by Adams prior to the Effective Time pursuant to Section 351.455 of the MRS relating to Adams shareholders’ appraisal rights and (B) the opportunity to participate in and control all negotiations and proceedings with respect to demands for payment of fair value by Adams shareholders under Section 351.455 of the MRS. Adams shall not, except with the prior written consent of EQBK (which shall not be unreasonably withheld, conditioned or delayed), make any payment with respect to any such dissent or demands for payment of fair value, offer to settle or settle any such demands. Any payment required to be made with respect to the Dissenting Shares shall be made by EQBK. From and after the Effective Time, Dissenting Shares shall not be entitled to vote for any purpose or be entitled to the payment of dividends or other distributions (except dividends or other distributions payable by Adams to shareholders of record prior to the Effective Time).

(b) If any shareholder who holds Dissenting Shares effectively withdraws or loses (through failure to perfect or otherwise) such shareholder’s right to appraisal under the KGCC, then, as of the later of the Effective Time and the occurrence of such effective withdrawal or loss, such shareholder’s shares of Common Stock shall no longer be Dissenting Shares and shall be automatically converted into the right to receive the Per Share Merger Consideration, without interest, as set forth in this Article I, it being understood that surrender of the Certificate representing such Dissenting Shares shall be a prerequisite to the receipt of payment in respect of any Dissenting Shares represented thereby.

Section 1.09 Second Step Merger. On the Closing Date and as soon as reasonably practicable following the Effective Time, in accordance with the Kansas General Corporations Code (“KGCC”) and the MRS, EQBK shall cause the Surviving Corporation to be merged with and into EQBK in the Second Step Merger, with EQBK surviving the Second Step Merger and continuing its existence under the Laws of the State of Kansas, and the separate corporate existence of the Surviving Corporation ceasing as of the Second Effective Time. In furtherance of the foregoing, EQBK shall cause to be filed with the Secretary of State of the State of Kansas and the Secretary of State of the State of Missouri, in accordance with the KGCC and the MRS, respectively, a certificate of merger relating to the Second Step Merger (the “Second Certificate of Merger”). The Second Step Merger shall become effective as of the date and time specified in the Second Certificate of Merger (such date and time, the “Second Effective Time”). At and after the Second Effective Time, the Second Step Merger shall have the effects set forth in the applicable provisions of the KGCC and the MRS.

Section 1.10 Bank Merger. Immediately following the Second Step Merger, or at such later time as EQBK may determine in its sole discretion, EQBK will cause the Bank Merger on the terms and subject to the terms and conditions set forth in the Bank Merger Agreement attached hereto as Exhibit “C” (the “Bank Merger Agreement”). Equity Bank shall be the surviving entity in the Bank Merger and, following the Bank Merger, the separate corporate existence of the Bank shall cease. The parties agree that the Bank Merger will become effective immediately after the Second Effective Time or at such later time as EQBK may determine. On the date of this Agreement, Equity Bank and the Bank entered into the Bank Merger Agreement. In furtherance of the foregoing, the parties shall execute and cause to be filed applicable articles or certificates of merger and such other documents as are necessary to effectuate the Bank Merger.

Section 1.11 Tax Treatment. For U.S. federal income Tax purposes, it is intended that the Integrated Mergers together be treated as a single integrated transaction that qualifies as a “reorganization” within the meaning of Section 368(a)(1)(A) of the Code, and that this Agreement shall constitute, and is hereby adopted as, a “plan of reorganization” within the meaning of Treasury Regulation Section 1.368-2(g). From and after the date of this Agreement and until the Closing Date, each party hereto shall use its reasonable best efforts to cause the Integrated Mergers to so qualify, and will not knowingly take any action, cause any action to be taken, fail to take any action or cause any action not to be taken, which action or failure to act could reasonably be expected to prevent the Integrated Mergers from qualifying as a “reorganization” within the meaning of Section 368(a)(1)(A) of the Code.

Section 1.12 Modification of Structure. Notwithstanding any provision of this Agreement to the contrary, EQBK may elect, subject to the filing of all necessary applications and the receipt of all required regulatory approvals, to modify the structure of the transactions contemplated hereby so long as (i) there are no adverse federal or state income tax consequences to the holders of Adams Stock as a result of such modification (taken as a whole and not with respect to any individual holder), (ii) the after tax consideration to be paid to the holders of Adams Stock is not changed in kind or reduced in amount in any respect, and (iii) such modification will not materially delay or jeopardize receipt of any required regulatory approvals or the Closing.

ARTICLE II

THE CLOSING AND THE CLOSING DATE

Section 2.01 Time and Place of the Closing and Closing Date.

(a) On a date mutually acceptable to EQBK and Adams within thirty (30) days after the receipt of all necessary regulatory, corporate and other approvals and the expiration of any mandatory waiting periods

(the “Closing Date”), as may be extended by mutual agreement of the parties for a reasonable period to facilitate a Calculation Date on month-end in the event the parties so agree, a meeting will take place at which the parties to this Agreement will exchange certificates, letters and other documents in order to determine whether all of the conditions set forth in Article VII and Article VIII have been satisfied or waived or whether any condition exists that would permit a party to this Agreement to terminate this Agreement. If none of the foregoing conditions then exists or if no party elects to exercise any right it may have to terminate this Agreement, then the parties will execute such documents and instruments as may be necessary or appropriate in order to effect the Merger and the other transactions contemplated by this Agreement (the “Closing”).

(b) The Merger and other transactions contemplated by this Agreement shall become effective on the date and at the time specified in the certificate of merger, reflecting the Merger, filed with the Secretary of State of the State of Missouri in accordance with the MRS (the “Effective Time”). The parties will use their commercially reasonable efforts to cause the Effective Time to occur on the same date as the Closing Date, but in no event will the Effective Time occur more than one (1) day after the Closing Date.

(c) The Closing will take place at the offices of Norton Rose Fulbright US LLP located at 2200 Ross Avenue, Suite 3600, Dallas, Texas 75201 at 10:00 a.m. on the Closing Date, or at such other time and place to which the parties may agree.

Section 2.02 Actions to be Taken at the Closing by Adams. At the Closing, Adams will execute and acknowledge, or cause to be executed and acknowledged, and deliver to EQBK such documents and certificates contemplated to be delivered pursuant to this Agreement or reasonably necessary to evidence the transactions contemplated by this Agreement, including the following (all of such actions constituting conditions precedent to the obligations of EQBK to close hereunder):

(a) True, correct and complete copies of Adams’s articles of incorporation and all amendments thereto, duly certified as of a recent date by the Secretary of State of the State of Missouri;

(b) True, correct and complete copies of the Bank’s articles of association and all amendments thereto, duly certified as of a recent date by the Missouri Division of Finance (“Missouri DOF”);

(c) A certificate of good standing from the Secretary of State of the State of Missouri, duly certifying as of a recent date as to the good standing of Adams under the Laws of the State of Missouri;

(d) A certificate of good standing from the Missouri DOF, duly certifying as of a recent date as to the good standing of the Bank under the Laws of the State of Missouri;

(e) A certificate, dated as of a recent date, issued by the Federal Deposit Insurance Corporation (the “FDIC”), duly certifying that the deposits of the Bank are insured by the FDIC pursuant to the Federal Deposit Insurance Act, as amended (the “FDIA”);

(f) A letter, dated as of a recent date, from the Federal Reserve Bank of Kansas City, to the effect that Adams is a registered bank holding company under the BHCA;

(g) A certificate, dated as of the Closing Date, executed by the secretary or other appropriate executive officer of Adams, pursuant to which such officer will certify: (i) the due adoption by the Adams Board of corporate resolutions attached to such certificate authorizing the execution and delivery of this Agreement and the other agreements and documents contemplated hereby and the taking of all actions contemplated hereby and thereby; (ii) the due adoption and approval by the shareholders of Adams of this Agreement; (iii) the incumbency and true signatures of those officers of Adams duly authorized to act on its behalf in connection with the transactions contemplated by this Agreement and to execute and deliver this Agreement and the other agreements and documents contemplated hereby and thereby; (iv) that the copy of the Bylaws of Adams attached to such certificate is true and correct and such Bylaws have not been amended except as reflected in such copy; and (v) a true and correct copy of the list of the holders of Adams Stock as of the Closing Date;

(h) A certificate, dated as of the Closing Date, signed by the chief executive officer of Adams, pursuant to which Adams will certify that (i) Adams has satisfied the conditions set forth in Sections 8.01 and 8.02; and (ii) except as expressly permitted by this Agreement, there has been no Material Adverse Change with respect to Adams or any of its Subsidiaries, individually or in the aggregate since September 30, 2017;

(i) All consents required from third parties to complete the transactions contemplated by this Agreement, including those listed on Adams Confidential Schedule 2.02(i);

(j) All releases as required under Section 8.06;

(k) Adams shall have delivered to EQBK (i) a notice to the IRS conforming to the requirements of Treasury Regulation Section 1.897-2(h)(2), in form and substance satisfactory to EQBK, dated as of the Closing Date and executed by Adams, and (ii) a Statement of Non-U.S. Real Property Holding Corporation Status Pursuant to Treasury Regulation Sections 1.1445-2(c)(3) and 1.897-2(h) and Certification of Non-Foreign Status, in form and substance reasonably satisfactory to EQBK, dated as of the Closing Date and executed by Adams;

(l) A certificate, dated as of the Closing Date, executed by the chief financial officer of Adams certifying the amount of the Adjusted Equity of Adams as of the Calculation Date; and

(m) All other documents required to be delivered to EQBK under this Agreement, and all other documents, certificates and instruments as are reasonably requested by EQBK or its counsel.

Section 2.03 Actions to be Taken at the Closing by EQBK. At the Closing, EQBK will execute and acknowledge, or cause to be executed and acknowledged, and deliver to Adams such documents and certificates contemplated to be delivered pursuant to this Agreement or reasonably necessary to evidence the transactions contemplated by this Agreement, including the following (all of such actions constituting conditions precedent to the obligations of Adams to close hereunder):

(a) True, correct and complete copies of EQBK’s articles of incorporation and all amendments thereto, duly certified as of a recent date by the Secretary of State of the State of Kansas;

(b) True, correct and complete copies of Merger Sub’s articles of incorporation and all amendments thereto, duly certified as of a recent date by the Secretary of State of the State of Missouri;

(c) A certificate of good standing from the Secretary of State of the State of Kansas, duly certifying as of a recent date as to the good standing of EQBK under the Laws of the State of Kansas;

(d) A certificate of good standing from the Secretary of State of the State of Missouri, duly certifying as of a recent date as to the good standing of Merger Sub under the Laws of the State of Missouri;

(e) A letter, dated as of a recent date, from the Federal Reserve Bank of Kansas City, to the effect that EQBK is a registered bank holding company under the BHCA;

(f) A certificate, dated as of the Closing Date, executed by the secretary or other appropriate executive officer of EQBK, pursuant to which such officer will certify: (i) the due adoption by the EQBK Board of corporate resolutions attached to such certificate authorizing the execution and delivery of this Agreement and the other agreements and documents contemplated hereby, and the taking of all actions contemplated hereby and thereby; (ii) the incumbency and true signatures of those officers of EQBK duly authorized to act on its behalf in connection with the transactions contemplated by this Agreement and to execute and deliver this Agreement and the other agreements and documents contemplated hereby and thereby; (iii) that the copy of the Bylaws of EQBK attached to such certificate is true and correct and such Bylaws have not been amended except as reflected in such copy;

(g) A certificate, dated as of the Closing Date, signed by the secretary or an assistant secretary of Merger Sub, pursuant to which Merger Sub will certify (i) the due adoption by the Board of Directors of Merger Sub of corporate resolutions attached to such certificate authorizing the Merger and the execution and delivery of this Agreement and the other agreements and documents contemplated hereby and the taking of all actions contemplated hereby and thereby, (ii) the due adoption by the sole shareholder of Merger Sub of resolutions authorizing the Merger, this Agreement and the transactions contemplated by the Merger, (iii) the incumbency and true signatures of those officers of Merger Sub duly authorized to act on its behalf in connection with the Merger and to execute and deliver this Agreement and other agreements and documents contemplated hereby and the taking of all actions contemplated hereby and thereby on behalf of Merger Sub, and (iv) that the copy of the Bylaws of Merger Sub attached to such certificate is true and correct and such Bylaws have not been amended except as reflected in such copy;

(h) A certificate, dated as of the Closing Date, signed by the chief executive officer of EQBK, pursuant to which EQBK will certify that (i) EQBK has satisfied the conditions set forth in Sections 7.01 and 7.02; and (ii) except as expressly permitted by this Agreement, there has been no Material Adverse Change with respect to EQBK since September 30, 2017;

(i) All consents required from third parties to complete the transactions contemplated by this Agreement, including those listed on EQBK Confidential Schedule 2.03(i); and

(j) All other documents required to be delivered to Adams by EQBK under this Agreement, and all other documents, certificates and instruments as are reasonably requested by Adams or its counsel.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF ADAMS

As a material inducement to EQBK and Merger Sub to enter into and perform their obligations under this Agreement, and notwithstanding any examinations, inspections, audits, and other investigations heretofore and hereafter made by EQBK, except as disclosed in the disclosure schedule delivered by Adams to EQBK before the execution of this Agreement (the “Adams Confidential Schedule”) setting forth items of disclosure with specific reference to the particular section of this Agreement to which the information on the Adams Confidential Schedule relates, Adams hereby makes the following representations and warranties to EQBK as of the date of this Agreement; provided, however, that any information set forth in one section of the Adams Confidential Schedule will be deemed to apply to each other section or subsection of this Agreement expressly referenced in such disclosure; provided, further, that, notwithstanding anything in this Agreement to the contrary, (a) reference to any dollar amounts in any representation or warranty will not be deemed to indicate that such amount is material with respect to or otherwise under any provision under this Agreement, and (b) the inclusion of an item in such Adams Confidential Schedule as an exception to a representation or warranty will not be deemed an admission that such item represents a material exception or material fact, event or circumstance or that such item has had or would reasonably be expected to have a Material Adverse Change on Adams.

Section 3.01 Organization and Qualification.

(a) Adams is a corporation, duly organized, validly existing and in good standing under all Laws of the State of Missouri and is a bank holding company registered under the BHCA. Adams has the corporate power and authority (including all licenses, franchises, permits and other governmental authorizations as are legally required) to carry on its business as now being conducted, to own, lease and operate its properties and assets as now owned, leased or operated and to enter into and carry out its obligations under this Agreement. True and complete copies of the articles of incorporation and bylaws of Adams, as amended to date, have been furnished to EQBK. Adams does not own or control any Affiliate or Subsidiary, other than the Bank. The nature of the business of Adams and its activities do not require it to be qualified to do business in any jurisdiction, except where the failure to obtain such qualification would not have a Material Adverse Change on Adams. Adams has no equity interest, direct or indirect, in any other bank or corporation or in any partnership, joint venture or other business enterprise or entity, other than the Bank or as acquired through settlement of indebtedness, foreclosure, the exercise of creditors’ remedies or in a fiduciary capacity, and the business carried on by Adams has not been conducted through any other direct or indirect Subsidiary or Affiliate of Adams other than the Bank.

(b) The Bank is a Missouri state bank, duly organized and validly existing under the Laws of the State of Missouri and in good standing under all Laws of the State of Missouri. The Bank has the corporate power and authority (including all licenses, franchises, permits and other governmental authorizations as are legally required) to carry on its business as now being conducted, to own, lease and operate its properties and assets as now owned, leased or operated and to enter into and to carry on the business and activities now conducted by it. True and complete copies of the articles of incorporation and bylaws of the Bank, as amended to date, have been furnished to EQBK. The Bank is an insured depository institution as defined in the FDIA. Except as set forth on Adams Confidential Schedule 3.01(b), the Bank does not own or control any Affiliate or Subsidiary. The nature of the business of the Bank does not require it to be qualified to do business in any jurisdiction, except where the failure to obtain such qualification would not have a Material Adverse Change on the Bank. The Bank has no equity interest, direct or indirect, in any other bank or corporation or in any partnership, joint venture or other business enterprise or entity, except as acquired through settlement of indebtedness, foreclosure, the exercise of creditors’ remedies or in a fiduciary capacity, and the business carried on by the Bank has not been conducted through any other direct or indirect Subsidiary or Affiliate of the Bank.

Section 3.02 Authority; Execution and Delivery. Adams has the corporate power and authority to execute and deliver this Agreement and to consummate the transactions contemplated herein. Adams has taken all action necessary to authorize the execution, delivery and (provided the required regulatory and shareholder approvals are subsequently obtained) performance of this Agreement and the other agreements and documents contemplated hereby to which it is a party. This Agreement has been, and the other agreements and documents contemplated hereby, have been or at Closing will be, duly executed by Adams, and each constitutes the legal, valid and binding obligation of Adams (assuming due authorization, execution and delivery by each other party hereto or thereto), enforceable in accordance with its respective terms and conditions, except as enforceability may be limited by the Bankruptcy Exception.

Section 3.03 Capitalization.

(a) The entire authorized capital stock of Adams consists solely of 10,000,000 shares of Adams Stock. As of the date hereof, 718,287 shares are issued and outstanding and 81,713 shares are held as treasury stock. Except as set forth on Adams Confidential Schedule 3.03(a), there are no (i) outstanding equity securities of any kind or character or (ii) outstanding subscriptions, options, convertible securities, rights, warrants, calls or other agreements or commitments of any kind issued or granted by, or binding upon, Adams to purchase or otherwise acquire any security of or equity interest in Adams, obligating Adams to issue any shares of, restricting the transfer of or otherwise relating to shares of its capital stock of any class. All of the issued and outstanding shares of Adams Stock have been duly authorized, validly issued and are fully paid and nonassessable, and have not been issued in violation of the preemptive rights of any Person. Such shares of Adams Stock have been issued in compliance with the securities Laws of the United States and the states in which such shares of Adams Stock were issued. There are no restrictions applicable to the payment of dividends on the shares of Adams Stock except pursuant to Law, and all dividends declared before the date of this Agreement have been paid.

(b) The entire authorized capital stock of the Bank consists solely of 800,000 shares of common stock, par value $5.00 per share, of the Bank (“Bank Stock”). As of the date hereof, 800,000 shares are issued and outstanding and no shares are held as treasury stock. There are no (i) outstanding equity securities of any kind or character or (ii) outstanding subscriptions, options, convertible securities, rights, warrants, calls or other agreements or commitments of any kind issued or granted by, or binding upon, the Bank to purchase or otherwise acquire any security of or equity interest in the Bank, obligating the Bank to issue any shares of, restricting the transfer of or otherwise relating to shares of its capital stock of any class. All of the issued and outstanding shares of Bank Stock have been duly authorized, validly issued and are fully paid and nonassessable, and have not been issued in violation of the preemptive rights of any person. Such shares of Bank Stock have been issued in compliance with the securities Laws of the United States and the State of

Missouri. There are no restrictions applicable to the payment of dividends on the shares of Bank Stock except pursuant to Law, and all dividends declared before the date of this Agreement have been paid.

(c) Except as set forth on Adams Confidential Schedule 3.03(c), Adams owns, directly or indirectly, all the issued and outstanding shares of capital stock or other equity ownership interests of each of its Subsidiaries, free and clear of any Liens whatsoever, and all such shares or equity ownership interests are duly authorized and validly issued and are fully paid, nonassessable and free of preemptive rights, with no personal liability attaching to the ownership thereof. No Subsidiary of Adams has or is bound by any outstanding subscriptions, options, warrants, calls, rights, commitments or agreements of any character calling for the purchase or issuance of any shares of capital stock or any other equity security of such Subsidiary or any securities representing the right to purchase or otherwise receive any shares of capital stock or any other equity security of such Subsidiary.

Section 3.04 Compliance with Laws, Permits and Instruments.

(a) Adams and each of its Subsidiaries have in all material respects performed and abided by all obligations required to be performed by it to the date hereof, and have complied in all material respects with, and is in material compliance with, and is not in default (and with the giving of notice or the passage of time will not be in default) under, or in violation of, (i) any provision of the articles of incorporation of Adams or any of its Subsidiaries, the bylaws or other governing documents of Adams or any of its Subsidiaries (collectively, the “Adams Constituent Documents”), (ii) any provision of any mortgage, indenture, lease, contract, agreement or other instrument applicable to Adams, its Subsidiaries or their respective assets, operations, properties or businesses, or (iii) any Law or Order of any Governmental Entity applicable to Adams or any of its Subsidiaries or their respective assets, operations, properties or businesses, except in the case of clauses (ii) and (iii), where any such noncompliance, default or violation, in the aggregate, would not have a Material Adverse Change on Adams or any Subsidiary of Adams.

(b) Except as set forth on Adams Confidential Schedule 3.04(b), the execution, delivery and performance of this Agreement (provided the required regulatory and shareholder approvals are subsequently obtained) and the other agreements contemplated hereby, and the completion of the transactions contemplated hereby and thereby will not conflict in any material respect with, or result, by itself or with the giving of notice or the passage of time, in any material violation of or default or loss of a benefit under, (i) the Adams Constituent Documents, (ii) any material provision of any mortgage, indenture, lease, contract, agreement or other instrument applicable to Adams or any of its Subsidiaries or their respective assets, operations, properties or businesses or (iii) any material Order or Law applicable to Adams or any of its Subsidiaries or their respective assets, operations, properties or businesses.

(c) None of the representations and warranties in this Section 3.04 shall be deemed to relate to environmental matters (which are governed by Section 3.19), employee benefit plans and obligations to employees (which are governed by Sections 3.28 and 3.29), Tax and Tax Return matters (which are governed by Sections 3.12 and 5.18), fiduciary responsibilities (which are governed by Section 3.24) or any of the specific Laws or statutes covered by Sections 3.32 through 3.36.

Section 3.05 Financial Statements.

(a) Adams has furnished to EQBK true and complete copies of:

(i) the unaudited consolidated balance sheets of Adams as of December 31, 2014, 2015 and 2016, the unaudited consolidated statements of income, comprehensive income, changes in shareholders’ equity and cash flows of Adams for the years ended December 31, 2014, 2015 and 2016, and the unaudited consolidated balance sheet of Adams as of September 30, 2017, the unaudited consolidated statements of income and changes in shareholders’ equity of Adams for the nine-month period ended September 30, 2017; and

(ii) the unaudited balance sheets of the Bank as of December 31, 2014, 2015 and 2016, the unaudited statements of income, comprehensive income, changes in shareholders’ equity and cash flows of the Bank for the years ended December 31, 2014, 2015 and 2016, and the unaudited balance sheet of the Bank as of September 30, 2017, and the unaudited statements of income and changes in shareholders’ equity of the Bank for the nine-month period ended September 30, 2017 (collectively, such financial statements listed in Section 3.05(a)(i) and (ii) the “Adams Financial Statements”).

(b) The Adams Financial Statements (including the related notes) complied as to form, as of their respective dates, in all material respects with applicable accounting requirements, have been prepared according to generally accepted accounting principles of the United States (“GAAP”) applied on a consistent basis during the periods and at the dates involved (except as may be indicated in the notes thereto), fairly present, in all material respects, the consolidated financial condition of Adams and the Bank at the dates thereof and the consolidated results of operations and cash flows for the periods then ended (subject, in the case of unaudited statements, to notes and normal year-end adjustments that were not material in amount or effect), and the accounting records underlying the Adams Financial Statements accurately and fairly reflect in all material respects the transactions of Adams. The Adams Financial Statements do not contain any items of extraordinary or nonrecurring income or any other income not earned in the ordinary course of business except as expressly specified therein.

(c) Adams has furnished EQBK true and complete copies of the Reports of Condition and Income as of September 30, 2017 and for the years ended December 31, 2014, 2015 and 2016 (the “Call Reports”), for the Bank. The Call Reports fairly present, in all material respects, the financial position of the Bank and the results of its operations at the date and for the period indicated in that Call Report in conformity with the instructions to the Call Report. The Call Reports do not contain any items of special or nonrecurring income or any other income not earned in the ordinary course of business except as expressly specified therein. The Bank has calculated its allowance for loan losses in accordance with GAAP as applied to banking institutions and in accordance with all applicable rules and regulations. The allowance for loan losses account for the Bank is, and as of the Closing Date will be, adequate in all material respects to provide for all losses, net of recoveries relating to loans previously charged off, on all outstanding loans of the Bank; provided, however, that no representation or warranty is made as to the sufficiency of collateral securing or the collectability of such loans.

(d) Neither Adams nor any of its Subsidiaries is a party to, or has any commitment to become a party to, any joint venture, off-balance sheet partnership or any similar contract or arrangement (including any contract or arrangement relating to any transaction or relationship between or among Adams and any of its Subsidiaries, on the one hand, and any unconsolidated Affiliate, including any structured finance, special purpose or limited purpose entity or Person, on the other hand, or any “off-balance sheet arrangement”), where the result, purpose or intended effect of such contract or arrangement is to avoid disclosure of any material transaction involving, or material liabilities of, Adams or any of its Subsidiaries in Adams’s or such Subsidiary’s financial statements.

Section 3.06 Undisclosed Liabilities. Except for (a) liabilities and obligations incurred in the ordinary course of business, (b) liabilities and obligations disclosed in accordance with GAAP in the appropriate Call Reports or liabilities and obligations disclosed in accordance with GAAP in the appropriate Adams Financial Statements (and on or prior to the Closing, disclosed in accordance with GAAP in the appropriate Adams Financial Statements), and (c) liabilities and obligations incurred in connection with the Merger or otherwise as contemplated by this Agreement, neither Adams nor any of its Subsidiaries has incurred any liabilities or obligations (whether absolute, accrued, contingent or otherwise and whether due or to become due) and there is no basis for any Proceeding, Order or claim that could give rise to any liability or obligation, whether or not the same would have been required to be reflected or reserved against in the Adams Financial Statements if it had existed on or before the date of the latest balance sheet contained therein.

Section 3.07 Litigation.

(a) Except as set forth on Adams Confidential Schedule 3.07, neither Adams nor any of its Subsidiaries is a party to any, and there are no pending or, to the Knowledge of Adams, threatened, Proceeding against

Adams or any of its Subsidiaries, nor to the Knowledge of Adams, is there any basis for any proceeding, claim or any action against Adams or any of its Subsidiaries. There is no Order imposed upon Adams or any of its Subsidiaries or the assets or Property of Adams or any of its Subsidiaries that has resulted in, or is reasonably likely to result in, a Material Adverse Change as to Adams or any of its Subsidiaries.

(b) Except as set forth in Adams Confidential Schedule 3.07, the amounts in controversy in each matter described on Adams Confidential Schedule 3.07, and the costs and expenses of defense thereof (including attorneys’ fees) are fully covered by insurance, subject to the deductible set forth on Adams Confidential Schedule 3.07 with respect to each matter and subject to the policy limits set forth on Adams Confidential Schedule 3.07.

(c) No Proceeding is pending or, to the Knowledge of Adams, threatened against Adams or any of its Subsidiaries that questions or might question the validity of this Agreement or the agreements contemplated hereby or any actions taken or to be taken by Adams or any of its Subsidiaries pursuant hereto or thereto or seeks to enjoin or otherwise restrain the transactions contemplated hereby or thereby.

Section 3.08 Consents and Approvals. The Adams Board (at a meeting duly called and held or by unanimous consent) has resolved to recommend approval and adoption of this Agreement by its shareholders (the “Adams Recommendation”). Except as set forth on Adams Confidential Schedule 3.08, no approval, consent, Order or authorization of, or registration, declaration or filing with, any Governmental Entity or other third party is required on the part of Adams or any of its Subsidiaries in connection with the execution, delivery or performance of this Agreement or the agreements contemplated hereby, or the completion by Adams or any of its Subsidiaries of the transactions contemplated hereby or thereby.

Section 3.09 Title to Assets. Adams Confidential Schedule 3.09 identifies all real property, other than foreclosed Other Real Estate Owned Property (“OREO Property”) that, as of the date of this Agreement is (i) owned by Adams or any of its Subsidiaries (“Owned Real Property”), or (ii) leased pursuant to which Adams or any of its Subsidiaries is a party, either as a lessor or lessee (“Leased Real Property”). Adams or any of its Subsidiaries (a) has good and marketable title to all its Owned Real Property; (b) holds valid and enforceable leases for all its Leased Real Property; (c) owns all of its personal property reflected on the Adams Financial Statements; and (d) holds valid and enforceable leases for all leased personal property used by Adams or any of its Subsidiaries, in each case free and clear of all mortgages and all other Liens, except for such minor imperfections of title, if any, as do not materially detract from the value of or interfere with the present use of the property affected thereby, or which, individually or in the aggregate, would not have a Material Adverse Change on Adams.

Section 3.10 Absence of Certain Changes or Events. Except as set forth on Adams Confidential Schedule 3.10, since September 30, 2017 Adams and each of its Subsidiaries has conducted its business only in the ordinary course and has not:

(a) other than as set forth in or contemplated by this Agreement, incurred any material obligation or liability, absolute, accrued, contingent or otherwise, whether due or to become due, except deposits taken and federal funds purchased and current liabilities for trade or business obligations, other than in the ordinary course of business and consistent with past practices and safe and sound banking practices;

(b) discharged or satisfied any material Lien or paid any material obligation or liability, whether absolute or contingent, due or to become due, other than in the ordinary course of business and consistent with past practices and safe and sound banking practices;

(c) increased the shares of Adams Stock or Bank Stock outstanding or its surplus (as calculated in accordance with the instructions to the Call Report), or declared or made any payment of dividends or other distribution to its shareholders, or purchased, retired or redeemed, or obligated itself to purchase, retire or redeem, any of its shares of capital stock or other securities;

(d) issued, reserved for issuance, granted, sold or authorized the issuance of any shares of its capital stock or other securities or subscriptions, options, warrants, calls, rights or commitments of any kind relating to the issuance thereto;

(e) acquired any capital stock or other equity securities or acquired any ownership interest in any bank, corporation, partnership or other entity (except (i) through settlement of indebtedness, foreclosure, or the exercise of creditors’ remedies or (ii) in a fiduciary capacity, the ownership of which does not expose it to any liability from the business, operations or liabilities of such Person);

(f) mortgaged, pledged or subjected to Lien any of its material property, business or assets, tangible or intangible, except (i) Permitted Encumbrances, (ii) pledges of assets to secure public fund deposits, and (iii) those assets and properties disposed of for fair value since the applicable dates of the Adams Financial Statements or the Call Reports;

(g) sold, transferred, leased to others or otherwise disposed of any of its material assets (except for assets disposed of for fair value) or canceled or compromised any material debt or claim, or waived or released any material right or claim, other than in the ordinary course of business and consistent with past business practices and prudent banking practices;

(h) terminated, canceled or surrendered, or received any written notice of or threat of termination or cancellation of any contract, lease or other agreement or suffered any damage, destruction or loss which, individually or in the aggregate, may reasonably be expected to constitute a Material Adverse Change on Adams;

(i) disposed of, permitted to lapse, transferred or granted any rights under, or entered into any settlement regarding the breach or infringement of, any material license or Proprietary Right or modified any existing rights with respect thereto;

(j) made any change in the rate of compensation, commission, bonus, vesting or other direct or indirect remuneration payable, or paid or agreed or orally promised to pay any bonus, extra compensation, pension or severance or vacation pay, to or for the benefit of any of its shareholders, directors, officers, employees or agents, other than as provided in any written agreement or normal annual salary increases consistent with past practice that will not exceed 3%, in the aggregate, of the total salaries of such Persons, or entered into any employment or consulting contract or other agreement with any director, officer or employee or adopted, amended in any material respect or terminated any pension, employee welfare, retirement, stock purchase, stock option, stock appreciation rights, termination, severance, income protection, golden parachute, savings or profit- sharing plan (including trust agreements and insurance contracts embodying such plans), any deferred compensation, or collective bargaining agreement, any group insurance contract or any other incentive, welfare or employee benefit plan or agreement maintained by it for the benefit of its directors, employees or former employees, except to the extent required by Law or as contemplated by this Agreement;

(k) except for improvements or betterments relating to Properties, made any capital expenditures or capital additions or betterments in excess of an aggregate of $25,000;

(l) instituted, had instituted against it, settled or agreed to settle any litigation, action or Proceeding prior to any court or governmental body relating to its property other than routine collection suits instituted by it to collect amounts owed or suits in which the amount in controversy is less than $10,000;

(m) except for the transactions contemplated by this Agreement or as otherwise permitted hereunder, entered into any transaction, or entered into, modified or amended any Contract or commitment, other than in the ordinary course of business and consistent with past business practices and prudent banking practices;

(n) entered into or given any promise, assurance or guarantee of the payment, discharge or fulfillment of any undertaking or promise made by any Person, other than in the ordinary course of business and consistent with past business practices and prudent banking practices;

(o) sold, or disposed of, or otherwise divested itself of the ownership, possession, custody or control, of any corporate books or records of any nature that, in accordance with sound business practice, normally are retained for a period of time after their use, creation or receipt, except at the end of the normal retention period;

(p) made any, or acquiesced with any, change in any accounting methods, principles or practices except as required by GAAP or to the extent required by Law;

(q) sold (provided, however, that payment at maturity is not deemed a sale) or purchased any investment securities in an aggregate amount of $500,000 or more, other than purchases of obligations of the U.S. Treasury (or any agency thereof) with a duration of four (4) years or less and an AA rating by at least one nationally recognized ratings agency;

(r) made, renewed, extended the maturity of, or altered any of the terms of any loan to any single borrower and his related interests in excess of the principal amount of $500,000; for the avoidance of doubt, this Section 3.10(r) shall not prohibit any loan or require Adams or any Subsidiary thereof to obtain the consent of EQBK in order to make any loan, and any loans made in excess of the principal amount of $500,000 between the date of this Agreement and the Closing Date and any such loans will be set forth on Adams’s supplemental disclosure schedules provided to EQBK pursuant to Section 5.19;

(s) renewed, extended the maturity of, or altered any of the terms of any loan classified by Adams as “special mention,” “substandard,” or “impaired” or other words of similar import; or

(t) entered into any agreement or made any commitment whether in writing or otherwise to take any of the types of action described in subsections (a) through (r) above.

Section 3.11 Leases, Contracts and Agreements.

(a) Adams Confidential Schedule 3.11(a) sets forth a complete listing, as of September 30, 2017, of all contracts to which Adams or any of its Subsidiaries is a party (collectively, the “Listed Contracts”) that:

(i) relate to real property used by Adams or any of its Subsidiaries in its operations (such contracts being referred to herein as the “Leases”);

(ii) relate in any way to the assets or operations of Adams or any of its Subsidiaries and involves payments to or by Adams or any of its Subsidiaries of at least $10,000 per year;

(iii) contain any right of first refusal or option to purchase in favor of a third party;

(iv) limits the ability of Adams or any of its Subsidiaries to compete in any line of business or with any Person or in any geographic area or that upon consummation of the Merger will restrict the ability of EQBK or any of its Affiliates to engage in any line of business in which a bank holding company may lawfully engage;

(v) obligates Adams or its Subsidiaries (or, following the consummation of the transactions contemplated hereby, EQBK and its Subsidiaries) to conduct business with any third party on an exclusive or preferential basis, or that grants any Person other than Adams or any of its Subsidiaries “most favored nation” status or similar rights;

(vi) relates to a joint venture, partnership, limited liability company agreement or other similar agreement or arrangement, or to the formation, creation or operation, management or control of any partnership or joint venture with any third parties;

(vii) relates to indebtedness for borrowed money of Adams or any of its Subsidiaries;

(viii) provides for potential indemnification payments by Adams or any of its Subsidiaries or the potential obligation of Adams or any of its Subsidiaries to repurchase loans;

(ix) provides any rights to investors in Adams, including registration, preemptive or antidilution rights or rights to designate members of or observers to Adams’s or any of its Subsidiaries’ Board of Directors;

(x) is a data processing/technology contracts, software programming or licensing contract;

(xi) requires a consent to, waiver of or otherwise contains a provision relating to a “change of control,” or that would or would reasonably be expected to prevent, delay or impair the consummation of the transactions contemplated by this Agreement;

(xii) limits the payment of dividends by the Bank or any other Subsidiary of Adams; or

(xiii) was otherwise not entered into in the ordinary course of business or that is material to Adams or any of its Subsidiaries or its financial condition or results of operations.

(b) For the purposes of this Agreement, the term “Listed Contracts” does not include (i) loans made by, (ii) unfunded loan commitments made by, (iii) letters of credit issued by, (iv) loan participations of, (v) Federal funds sold or purchased by, (vi) repurchase agreements made by, (vii) bankers acceptances of, or (viii) deposit liabilities of, Adams or the Bank.

(c) No participations or loans have been sold by Adams or any Subsidiary thereof that have buy back, recourse or guaranty provisions that create contingent or direct liability to Adams or any of its Subsidiaries. All of the Listed Contracts are legal, valid and binding obligations of the parties to the contracts enforceable according to their terms subject to the Bankruptcy Exception.

(d) True and correct copies of all Listed Contracts, and all amendments thereto, have been furnished to EQBK.

(e) All rent and other payments by Adams and each of its Subsidiaries under the Listed Contracts are current, there are no existing material defaults by Adams or any of its Subsidiaries under the Listed Contracts and, to the Knowledge of Adams, no termination, condition or other event has occurred that (whether with or without notice, lapse of time or the happening or occurrence of any other event) would constitute a default thereunder.

(f) Except as set forth on Adams Confidential Schedule 3.11(f), since September 30, 2017, neither Adams nor any of its Subsidiaries has entered into any contracts of the type described under Sections 3.11(a)(i) – (xiii).

Section 3.12 Taxes.

(a) Adams and each of its Subsidiaries have duly and timely filed all Tax Returns that they were required to file under applicable Laws with the appropriate Governmental Entity. All such Tax Returns were correct and complete in all respects and have been prepared in compliance with all applicable Laws and all Taxes due and owing by Adams and each of its Subsidiaries (whether or not shown on any Tax Return) have been timely and properly paid. Neither Adams nor any of its Subsidiaries is currently the beneficiary of any extension of time within which to file any Tax Return. Since January 1, 2012, no claim has been made by an authority in a jurisdiction where Adams or any of its Subsidiaries does not file Tax Returns that it is or may be subject to taxation by that jurisdiction. Other than Permitted Encumbrances, there are no Liens for Taxes upon any of the assets of Adams or any of its Subsidiaries.

(b) Adams and each of its Subsidiaries have collected or withheld and duly paid to the appropriate Governmental Entity all Taxes required to have been collected or withheld and so paid in connection with amounts paid or owing to any employee, independent contractor, creditor, shareholder or other third party.

(c) There is no pending Proceeding, audit, assessment, dispute or claim concerning any Tax liability of Adams or any of its Subsidiaries either (i) claimed or raised by any Governmental Entity in writing or (ii) as to which Adams or any of its Subsidiaries has Knowledge based upon personal contact with any agent of such authority. To the Knowledge of Adams, no taxing authority has threatened to assess additional Taxes for any period for which Tax Returns have been filed.

(d) True and complete copies of the federal, state and local income Tax Returns of Adams and each of its Subsidiaries, as filed with the taxing authority for the years ended December 31, 2014, 2015, and 2016 have been furnished to EQBK. Neither Adams nor any of its Subsidiaries have waived any statute of limitations in respect of Taxes or agreed to any extension of time with respect to a Tax assessment or deficiency, which waiver or extension remains in effect.

(e) Neither Adams nor any of its Subsidiaries have been a United States real property holding corporation within the meaning of Section 897(c)(2) of the Code during the applicable period specified in Section 897(c)(l)(A)(ii) of the Code.

(f) Neither Adams nor any of its Subsidiaries is a party to or bound by any tax allocation or sharing agreement, other than those to which only Adams and the Bank are parties.

(g) Neither Adams nor any of its Subsidiaries have (i) been a member of any group filing a consolidated federal income tax return (other than a group the common parent of which was Adams) nor (ii) any liability for the Taxes of any Person other than Adams and its Subsidiaries under Treasury Regulation Section 1.1502-6 (or any similar provision of state, local, or foreign Law), or as a transferee or successor, by contract or under Law.

(h) Neither Adams nor any of its Subsidiaries has participated in any reportable transaction within the meaning of the Code Section 6707A or Treasury Regulation Section 1.6011-4(b)(1) or a transaction that is substantially similar to a listed transaction as defined under Code Sections 6011, 6111 and 6112.

(i) Neither Adams nor any of its Subsidiaries has been required to disclose on its federal income Tax Returns any position that could give rise to a substantial understatement of federal income tax within the meaning of Section 6662 of the Code.

(j) With respect to any taxable year (or portion thereof) beginning on or after January 1, 2014 and ending on the Closing Date, neither Adams nor any of its Subsidiaries received or sought a private letter ruling or gain recognition agreement with respect to Taxes.

(k) Neither Adams nor any of its Subsidiaries will be required to include any item of income in, nor will Adams or any of its Subsidiaries be required to exclude any item of deduction from, taxable income for any taxable period (or portion thereof) ending on or after the Closing Date as a result of any: (i) change in Adams’s or any of its Subsidiaries’ method of accounting for a taxable period ending on or prior to the Closing Date under Section 481 of the Code (or any corresponding or similar provision of state, local or foreign income Tax law); (ii) “closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of state, local or foreign income Tax law) executed on or prior to the Closing Date by Adams or any of its Subsidiaries; (iii) intercompany transaction or excess loss account of Adams or any of its Subsidiaries described in the Treasury Regulations under Section 1502 of the Code (or any corresponding or similar provision of state, local or foreign Tax law); (iv) installment sale or open transaction disposition made on or prior to the Closing Date by Adams or any of its Subsidiaries; (v) prepaid amount received on or prior to the Closing Date by Adams or any of its Subsidiaries, or (vi) election under Section 108(i) of the Code.

(l) Neither Adams nor any of its Subsidiaries have distributed stock of another Person or had its stock distributed by another Person, in a transaction that was purported or intended to be governed in whole or in part by Sections 355 or 361 of the Code.

(m) Adams Confidential Schedule 3.12 lists and contains an accurate and complete description as to the United States federal and each state net operating and capital loss carryforwards for Adams and each of its Subsidiaries, that exist as of December 31, 2016, and no such net operating or capital loss carryforwards are subject to limitation under Sections 382, 383 or 384 of the Code or the Treasury Regulations, as of the Closing Date.

(n) Within the past three (3) years, the Internal Revenue Service (the “IRS”) has not challenged the interest deduction on any of Adams’s or any of its Subsidiaries’ debt on the basis that such debt constitutes equity for federal income tax purposes.

(o) The unpaid Taxes of Adams and each of its Subsidiaries (i) did not, as of September 30, 2017, exceed the current liability accruals for Taxes (excluding any reserves for deferred Taxes established to reflect timing differences between book and Tax income) set forth in the Adams Financial Statements as of September 30, 2017 and (ii) do not exceed such current liability accruals for Taxes (excluding reserves for deferred Taxes established to reflect timing differences between book and Tax income) as adjusted for the passage of time through the Closing Date in accordance with the past custom and practice of Adams and its Subsidiaries in filing their respective Tax Returns.

(p) Adams nor any of its Subsidiaries has taken any action or has no Knowledge of any facts or circumstances that could reasonably be expected to prevent or impede the Integrated Mergers, taken together, from being treated as an integrated transaction that qualifies as a “reorganization” within the meaning of Section 368(a)(1)(A) of the Code.

Section 3.13 Insurance. Adams Confidential Schedule 3.13 sets forth an accurate and complete list of all policies of insurance, including fidelity and bond insurance, relating to Adams and each of its Subsidiaries. All such policies are valid, outstanding and enforceable obligations of Adams according to their terms, subject to the Bankruptcy Exception. No written notice has been received by Adams of the cancellation, or threatened or proposed cancellation, of any such policy. Neither Adams nor any of its Subsidiaries is in default with respect to any such policy and has not failed to give any notice or present any claim thereunder in a due and timely fashion. Neither Adams nor any of its Subsidiaries have been refused any insurance with respect to its assets or operations by any insurance carrier to which Adams or any of its Subsidiaries have applied for any such insurance within the last two (2) years. Each property of Adams and each of its Subsidiaries is insured for an amount deemed adequate by Adams’s management, as applicable, against risks customarily insured against. There have been no claims under any fidelity bonds of Adams or any of its Subsidiaries within the last three (3) years.

Section 3.14 No Material Adverse Change. There has not been any Material Adverse Change with regard to or affecting Adams or any of its Subsidiaries since September 30, 2017, nor, has any event or condition occurred that has resulted, or is reasonably likely to result, in a Material Adverse Change on Adams or any of its Subsidiaries or that could materially affect Adams’s or any of its Subsidiaries’ ability to perform the transactions contemplated by this Agreement or the other agreements contemplated hereby.

Section 3.15 Proprietary Rights. Except as set forth on Adams Confidential Schedule 3.15, neither Adams nor any of its Subsidiaries owns or requires the use of any patent, patent application, patent right, invention, process, trademark (whether registered or unregistered), trademark application, trademark right, trade name, service name, service mark, copyright or any trade secret (“Proprietary Rights”) for its business or operations. To the Knowledge of Adams, neither Adams nor any of its Subsidiaries is infringing upon or otherwise acting adversely to, and have not infringed upon or otherwise acted adversely to, any Proprietary Right owned by any other Person or Persons. There is no claim or action by any such Person pending, or to Adams’s Knowledge, threatened, with respect thereto. To the Knowledge of Adams, no third party has ever gained unauthorized access to any information technology networks controlled by and material to the operation of the business of Adams and its Subsidiaries.

Section 3.16 Transactions with Certain Persons and Entities. Except as set forth on Adams Confidential Schedule 3.16 and excluding deposit liabilities, there are no outstanding amounts payable to or receivable from, or advances by Adams or any of its Subsidiaries to, and neither Adams nor any of its Subsidiaries is otherwise a creditor to, any director or executive officer of Adams or any of its Subsidiaries nor is Adams or any of its Subsidiaries a debtor to any such person other than as part of the normal and customary terms of such person’s employment or service as a director of Adams or any of its Subsidiaries. Neither Adams nor any of its Subsidiaries uses any asset owned by any shareholder or any present or former director or executive officer of Adams or any of its Subsidiaries, or any Affiliate thereof, in the operations (other than personal belongings of such executive officers and directors located in Adams’s or any of its Subsidiaries’ premises the removal of which would not have a material effect on Adams), nor do any of such persons own or have the right to use real property that is adjacent to property on which Adams’s or any of its Subsidiaries’ facilities are located. Except as set forth on Adams Confidential Schedule 3.16 and excluding deposit liabilities, neither Adams nor any of its Subsidiaries is a party to any transaction or contract with any director or executive officer of Adams or any of its Subsidiaries.

Section 3.17 Evidences of Indebtedness. All evidences of indebtedness and Leases included in the Financial Statements are the legal, valid and binding obligations of the respective obligors thereof, enforceable in accordance with their respective terms, subject to the Bankruptcy Exception, and are not subject to any known or threatened defenses, offsets or counterclaims that may be asserted against Adams or any of its Subsidiaries or the present holder thereof. The credit files of Adams and the Bank contain all material information (excluding general, local or national industry, economic or similar conditions) known to Adams that is reasonably required to evaluate in accordance with generally prevailing practices in the banking industry the collectability of the loan portfolio of Adams or the Bank (including loans that will be outstanding if any of them advances funds they are obligated to advance). Neither Adams nor the Bank makes any representations or warranties with respect to the current collectability of the loans, the current value of the collateral securing the loans, or the current creditworthiness of any makers, guarantors or obligors thereof. Adams and the Bank have disclosed all of the special mention, substandard, doubtful, loss, nonperforming or problem loans of Adams and the Bank on the internal watch list of Adams or the Bank as of September 30, 2017, a copy of which has been furnished to EQBK. Neither Adams nor any of its Subsidiaries has received written notice of any past or present conditions, events, activities, practices or incidents that may result in a material violation of any Environmental Law with respect to any real property securing any indebtedness reflected as an asset of Adams. With respect to any loan or other evidence of indebtedness all or a portion of which has been sold to or guaranteed by any Governmental Entity, including the Small Business Administration, each of such loans was made in material compliance and conformity with all relevant Laws and procedures such that such Governmental Entity’s guaranty of such loan is effective during the term of such loan in all material respects.

Section 3.18 Condition of Assets. The Owned Real Property and the regularly used personal property that is owned by Adams or the Bank has been reasonably maintained and is in good and serviceable condition, ordinary wear and tear excepted.

Section 3.19 Environmental Compliance.

(a) Adams and each of its Subsidiaries, operations and Properties are in material compliance with all Environmental Laws. Adams is not aware of, nor has Adams or any of its Subsidiaries received written notice of any past, present, or future conditions, events, activities, practices or incidents that may interfere with or prevent the material compliance of Adams or any of its Subsidiaries with all Environmental Laws.

(b) Adams and each of its Subsidiaries have obtained all material permits, licenses and authorizations that are required by it under all Environmental Laws, all such permits are in full force and effect, there exists no basis for revocation or suspension of the permits, and the permits will not be affected by the transactions contemplated herein.

(c) To the Knowledge of Adams, no Hazardous Materials exist on, about or within any of the Properties, nor has any Hazardous Materials previously existed on, under, about or within or have been used, generated, stored, or transported from any of the Properties in violation of Environmental Laws. The use that Adams and each of its Subsidiaries makes of the Properties will not result in the use, generation, storage, transportation or accumulation of any Hazardous Material on, in or from any of the Properties in violation of Environmental Laws.

(d) There is no Proceeding by any Governmental Entity pending or, to Adams’s Knowledge, threatened against Adams, any of its Subsidiaries or, to Adams’s Knowledge, pending or threatened against any other Person in connection with any Property, arising in any way under any Environmental Law. To the Knowledge of Adams, neither Adams nor any of its Subsidiaries have any liability for remedial action under any Environmental Law. Neither Adams nor any of its Subsidiaries received any written request for information by any Governmental Entity with respect to the condition, use or operation of any of the Properties, nor has Adams or any of its Subsidiaries received any written notice from any Governmental Entity or other Person with respect to any violation of or claimed or potential liability under any Environmental Law.

(e) To the Knowledge of Adams, no Hazardous Materials have been disposed of on, or released to, or from, any of the Properties by Adams, and, to Adams’s Knowledge, no Hazardous Materials are present in or on the soil, sediments, surface water or ground water on, under, or migrating from any of the Properties in concentrations that would give rise to an obligation to conduct a remedial action pursuant to Environmental Laws.

(f) To the Knowledge of Adams, none of the following exists at any property or facility owned or operated by Adams or any of its Subsidiaries: (i) under or above-ground storage tanks, (ii) friable asbestos-containing material in damaged condition, (iii) materials or equipment containing polychlorinated biphenyls which are in damaged condition and causing releases to the environment, or (iv) landfills, surface impoundments, or disposal areas for Hazardous Materials.

(g) None of the Properties currently owned or operated by Adams or any of its Subsidiaries is encumbered by a Lien arising or imposed under any Environmental Law.

(h) The transactions contemplated by this Agreement will not result in any liabilities for site investigation or cleanup imposed by any Governmental Entity pursuant to Environmental Laws, or required the consent of any Person, pursuant to any of the so-called “transaction triggered” or “responsible property transfer” Environmental Laws.

(i) Neither Adams nor any of its Subsidiaries, either expressly or by operation of Law, has assumed or undertaken any Hazardous Materials-related obligation for investigation, remedial action, or ongoing monitoring of any other Person under any Environmental Law.

(j) Adams has furnished to EQBK copies of reports in its possession discussing the environmental condition of any Property and any violations of Environmental Law relating to any Property.

Section 3.20 Regulatory Compliance. All reports, records, registrations, statements, notices and other documents or information required to be filed by Adams and any of its Subsidiaries with any Regulatory Agency, including the Federal Reserve, FDIC and the Missouri DOF, have been duly and timely filed and all information and data contained in such reports, records or other documents are true, accurate, correct and complete in all material respects. Neither Adams nor any of its Subsidiaries is or has been within the last five (5) years subject to any commitment letter, memorandum of understanding, cease and desist Order, written agreement or other formal or informal administrative action with any such Regulatory Agency. There are no actions or Proceedings pending or, to the Knowledge of Adams, threatened against Adams or any of its Subsidiaries by or before any such Regulatory Agency. Except for normal examinations conducted by bank regulatory agencies in the ordinary course of business, no Regulatory Agency has initiated any Proceeding or, to Adams’s Knowledge, investigation into the business or operations of Adams or any of its Subsidiaries. There is no unresolved violation, criticism or exception by any Regulatory Agency with respect to any report or statement relating to any examinations of Adams or the Bank. As of the date of this Agreement, Adams is “well-capitalized” (as that term is defined in 12 C.F.R. § 225.2(r)) and “well managed” (as that term is defined is 12 C.F.R. § 225.2(s)). As of the date of this Agreement, the Bank is an “eligible depository institution” (as that term is defined in 12 C.F.R. § 303.2(r)). Notwithstanding the foregoing, neither Adams nor the Bank shall be required to take any action under this Agreement that would cause such party to violate 12 C.F.R. §309.6.

Section 3.21 Absence of Certain Business Practices. To the Knowledge of Adams, neither Adams nor any of its Subsidiaries or any officer, employee or agent of Adams any of its Subsidiaries, or any other Person acting on their behalf, has, directly or indirectly, within the past five (5) years, given or agreed to give any gift or similar benefit to any customer, supplier, governmental employee or other Person who is or may be in a position to help or hinder the business of Adams any of its Subsidiaries (or assist Adams any of its Subsidiaries in connection with any actual or proposed transaction) that (a) would subject Adams or any of its Subsidiaries to any damage or penalty in any Proceeding, (b) if not given in the past, would have resulted in a Material Adverse Change, or (c) if not continued in the future would result in a Material Adverse Change or would subject Adams any of its Subsidiaries to suit or penalty in any private or governmental litigation or Proceeding.

Section 3.22 Books and Records. The minute books, stock certificate books and stock transfer ledgers of Adams and each of its Subsidiaries (a) have been maintained in accordance with sound business practices and applicable regulations, (b) are complete and correct in all material respects, (c) the transactions entered therein represent bona fide transactions, and (d) do not fail to reflect any material transactions involving the business of Adams or any of its Subsidiaries that properly should have been set forth therein and that have not been accurately so set forth.

Section 3.23 Forms of Instruments, Etc. Adams has made, and will make, available to EQBK copies of all standard forms of notes, mortgages, deeds of trust and other routine documents of a like nature used on a regular and recurring basis by Adams and its Subsidiaries in the ordinary course of its business.

Section 3.24 Fiduciary Responsibilities. Adams and each of its Subsidiaries have performed in all material respects all of its duties as a trustee, custodian, guardian or as an escrow agent in a manner that complies in all material respects with all applicable Laws.

Section 3.25 Guaranties. Except for items in the process of collection in the ordinary course of business and according to prudent business practices and in compliance with applicable Law, neither Adams nor any of its Subsidiaries have guaranteed the obligations or liabilities of any other Person.

Section 3.26 Voting Trust, Voting Agreements or Shareholders’ Agreements. Except as set forth on Adams Confidential Schedule 3.26, there is no existing voting trust, voting agreement or shareholders’ agreement relating to a right of first refusal with respect to the purchase, sale or voting of any shares of Adams Stock.

Section 3.27 Employee Relationships. Adams and each of its Subsidiaries have complied in all material respects with all Laws relating to its relationships with their employees, and Adams believes that the relationships between Adams’s and each of its Subsidiaries’ employees are good. Except as set forth on Adams Confidential Schedule 3.27, to the Knowledge of Adams, no executive officer or manager of any of the operations of Adams or any of its Subsidiaries or of any group of employees of Adams or any of its Subsidiaries have any present plans to terminate their employment with Adams or any of its Subsidiaries. Adams is not a party to any oral or written contracts or agreements granting benefits or rights to employees or any collective bargaining agreement or to any conciliation agreement with the Department of Labor, the Equal Employment Opportunity Commission or any federal, state or local agency that requires equal employment opportunities or affirmative action in employment. There are no unfair labor practice complaints pending against Adams or any of its Subsidiaries before the National Labor Relations Board and no similar claims pending before any similar state or local or foreign agency. To the Knowledge of Adams, there is no activity or proceeding of any labor organization (or representative thereof) or employee group to organize any employees of Adams or any of its Subsidiaries, nor of any strikes, slowdowns, work stoppages, lockouts or threats thereof, by or with respect to any such employees. Adams and each of its Subsidiaries is in compliance in all material respects with all applicable Laws respecting employment and employment practices, terms and conditions of employment and wages and hours, and neither Adams nor any of its Subsidiaries is engaged in any unfair labor practice.

Section 3.28 Employee Benefit Plans.

(a) Set forth on Adams Confidential Schedules 3.28(a) is a complete and accurate list of all “employee benefit plans” (as defined in the Employee Retirement Income Security Act of 1974, as amended (“ERISA”) (whether or not such plan is subject to ERISA), all multiple employer and “multiemployer plans” (as defined in the Code or ERISA), all specified material fringe benefit plans as defined in Code § 6039D, and all other bonus, incentive, compensation, deferred compensation, profit sharing, stock option, phantom stock, stock appreciation right, stock bonus, stock purchase, employee stock ownership, savings, severance, supplemental unemployment, layoff, salary continuation, retirement, pension, health, life insurance, disability, group insurance, vacation, holiday, sick leave, fringe benefit or welfare plan or any other similar plan, agreement, policy or understanding (qualified or nonqualified, funded or unfunded, currently effective or terminated), and any trust, escrow or other agreement related thereto, which (i) are sponsored, maintained, administered or contributed to, by Adams or any of its Subsidiaries, or with respect to which Adams or any of its Subsidiaries has, or had, at any time during the last five (5) years any liability, contingent or otherwise, and (ii) provide benefits, or describe policies or procedures applicable to, or for the welfare of, any current of former officer, director, independent contractor, employee, or service provider of Adams or any of its Subsidiaries, or the dependents or spouses of any such person, regardless of whether funded (the “Employee Plans”). True, accurate and complete copies of the documents comprising each Employee Plan, including each award agreement, trust, funding arrangements (including all annuity contracts, insurance contracts, and other funding instruments), the most current determination, opinion or advisory letter issued by the Internal Revenue Service, Form 5500 Annual Reports (including all schedules and attachments) for the three (3) most recent plan years, documents, records, policies, procedures or other materials related thereto, have been furnished to EQBK. No unwritten amendment exists with respect to any written Employee Plan.

(b) Neither Adams nor any of its Subsidiaries has ever maintained, contributed to, had an obligation to contribute to, or incurred any liability with respect to, either (i) a “multiemployer plan” (as defined in the Code or ERISA) or (ii) an employee pension benefit plan (as defined in ERISA) that is or was subject to Title IV of ERISA or Code §412 or Code §430. Neither Adams nor any of its Subsidiaries has ever participated in any union-sponsored multiemployer welfare benefit fund maintained pursuant to any “employee welfare benefit plan” (as defined in ERISA). Except as set forth on Adams Confidential Schedule 3.28(b), neither Adams nor any of its Subsidiaries has ever maintained, had an obligation to contribute to or incurred any liability with respect to a voluntary employees beneficiary association that is or was intended to satisfy the requirements of Code §501(c)(9). Each of the Employee Plans is subject only to the Laws of the United States or a political subdivision thereof.

(c) There have been no prohibited transactions (as defined in Code §4975(c)(1)), breaches of fiduciary duty or any other breaches or violations of any Law applicable to the Employee Plans that would directly or indirectly subject Adams, any of its Subsidiaries or any Employee Plan to any taxes, penalties, or other liabilities. Each Employee Plan that is intended to be qualified under Code §401(a) has received a current favorable determination or opinion letter, as applicable. Each such Employee Plan has been operated in compliance in all material respects with applicable Law and its terms, any related trust is exempt from federal income Tax under Code §501(a), and no event has occurred that will or reasonably could result in the loss of such tax exemption or to liability for any Tax under Code § 511. There are no pending claims, lawsuits or actions relating to any Employee Plan (other than ordinary course claims for benefits) and, to Adams’s Knowledge, none are threatened.

(d) No Employee Plan provides medical, surgical, hospitalization or life insurance benefits (whether or not insured) for employees, former employees, partners or any other person for periods extending beyond their retirements or other terminations of service or relationship with Adams or any of its Subsidiaries, other than coverage mandated by Code §4980B of and the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended (“COBRA”) and other similar applicable Law, and neither Adams nor any of its Subsidiaries has made any commitment to provide retiree medical, surgical, hospitalization or life insurance coverage for any current or former employee or partner of Adams or other person (except as required by COBRA and other similar applicable Law). With respect to each Employee Plan that is a group health plan, Adams and its Subsidiaries have complied with (i) the applicable health care continuation and notice provisions of COBRA and the applicable COBRA regulations, (ii) the applicable requirements of the Health Insurance Portability and Accountability Act of 1996 and the regulations thereunder, and (iii) the Patient Protection and Affordable Care Act of 2010, as amended (“PPACA”) and the regulations thereunder, and neither Adams nor any of its Subsidiaries has incurred any liability under Code §4980 or the excise Tax or penalty provisions of PPACA.

(e) The completion of the transactions contemplated by this Agreement will not cause a termination or partial termination, or otherwise accelerate the time of payment, exercise, or vesting, or increase the amount of compensation due to any employee, officer, former employee or former officer of Adams or any of its Subsidiaries except (i) as required by the terms of any Employee Plan provided to EQBK or by applicable Law in connection with a qualified plan or (ii) as contemplated by this Agreement. There are no material surrender charges, penalties, or other costs or fees under an insurance, annuity, or investment contracts or any other similar investment contract that would be imposed by any Person against Adams or any of its Subsidiaries, an Employee Plan, or any other Person, if any insurance, annuity, or investment contract or any other similar investment held by any Employee Plan were liquidated as of the Closing Date.

(f) All contributions to any Employee Plan (including all employer contributions, employee salary reduction contributions and all premiums or other payments (other than claims)) that are due and payable by Adams any of its Subsidiaries on or before the Closing Date have been timely paid to or made with respect to each Employee Plan and, to the extent not presently payable, appropriate reserves have been established for the payment and properly accrued in accordance with GAAP.

(g) No participant, beneficiary or non-participating employee has been denied any benefit due or to become due under any Employee Plan. All obligations required to be performed by Adams and any of its Subsidiaries under any Employee Plan have been performed in all material respects and neither Adams nor any of its Subsidiaries is in default under or in violation of any provision of any Employee Plan. To Adams’s knowledge no event has occurred that would constitute grounds for an enforcement action by any party against Adams, any of its Subsidiaries or any fiduciary of any Employee Plan under part 5 of Title I of ERISA under any Employee Plan.

(h) With respect to each “employee benefit plan” (as defined in ERISA) maintained or contributed to or required to be contributed to, currently or within the last six (6) years, by any corporation or trade or business, the employees of which, together with the employees of Adams or any of its Subsidiaries, are required to be treated as employed by a single employer under any of the rules contained in ERISA or Code §414 (the “Controlled Group Plans”):

(i) All Controlled Group Plans that are “group health plans” (as defined in Code §5000(b)(1) and ERISA §733(a)) have been operated up to the Closing in a manner so as to not subject Adams or any of its Subsidiaries to any liability under Code §4980B, §4980D or §4980H;

(ii) No Controlled Group Plan is a “multiemployer plan” (as defined in the Code or ERISA), an employee pension benefit plan (as defined in ERISA) that is or was subject to Title IV of ERISA or Code §412 or Code §430, or a “multiple employer plan” (as defined in ERISA); and

(iii) Each Controlled Group Plan that provides (or has provided within the past five (5) years) for health, dental, vision, life, disability or similar coverage is fully funded by one or more third-party insurance policies and neither Adams nor any of its Subsidiaries is liable for self-insuring any claims arising under any such Controlled Group Plan.

Each such Controlled Group Plan is included in the listing of Employee Plans on Adams Confidential Schedule 3.28(a).

(i) All Employee Plan documents, annual reports or returns, audited or unaudited financial statements, actuarial valuations, summary annual reports, and summary plan descriptions issued with respect to the Employee Plans are correct, complete, and current in all material respects, have been timely filed or distributed to the extent required by Law.

(j) No Employee Plan holds any stock or other securities of Adams or any of its Subsidiaries or provides the opportunity for the grant, purchase or contribution of any such security.

(k) Adams or any of its Subsidiaries may, at any time amend or terminate any Employee Plan that it sponsors or maintains and may withdraw from any Employee Plan to which it contributes (but does not sponsor or maintain), without obtaining the consent of any third party, other than an insurance company in the case of any benefit underwritten by an insurance company, and without incurring liability except for unpaid premiums or contributions due for the pay period that includes the effective date of such amendment, withdrawal or termination.

(l) Each Employee Plan that is a “nonqualified deferred compensation plan” within the meaning of Code §409A(d)(1) (a “Nonqualified Deferred Compensation Plan”) has, since January 1, 2005, been maintained in good faith operational compliance with Code §409A and each Nonqualified Deferred Compensation Plan is in documentary compliance with Code §409A. Neither Adams nor any of its Subsidiaries is a party to, or otherwise obligated under, any contract, agreement, plan or arrangement that provides for the gross-up of taxes imposed by Code §409A(a)(1)(B). No currently outstanding stock option or other right to acquire Adams Stock or other equity security of Adams or any of its any of its Subsidiaries under any Employee Plan, or the payment of cash based on the value thereof, (A) has, as to any employee of Adams or any of its Subsidiaries, an exercise price that was less than the fair market value of the underlying equity security as of the date such stock option or right was granted, as determined by Adams in good faith and in compliance with the relevant IRS guidance in effect on the date of grant (including, IRS Notice 2005-1 and § 1.409A-1 (b)(5)(iv) of the Treasury Regulations), (B) has any feature for the deferral of compensation other than the deferral of recognition of income until the later of exercise or disposition of such option or right, or (C) has been granted after December 31, 2004, with respect to any class of stock of Adams or any of its Subsidiaries that is not “service recipient stock” (within the meaning of applicable Treasury Regulations under Code §409A).

Section 3.29 Obligations to Employees. All accrued obligations and liabilities of Adams, each of its Subsidiaries and all Employee Plans, for payments to trusts (including grantor trusts) or other funds, to any government agency or authority, or to any present or former director, officer, employee or agent (or his or her heirs, legatees or legal representatives) with respect to any of the matters listed below have been timely paid to the extent required by applicable Law or the terms of such plan, contract program, policy, or other governing instruments: (a) withholding taxes, unemployment compensation or social security benefits; (b) all pension, profit-sharing, savings, stock purchase, stock bonus, stock ownership, stock option, phantom stock and stock appreciation rights plans and agreements; (c) all employment, deferred compensation (whether funded or unfunded), salary continuation, consulting, retirement, early retirement, severance, reimbursement, bonus or collective bargaining plans and agreements; (d) all executive and other incentive compensation plans, programs, or agreements; (e) all group insurance and health contracts, policies and plans; and (f) all other incentive, welfare (including vacation and sick pay), retirement or employee benefit plans or agreements maintained or sponsored, participated in, or contributed to, by Adams or any of its Subsidiaries for its current or former directors, officers, employees and agents. To the extent that payment of any obligation or liability under any of the foregoing is not currently required, adequate actuarial accruals and reserves for such payments have been and are being made by Adams or its Subsidiaries according to GAAP and applicable Law applied on a consistent basis. All obligations and liabilities of Adams and each of its Subsidiaries for all other forms of compensation that are or may be payable to their current or former directors, officers, employees or agents, or pursuant to any Employee Plan, have been and are being paid to the extent required by applicable Law or by the plan or contract, and adequate actuarial accruals and reserves for payment therefor have been and are being made by Adams and each of its Subsidiaries according to GAAP and generally accepted actuarial principles. All accruals and reserves referred to in this Section are correctly and accurately reflected and accounted for in the Adams Financial Statements and the books, statements and records of Adams and each of its Subsidiaries.

Section 3.30 Interest Rate Risk Management Instruments. Neither Adams nor any of its Subsidiaries has any interest rate swaps, caps, floors and option agreements and other interest rate risk management arrangements, whether entered into for the account of Adams or any of its Subsidiaries or for the account of a customer of Adams or any of its Subsidiaries.

Section 3.31 Internal Controls. Adams and each of its Subsidiaries maintains in all material respects accurate books and records reflecting its assets and liabilities and maintains in all material respects adequate internal accounting controls that are designed to provide reasonable assurance that (a) transactions are executed with management’s authorization; (b) transactions are recorded as necessary to permit preparation of the consolidated financial statements of Adams and to maintain accountability for Adams’s and its Subsidiaries’ assets; (c) access to Adams’s and its Subsidiaries’ assets is permitted only in accordance with management’s authorization; (d) the reporting of Adams’s and its Subsidiaries’ assets is compared with existing assets at regular intervals; and (e) extensions of credit and other receivables are recorded accurately. None of Adams’s or any of its Subsidiaries’ systems, controls, data or information are recorded, stored, maintained, operated or otherwise wholly or partly dependent on or held by any means (including any electronic, mechanical or photographic process, whether computerized or not) which (including all means of access thereto and therefrom) are not under the exclusive ownership and direct control of Adams, any of its Subsidiaries or their accountants, except as would not, individually or in the aggregate, reasonably be expected to result in a materially adverse effect on the system of internal accounting controls described in the preceding sentence. Adams has not identified any significant deficiencies or material weaknesses in the design or operation of its internal control over financial reporting. Since December 31, 2016, Adams has not experienced or effected any material change in internal control over financial reporting.

Section 3.32 Community Reinvestment Act. The Bank is in material compliance with the Community Reinvestment Act (the “CRA”) and all regulations issued thereunder, and Adams has furnished to EQBK copies of the Bank’s current CRA Statement and all support papers therefor. The Bank has a rating of not less than “satisfactory” as of its most recent CRA compliance examination and Adams has no Knowledge of any reason why the Bank would not receive a rating of “satisfactory” or better in its next CRA compliance examination or why the FDIC or any other Governmental Entity may seek to restrain, delay or prohibit the transactions contemplated hereby as a result of any act or omission of the Bank under the CRA.

Section 3.33 Fair Housing Act, Home Mortgage Disclosure Act, Real Estate Settlement Procedures Act and Equal Credit Opportunity Act. The Bank is in material compliance with the Fair Housing Act, the Home Mortgage Disclosure Act, the Real Estate Settlement Procedures Act and the Equal Credit Opportunity Act and all regulations issued thereunder. The Bank has not received any written notice of any violation of those acts or any of the regulations issued thereunder, and the Bank has not received any written notice of, nor does Adams have any Knowledge of, any threatened Proceeding with respect to the Bank’s non-compliance with such acts.

Section 3.34 Usury Laws and Other Consumer Compliance Laws. All loans of the Bank have been made in material compliance with all applicable statutes and regulatory requirements at the time of such loan or any renewal thereof, including the Missouri usury statutes as they are interpreted as of the date of this Agreement, Regulation Z issued by the Federal Reserve, the Federal Consumer Credit Protection Act and all statutes and regulations governing the operation of banks chartered under the Laws of the State of Missouri.

Section 3.35 Bank Secrecy Act, Foreign Corrupt Practices Act and U.S.A. Patriot Act. Adams and the Bank are in compliance with the Bank Secrecy Act, the United States Foreign Corrupt Practices Act and the International Money Laundering Abatement and Anti-Terrorist Financing Act, otherwise known as the U.S.A. Patriot Act, and all regulations issued thereunder, and the Bank has properly certified all foreign deposit accounts. The Bank has timely and properly filed and maintained all requisite Currency Transaction Reports and other related forms, including any requisite Custom Reports required by any agency of the United States Treasury Department, including the IRS, and the Bank has timely filed all Suspicious Activity Reports with the Financial Institutions – Financial Crimes Enforcement Network (U.S. Department of the Treasury) required to be filed by it under the Laws referenced in this Section.

Section 3.36 Unfair, Deceptive or Abusive Acts or Practices. Neither Adams nor any of its Subsidiaries has engaged in any unfair, deceptive or abusive acts or practices, as such terms are defined under §1031 of the Dodd-Frank Wall Street Reform and Consumer Protection Act (the “Dodd-Frank Act”). There are no allegations, claims or disputes to which Adams or any of its Subsidiaries is a party that allege, or to the Knowledge of Adams, no Person has threatened to allege, that Adams or any of its Subsidiaries has engaged in any unfair or deceptive acts or practices.

Section 3.37 Securities Not Publicly Traded. No security or interest in Adams or any of its Subsidiaries is, or has been, publicly traded, quoted or traded on any security exchange, over-the-counter market or any interdealer quotation system including the New York Stock Exchange, Inc., The NASDAQ Stock Market LLC, the American Stock Exchange, Inc. or the Over-the-Counter Bulletin Board. Neither Adams nor any of its Subsidiaries has ever filed a registration statement with the Securities and Exchange Commission (“SEC”) under the Securities Act or been required to file, or has voluntarily filed, periodic reports with the SEC pursuant to Section 13 or 15(d) of the Exchange Act. Neither Adams nor any of its Subsidiaries has obtained a CUSIP number for any of its securities. The consummation of the transactions contemplated hereby will not require any notification or filing pursuant to Rule 10b-17 promulgated by the SEC or Rule 6490 promulgated by the Financial Industry Regulatory Authority.

Section 3.38 Proxy Statement/Prospectus. None of the information supplied or to be supplied by Adams or any of its Subsidiaries or any of its directors, officers, employees or agents for inclusion in the Proxy Statement/Prospectus shall, at the date the Proxy Statement/Prospectus is mailed to the shareholders of Adams and, as the Proxy Statement/Prospectus may be amended or supplemented, at the time of the Shareholders’ Meeting, contain any untrue statement of a material fact or omit to state any material fact with respect to Adams or any of its Subsidiaries necessary in order to make the statements therein with respect to Adams and any of its Subsidiaries, in light of the circumstances under which they are made, not misleading or necessary to correct any statement in any earlier communication with respect to the solicitation of any proxy for the Shareholders’ Meeting.

Section 3.39 Agreements Between Adams and its Subsidiaries; Claims. Except as set forth on Adams Confidential Schedule 3.39, there are no written or oral agreements or understandings between Adams and any of its Subsidiaries. All past courses of dealings between Adams and each of its Subsidiaries have been conducted in the ordinary course of business, on arms-length terms consistent with applicable Law and prudent business practices. Adams has no Knowledge of any Claims that Adams has against any of its Subsidiaries or of any facts or circumstances that would give rise to any such Claim.

Section 3.40 Representations Not Misleading. No representation or warranty by Adams contained in this Agreement, nor, to the Knowledge of Adams, any written statement, exhibit or schedule furnished to EQBK by Adams under and pursuant to, or in anticipation of this Agreement, contains or will contain on the Closing Date any untrue statement of a material fact or omits or will omit to state a material fact necessary to make the statements contained herein or therein, in light of the circumstances under which it was or will be made, not misleading and such representations and warranties continue to be true and correct following disclosure to any Governmental Entity having jurisdiction over Adams or its properties of the facts and circumstances upon which they were based.

Section 3.41 State Takeover Laws. The Adams Board has approved this Agreement and the transactions contemplated hereby as required to render inapplicable to such agreements and transactions any applicable provisions of the takeover Laws of any state, including any “moratorium,” “control share,” “fair price,” “takeover” or “interested stockholder” Law.

Section 3.42 Fairness Opinion. Prior to the execution of this Agreement, the Adams Board has received an opinion (which, if initially rendered verbally, has been or will be confirmed by a written opinion, dated the same date) from its financial advisor, to the effect that, as of the date thereof, and based upon and subject to the factors, assumptions and limitations set forth therein, determined that the Merger Consideration pursuant to this Agreement is fair, from a financial point of view, to the holders of Adams Stock. Such opinion has not been amended or rescinded in any material respect as of the date of this Agreement.

Section 3.43 No Other Representations or Warranties. The representations and warranties of Adams contained in this Article III as qualified by the Adams Confidential Schedule (and any updates thereto) constitute the sole and exclusive representations and warranties of Adams to EQBK in connection with the transactions contemplated hereby, and all other representations and warranties of any kind or nature expressed or implied (including any relating to the future or historical financial condition, results of operations, prospects, business, assets or liabilities of Adams or the Bank), whether made by Adams, the Bank or any of their Affiliates or any of their respective shareholders, directors, officers, employees, agents, representatives, advisors, or consultants are specifically disclaimed by Adams.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF EQBK

As a material inducement to Adams to enter into and perform their obligations under this Agreement, and notwithstanding any examinations, inspections, audits, and other investigations heretofore and hereafter made by Adams, except as disclosed in the disclosure schedule delivered by EQBK to Adams before the execution of this Agreement (the “EQBK Confidential Schedule”) setting forth items of disclosure with specific reference to the particular section of this Agreement to which the information on the EQBK Confidential Schedule relates, EQBK hereby makes the following representations and warranties to Adams as of the date of this Agreement; provided, however, that any information set forth in one section of the EQBK Confidential Schedule will be deemed to apply to each other section or subsection of this Agreement expressly referenced in such disclosure; provided, further, that, notwithstanding anything in this Agreement to the contrary, (a) reference to any dollar amounts in any representation or warranty will not be deemed to indicate that such amount is material with respect to or otherwise under any provision under this Agreement, and (b) the inclusion of an item in such EQBK Confidential Schedule as an exception to a representation or warranty will not be deemed an admission that such item represents a material exception or material fact, event or circumstance or that such item has had or would reasonably be expected to have a Material Adverse Change on Adams.

Section 4.01 Organization and Qualification.

(a) EQBK is a corporation, duly organized, validly existing and in good standing under all Laws of the State of Kansas and is a bank holding company registered under the BHCA. EQBK has the corporate power and authority (including all licenses, franchises, permits and other governmental authorizations as are legally required) to carry on its business as now being conducted, to own, lease and operate its properties and assets as now owned, leased or operated and to enter into and carry out its obligations under this Agreement. True and complete copies of the articles of incorporation and bylaws of EQBK, as amended to date, have been made available to Adams.

(b) Equity Bank is a Kansas state bank, duly organized and validly existing under the Laws of the State of Kansas and in good standing under all Laws of the State of Kansas. Equity Bank has the corporate power and authority (including all licenses, franchises, permits and other governmental authorizations as are legally required) to carry on its business as now being conducted, to own, lease and operate its properties and assets as now owned, leased or operated and to enter into and to carry on the business and activities now conducted by it. True and complete copies of the articles of incorporation and bylaws of Equity Bank, as amended to date, have been made available to Adams. Equity Bank is an insured depository institution as defined in the FDIA.

(c) Merger Sub is a corporation, duly organized, validly existing and in good standing under all Laws of the State of Kansas and is wholly-owned by EQBK. Merger Sub has the corporate power and authority (including all licenses, franchises, permits and other governmental authorizations as are legally required) to carry on its business as now being conducted, to own, lease and operate its properties and assets as now owned, leased or operated and to enter into and carry out its obligations under this Agreement. True and complete copies of the articles of incorporation and bylaws of Merger Sub, as amended to date, have been made available to Adams.

Section 4.02 Authority; Execution and Delivery.

(a) EQBK has the corporate power and authority to execute and deliver this Agreement and to consummate the transactions contemplated herein. EQBK has taken all action necessary to authorize the execution, delivery and (provided the required regulatory approvals are subsequently obtained) performance of this Agreement and the other agreements and documents contemplated hereby to which it is a party. This Agreement has been, and the other agreements and documents contemplated hereby, have been or at Closing will be, duly executed by EQBK, and each constitutes the legal, valid and binding obligation of EQBK (assuming due authorization, execution and delivery by each other party hereto), enforceable in accordance with its respective terms and conditions, except as enforceability may be limited by the Bankruptcy Exception.

(b) Merger Sub has the corporate power and authority to execute and deliver this Agreement and to consummate the transactions contemplated herein. Merger Sub has taken all action necessary to authorize the execution, delivery and (provided the required regulatory approvals are subsequently obtained) performance of this Agreement and the other agreements and documents contemplated hereby to which it is a party. At or prior to the date hereof, the sole stockholder of Merger Sub has (i) determined that this Agreement and the transactions contemplated hereby, including the Merger, are advisable, fair to and in the best interest of the sole stockholder of Merger Sub, and (ii) approved and adopted this Agreement and the transactions contemplated by this Agreement, including the Merger, and such approval and adoption is the only approval of holders of any class of securities of Merger Sub which is required to adopt this Agreement and effect the transactions contemplated hereby. This Agreement has been, and the other agreements and documents contemplated hereby, have been or at Closing will be, duly executed by Merger Sub, and each constitutes the legal, valid and binding obligation of Merger Sub (assuming due authorization, execution and delivery by each other party hereto), enforceable in accordance with its respective terms and conditions, except as enforceability may be limited by the Bankruptcy Exception.

Section 4.03 Capitalization.

(a) The entire authorized capital stock of EQBK consists solely of (i) 45,000,000 shares of EQBK Class A Stock, of which 14,605,607 shares are issued and outstanding, as of December 4, 2017; (ii) 5,000,000 shares of EQBK Class B Stock, of which no shares are issued and outstanding, as of December 4, 2017; and (iii) 10,000,000 shares of EQBK preferred stock (“EQBK Preferred Stock” and together with EQBK Class A Stock and EQBK Class B Stock, “EQBK Capital Stock”), none of which are issued and outstanding.

(b) At the Effective Time, the shares of EQBK Class A Stock issued pursuant to the Merger will be duly authorized, validly issued, fully paid and nonassessable, will not be issued in violation of any preemptive rights or any applicable federal or state securities Laws, and will not be subject to any restrictions on transfer arising under the Securities Act.

Section 4.04 SEC Filings; Financial Statements.

(a) Except as set forth on EQBK Confidential Schedule 4.04, EQBK has timely filed and made available to Adams all forms, reports, and documents required to be filed by EQBK with the SEC since its initial public offering (collectively, the “EQBK SEC Reports”). The EQBK SEC Reports, including any EQBK SEC Reports filed after the date of this Agreement until the Effective Time (i) at the time filed, complied or will comply in all material respects with the applicable requirements of the Securities Act and the Exchange Act, as the case may be, and (ii) did not or will not at the time they were filed (or if amended or superseded by a filing prior to the date of this Agreement, then on the date of such filing) contain any untrue statement of a material fact or omit to state a material fact required to be stated in such EQBK SEC Reports or necessary in order to make the statements in such EQBK SEC Reports, in light of the circumstances under which they were made, not misleading. Except for any Subsidiaries of EQBK that are registered as a broker, dealer or investment advisor or filings required due to fiduciary holdings of such

Subsidiaries of EQBK, no Subsidiary of EQBK is required to file any forms, reports or other documents with the SEC.

(b) The financial statements of EQBK contained in the EQBK SEC Reports (“EQBK Financial Statements”), including any EQBK SEC Reports filed after the date of this Agreement until the Effective Time, complied or will comply as to form in all material respects with the applicable published rules and regulations of the SEC with respect thereto, was or will be prepared in accordance with GAAP applied on a consistent basis throughout the periods involved (except as may be indicated in the notes to such financial statements or, in the case of unaudited statements, as permitted by Form 10-Q of the SEC), and fairly presented or will fairly present the consolidated financial position of EQBK and its Subsidiaries as at the respective dates and the consolidated results of its operations and cash flows for the periods indicated, except that the unaudited interim financial statements were or are subject to normal and recurring year-end adjustments which were not or are not expected to be material in amount or effect.

Section 4.05 Compliance with Laws, Permits and Instruments.

(a) Each of EQBK, Equity Bank and Merger Sub holds all material licenses, registrations, franchises, permits and authorizations necessary for the lawful conduct of its business and is not in violation of any applicable Law or Order of any Governmental Entity, which is reasonably likely to result in a Material Adverse Change as to EQBK, individually or in the aggregate, or to the Knowledge of EQBK is reasonably likely to materially and adversely affect, prevent or delay the obtaining of any regulatory approval for the consummation of the transactions contemplated by this Agreement.

(b) Each of EQBK, Equity Bank and Merger Sub has in all material respects performed and abided by all obligations required to be performed by it to the date hereof, and has complied in all material respects with, and is in material compliance with, and is not in default (and with the giving of notice or the passage of time will not be in default) under, or in violation of, (i) any provision of the articles of incorporation or bylaws of EQBK, Equity Bank or Merger Sub or other governing documents of EQBK, Equity Bank or Merger Sub, as applicable (collectively, the “EQBK Constituent Documents”), (ii) any material provision of any mortgage, indenture, lease, contract, agreement or other instrument applicable to EQBK or any Subsidiary of EQBK, or their respective assets, operations, properties or businesses, or (iii) any material Law or Order of any Governmental Entity applicable to EQBK or any Subsidiary of EQBK or their respective assets, operations, properties or businesses, except in the case of clauses (ii) and (iii), where any such noncompliance, default or violation, in the aggregate, would not have a Material Adverse Change on EQBK or any Subsidiary of EQBK.

(c) The execution, delivery and (provided the required regulatory approvals are subsequently obtained) performance of this Agreement and the other agreements contemplated hereby, and the completion of the transactions contemplated hereby and thereby will not conflict in any material respect with, or result, by itself or with the giving of notice or the passage of time, in any material violation of or default or loss of a benefit under, (i) the EQBK Constituent Documents, (ii) any material provision of any mortgage, indenture, lease, contract, agreement or other instrument applicable to EQBK or any Subsidiary of EQBK, or their respective assets, operations, properties or businesses or (iii) any material Order or Law applicable to EQBK or any Subsidiary of EQBK or their respective assets, operations, properties or businesses.

Section 4.06 Undisclosed Liabilities. Except for (a) liabilities and obligations incurred in the ordinary course of business since the date of the most recent EQBK Financial Statements, (b) liabilities and obligations disclosed in the appropriate EQBK SEC Reports, and (c) liabilities and obligations incurred in connection with the Merger or otherwise as contemplated by this Agreement, neither EQBK nor any of its Subsidiaries has incurred any liabilities or obligations that would be required to be reflected or reserved against in a consolidated balance sheet of EQBK and its Subsidiaries prepared in accordance with GAAP.

Section 4.07 Litigation.

(a) Except as disclosed in EQBK’s SEC Reports, neither EQBK, Equity Bank or Merger Sub is a party to any, and there are no pending or, to the Knowledge of EQBK, threatened, Proceeding of any nature against EQBK, Equity Bank or Merger Sub which are reasonably likely, individually or in the aggregate, to result in a Material Adverse Change as to EQBK, Equity Bank or Merger Sub, nor, to the Knowledge of EQBK, is there any basis for any Proceeding against EQBK, Equity Bank or Merger Sub that would be reasonably likely, individually or in the aggregate, to result in a Material Adverse Change as to EQBK, Equity Bank or Merger Sub. There is no Order imposed upon EQBK, Equity Bank or Merger Sub or the assets or Property of EQBK, Equity Bank or Merger Sub that has resulted in, or is reasonably likely to result in, a Material Adverse Change as to EQBK, Equity Bank or Merger Sub.

(b) No Proceeding is pending or, to the Knowledge of EQBK, threatened against EQBK, Equity Bank or Merger Sub that questions or would question the validity of this Agreement or the agreements contemplated hereby or any actions taken or to be taken by EQBK or Merger Sub pursuant hereto or thereto or seeks to enjoin or otherwise restrain the transactions contemplated hereby or thereby.

Section 4.08 Consents and Approvals. The EQBK Board (at a meeting duly called and held) has approved and adopted this Agreement. Except as set forth on EQBK Confidential Schedule 4.08 and (a) the filing of applications, filings and notices, as applicable, with the NASDAQ, (b) the filing of applications, filings and notices, as applicable, with the Federal Reserve under the BHCA and approval of such applications, filings and notices, (c) the filings of applications, filings and notices, as applicable, with the FDIC, and approval of such applications, filings and notices, (d) the filing of applications, filings and notices, as applicable, with the OSBC in connection with the Bank Merger, and approval of such applications, filings and notices, (e) the filing with the SEC of (i) any filings under applicable requirements of the Exchange Act, including the filing of the Proxy Statement/Prospectus and (ii) the Form S-4 and declaration of effectiveness of the Form S-4, (f) the filing of the certificates of merger with the Kansas Secretary of State pursuant to the requirements of the KGCC and the Missouri Secretary of State pursuant to the requirements of the MRS, and (g) such filings and approvals as are required to be made or obtained under the securities or “Blue Sky” Laws of various states in connection with the issuance of shares of EQBK Class A Stock pursuant to this Agreement and the approval of the listing of such EQBK Class A Stock on the NASDAQ, no consents or approvals of or filings or registrations with any Governmental Entity are necessary in connection with (i) the execution and delivery by EQBK and Merger Sub of this Agreement or (ii) the consummation by EQBK and Merger Sub of the transactions contemplated by this Agreement. As of the date of this Agreement, EQBK knows of no reason why all regulatory approvals from any Governmental Entity or Regulatory Agency required for the consummation of the transactions contemplated hereby should not be obtained on a timely basis and EQBK has no Knowledge of any fact or circumstance that would materially delay receipt of any such required regulatory approval.

Section 4.09 Regulatory Compliance.

(a) Neither EQBK nor Equity Bank is or has been within the last five (5) years subject to any cease-and-desist or other Order or other formal or informal enforcement action issued by, or is a party to any written agreement, consent agreement or memorandum of understanding with, or is a party to any commitment letter or similar undertaking to, or is subject to any Order or directive by, or has been ordered to pay any civil penalty by, or is a recipient of a supervisory letter from, or has adopted any board resolutions at the request or suggestion of any Regulatory Agency or other Governmental Entity that restricts the conduct of its business or that relates to its capital adequacy, its ability to pay dividends, its credit or risk management policies, its management or its business. There is no unresolved violation, criticism or exception by any Regulatory Agency or other Governmental Entity with respect to any report or statement relating to any examinations of EQBK or Equity Bank. There are no Proceeding pending or, to the Knowledge of EQBK, threatened against EQBK, Equity Bank or other Subsidiary of EQBK by any Regulatory Agency. As of the date of this Agreement, EQBK is “well-capitalized” (as that term is defined in 12 C.F.R. § 225.2(r)) and “well managed” (as that term is defined is 12 C.F.R. § 225.2(s)). As of the date of this Agreement, Equity Bank is an “eligible bank” (as that term is defined in 12 C.F.R. § 303.2(r). Notwithstanding the foregoing, neither party shall be required to take any action under this Agreement that would cause such party to violate 12 C.F.R. §309.6.

(b) All material reports, records, registrations, statements, notices and other documents or information required to be filed by EQBK or Equity Bank with any Regulatory Agency, have been duly and timely filed and all information and data contained in such reports, records or other documents are accurate and complete.

Section 4.10 Proxy Statement/Prospectus. None of the information supplied or to be supplied by EQBK or to EQBK’s Knowledge any of its directors, officers, employees or agents for inclusion in the Proxy Statement/Prospectus shall, at the date the Proxy Statement/Prospectus is mailed to the shareholders of Adams and, as the Proxy Statement/Prospectus may be amended or supplemented, at the time of the Shareholders’ Meeting, contain any untrue statement of a material fact or omit to state any material fact with respect to EQBK or any Subsidiary of EQBK necessary in order to make the statements therein with respect to EQBK or any Subsidiary of EQBK, in light of the circumstances under which they are made, not misleading or necessary to correct any statement in any earlier communication with respect to the solicitation of any proxy for the Shareholders’ Meeting. All documents that EQBK or Equity Bank is responsible for filing with any Regulatory Agency in connection with the Merger or the Bank Merger shall comply with respect to EQBK and Equity Bank in all material respects with the provisions of applicable Law.

Section 4.11 Absence of Certain Changes. Except as disclosed in the EQBK SEC Reports, since September 30, 2017, (a) EQBK has conducted its business in the ordinary course (excluding the incurrence of expenses related to this Agreement and the transactions contemplated hereby), and (b) no event has occurred or circumstance arisen that, individually or in the aggregate, had or is reasonably likely to have, a Material Adverse Change on EQBK or Equity Bank.

Section 4.12 Internal Controls. Except as set forth on EQBK Confidential Schedule 4.12, none of EQBK’s records, systems, controls, data or information, are recorded, stored, maintained and operated wholly or partly dependent on or held by any means (including any electronic, mechanical or photographic process, whether computerized or not) which (including all means of access thereto and therefrom) are not under the exclusive ownership and direct control of EQBK or its accountants. EQBK has devised, established and maintained a system of internal accounting controls sufficient to provide reasonable assurances regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP (except as otherwise required by RAP).

Section 4.13 Sufficiency of Funds. EQBK has sufficient cash on hand or other sources of immediately available funds to enable it to timely pay the Per Share Cash Amount and consummate the transactions contemplated by this Agreement. At the Effective Time, EQBK shall have sufficient authorized but unissued shares of EQBK Class  A Common Stock to consummate the Merger.

Section 4.14 Representations Not Misleading. No representation or warranty by EQBK contained in this Agreement, nor to the Knowledge of EQBK, any written statement, exhibit or schedule furnished to Adams by EQBK under and pursuant to, or in anticipation of this Agreement, contains or will contain on the Closing Date any untrue statement of a material fact or omits or will omit to state a material fact necessary to make the statements contained herein or therein, in light of the circumstances under which it was or will be made, not misleading and such representations and warranties would continue to be true and correct following disclosure to any Governmental Entity having jurisdiction over EQBK or their properties of the facts and circumstances upon which they were based.

Section 4.15 No Other Representations or Warranties. The representations and warranties of EQBK contained in this Article IV as qualified by the EQBK Confidential Schedule (and any updates thereto) constitute the sole and exclusive representations and warranties of EQBK to Adams in connection with the transactions contemplated hereby, and all other representations and warranties of any kind or nature expressed or implied (including any relating to the future or historical financial condition, results of operations, prospects, business, assets or liabilities of EQBK or Equity Bank), whether made by EQBK, Equity Bank or any of their Affiliates or any of their respective shareholders, directors, officers, employees, agents, representatives, advisors, or consultants are specifically disclaimed by EQBK.

ARTICLE V

COVENANTS OF ADAMS

Section 5.01 Commercially Reasonable Efforts. Adams will use commercially reasonable efforts to perform and fulfill all conditions and obligations on its part to be performed or fulfilled under this Agreement and to cause the consummation of the transactions contemplated hereby in accordance with this Agreement.

Section 5.02 Shareholders’ Meeting.

(a) Subject to a Change in Recommendation in accordance with Section 5.22, Adams, acting through the Adams Board, shall, in accordance with applicable Law:

(i) duly call, give notice of, convene and hold a meeting of its shareholders (the “Shareholders’ Meeting”) as soon as practicable after the Registration Statement and the Proxy Statement/Prospectus (forming a part of the Registration Statement) become effective with the SEC for the purpose of approving and adopting this Agreement, the Merger, and the transactions contemplated hereby and the termination of all voting trusts, voting agreements, shareholders’ agreements or similar arrangements listed on Adams Confidential Schedule 3.26;

(ii) require no greater than the minimum vote of the capital stock of Adams required by applicable Law in order to approve this Agreement, the Merger and the transactions contemplated hereby and the termination of all voting trusts, voting agreements, shareholders’ agreements or similar arrangements listed on Adams Confidential Schedule 3.26;

(iii) include in the Proxy Statement/Prospectus the recommendation of the Adams Board that the shareholders of Adams vote in favor of the approval and adoption of this Agreement, the Merger and the transactions contemplated hereby; and

(iv) cause the Proxy Statement/Prospectus to be mailed to the shareholders of Adams as soon as practicable after the Registration Statement and the Proxy Statement/Prospectus (forming a part of the Registration Statement) become effective with the SEC, and use its commercially reasonable efforts to obtain the approval and adoption of this Agreement, the Merger and the transactions contemplated hereby by shareholders holding at least the minimum number of shares of Adams Stock entitled to vote at the Shareholders’ Meeting necessary to approve the foregoing under applicable Law. The letter to shareholders, notice of meeting, proxy statement of Adams and form of proxy to be distributed to shareholders in connection with the Merger shall be in form and substance reasonably satisfactory to EQBK and are collectively referred to herein as the “Proxy Statement/Prospectus”.

(b) Notwithstanding anything to the contrary contained in this Agreement, Adams shall not be required to hold the Shareholders’ Meeting if this Agreement is terminated pursuant to Section 9.01 prior to the scheduled time of the Shareholders’ Meeting.

Section 5.03 Information Furnished by Adams. Adams shall promptly following receipt of a written request from EQBK furnish or cause to be furnished to EQBK, all information concerning Adams, including but not limited to financial statements, required for inclusion in any statement or application made or filed by EQBK to any governmental body in connection with the transactions contemplated by this Agreement or in connection with any unrelated transactions during the pendency of this Agreement. Adams represents and warrants that all information so furnished shall be true and correct in all material respects and shall not omit any material fact required to be stated therein or necessary to make the statements made, in light of the circumstances under which they were made, not misleading. Adams shall otherwise fully cooperate with EQBK in the filing of any applications or other documents necessary to consummate the transactions contemplated by this Agreement.

Section 5.04 Required Acts. Between the date of this Agreement and the Closing, Adams will, and will cause of each of its Subsidiaries including the Bank to, unless otherwise permitted in writing by EQBK:

(a) operate (including the making of, or agreeing to make, any loans or other extensions of credit) only in the ordinary course of business and consistent with past practices and safe and sound banking principles;

(b) except as required by prudent business practices, use all commercially reasonable efforts to preserve its business organization intact and to retain its present directors, officers, employees, key personnel and customers, depositors and goodwill and to maintain all assets owned, leased or used by it (whether under its control or the control of others), in good operating condition and repair, ordinary wear and tear excepted and unavoidable casualty;

(c) perform all of its obligations under any material contracts, leases and documents relating to or affecting its assets, properties and business, except such obligations as Adams or any of its Subsidiaries may in good faith reasonably dispute;

(d) except as required by prudent business practices, use all commercially reasonable efforts to maintain in full force and effect all insurance policies now in effect or renewals thereof and give all notices and present all claims under all insurance policies in due and timely fashion;

(e) timely file, subject to extensions, all reports required to be filed with governmental authorities and observe and conform, in all material respects, to all applicable Laws, except those being contested in good faith by appropriate Proceedings;

(f) timely file, subject to extensions, all Tax Returns required to be filed by it and promptly pay all Taxes, assessments, governmental charges, duties, penalties, interest and fines that become due and payable, except those being contested in good faith by appropriate Proceedings;

(g) withhold from each payment made to each of its employees, independent contractors, creditors and other third parties the amount of all Taxes required to be withheld therefrom and pay the same to the proper Tax receiving officers;

(h) account for all transactions and prepare all financial statements in accordance with GAAP;

(i) promptly classify and charge off loans and make appropriate adjustments to loss reserves in accordance with the instructions to the Call Report and the Uniform Retail Credit Classification and Account Management Policy;

(j) maintain the allowance for loan losses account in accordance with GAAP and in an amount reasonably estimated to be adequate in all material respects to provide for all losses, net of recoveries relating to loans previously charged off, on all outstanding loans and in compliance with applicable regulatory requirements, and not reduce the amount of the Bank’s allowance for loan losses; provided, further, that such allowance for loan losses account shall be an amount not less than 1.15% of aggregate loans (excluding loans held for sale) and shall include the estimated cost of carrying and disposing of non-performing loans and OREO Property including any specific reserve required for the ownership or sale of such OREO Property;

(k) pay or accrue all costs, expenses and other charges to be incurred by Adams or any Subsidiary thereof in connection with the Merger, including, but not limited to, all legal fees, accounting fees, consulting fees and brokerage fees, prior to the Calculation Date; and

(l) ensure that all accruals for Taxes are accounted for in the ordinary course of business, consistent with past practices and in accordance with GAAP.

Section 5.05 Prohibited Acts. Between the date of this Agreement and the Closing, Adams will not, and will not permit any of its Subsidiaries including the Bank to, without the prior written consent of EQBK, except as set forth on Adams Confidential Schedule 5.05:

(a) merge into, consolidate with or sell any assets to any other Person or entity, change Adams’s or any of its Subsidiaries’ articles of incorporation or bylaws, increase the number of shares of Adams Stock or any of its Subsidiaries’ stock outstanding or increase the amount of the Bank’s surplus (as calculated in accordance with the instructions to the Call Report);

(b) except as explicitly permitted hereunder or in accordance with applicable Law or pursuant to a contract existing as of the date of this Agreement, engage in any transaction with any affiliated Person or allow such Persons to acquire any assets from Adams or any of its Subsidiaries, except (i) in the form of wages, salaries, fees for services, reimbursement of expenses and benefits already granted or accrued under the Employee Plans currently in effect, or (ii) any deposit (in any amount) made by an officer, director or employee;

(c) declare, set aside or make any payment of dividends or make any other distribution to its shareholders, whether in cash, shares or other property, provided, that, Bank may pay cash dividends to Adams to fund Adams’s payment of Adams Merger Costs;

(d) obligate itself to purchase, retire or redeem, any of its capital shares or other securities;

(e) discharge or satisfy any material Lien, charge or encumbrance or pay any material obligation or liability, whether absolute or contingent, due or to become due, except in the ordinary course of business consistent with past practices and except for liabilities incurred in connection with the transactions contemplated hereby;

(f) issue, reserve for issuance, grant, sell or authorize the issuance of any shares of its capital stock or other securities or subscriptions, options, warrants, calls, rights or commitments of any kind relating to the issuance thereto;

(g) accelerate the vesting of pension or other benefits in favor of employees of Adams or any of its Subsidiaries, except according to the Employee Plans or as otherwise contemplated by this Agreement or as required by applicable Law;

(h) acquire any capital stock or other equity securities or acquire any equity or ownership interest in any bank, corporation, partnership or other entity (except (i) through settlement of indebtedness, foreclosure, or the exercise of creditors’ remedies or (ii) in a fiduciary capacity, the ownership of which does not expose it to any material liability from the business, operations or liabilities of such Person);

(i) mortgage, pledge or subject to Lien any of its property, business or assets, tangible or intangible, except (i) Permitted Encumbrances and (ii) pledges of assets to secure public funds deposits;

(j) enter into any employment or consulting contract (other than as contemplated by the terms of the Employee Plans or this Agreement) or other agreement with any current or proposed director, officer or employee or adopt, amend in any material respect or terminate any pension, employee welfare, retirement, stock purchase, stock option, phantom stock, stock appreciation rights, termination, severance, income protection, golden parachute, savings or profit-sharing plan (including trust agreements and insurance contracts embodying such plans), any deferred compensation, or collective bargaining agreement, any group insurance contract or any other incentive, welfare or employee benefit plan or agreement for the benefit of its directors, employees or former employees, except as required by applicable Law or by this Agreement;

(k) make any capital expenditures or capital additions or betterments, except for such capital expenditures or capital additions that are set forth in writing in the budget provided to EQBK or that are reasonably necessary to prevent deterioration of the condition of a property;

(l) sell or dispose of, or otherwise divest itself of the ownership, possession, custody or control, of any corporate books or records of any nature that, in accordance with sound business practice, normally are retained for a period of time after their use, creation or receipt, except at the end of the normal retention period;

(m) except as required by any applicable Regulatory Agency or applicable Law. make any, or acquiesce with any, (i) material change in any credit underwriting standards or practices, including loan loss reserves, (ii) material change in any asset liability management techniques, (iii) change in any accounting methods, principles or material practices, or (iv) Tax election, change in taxable year, material amendment of a Tax Return, settlement of any Tax claim or assessment relating to Adams or any of its Subsidiaries, or surrender any claim to a Tax refund;

(n) sell (but payment at maturity is not a sale) or purchase any investment securities, other than purchases of obligations of the U.S. Treasury (or any agency thereof) with a duration of four (4) years or less and an AA rating by at least one nationally recognized ratings agency;

(o) renewed, extended the maturity of, or altered any of the terms of any loan classified by Adams as “special mention,” “substandard,” or “impaired” or other words of similar import; or

(p) enter into any acquisitions or leases of real property, including new leases and lease extensions, other than in the ordinary course of business consistent with past practice or through settlement of indebtedness, foreclosure or the exercise of creditors’ remedies;

Section 5.06 Access; Pre-Closing Investigation.

(a) Subject to the provisions of the Confidentiality Agreement, Adams will afford the officers, directors, employees, attorneys, accountants, investment bankers and authorized representatives of EQBK reasonable access during normal business hours, to the extent legally permissible, to the properties, books, contracts and records of Adams and each of its Subsidiaries, permit EQBK to make such inspections (including with regard to such properties physical inspection of the surface and subsurface thereof and any structure thereon pursuant to Section 5.12) as they may reasonably require and furnish to EQBK, to the extent legally permissible, during such period all such information concerning Adams, each of its Subsidiaries and its affairs as EQBK may reasonably request, in order that EQBK may have an opportunity to make such reasonable investigation as it desires to make of the affairs of Adams and each of its Subsidiaries, including access sufficient to verify the value of the assets and the liabilities of Adams and each of its Subsidiaries and the satisfaction of the conditions precedent to EQBK’s obligations described in Article VIII of this Agreement. EQBK will use its commercially reasonable efforts not to disrupt the normal business operations of Adams or any of its Subsidiaries. Adams agrees at any time, and from time to time, to furnish to EQBK as soon as reasonably practicable, any additional information that EQBK may reasonably request. Neither Adams nor any of its Subsidiaries shall be required to provide access to or to disclose information where such access or disclosure would, in the reasonable judgment of Adams, cause significant competitive harm to it or its Subsidiaries if the transactions contemplated by this Agreement are not consummated, violate or prejudice the rights of Adams’s or any of its Subsidiaries’ customers, jeopardize the attorney-client privilege of the institution in possession or control of such information (after giving due consideration to the existence of any common interest, joint defense or similar agreement between the parties) or contravene any Law, Order, judgment, decree, fiduciary duty or binding agreement entered into prior to the date of this Agreement.

(b) No investigation by either party of the business and affairs of the other shall affect or be deemed to modify or waive any representation, warranty, covenant or agreement in this Agreement, or the conditions to either party’s obligation to consummate the transactions contemplated by this Agreement.

Section 5.07 Additional Financial Statements and Tax Returns. Adams will promptly furnish to EQBK true and complete copies of (a) each Call Report prepared after the date of this Agreement promptly after such reports are made available to the FDIC, (b) each Tax Return for Adams and any of its Subsidiaries prepared after the date of this Agreement promptly after such returns are made available to the IRS, (c) the consolidated balance sheet of Adams as of December 31, 2017, the consolidated statement of income and changes in shareholders’

equity of Adams for the year ended December 31, 2017, and the consolidated statement of cash flows of Adams for the year ended December 31, 2017, promptly after such each such financial statement is made available to Adams, and (d) unaudited month-end financial statements of Adams.

Section 5.08 Untrue Representations. Adams will promptly notify EQBK in writing if Adams becomes aware of any fact or condition that makes untrue, or shows to have been untrue, in any material respect, any representation or warranty made in or pursuant to this Agreement or that results in the failure of Adams or any of its Subsidiaries to comply with any covenant, condition or agreement contained in this Agreement in all material respects.

Section 5.09 Litigation and Claims.

(a) Adams will promptly notify EQBK in writing of any litigation, or of any claim, controversy or contingent liability that might be reasonably expected to become the subject of litigation, against Adams or any of its Subsidiaries or affecting any of their properties, and Adams will promptly notify EQBK of any Proceeding, pending or, to the Knowledge of Adams, threatened against Adams or any of its Subsidiaries that questions or might question the validity of this Agreement or the agreements contemplated hereby or any actions taken or to be taken by Adams or any of its Subsidiaries pursuant hereto or thereto or seeks to enjoin or otherwise restrain the transactions contemplated hereby or thereby.

(b) Adams shall have finally and completely resolved all litigation set forth on Adams Confidential Schedule 3.07 or otherwise related thereto and Adams shall obtain a written settlement agreement, release or other agreement, unconditionally, irrevocably and completely waiving, releasing, discharging and acquitting Adams and its Subsidiaries from any liability or obligation from the matters set forth on Adams Confidential Schedule 3.07 or otherwise related thereto.

(c) In the event that the litigation set forth on Adams Confidential Schedule 3.07, is not resolved prior to the Calculation Date, Adams shall deposit, or cause to be deposited, into an escrow account with an escrow agent reasonably acceptable to EQBK an amount equal to 150% of all alleged liabilities, obligations, losses, costs, fees and expenses associated and expected to be incurred with such litigation. For the purposes of the calculation of the Adams Merger Cost pursuant to Section 1.06(a)(i), the amount deposited into the escrow account shall be deemed an Adams Merger Cost and shall reduce the amount of the Adjusted Equity in accordance with to Section 1.06. Such funds shall remain in escrow until such litigation is finally and definitively resolved. Following resolution of such litigation and after paying all settlements, liabilities, obligations, losses, costs, fees and expenses associated with such litigation, including, without limitation, any attorneys fees, any remaining funds shall be distributed as follows: (i) if there was an Equity Adjustment, to the former shareholders of Adams in proportion to their ownership as of the Effective Time, and (ii) if there was no Equity Adjustment, to EQBK.

Section 5.10 Material Adverse Changes. Adams will promptly notify EQBK in writing if any change or development has occurred or, to the Knowledge of Adams, been threatened (or any development has occurred or been threatened involving a prospective change) that (a) is reasonably likely to have, individually or in the aggregate, a Material Adverse Change on Adams and its Subsidiaries, taken as a whole, (b) would adversely affect, prevent or delay the obtaining of any regulatory approval for the consummation of the transactions contemplated by this Agreement in any material respect, or (c) would cause the conditions in Article VIII not to be satisfied.

Section 5.11 Consents and Approvals. Adams will use its commercially reasonable efforts to obtain all consents and approvals from third parties, including those listed on Adams Confidential Schedule 2.02(i), necessary to consummate the transactions contemplated by this Agreement.

Section 5.12 Environmental Investigation.

(a) EQBK and its consultants, agents and representatives will have the right, to the same extent that Adams has the right, if any, but not the obligation or responsibility, to inspect any Property, including conducting asbestos surveys and sampling, environmental assessments and investigations, and other environmental surveys and analyses including soil and ground sampling (“Environmental Inspections”) at any time on or prior to the date that is forty-five (45) days after the date of this Agreement. EQBK will notify Adams prior to any physical inspections of the Property, and Adams may place reasonable restrictions on the time of such inspections. If, as a result of any such Environmental Inspection, further investigation (“Secondary Investigation”) including, test borings, soil, water and other sampling is deemed desirable by EQBK, EQBK will (i) notify Adams of any Property for which it intends to conduct such a Secondary Investigation and the reasons for such Secondary Investigation, and (ii) commence such Secondary Investigation, on or prior to the date that is seventy-five (75) days after the date of this Agreement. EQBK will give reasonable notice to Adams of such Secondary Investigations, and Adams may place reasonable time and place restrictions on such Secondary Investigations. After completing the Environmental Inspections and Secondary Investigation contemplated by this Agreement, EQBK shall remove the equipment and restore any part of the Property that was affected by its activities to a condition that is reasonably similar to the condition of the Property at the time immediately preceding the commencement of said activities.

(b) Adams agrees to make available to EQBK and its consultants, agents and representatives all documents and other material relating to environmental conditions of any Property including the results of other Environmental Inspections and surveys. Adams also agrees that all engineers and consultants who prepared or furnished such reports may discuss such reports and information with EQBK and will be entitled to certify the same in favor of EQBK and its consultants, agents and representatives and make all other data available to EQBK and its consultants, agents and representatives.

Section 5.13 Registration Statement and Proxy Statement/Prospectus.

(a) Adams agrees to cooperate and assist EQBK in (i) preparing a Registration Statement on Form S-4 (the “Registration Statement”), relating to the shares of EQBK Class A Stock to be issued as part of the Merger Consideration provided for herein, and the Proxy Statement/Prospectus, and (ii) filing the Registration Statement and the Proxy Statement/Prospectus (forming a part of the Registration Statement) with the SEC, including furnishing to EQBK all information concerning Adams and each of its Subsidiaries that EQBK may reasonably request in connection with preparation of such Registration Statement and Proxy Statement/Prospectus; provided, however, that if the Adams Board effects a Change in Recommendation, Adams may cease to use such efforts. A Change in Recommendation effected in accordance with the provisions of Section 5.22 will not constitute a breach by Adams of this Agreement. None of the information supplied or to be supplied by Adams or any of its directors, officers, employees or agents for inclusion in the Registration Statement or the Proxy Statement/Prospectus shall, at the date the Proxy Statement/Prospectus is mailed to the shareholders of Adams and, as the Registration Statement and the Proxy Statement/Prospectus may be amended or supplemented, at the time of the Shareholders’ Meeting, contain any untrue statement of a material fact or omit to state any material fact with respect to Adams necessary in order to make the statements therein with respect to Adams, in light of the circumstances under which they are made, not misleading or necessary to correct any statement in any earlier communication with respect to the solicitation of any proxy for the Shareholders’ Meeting. All documents that Adams is responsible for filing with any Regulatory Agency in connection with the Merger shall comply with respect to Adams in all material respects with the provisions of applicable Law.

(a) The Adams Board has resolved to recommend to the Adams shareholders that they approve this Agreement and the Merger and, subject to a Change in Recommendation in accordance with Section 5.22, shall submit to its shareholders this Agreement and any other matters required to be approved by its shareholders in order to carry out the purposes of this Agreement. Subject to a Change in Recommendation in accordance with Section 5.22, the Adams Board shall (i) include in the Proxy Statement/Prospectus the recommendation of the Adams Board that the shareholders of Adams vote in favor of this Agreement, the Merger and the transactions contemplated hereby, (ii) use its commercially reasonable efforts to obtain such shareholder approval of this Agreement, the Merger and the transactions contemplated hereby, (iii) perform such other acts as may reasonably be requested by EQBK to ensure that such shareholder approval of this Agreement, the Merger and the transactions contemplated hereby are obtained, and (iv) cause the Proxy Statement/Prospectus to be mailed to the shareholders of Adams as soon as practicable after the Registration Statement becomes effective with the SEC.

(b) If Adams becomes aware prior to the Effective Time of any information that would cause any of the statements in the Proxy Statement/Prospectus to be false or misleading with respect to any material fact, or to omit to state any material fact necessary to make the statements therein not false or misleading, Adams shall promptly inform EQBK thereof and take the necessary steps to correct the Proxy Statement/Prospectus.

Section 5.14 Benefit Plans.

(a) Adams will take, and will cause each of its Subsidiaries to take, all action necessary to terminate any Employee Plan that is a Code section 401(a) qualified retirement plan (each a “Retirement Plan”) and related trust sponsored by Adams or any of its Subsidiaries, effective no later than the date immediately before the Closing Date. Adams will provide EQBK evidence or such other confirmation from Adams which EQBK deems appropriate that (i) each such Retirement Plan has been terminated as set forth in this paragraph pursuant to duly authorized corporate action and (ii) at the request of EQBK, Adams has prepared the documentation required to submit to the IRS an application for determination of the tax-qualified status of any qualified plan relating to its termination. Adams may amend any Retirement Plan to include any provisions that are necessary or desirable in connection with the termination of such Retirement Plan; provided, that any cost associated with such amendment shall be paid by Adams. Any costs incurred prior to the Closing related to such termination shall be paid (including all related legal, administrative and other costs and expenses unless specifically set forth otherwise in this subsection) solely by Adams and reflected in the calculation of Adjusted Equity.

(b) At the direction of EQBK, Adams will take, and will cause each of its Subsidiaries to take, all action necessary to terminate any Employee Plan that is an employee welfare benefit plan, as defined in ERISA § 3(1) (“Welfare Plan”), effective not later than immediately before the Closing. Adams will provide EQBK evidence or such other confirmation from Adams which EQBK deems appropriate that each such Welfare Plan has been terminated as set forth in this paragraph pursuant to duly authorized corporate action. Notwithstanding the foregoing, without the consent of EQBK, Adams shall not take, or permit any of its Subsidiaries to take, any action to terminate any Welfare Plan that is a group medical plan.

Section 5.15 Termination of Contracts.

(a) Adams and each of its Subsidiaries will, with regard to any contract to which Adams or any Subsidiary is a party identified by EQBK prior to the Calculation Date, cooperate with and take such actions as reasonably requested by EQBK to terminate any such contract on a date to be determined by EQBK, in its sole discretion; provided, that, except for those contracts set forth on Adams Confidential Schedule 5.15(a) which EQBK shall be responsible for the costs, fees, expenses, contract payments, penalties or liquidated damages necessary to be paid in connection with the termination of such contract, any and all costs, fees, expenses, contract payments, penalties or liquidated damages necessary to be paid by Adams or any of its Subsidiaries in connection with the termination of any contract, regardless of whether such contract is identified by EQBK, shall be accrued or paid by Adams or its Subsidiaries on or prior to the Calculation Date in accordance with this Section 5.15(a) and shall be reflected in the calculation of Adjusted Equity as contemplated by Section 1.06(a). For the avoidance of doubt, EQBK will not pay or be responsible for the payment of any costs, fees, expenses, contract payments, penalties or liquidated damages in connection with the termination of any contract except those contracts explicitly set forth on Adams Confidential Schedule 5.15(a).

(b) Adams and each of its Subsidiaries will cooperate with EQBK in EQBK’s commercially reasonable efforts to negotiate a settlement of the termination of Adams’s and/or each of its Subsidiaries’ data processing/technology contracts listed on Adams Confidential Schedule 5.15(b); provided, that, unless such data processing and technology contracts are set forth on Adams Confidential Schedule 5.15(a), any and all costs, fees, expenses, contract payments, penalties or liquidated damages necessary to be paid by Adams or any of its Subsidiaries in connection with the termination of such data processing and technology contracts shall be accrued or paid by Adams or its Subsidiaries on or prior to the Calculation Date in accordance with this Section 5.15(b) and shall be reflected in the calculation of Adjusted Equity as contemplated by Section 1.06(a).

(c) Any such notice and actions by Adams and/or each of its Subsidiaries pursuant to this Section  5.15 will be in accordance with the terms of such contracts.

Section 5.16 Conforming Accounting Adjustments. Adams and each of its Subsidiaries shall, if reasonably requested by EQBK, consistent with GAAP, immediately prior to Closing, make such accounting entries as EQBK may reasonably request in order to conform the accounting records of Adams and each of its Subsidiaries to the accounting policies and practices of EQBK; provided, however, that no such adjustment shall (a) constitute or be deemed to be a breach, violation or failure to satisfy any representation, warranty, covenant, condition or other provision or constitute grounds for termination of this Agreement (except to the extent that a certain representation, warranty, covenant or other provision is breached and thus, requires the adjustment), (b) require any prior filing with any governmental agency or regulatory authority, (c) violate any Law applicable to Adams or any of its Subsidiaries, or (d) be an acknowledgment by Adams (i) of any adverse circumstances for purposes of determining whether the conditions to EQBK’s obligations under this Agreement have been satisfied, or (ii) that such adjustment is required for purposes of determining satisfaction of the condition to EQBK’s obligations under this Agreement set forth in Section 8.07.

Section 5.17 Regulatory and Other Approvals. Adams, at its own expense, will promptly file or cause to be filed applications for all regulatory approvals required to be obtained by Adams in connection with this Agreement and the other agreements contemplated hereby. Adams will promptly furnish EQBK with copies of all such regulatory filings and all correspondence for which confidential treatment has not been requested. Adams will use its commercially reasonable efforts to obtain all such regulatory approvals and any other approvals from third parties listed on Adams Confidential Schedule 3.08 prior to the Closing.

Section 5.18 Tax Matters.

(a) All transfer, documentary, sales, use, stamp, registration and other such Taxes and all conveyance fees, recording charges and other fees and charges (including any penalties and interest) incurred in connection with the consummation of the transactions contemplated by this Agreement, if any, shall be paid by Adams when due, and Adams will, at its own expense, file all necessary Tax Returns and other documentation with respect to all such Taxes, fees and charges, and, if required by applicable Law, EQBK will, and will cause its Affiliates to, join in the execution of any such Tax Returns and other documentation.

(b) Adams and its Subsidiaries shall comply with the recordkeeping and information reporting requirements imposed on them, including but not limited to those set forth in Treasury Regulation Section 1.368-3(a).

(c) Adams and its Subsidiaries further agree, upon request, to use their commercially reasonable efforts to obtain any certificate or other document from any Governmental Entity or any other Person as may be necessary to mitigate, reduce or eliminate any Tax that could be imposed (including, but not limited to, with respect to the transactions contemplated hereby).

(d) Adams and its Subsidiaries will not take any action or omit to take any action that would prevent or impede the Integrated Mergers taken together from qualifying as a reorganization described in Section 368(a)(1)(A) of the Code or satisfying the “continuity of business enterprise” requirement for a “reorganization” as provided in Treasury Regulation Section 1.368-1(d).

(e) In the event of any audit of Adams’s federal or state Tax Returns (i) prior to the consummation of the Integrated Mergers, EQBK and Adams shall cooperate regarding any such audit and Adams shall not settle the same without the consent of EQBK, which consent will not be unreasonably withheld; and (ii) after the Effective Time, EQBK may settle any such audit in any matter that it determines is appropriate and shall pay all amounts due with respect to any such settlement.

Section 5.19 Disclosure Schedules. At least five (5) Business Days prior to the Closing, Adams agrees to provide EQBK with supplemental disclosure schedules reflecting any material changes thereto between the date of this Agreement and the date that such supplemental disclosure schedules are provided (the “Initial Supplement Date”), and, at least one (1) Business Day prior to the Closing, Adams agrees to provide EQBK with supplemental disclosure schedules reflecting material changes (if any) thereto between the Initial Supplement Date and the Closing Date. Delivery of such supplemental disclosure schedules shall not cure a breach or modify a representation or warranty of this Agreement.

Section 5.20 Transition.

(a) The senior officers of Adams and the Bank agree to meet with senior officers of EQBK as reasonably requested by EQBK to review the financial and operational affairs of the Bank, and to the extent permitted by applicable Law, each of Adams and the Bank agrees to give due consideration to EQBK’s input on such matters, consistent with this Section 5.20, with the understanding that EQBK shall in no event be permitted to exercise control of Adams or the Bank prior to the Effective Time and, except as specifically provided under this Agreement, Adams and the Bank shall have no obligation to act in accordance with EQBK’s input. Commencing after the date hereof and to the extent permitted by applicable Law, EQBK, Adams and the Bank shall use their commercially reasonable efforts to plan the integration of Adams and the Bank with the businesses of EQBK and their respective Affiliates to be effective as much as practicable as of the Closing Date; provided, however, that in no event shall EQBK or its Affiliates be entitled to control Adams or the Bank prior to the Effective Time. Without limiting the generality of the foregoing, from the date hereof through the Effective Time and consistent with the performance of their day-to-day operations and the continuous operation of Adams and the Bank in the ordinary course of business, Adams’s and the Bank’s employees and officers shall use their commercially reasonable efforts to provide support, including, at the expense of EQBK, support from Adams’s and the Bank’s outside contractors, and to assist EQBK in performing all tasks reasonably required to result in a successful integration at the Closing. EQBK shall provide such assistance of its personnel as Adams and the Bank shall request to permit Adams and the Bank to comply with their obligations under this Section 5.20.

(b) Following receipt of all regulatory approvals required for the consummation of the transactions contemplated by this Agreement, each of Adams and the Bank shall use its commercially reasonable efforts, and shall use its commercially reasonable efforts to cause its agents to, permit EQBK to take all reasonable actions that EQBK deems necessary or appropriate, and to cooperate and to use its commercially reasonable efforts to cause its agents to cooperate in the taking of such actions, to enable EQBK, after the Closing, to satisfy the applicable obligations under §§302, 404 and 906 of the Sarbanes-Oxley Act of 2002 (the “SOA”) and the other requirements of the SOA with respect to Adams and the Bank, including establishing and maintaining adequate disclosure controls and procedures and internal controls over financial reporting as such terms are defined in the SOA. Any such actions shall be at the expense of EQBK.

Section 5.21 Execution of Releases. Adams shall use its best efforts to cause the persons set forth on Adams Confidential Schedule 8.06 to take such action as they are required to, in order to execute the releases as described in Section 8.06.

Section 5.22 No Solicitation of Other Acquisition Proposals.

(a) Subject to the provisions of this Section 5.22, Adams will not, and will cause its Subsidiaries not to, and will cause Adams’s and its Subsidiaries’ respective officers, directors, employees, Affiliates, agents and representatives not to, directly or indirectly, (i) initiate or solicit or knowingly encourage any inquiries with respect to, or the making of, any Acquisition Proposal or (ii) except as permitted below, (A) engage in negotiations or discussions with or provide any information or data to, any Person relating to an Acquisition Proposal, (B) approve, endorse or recommend, or propose publicly to approve, endorse or recommend, any Acquisition Proposal or (C) execute or enter into any letter of intent, agreement in principle, merger agreement, acquisition agreement or other similar agreement relating to any Acquisition Proposal (other than a confidentiality agreement contemplated by Section 5.22(b)). Adams shall, and shall cause each of its officers, directors, employees, Affiliates, agents and representatives to, (i) immediately cease any solicitations, discussions or negotiations with any Person (other than EQBK or Merger Sub) conducted heretofore with respect to any Acquisition Proposal and promptly request return or destruction of confidential information related thereto, (ii) not terminate, waive, amend, release or modify any provision of any confidentiality or standstill agreement relating to any Acquisition Proposal to which it or any of its officers, directors, employees, Affiliates, agents and representatives is a party and (iii) use its commercially reasonable efforts to enforce any confidentiality or similar agreement relating to any Acquisition Proposal.

(b) Notwithstanding anything to the contrary in this Agreement, at any time prior to obtaining the approval of the Adams shareholders, in the event that Adams receives a bona fide Acquisition Proposal that is not received in violation of this Section 5.22, Adams and its Board may participate in discussions or negotiations with, or furnish any information to, any Person making such Acquisition Proposal and its agents and representatives or potential sources of debt financing that need to be involved in such discussion if Adams’s Board determines in good faith, after consultation with its counsel and financial advisor, that such Person is reasonably likely to submit to Adams a Superior Proposal and that failure to take such action would reasonably be expected to be inconsistent with the board of directors’ fiduciary duties; provided, however, that, prior to providing any nonpublic information to such Person or participating in discussions or negotiations with such Person, Adams shall have entered into a confidentiality agreement with such Person on terms that are substantially similar to the confidentiality provisions of the Confidentiality Agreement and that any nonpublic information concerning Adams and its Subsidiaries provided to such Person, to the extent not previously provided to EQBK, is promptly provided to EQBK. In addition, nothing herein shall restrict Adams from complying with its disclosure obligations with regard to any Acquisition Proposal under applicable Law.

(c) Adams will promptly (and in any event within 48 hours) notify EQBK of the receipt by Adams of any Acquisition Proposal, which notice shall include the material terms of and identity of the Person(s) making such Acquisition Proposal. Adams will (subject to the fiduciary duties of the board of directors) keep EQBK reasonably informed of the status and material terms and conditions of any such Acquisition Proposal and of any material amendments or proposed material amendments thereto and will promptly notify EQBK of any determination by Adams’s Board that such Acquisition Proposal constitutes a Superior Proposal.

(d) Adams’s Board may, at any time prior to obtaining the approval of the Adams shareholders, (i) approve, endorse or recommend a Superior Proposal or enter into a definitive agreement with respect to a Superior Proposal or (ii) modify or amend in a manner adverse to EQBK or withdraw Adams Recommendation ((i) or (ii) above being referred to as a “Change in Recommendation”), provided that (x) prior to such Change in Recommendation, Adams’s Board shall determine, in good faith (after consultation with its counsel), that the failure to take such action would be inconsistent with the directors’ fiduciary duties under applicable Law and (y) such Change in Recommendation is in connection with a Superior Proposal or an Intervening Event and such Superior Proposal has been made and has not been withdrawn and continues to be a Superior Proposal after taking into account any action taken by EQBK pursuant to Section 5.22(e).

(e) Notwithstanding anything to the contrary contained in this Agreement, Adams may not terminate this Agreement to enter into a definitive agreement with respect to a Superior Proposal unless (i) it notifies EQBK in writing of its intention to take such action at least five (5) Business Days prior to taking such action, specifying the material terms of any applicable Superior Proposal, identifying the Person(s) making such Superior Proposal and providing EQBK an unredacted copy of all of the agreements with the party making such Superior Proposal, (ii) EQBK does not make, after being provided with reasonable opportunity to negotiate with Adams and its agents and representatives, within such five (5) Business Day period, irrevocable adjustments in the terms and conditions of this Agreement that Adams’s Board determines, in good faith after consultation with its counsel and financial advisors, is at least as favorable to Adams’s shareholders as such Superior Proposal and (iii) Adams is not in material breach of this Section 5.22.

Section 5.23 Tax-free Reorganization. Officers of Adams and its Subsidiaries shall execute and deliver to Stinson Leonard Street LLP and Norton Rose Fulbright US LLP, respectively, certificates containing appropriate representations and covenants, reasonably satisfactory in form and substance to each counsel, at such time or times as may be reasonably requested by each counsel, including prior to the effective date of the Proxy Statement/Prospectus and the Closing Date, in connection with each counsel’s delivery of an opinion with respect to the Tax treatment of the Integrated Mergers pursuant to Section 7.11 and Section 8.15.

ARTICLE VI

COVENANTS OF EQBK

Section 6.01 Commercially Reasonable Efforts. EQBK shall use its commercially reasonable efforts to perform and fulfill all conditions and obligations on its part to be performed or fulfilled under this Agreement and to cause the consummation of the transactions contemplated hereby in accordance with this Agreement.

Section 6.02 Regulatory Filings; Registration Statement.

(a) EQBK and Merger Sub, at their own expense, with the cooperation of Adams, at its own expense, shall promptly file or cause to be filed within thirty (30) days of the date of this Agreement applications for all regulatory approvals required to be obtained by EQBK or Merger Sub in connection with this Agreement and the transactions contemplated hereby, including the necessary applications for the prior approval of the Merger by the Federal Reserve and the OSBC.

(b) EQBK shall, at EQBK’s expense, reserve and make available for issuance in connection with the Merger, and in accordance with the terms of this Agreement, the shares of EQBK Class A Stock to be issued hereunder and shall, with the cooperation of Adams and the Bank, at EQBK’s expense, file with the SEC the Registration Statement, which Registration Statement will contain the Proxy Statement/Prospectus, and EQBK shall use its commercially reasonable efforts to cause the Registration Statement to become effective at the earliest practicable time. At the time the Registration Statement becomes effective, the Registration Statement shall comply in all material respects with the provisions of the Securities Act and the published rules and regulations thereunder, and shall not contain any untrue statement of material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not false or misleading, and at the time of the mailing thereof to the Adams shareholders at the time of the Shareholders’ Meeting and on the Effective Time, the Proxy Statement/Prospectus included as part of the Registration Statement, as amended or supplemented by any amendment or supplement, shall not contain any untrue statement of a material fact or omit to state any material fact necessary to make the statements therein not false or misleading.

(c) EQBK shall timely file all documents required to obtain all necessary Blue Sky permits and approvals, if any, or any notice filings required to carry out the transactions contemplated by this Agreement, shall pay all expenses incident thereto and shall use its commercially reasonable efforts to obtain such permits and approvals, or make such notice filings, on a timely basis.

(d) EQBK shall promptly and properly prepare and file any filings required under the Securities Act or Exchange Act, relating to the Merger and the transactions contemplated herein.

(e) EQBK shall keep Adams reasonably informed as to the status of such applications and filings and shall notify Adams promptly of any developments that reasonably could be expected to significantly delay the completion of the Merger. Adams shall have the right to review in advance, subject to applicable Laws relating to the exchange of information, all material non-confidential written information to be submitted to the Regulatory Agencies in connection with the transactions contemplated by this Agreement.

(f) If EQBK becomes aware prior to the Effective Time of any information that would cause any of the statements in the Proxy Statement/Prospectus to be false or misleading with respect to any material fact, or to omit to state any material fact necessary to make the statements therein not false or misleading, EQBK shall promptly inform Adams thereof and take the necessary steps to correct the Proxy Statement/Prospectus.

Section 6.03 Untrue Representations. EQBK shall promptly notify Adams in writing if EQBK becomes aware of any fact or condition that makes untrue, or shows to have been untrue, in any material respect, any representation or warranty made in or pursuant to this Agreement or that results in the failure of EQBK to comply with any covenant, condition or agreement contained in this Agreement in all material respects.

Section 6.04 Litigation and Claims. EQBK shall promptly notify Adams of any Proceeding, pending or, to the Knowledge of EQBK, threatened against EQBK or any Subsidiary of EQBK that questions or might question the validity of this Agreement or the agreements contemplated hereby, or any actions taken or to be taken by EQBK or any Subsidiary of EQBK pursuant hereto or thereto or seeks to enjoin or otherwise restrain the transactions contemplated hereby or thereby.

Section 6.05 Material Adverse Changes. EQBK shall promptly notify Adams in writing if any change or development shall have occurred or, to the Knowledge of EQBK, been threatened (or any development shall have occurred or been threatened involving a prospective change) that (a) is reasonably likely to have, individually or in the aggregate, a Material Adverse Change on EQBK, (b) would adversely affect, prevent or delay the obtaining of any regulatory approval for the consummation of the transactions contemplated by this Agreement in any material respect or (c) would cause the conditions in Article VII not to be satisfied.

Section 6.06 Consents and Approvals. EQBK shall use its commercially reasonable efforts to obtain at the earliest practicable time all consents and approvals from third parties necessary to consummate the transactions contemplated by this Agreement at the earliest practicable time.

Section 6.07 Employee Matters.

(a) At the Effective Time, EQBK may, in its sole and absolute discretion, either discontinue the employment of one or more current employees of Adams or any of its Subsidiaries (each a “Terminated Employee”), or continue the employment of one or more current employees of Adams or any of its Subsidiaries (each a “Continuing Employee”) and provide benefits to such Continuing Employee as described in this Section 6.07; provided, however, that EQBK shall continue the employment of at least 50% of the employees of Adams as of the Effective Time for a period of at least three (3) months after the Closing Date. EQBK shall consult with the President of Adams with respect to the termination of any such employees in connection with the Closing. Subject to the right of subsequent amendment, modification, replacement or termination in the sole discretion of EQBK, each Continuing Employee shall be entitled, as an employee of EQBK or its Subsidiaries, to participate in the employee benefit plans of EQBK provided to similarly situated employees of EQBK or its Subsidiaries, if such Continuing Employee shall be eligible under such plans and, if required, selected for participation therein under the terms thereof and makes any required contributions. All such participation shall be subject to such terms of such plans as may be in effect from time to time and this Section 6.07 is not intended to give any Continuing Employee any rights or privileges superior to those of other similarly situated employees of EQBK or its Subsidiaries. The provisions of this Section 6.07 shall not be deemed or construed so as to provide duplication of similar benefits but, subject to that qualification, EQBK shall, for purposes of vesting and any age or period of service requirements for commencement of participation with respect to any employee benefit plans in which a Continuing Employee may participate (excluding any defined benefit pension plan), credit each

Continuing Employee with his or her term of service with Adams or any of its Subsidiaries to the extent such service was recognized under the analogous Employee Plan of Adams or any of its Subsidiaries. Notwithstanding the foregoing, EQBK shall use commercially reasonable efforts to cause (i) all Continuing Employees to eligible to participate on the first day of the month beginning after the Closing Date in EQBK’s or its Subsidiaries’ health and welfare plans, and (ii) for purposes of each EQBK plan providing medical, dental, pharmaceutical and/or vision benefits to any Continuing Employee, to waive all pre-existing condition exclusions and actively-at-work requirements of such EQBK plan for such Continuing Employee and his or her covered dependents, to the extent such conditions were inapplicable or waived under the comparable Employee Plan in which such Continuing Employee participated immediately prior to the Closing.

(b) Terminated Employees and Continuing Employees will be eligible to receive the severance set forth on EQBK Confidential Schedule 6.07, subject to the satisfaction of the terms and condition set forth on such schedule.

(c) Nothing in this Agreement shall confer upon any employee, officer, director, independent contractor or consultant of Adams or any of its Subsidiaries or Affiliates any right to continue in the employ or service of the Surviving Corporation, EQBK, or any Subsidiary or Affiliate thereof, or shall interfere with or restrict in any way the rights of the Surviving Corporation, Adams, EQBK or any Subsidiary or Affiliate thereof to discharge or terminate the services of any employee, officer, director or consultant of Adams or any of its Subsidiaries or Affiliates at any time for any reason whatsoever, with or without cause. Nothing in this Agreement shall be deemed to (i) establish, amend, or modify any Employee Plan or any other benefit or employment plan, program, agreement or arrangement, or (ii) alter or limit the ability of the Surviving Corporation or any of its Subsidiaries or Affiliates to amend, modify or terminate any particular Employee Plan or any other benefit or employment plan, program, agreement or arrangement after the Effective Time. Without limiting the generality of Section 10.18, nothing in this Agreement, express or implied, is intended to or shall confer upon any Person, including any current or former employee, officer, director, independent contractor or consultant (or any spouse or dependent of such individual) of Adams or any of its Subsidiaries or Affiliates, any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement.

Section 6.08 Conduct of Business in the Ordinary Course. Except as specifically provided for in this Agreement, EQBK shall conduct its business in the ordinary course as heretofore conducted. For purposes of this Section 6.08, the ordinary course of business shall consist of the banking and related business as presently conducted by EQBK and its Subsidiaries, and engaging in acquisitions and assisting in the management of its Subsidiaries.

Section 6.09 Access to Properties and Records. Subject to the Confidentiality Agreement, to the extent permitted by applicable Law, and solely for the purposes of verifying the representations and warranties of EQBK and preparing for the Merger and the other matters contemplated by this Agreement, EQBK shall, and shall cause each of its Subsidiaries to, upon reasonable notice from Adams to EQBK (a) afford the employees and officers and authorized representatives (including legal counsel, accountants and consultants) of Adams reasonable access to the properties, books and records of EQBK and its Subsidiaries during normal business hours in order that Adams may have the opportunity to make such reasonable investigation of the affairs of EQBK and its Subsidiaries, and (b) furnish Adams with such additional financial and operating data and other information as to the business and properties of EQBK as Adams shall, from time to time, reasonably request. Adams shall use commercially reasonable efforts to minimize any interference with EQBK’s business operations during any such access. EQBK agrees at any time, and from time to time, to furnish to Adams as soon as reasonably practicable, any additional information that Adams may reasonably request. Neither EQBK nor any of its Subsidiaries shall be required to provide access to or to disclose information where such access or disclosure would violate or prejudice the rights of EQBK’s customers, jeopardize the attorney-client privilege of the institution in possession or control of such information (after giving due consideration to the existence of any common interest, joint defense or similar agreement between the parties) or contravene any Law, Order, fiduciary duty or binding agreement entered into prior to the date of this Agreement.

Section 6.10 Nasdaq Listing. EQBK shall file all documents required to be filed to have the shares of EQBK Class A Stock to be issued pursuant to this Agreement included for listing on the Nasdaq Global Select Market and use its commercially reasonable efforts to affect said listing.

Section 6.11 Disclosure Schedules. At least five (5) Business Days prior to the Closing, EQBK agrees to provide Adams with supplemental disclosure schedules reflecting any material changes thereto between the date of this Agreement and the Closing Date. Delivery of such supplemental disclosure schedules shall not cure a breach or modify a representation or warranty of this Agreement.

Section 6.12 No Control of Adams’s Business. Nothing contained in this Agreement gives EQBK or any of their representatives or Affiliates, directly or indirectly, the right to control or direct the operations of Adams or the Bank prior to the Effective Time. Prior to the Effective Time, Adams shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over the operations of Adams and the Bank.

Section 6.13 Directors’ and Officers’ Indemnification and Insurance.

(a) By virtue of the occurrence of the Integrated Mergers, EQBK and Equity Bank shall, from and after the Effective Time, succeed to Adams’s and the Bank’s obligations with respect to indemnification or exculpation now existing in favor of the directors, officers, employees and agents of Adams and the Bank, respectively, as provided in their articles of incorporation, Bylaws, indemnification agreements or otherwise in effect as of the date of this Agreement with respect to matters occurring prior to the Effective Time (collectively, the “Existing Indemnification Obligation”). EQBK hereby guaranties Adams’s indemnification obligations.

(b) Except to the extent prohibited by applicable Law, following the Effective Time and for a period of six (6) years thereafter, EQBK shall indemnify, defend, and hold harmless any Person who has rights to indemnification from the Bank or Adams, under the Existing Indemnification Obligation.

(c) Prior to Closing, EQBK and Equity Bank shall obtain, at the expense of EQBK, a six (6) year tail insurance coverage policy relating to the policies of directors’ and officers’ liability insurance currently maintained by Adams and the Bank as of the date hereof with respect to claims arising from facts or events that occurred on or prior to the Effective Time (including the transactions contemplated hereby) as currently maintained by Adams (“Tail Policy”), on terms no less advantageous than those contained in Adams’s existing directors’ and officers’ and company’s liability insurance policy; provided, however, that EQBK shall not be obligated to expend, on an annual basis, an amount in excess of 200% of the current annual premium paid as of the date hereof by Adams for such insurance.

(d) If EQBK or Equity Bank or any of their successors or assigns (i) consolidates with or merges into any other Person and shall not be the continuing or surviving entity of such consolidation or merger, or (ii) transfers or conveys all or substantially all of its properties or assets to any Person, then, and in each such case, to the extent necessary, provision shall be made so that the successors and assigns of EQBK or Equity Bank expressly assume the obligations set forth in this Section 6.13.

(e) The provisions of this Section 6.13 are intended to be for the benefit of, and shall be enforceable by, each Person who is now, or has been at any time prior to the date of this Agreement or who becomes prior to the Effective Time, an officer or director of Adams or the Bank (the “Indemnified Parties”) and his or her heirs and representatives and are in addition to, and not in substitution for, any other rights to indemnification or contribution that any such person may have by contract or otherwise.

Section 6.14 Tax Matters. Following the Closing:

(a) EQBK and its counsel shall control any audit of Adams’ federal or state Tax Returns for any taxable period whether before or after the Closing Date, and EQBK may settle any such audit in any matter that it determines is appropriate and shall pay all amounts due with respect to any such settlement.

(b) EQBK shall comply with the recordkeeping and information reporting requirements imposed on them, including but not limited to those set forth in Treasury Regulation Section 1.368-3(a).

(c) EQBK will not take any action or omit to take any action that would prevent or impede the Integrated Mergers taken together from qualifying as a reorganization described in Section 368(a) of the Code or satisfying the “continuity of business enterprise” requirement for a “reorganization” as provided in Treasury Regulation Section 1.368-1(d).

Section 6.15 Tax-free Reorganization. Officers of EQBK and Merger Sub shall execute and deliver to Norton Rose Fulbright US, LLP and to Stinson Leonard Street LLP, respectively, certificates containing appropriate representations and covenants, reasonably satisfactory in form and substance to each counsel, at such time or times as may be reasonably requested by each counsel, including prior to the effective date of the Proxy Statement/Prospectus and the Closing Date, in connection with each counsel’s delivery of an opinion with respect to the Tax treatment of the Integrated Mergers pursuant to Section 7.11 and Section 8.15.

ARTICLE VII

CONDITIONS PRECEDENT TO THE OBLIGATIONS OF ADAMS

The obligations of Adams under this Agreement are subject to the satisfaction, prior to or at the Closing, of each of the following conditions, which may be waived in whole or in part by Adams:

Section 7.01 Representations and Warranties. (i) Each of the representations and warranties of the EQBK set forth in Sections 4.01, 4.02, 4.03 (other than inaccuracies that are de minimis in amount and effect) shall be true and correct in all respects at and as of the date of this Agreement and at and as of the Closing Date as though made at and as of the Closing Date (unless any such representation or warranty is made only as of a specific date, in which case as of such specific date) and (ii) each of the other representations and warranties made by EQBK in this Agreement or in any document or schedule delivered to Adams in connection with this Agreement being true and correct in all material respects (except to the extent such representations and warranties are qualified by their terms by reference to “material,” “materiality,” “in all material respects,” “Material Adverse Change,” or the like, in which case such representations and warranties as so qualified are true and correct in all respects) when made and as of the Closing with the same force and effect as if such representations and warranties were made at and as of the Closing, except with respect to those representations and warranties specifically made as of an earlier date (in which case such representations and warranties must have been true and correct as of such earlier date).

Section 7.02 Performance of Obligations. EQBK and Merger Sub have, or have caused to be, performed or observed, in all material respects, all obligations and agreements required to be performed or observed by EQBK and Merger Sub under this Agreement on or prior to the Closing Date.

Section 7.03 Shareholder Approvals. Each of this Agreement and the Merger having been approved by the requisite vote of the holders of the outstanding shares of Adams Stock as and to the extent required by the MRS (the “Requisite Adams Vote”).

Section 7.04 Government and Other Approvals. Adams and EQBK having received approvals, acquiescences or consents of the transactions contemplated by this Agreement from all necessary Governmental Entities and from the third parties listed on Adams Confidential Schedule 2.02(i) and EQBK Confidential Schedule 2.03(i), respectively, and all applicable waiting periods having expired. Further, the approvals and the transactions contemplated hereby not having been contested or threatened to be contested by any federal or state Governmental Entity or by any other third party by formal Proceedings.

Section 7.05 No Litigation. No action having been taken, and no statute, rule, regulation or Order being promulgated, enacted, entered, enforced or deemed applicable to this Agreement or the transactions contemplated hereby by any federal, state or foreign government or Governmental Entity or by any court, including the entry of a preliminary or permanent injunction, which, if successful, would (a) make the Agreement or any other agreement contemplated hereby, or the transactions contemplated hereby or thereby illegal, invalid or unenforceable, (b) impose material limits on the ability of any party to this Agreement to complete the Agreement or any other agreement contemplated hereby, or the transactions contemplated hereby or thereby, or (c) if the Agreement or any other agreement contemplated hereby, or the transactions contemplated hereby or thereby are completed, subject Adams or any Subsidiary thereof or any officer, director, shareholder or employee of Adams or any Subsidiary thereof to criminal or civil liability. Further, no action or Proceeding prior to any court or Governmental Entity, by any government or Governmental Entity or by any other Person is threatened, instituted or pending that would reasonably be expected to result in any of the consequences referred to in clauses (a) through (c) above.

Section 7.06 Delivery of Closing Documents. Adams shall have received all documents required to be received from EQBK on or prior to the Closing Date as set forth in Section 2.03 hereof, all in form and substance reasonably satisfactory to Adams.

Section 7.07 No Material Adverse Change. There having been no Material Adverse Change with respect to EQBK since September 30, 2017.

Section 7.08 Registration Statement. The Registration Statement, including any amendments or supplements thereto, shall be effective under the Securities Act and no stop order suspending the effectiveness of the Registration Statement shall be in effect or Proceedings for such purpose pending before or threatened by the SEC. All state securities permits or approvals required by applicable state securities Laws to consummate the transactions contemplated by this Agreement shall have been received and remain in effect.

Section 7.09 Nasdaq Listing. The shares of EQBK Class A Stock to be issued pursuant to this Agreement shall have been approved by Nasdaq for listing on the Nasdaq Global Select Market.

Section 7.10 Tail Policy. EQBK shall have procured the Tail Policy in accordance with the terms and subject to the conditions of Section 6.13(c).

Section 7.11 Federal Tax Opinion. Adams shall have received the written opinion of Stinson Leonard Street LLP, in form and substance reasonably satisfactory to Adams, dated as of the Closing Date, to the effect that, on the basis of facts, representations and assumptions set forth or referred to in such opinion, that are consistent with the state of facts existing at the Effective Time, that the Integrated Mergers shall together be treated as an integrated transaction that qualifies as a “reorganization” within the meaning of the Code Section 368(a)(1)(A). In rendering such opinion, such counsel may require and rely upon the certificates, representations and covenants referred to in Section 5.23 and Section 6.15.

ARTICLE VIII

CONDITIONS PRECEDENT TO THE OBLIGATIONS OF EQBK AND MERGER SUB

All obligations of EQBK and Merger Sub under this Agreement are subject to the satisfaction, prior to or at the Closing, of each of the following conditions, which may be waived in whole or in part by such parties.

Section 8.01 Representations and Warranties. (i) Each of the representations and warranties of the Adams set forth in Sections 3.01, 3.02, 3.03 (other than inaccuracies that are de minimis in amount and effect) and 3.14 shall be true and correct in all respects at and as of the date of this Agreement and at and as of the Closing Date as though made at and as of the Closing Date (unless any such representation or warranty is made only as of a specific date, in which case as of such specific date) and (ii) each of the other representations and warranties made by Adams in this Agreement or in any document or schedule delivered to EQBK in connection with this Agreement being true and correct in all material respects (except to the extent such representations and warranties are qualified by their terms by reference to “material,” “materiality,” “in all material respects,” “Material Adverse Change,” or the like, in which case such representations and warranties as so qualified are true and correct in all respects) when made and as of the Closing with the same force and effect as if such representations and warranties were made at and as of the Closing, except with respect to those representations and warranties specifically made as of an earlier date (in which case such representations and warranties must have been true and correct as of such earlier date).

Section 8.02 Performance of Obligations. Adams has, or has caused to be, performed or observed, in all material respects, all obligations and agreements required to be performed or observed by Adams under this Agreement on or prior to the Closing Date.

Section 8.03 Shareholder Approvals. Each of this Agreement and the Merger having been approved by the Requisite Adams Vote. The requisite vote of the holders of Adams Stock necessary to terminate any voting trusts, voting agreements, shareholders’ agreements or similar arrangements listed on Adams Confidential Schedule 3.26 having been obtained and such voting trusts, voting agreements, shareholders’ agreements or similar arrangements having been terminated on or prior to the Closing Date.

Section 8.04 Government and Other Approvals. EQBK and Adams having received approvals, acquiescences or consents of the transactions contemplated by this Agreement from all necessary Governmental Entities and from the third parties listed on EQBK Confidential Schedule 2.03(i) and Adams Confidential Schedule 2.02(i), respectively, and all applicable waiting periods having expired. Further, the approvals and the transactions contemplated hereby not having been contested or threatened to be contested by any federal or state Governmental Entity or by any other third party by formal Proceedings.

Section 8.05 No Litigation. No action having been taken, and no statute, rule, regulation or Order being promulgated, enacted, entered, enforced or deemed applicable to this Agreement or the transactions contemplated hereby by any federal, state or foreign government or Governmental Entity or by any court, including the entry of a preliminary or permanent injunction, which, if successful, would (a) make the Agreement or any other agreement contemplated hereby, or the transactions contemplated hereby or thereby illegal, invalid or unenforceable, (b) require the divestiture of a material portion of the assets of EQBK or its Subsidiaries, (c) impose material limits on the ability of any party to this Agreement to complete the Agreement or any other agreement contemplated hereby, or the transactions contemplated hereby or thereby, or (d) if the Agreement or any other agreement contemplated hereby, or the transactions contemplated hereby or thereby are completed, subject EQBK or any Subsidiary thereof or any officer, director, shareholder or employee of EQBK or any Subsidiary thereof to criminal or civil liability. Further, no action or Proceeding prior to any court or Governmental Entity, by any government or Governmental Entity or by any other Person is threatened, instituted or pending that would reasonably be expected to result in any of the consequences referred to in clauses (a) through (d) above.

Section 8.06 Releases. EQBK having received from each of the directors of Adams an instrument dated as of the Closing Date releasing Adams, its Subsidiaries and each of its Affiliates, successors and assigns, from any and all claims of such directors (except to certain matters described therein), the form of which is attached as Exhibit “D”. Further, EQBK having received from each of the officers of Adams, as listed on Adams Confidential Schedule 8.06, an instrument dated as of the Closing Date releasing Adams, its Subsidiaries and each of its Affiliates, successors and assigns, from any and all claims of such officers (except as to certain matters described therein), the form of which is attached as Exhibit “E”.

Section 8.07 No Material Adverse Change. There will have been no Material Adverse Change to Adams since September 30, 2017.

Section 8.08 Termination of Employee Plans. EQBK having received evidence reasonably satisfactory to EQBK that, as of the Effective Time, all Employee Plans (other than such Employee Plans EQBK elects not to terminate) have been terminated in accordance with the terms of such Employee Plans, the Code, ERISA and all other applicable Laws on a basis satisfactory to EQBK in its reasonable discretion and that, to the extent required by the Employee Plans or applicable Law, affected participants have been notified of such terminations.

Section 8.09 Registration Statement. The Registration Statement, including any amendments or supplements thereto, shall be effective under the Securities Act and no stop order suspending the effectiveness of the Registration Statement shall be in effect or proceedings for purpose pending before or threatened by the SEC. All state securities permits or approvals required by applicable state securities Laws to consummate the transactions contemplated by this Agreement shall have been received and remain in effect.

Section 8.10 Dissenting Shareholders. Holders of not more than 5% of the outstanding shares of Adams Stock having demanded or be entitled to demand payment of the fair value of their shares as dissenting shareholders under applicable provisions of the MRS.

Section 8.11 Delivery of Closing Documents. EQBK shall have received all documents required to be received from Adams on or prior to the Closing Date as set forth in Section 2.02 hereof, all in form and substance reasonably satisfactory to EQBK.

Section 8.12 Minimum Adjusted Equity. Adams’s Adjusted Equity shall be equal to or greater than $5,709,750.

Section 8.13 FIRPTA Certificate. Adams shall have delivered to EQBK (i) a notice to the IRS conforming to the requirements of Treasury Regulation Section 1.897-2(h)(2), in form and substance satisfactory to EQBK, dated as of the Closing Date and executed by Adams, and (ii) a Statement of Non-U.S. Real Property Holding Corporation Status Pursuant to Treasury Regulation Sections 1.1445-2(c)(3) and 1.897-2(h) and Certification of Non-Foreign Status, in form and substance satisfactory to EQBK, dated as of the Closing Date and executed by Adams.

Section 8.14 Federal Tax Opinion. EQBK shall have received an opinion of Norton Rose Fulbright US LLP, in form and substance reasonably satisfactory to EQBK, dated as of the Closing Date and based on facts, representations and assumptions described in such opinion, to the effect that the Integrated Mergers shall together be treated as an integrated transaction that qualifies as a “reorganization” within the meaning of Section 368(a)(1)(A) of the Code. In rendering such opinion, such counsel may require and rely upon the certificates, representations and covenants, referred to in Section 5.23 and Section 6.15.

ARTICLE IX

TERMINATION

Section 9.01 Right of Termination. This Agreement and the transactions contemplated hereby may be terminated at any time, notwithstanding the approval thereof by the shareholders of Adams, prior to the Effective Time as follows, and in no other manner:

(a) by the mutual written consent of EQBK and Adams;

(b) by either Adams or EQBK (as long as the terminating party is not in material breach of any representation, warranty, covenant or other agreement contained herein) if the conditions precedent to such parties’ obligations to close specified in Article VII and Article VIII, respectively, hereof have not been met or waived by June 30, 2018; provided, that such date may be extended to such later date as agreed upon by the parties hereto;

(c) by either EQBK or Adams if any of the transactions contemplated by this Agreement are disapproved by any Regulatory Agency whose approval is required to complete such transactions or if any court of competent jurisdiction in the United States or other federal or state governmental body has issued an Order, decree or ruling or taken any other action restraining, enjoining, invalidating or otherwise prohibiting the Agreement or the transactions contemplated hereby and such disapproval, Order, decree, ruling or other action is final and nonappealable; provided, however, that the party seeking to terminate this Agreement pursuant to this Section 9.01(c) shall have used its commercially reasonable efforts to contest, appeal and remove such Order, decree, ruling or other action but such obligation shall not apply to Adams’s termination right in the event of disapproval by any Regulatory Agency.

(d) by either EQBK or Adams if there has been any Material Adverse Change with respect to the other party;

(e) by EQBK, if there shall have been a breach of any of the covenants or agreements or any of the representations or warranties (or any such representation or warranty shall cease to be true and correct) set forth in this Agreement on the part of Adams, which breach or failure to be true and correct, either individually or in the aggregate with all other breaches (or failures of such representations and warranties to be true and correct), would constitute, if occurring or continuing on the Closing Date, the failure of the conditions set forth in Section 8.01 or Section 8.02, as the case may be; provided, that the right to terminate this Agreement under this Section 9.01(e) shall not be available to EQBK if it or Merger Sub is then in material breach of any of its representations, warranties, covenants or agreements set forth in this Agreement. If EQBK desires to terminate this Agreement because of an alleged breach or failure to be true and correct as provided in this Section 9.01(e), then it must notify Adams in writing of its intent to terminate stating the reason therefor. Adams shall have thirty (30) days from the receipt of such notice to cure the alleged breach or failure to be true and correct, if the breach or failure to be true and correct is capable of being cured;

(f) by Adams, if there shall have been a breach of any of the covenants or agreements or any of the representations or warranties (or any such representation or warranty shall cease to be true and correct) set forth in this Agreement on the part of EQBK or Merger Sub, which breach or failure to be true and correct, either individually or in the aggregate with all other breaches (or failures of such representations and warranties to be true and correct), would constitute, if occurring or continuing on the Closing Date, the failure of the conditions set forth in Section 7.01 or Section 7.02, as the case may be; provided, that the right to terminate this Agreement under this Section 9.01(f) shall not be available to Adams if it is then in material breach of any of its representations, warranties, covenants or agreements set forth in this Agreement. If Adams desires to terminate this Agreement because of an alleged breach or failure to be true and correct as provided in this Section 9.01(f), then it must notify EQBK in writing of its intent to terminate stating the reason therefor. EQBK shall have thirty (30) days from the receipt of such notice to cure the alleged breach or failure to be true and correct, if the breach or failure to be true and correct is capable of being cured;

(g) by EQBK or Adams, if this Agreement and the Merger are not approved by the Requisite Adams Vote at the Shareholders’ Meeting, or at any adjournment or postponement thereof; provided, however, that Adams may not terminate this Agreement pursuant to this Section 9.01(g) if Adams has breached in any material respect any of its obligations under this Agreement, in each case in a manner that caused the failure to obtain the approval of the Adams shareholders at the Shareholders’ Meeting, or at any adjournment or postponement thereof;

(h) by Adams prior to obtaining the approval of the Adams shareholders at the Shareholders’ Meeting, and subject to the terms and conditions of Section 5.22(e), in order to accept a Superior Proposal;

(i) by EQBK if Adams’s Board shall have effected a Change in Recommendation; or

(j) by EQBK if Adams or the Bank enter into any formal or informal administrative action with a Governmental Entity or any such action is threatened by a Governmental Entity.

(k) by Adams if EQBK or Equity Bank enter into any formal or informal administrative action with a Governmental Entity or any such action is threatened by a Governmental Entity; or

(l) by Adams, not later than the end of the second Business Day following the Calculation Date, in the event that as of the Calculation Date, both of the following conditions are satisfied:

(i) the EQBK Closing VWAP is less than 80% of the EQBK Starting Price; and

(ii) the quotient of (A) the EQBK Closing VWAP, divided by (B) the EQBK Starting Price, is less than the product of (X) the Index Change Ratio, multiplied by (Y) 0.80.

If Adams elects to terminate pursuant to this Section 9.01(l) and provides such written notice to EQBK, then within two (2) Business Days following EQBK’s receipt of such notice, EQBK may elect by written notice to Adams to reinstate the Merger and the other transactions contemplated by this Agreement and (A) adjust the Exchange Ratio to equal a number equal to the lesser of (i) a quotient (rounded to the nearest one-thousandth), the numerator of which is $13.22 and the denominator of which is the EQBK Closing VWAP, and (ii) a quotient (rounded to the nearest one-thousandth), the numerator of which is $13.22 multiplied by the Index Change Ratio, and the denominator of which is the EQBK Closing VWAP, or (B) in the alternative, not adjust the Exchange Ratio, and, in lieu of thereof, add an amount in cash to the Per Share Cash Amount such that each holder of Adams Stock would be entitled to receive, in respect of each share of Adams Stock, the equivalent value, based on the EQBK Closing VWAP for each share of Adams Stock as such holder would have received had the Exchange Ratio been adjusted in accordance with clause (A), provided that such additional cash amount will not prevent or impede the Merger from qualifying as a reorganization as described in Section 368(a) of the Code. If EQBK makes such election to reinstate the Merger and the other transactions contemplated by this Agreement, no termination will occur pursuant to this Section 9.01(l) and this Agreement will remain in effect according to its terms (except as the Merger Consideration has been adjusted). The calculations pursuant to this Section 9.01(l) shall be appropriately adjusted to reflect any stock split, reverse stock split, stock dividend (including any dividend or distribution of securities convertible into EQBK Class A Stock, as applicable), reorganization, recapitalization, reclassification, combination, exchange of shares or other like change with respect to the number of shares of EQBK Class A Stock outstanding after the date hereof and prior to the Calculation Date.

Section 9.02 Notice of Termination. The power of termination provided for by Section 9.01 hereof may be exercised only by a notice given in writing, as provided in Section 10.08 of this Agreement.

Section 9.03 Effect of Termination.

(a) If this Agreement is terminated pursuant to the provisions of Section 9.01 hereof, then no party to this Agreement will have any further liability or obligation under this Agreement; provided, however, that:

(i) no such termination shall relieve any party hereto of any liability or damages resulting from any willful breach of this Agreement or actual fraud;

(ii) the provisions of this Section 9.03, and Article X (other than Section 10.06) shall survive any such termination; and

(iii) the Confidentiality Agreement shall survive any such termination in accordance with its terms.

(b) If this Agreement is terminated:

(i) by EQBK or Adams pursuant to Section 9.01(g), Adams pursuant to Section 9.01(h), or by EQBK pursuant to Section 9.01(i), then Adams shall pay to EQBK, by wire transfer of same day funds, a termination fee equal to $850,000 (the “Termination Fee”), within two (2) Business Days of receipt of such written notice of termination from EQBK;

(ii) In the event that after the date of this Agreement and prior to the termination of this Agreement, a bona fide Acquisition Proposal shall have been made known to senior management of

Adams, the Adams Board or directly to Adams’s shareholders generally or any person shall have publicly announced (and not withdrawn) an Acquisition Proposal with respect to Adams and (A) thereafter (I) this Agreement is terminated by either EQBK or Adams pursuant to Section 9.01(b) and Adams shall have failed to obtain the Requisite Adams Vote at the duly convened Shareholders’ Meeting of Adams or any adjournment or postponement thereof at which a vote on the adoption of this Agreement was taken, or (II) this Agreement is terminated by EQBK pursuant to Section 9.01(e), and (B) prior to the date that is twelve (12) months after the date of such termination, Adams enters into a definitive agreement or consummates a transaction with respect to an Acquisition Proposal (whether or not the same Acquisition Proposal as that referred to above), then Adams shall, on the earlier of the date it enters into such definitive agreement and the date of consummation of such transaction, pay EQBK, by wire transfer of same day funds, the Termination Fee; provided, that, solely for the purposes of this Section 9.03(b)(ii), the term “Acquisition Proposal” shall have the meaning ascribed thereto in Section 10.11, except that all references in such definition to 15% shall be changed to 50%.

(c) Each of the parties hereto acknowledges and hereby agrees that the provisions of Section 9.03(b) are an integral part of the transactions contemplated by this Agreement, that such amounts do not constitute a penalty, and that, without such provisions, the parties would not have entered into this Agreement. If Adams shall fail to pay in a timely manner any amount due to EQBK pursuant to this Section 9.03, then Adams (i) shall pay to EQBK the reasonable costs and expenses of EQBK (including its reasonable attorneys’ fees and expenses) incurred or accrued in connection EQBK’s efforts to obtain payment of any amounts due to EQBK and (ii) shall pay all interest accrued on any amount due to EQBK pursuant to this Section 9.03, which shall accrue at the prime lending rate prevailing during such period as published in The Wall Street Journal. Any interest payable hereunder shall be calculated on a daily basis from the date such amounts were required to be paid until (but excluding) the date of actual payment, and on the basis of a 360-day year.

(d) The fees described in this Section 9.03 shall be the exclusive remedy for a termination of the Agreement as specified in Section 9.03(b) and shall be in lieu of damages incurred in the event of any such termination of this Agreement.

ARTICLE X

MISCELLANEOUS

Section 10.01 Non Survival of Representations, Warranties, Covenants and Agreements. The representations, warranties, covenants and agreements of the parties hereto contained in this Agreement shall terminate at the Effective Time or upon termination of this Agreement pursuant to Article IX, except that the agreements set forth in Article I, Section 6.07 and Section 6.13 shall survive the Effective Time indefinitely, and those set forth in Section 9.03 and this Article X hereof shall survive termination indefinitely.

Section 10.02 Expenses. Except as specifically provided in this Agreement, each of the parties to this Agreement is obligated to pay all of its expenses and costs (including all counsel fees and expenses) incurred in connection with this Agreement and the consummation of the transactions contemplated hereby.

Section 10.03 Brokerage Fees and Commissions.

(a) Except as set forth on EQBK Confidential Schedule 10.03(a), EQBK hereby represents to Adams that no agent, representative or broker has represented EQBK in connection with the transactions described in this Agreement.

(b) Except as set forth on Adams Confidential Schedule 10.03(b), Adams hereby represents to EQBK that no agent, representative or broker has represented Adams in connection with the transactions described in this Agreement.

Section 10.04 Entire Agreement. This Agreement, the Director Support Agreements, Voting Agreement, the EQBK Confidential Schedules, the Adams Confidential Schedules, the Confidentiality Agreement and the other agreements, documents, schedules and instruments signed and delivered by the parties to each other at the Closing are the full understanding of the parties, a complete allocation of risks between them and a complete and exclusive statement of the terms and conditions of their agreement relating to the subject matter hereof and supersede any and all prior agreements, whether written or oral, that may exist between the parties with respect thereto. Except as otherwise specifically provided in this Agreement, no conditions, usage of trade, course of dealing or performance, understanding or agreement purporting to modify, vary, explain or supplement the terms or conditions of this Agreement is binding unless hereafter made in writing and signed by the party to be bound, and no modification will be effected by the acknowledgment or acceptance of documents containing terms or conditions at variance with or in addition to those set forth in this Agreement.

Section 10.05 Binding Effect; Assignment. All of the terms, covenants, representations, warranties and conditions of this Agreement are binding upon, and inure to the benefit of and are enforceable by, the parties and their respective successors, representatives and permitted assigns. No party to this Agreement may assign this Agreement, by operation of law or otherwise, in whole or in part, without the prior written consent of the other parties, and any purported assignment made or attempted in violation of this Section shall be null and void.

Section 10.06 Further Cooperation. The parties agree that they will, at any time and from time to time after the Closing, upon request by the other and without further consideration, do, perform, execute, acknowledge and deliver all such further acts, deeds, assignments, assumptions, transfers, conveyances, powers of attorney, certificates and assurances as may be reasonably required in order to complete the transactions contemplated by this Agreement or to carry out and perform any undertaking made by the parties hereunder.

Section 10.07 Severability. If any provision of this Agreement is held to be illegal, invalid or unenforceable under present or future Laws, then (a) this Agreement is to be construed and enforced as if such illegal, invalid or unenforceable provision were not a part hereof; and (b) the remaining provisions of this Agreement will remain in full force and effect and will not be affected by such illegal, invalid or unenforceable provision or by its severance from this Agreement.

Section 10.08 Notices. Any and all payments (other than payments at the Closing), notices, requests, instructions and other communications required or permitted to be given under this Agreement after the date of this Agreement by any party hereto to any other party may be delivered personally or by nationally recognized overnight courier service or sent by U.S. mail or (except in the case of payments) by facsimile transmission, at the respective addresses or transmission numbers set forth below and is deemed delivered (a) in the case of personal delivery or facsimile transmission, when received; (b) in the case of mail, upon the earlier of actual receipt or five (5) Business Days after deposit in the United States Postal Service, first class certified or registered mail, postage prepaid, return receipt requested; and (c) in the case of an overnight courier service, one (1) Business Day after delivery to such courier service with and instructions for overnight delivery. The parties may change their respective addresses and transmission numbers by written notice to all other parties, sent as provided in this Section. All communications must be in writing and addressed as follows:

If to Adams or Shareholders’ Representative:

David Charles Chinnery

Chairman and Chief Executive Officer

Adams State Bancshares, Inc.

651 NE Coronado Drive

Blue Springs, MO 64014

Facsimile: (816) 200-4498

With a copy (which shall not constitute notice) to:

Bob Monroe, Esq.

Stinson Leonard Street LLP

1201 Walnut Street, Suite 2900

Kansas City, MO 64106-2150

Facsimile: (816) 412-8117

If to EQBK or Merger Sub:

Brad S. Elliott

Chairman and Chief Executive Officer

Equity Bancshares, Inc.

7701 East Kellogg Drive, Suite 300

Wichita, Kansas 67207

Facsimile: (316) 681-0839

With a copy (which shall not constitute notice) to:

Michael G. Keeley, Esq.

Norton Rose Fulbright US LLP

2200 Ross Avenue, Suite 3600

Dallas, Texas 75201-7932

Facsimile: (214) 855-8200

Section 10.09 GOVERNING LAW. THIS AGREEMENT IS TO BE CONSTRUED IN ACCORDANCE WITH AND GOVERNED BY THE LAWS OF THE STATE OF KANSAS, WITHOUT REGARD FOR THE PROVISIONS THEREOF REGARDING CHOICE OF LAW THAT WOULD APPLY THE LAW OF A DIFFERENT JURISDICTION. EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES AND, THEREFORE, EACH SUCH PARTY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LEGAL ACTION ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT. EACH PARTY TO THIS AGREEMENT CERTIFIES AND ACKNOWLEDGES THAT (A) NO REPRESENTATIVE OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT SEEK TO ENFORCE THE FOREGOING WAIVER IN THE EVENT OF A LEGAL ACTION, (B) SUCH PARTY HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (C) SUCH PARTY MAKES THIS WAIVER VOLUNTARILY, AND (D) SUCH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION.

Section 10.10 Multiple Counterparts. For the convenience of the parties hereto, this Agreement may be signed in multiple counterparts, each of which will be deemed an original, and all counterparts hereof so signed by the parties hereto, whether or not such counterpart will bear the execution of each of the parties hereto, will be deemed to be, and is to be construed as, one and the same Agreement. A facsimile or electronic scan in “PDF” format of a signed counterpart of this Agreement will be sufficient to bind the party or parties whose signature(s) appear thereon.

Section 10.11 Definitions. For purposes of this Agreement, the following terms have the meanings specified or referred to in this section:

“Acquisition Proposal” means any of the following: (a) a merger, consolidation, or any similar transaction of any entity with Adams or any of its Subsidiaries, (b) a purchase, lease or other acquisition of 15% or more of the assets of Adams or any of its Subsidiaries, (c) a purchase or other acquisition of “beneficial ownership” by any “person” or “group” (as such terms are defined in Section 13(d)(3) of

Exchange Act) (including by way of merger, consolidation, share exchange, or otherwise) that would cause such person or group to become the beneficial owner of 15% or more of the securities of Adams or any of its Subsidiaries after the date of this Agreement, (d) a tender or exchange offer to acquire 15% or more of the securities of Adams or any of its Subsidiaries, (e) a public proxy or consent solicitation made to the shareholders of Adams or any of its Subsidiaries seeking proxies in opposition to any proposal relating to any of the transactions contemplated by this Agreement, or (f) the making of a bona fide offer or proposal to the board of directors or shareholders of Adams or any of its Subsidiaries to engage in one or more of the transactions referenced in clauses (a) through (e) above.

“Adams” shall have the meaning set forth in the preamble.

“Adams Board” shall have the meaning set forth in the Recitals.

“Adams Confidential Schedule” is defined in the first paragraph of Article III.

“Adams Constituent Documents” shall have the meaning set forth in Section 3.04(a).

“Adams Financial Statements” shall have the meaning set forth in Section 3.05(a)(ii).

“Adams Merger Costs” shall have the meaning set forth in Section 1.06(a)(i).

“Adams Recommendation” shall have the meaning set forth in Section 3.08.

“Adams Stock” shall have the meaning set forth in Section 1.05(b).

“Adjusted Cash Amount” shall have the meaning set forth in Section 1.06(a)(iii).

“Adjusted Equity” shall have the meaning set forth in Section 1.06(a)(ii).

“Affiliate” means any Person that, directly or indirectly, through one or more intermediaries, (a) owns or controls another Person, (b) is owned or controlled by another Person, or (c) is under common control or ownership with another Person, and ownership means the direct or indirect beneficial ownership of more than fifty percent (50%) of the equity securities of a Person, or, in the case of a Person that is not a corporation, more than fifty percent (50%) of the voting and/or equity interest, and control means, to the extent not included in the definition of ownership, the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of another Person, whether through ownership of voting securities or by contract or otherwise.

“Agreement” shall have the meaning set forth in the preamble.

“Bank” shall have the meaning set forth in the Recitals.

“Bank Merger” shall have the meaning set forth in the Recitals.

“Bank Merger Agreement” shall have the meaning set forth in Section 1.10.

“Bank Stock” shall have the meaning set forth in Section 3.03(b).

“Bankruptcy Exception” means, in respect of any agreement, contract, commitment or obligation, any limitation thereon imposed by any bankruptcy, insolvency, fraudulent conveyance, reorganization, receivership, moratorium or similar Law affecting creditors’ rights and remedies generally and, with respect to the enforceability of any agreement, contract, commitment or obligation, by general principles of equity, including principles of commercial reasonableness, good faith and fair dealing, regardless of whether enforcement is sought in a Proceeding at Law or in equity.

“BHCA” shall have the meaning set forth in the preamble.

“Business Day” means Monday through Friday of each week, except a legal holiday recognized as such by the United States federal government or any day on which banking institutions in Wichita, Kansas are authorized or required by Law to be closed.

“Calculation Date” shall have the meaning set forth in Section 1.06(a)(iv).

“Call Reports” shall have the meaning set forth in Section 3.05(c).

“Cancelled Shares” shall have the meaning set forth in Section 1.05(d).

“Certificate” shall have the meaning set forth in Section 1.07(c).

“Change in Recommendation” shall have the meaning set forth in Section 5.22(d).

“Closing” shall have the meaning set forth in Section 2.01(a).

“Closing Date” shall have the meaning set forth in Section 2.01(a).

“COBRA” shall have the meaning set forth in Section 3.28(d).

“Code” shall have the meaning set forth in the Recitals.

“Confidentiality Agreement” means the Confidentiality Agreement, effective as of April 19, 2017, by and between Adams and EQBK.

“Continuing Employee” shall have the meaning set forth in Section 6.07(a).

“Controlled Group Plans” shall have the meaning set forth in Section 3.28(h).

“CRA” shall have the meaning set forth in Section 3.32.

“Director Support Agreement” shall have the meaning set forth in the Recitals.

“Dissenting Shares” shall have the meaning set forth in Section 1.08.

“Dissenting Shareholder” shall have the meaning set forth in Section 1.08.

“Dodd-Frank Act” shall have the meaning set forth in Section 3.36.

“Effective Time” shall have the meaning set forth in Section 2.01(b).

“Employee Plans” shall have the meaning set forth in Section 3.28(a).

“Environmental Inspections” shall have the meaning set forth in Section 5.12(a).

“Environmental Laws” means the common Law and all federal, state, local and foreign Laws or regulations, codes, Orders, decrees, judgments or injunctions issued, promulgated, approved or entered thereunder, now or hereafter in effect, relating to pollution or protection of human health and the environment, including Laws relating to (i) emissions, discharges, releases or threatened releases of Hazardous Materials, into the environment (including ambient air, surface water, ground water, land surface or subsurface strata), (ii) the manufacture, processing, distribution, use, generation, treatment, storage, disposal, transport or handling of Hazardous Materials, and (iii) underground and above ground storage tanks, and related piping, and emissions, discharges, releases or threatened releases therefrom, (iv) the conservation of open space, ecosystems, wetlands or water of the United States or a state, and (v) the preservation of cultural or historic structures or artifacts.

“EQBK” shall have the meaning set forth in the preamble.

“EQBK Board” shall have the meaning set forth in the Recitals.

“EQBK Capital Stock” shall have the meaning set forth in Section 4.03(a).

“EQBK Class A Stock” shall have the meaning set forth in Section 1.05(a).

“EQBK Class B Stock” shall have the meaning set forth in Section 1.05(a).

“EQBK Closing VWAP” means the volume-weighted average price per share of EQBK Class A Stock for a twenty (20) trading day period, starting with the opening of trading on the twenty-first (21st) trading day prior to the Calculation Date to the closing of trading on the trading day prior to the Calculation Date, rounded to the nearest cent, as reported by Bloomberg Finance L.P.

“EQBK Confidential Schedule” is defined in the first paragraph of Article IV

“EQBK Constituent Documents” shall have the meaning set forth in Section 4.05(b).

“EQBK Financial Statements” shall have the meaning set forth in Section 4.04(b).

“EQBK Preferred Stock” shall have the meaning set forth in Section 4.03(a).

“EQBK SEC Reports” shall have the meaning set forth in Section 4.04(a).

“EQBK Starting Price” means $34.49.

“Equity Bank” shall have the meaning set forth in the Recitals.

“Equity Adjustment” shall have the meaning set forth in Section 1.06(a)(v).

“ERISA” shall have the meaning set forth in Section 3.28(a).

“Exchange Act” means the Securities Exchange Act of 1934, as amended.

“Exchange Agent” shall have the meaning set forth in Section 1.07(a).

“Exchange Fund” shall have the meaning set forth in Section 1.07(b).

“Exchange Ratio” shall have the meaning set forth in Section 1.06(a)(vi).

“Existing Indemnification Obligation” shall have the meaning set forth in Section 6.13(a).

“FDIA” shall have the meaning set forth in Section 2.02(e).

“FDIC” shall have the meaning set forth in Section 2.02(e).

“Federal Reserve” shall mean the Board of Governors of the Federal Reserve System.

“GAAP” shall have the meaning set forth in Section 3.05(b).

“Governmental Entity” means any court, arbitrator, administrative agency or commission, board, bureau or other governmental or Regulatory Agency or instrumentality.

“Hazardous Material” means any pollutant, contaminant, chemical, or toxic or hazardous substance, constituent, material or waste, or any other chemical, substances, constituent or waste including, among others, asbestos, lead-based paint, urea-formaldehyde, petroleum, crude oil or any fraction thereof or any petroleum product, but does not include de minimis quantities or as office or cleaning supplies.

“Indemnified Parties” shall have the meaning set forth in Section 6.13(e).

“Index Change Ratio” shall mean the quotient of (i) the 20-day average closing price of the KBW NASDAQ Regional Banking Index (KRX) (or, if such index is not available, a similar index that may be agreed upon by the parties hereto that substantially replicates the KBW NASDAQ Regional Banking Index (KRX)) over the twenty (20) trading day period beginning on the twenty-first (21st) trading day prior to the Calculation Date and ending on the trading day prior to the Calculation Date, divided by (ii) 111.79.

“Integrated Mergers” shall have the meaning set forth in the Recitals.

“Intervening Event” means any material event, change, effect, development or occurrence occurring or arising after the date of this Agreement that, individually or in the aggregate, materially affects the business, financial condition, or results of operations of Adams and its Subsidiaries, taken as a whole, that (i) was not known, or reasonably foreseeable, to Adams’s Board as of or prior to the date of this Agreement and did not result from a breach of this Agreement by Adams and (ii) does not relate to or involve an Acquisition Proposal.

“Initial Supplement Date” shall have the meaning set forth in Section 5.19.

“IRS” shall have the meaning set forth in Section 3.12(m).

“KGCC” shall have the meaning set forth in Section 1.09.

A person has “Knowledge” of, or acts “Knowingly” with respect to, a particular fact or other matter if any individual who is presently serving as a director or “executive officer” (as such term is defined of 12 C.F.R. Part 215 (Regulation O)) of that person, after reasonable inquiry, is actually aware of such fact or other matter.

“Law” shall mean any federal or state constitution, statute, regulation, rule, or common law applicable to a Person.

“Leases” shall have the meaning set forth in Section 3.11(a)(i).

“Leased Real Property” shall have the meaning set forth in Section 3.09.

“Letter of Transmittal” shall have the meaning set forth in Section 1.07(c).

“Lien(s)” means any mortgage, security interest, pledge, encumbrance or lien (statutory or otherwise).

“Listed Contracts” shall have the meaning set forth in Section 3.11(a).

“Material Adverse Change” means, with respect to any party, that any material adverse change in the business, results of operations, condition (financial or otherwise), assets, properties, liabilities (absolute, accrued, contingent or otherwise) or reserves of such party and its Subsidiaries, taken as a whole, has occurred, but excluding any change with respect to, or effect on, such party resulting from or in connection with any of the following, by itself or by themselves, either alone or in combination, to constitute or contribute to: (i) any changes in Laws or interpretations thereof that are generally applicable to the banking or savings industries; (ii) changes in GAAP that are generally applicable to the banking or savings industries; (iii) the execution and delivery of this Agreement, the announcement thereof, or the performance of the transactions contemplated hereby, including any expenses which are reasonably incurred in connection with this Agreement or the transactions contemplated by this Agreement; (iv) changes in global, national or regional political conditions or general economic or market conditions in the United States or the State of Kansas or the State of Missouri, including changes in prevailing interest rates, credit availability and liquidity, currency exchange rates, and price levels or trading volumes in the United States or foreign securities markets affecting other companies in the financial services industry; (v) general changes in the credit markets or general downgrades in the credit markets; (vi) actions or omissions of a party taken as required by this Agreement or with the prior informed written consent of the other party or parties in contemplation of the transactions contemplated by this Agreement; (vii) any natural or man-made disaster or acts of God; (viii) outbreak or escalation of hostilities, declared or undeclared acts of war or terrorism; or (ix) any litigation relating to this Agreement or the transactions contemplated hereby; provided, that, in the case of clauses (i), (ii), (iv) (v), (vii) or (viii), such party is not affected to a greater extent than other Persons, bank holding companies or insured depository institutions in the industry in which such party operates.

“Merger” shall have the meaning set forth in the Recitals.

“Merger Consideration” shall have the meaning set forth in Section 1.05(b)(ii).

“Merger Sub” shall have the meaning set forth in the Preamble.

“Minimum Equity” shall have the meaning set forth in Section 1.06(a)(vii).

“Missouri DOF” “Adams” shall have the meaning set forth in Section 2.02(b).

“MRS” shall have the meaning set forth in Section 1.01.

“Nonqualified Deferred Compensation Plan” shall have the meaning set forth in Section 3.28(l).

“Order” shall mean any award, decision, decree, injunction, judgment, order, ruling, or verdict entered, issued, made or rendered by any court, administrative agency or any other Governmental Entity.

“OREO Property” shall have the meaning set forth in Section 3.09.

“OSBC” means the Office of the State Bank Commissioner of Kansas.

“Owned Real Property” shall have the meaning set forth in Section 3.09.

“Permitted Encumbrances” shall mean only (i) Liens for Taxes not yet due and payable and that do not constitute penalties , (ii) statutory Liens of landlords, (iii) Liens of carriers, warehousemen, mechanics, materialmen and repairmen incurred in the ordinary course of business consistent with past practice and not yet delinquent, (iv) zoning, building, or other restrictions, variances, covenants, rights of way, rights of subtenants, encumbrances, easements and other minor irregularities in title, none of which, individually or in the aggregate, interfere in any material respect with the present use of or occupancy of the affected parcel by the Bank, or have a material detrimental effect on the value thereof or its present use.

“Per Share Cash Amount” shall have the meaning set forth in Section 1.06(a)(viii).

“Per Share Merger Consideration” shall have the meaning set forth in Section 1.05(b)(ii).

“Person” means an individual, a partnership, a corporation, a limited liability company, an association, a joint stock company, a trust, a joint venture, an unincorporated organization, any other business entity, or a governmental entity (or any department, agency, or political subdivision thereof).

“PPACA” shall have the meaning set forth in Section 3.28(d).

“Proceeding” means any action, claim, audit or other inquiry, hearing, investigation, suit or other charge or proceeding (whether civil, criminal, administrative, investigative, formal or informal) by or before any Governmental Entity or before an arbitrator or arbitral body or mediator.

“Property” or “Properties” shall mean the Owned Real Property and Leased Real Property.

“Proprietary Rights” shall have the meaning set forth in Section 3.15.

“Proxy Statement/Prospectus” shall have the meaning set forth in Section 5.02(a)(iv).

“Registration Statement” shall have the meaning set forth in Section 5.13(a).

“Regulatory Agency” means (i) any self-regulatory organization, (ii) the Federal Reserve, (iii) the FDIC, (iv) Missouri DOF (v) the SEC, or (vi) any other federal or state governmental or regulatory agency or authority having or claiming jurisdiction over a party to this Agreement or the transactions contemplated hereby.

“Retirement Plan” shall have the meaning set forth in Section 5.14(a).

“Requisite Adams Vote” shall have the meaning set forth in Section 7.03.

“SEC” shall have the meaning set forth in Section 3.37.

“Secondary Investigation” shall have the meaning set forth in Section 5.12(a).

“Second Certificate of Merger” shall have the meaning set forth in Section 1.09.

“Second Effective Time” shall have the meaning set forth in Section 1.09.

“Second Step Merger” shall have the meaning set forth in the Recitals.

“Securities Act” shall mean Securities Act of 1933, as amended.

“Share Adjustment” shall have the meaning set forth in Section 1.05(f).

“Shareholders’ Meeting” shall have the meaning set forth in Section 5.02(a)(i).

“SOA” shall have the meaning set forth in Section 5.20(b).

“Subsidiary” means, when used with reference to an entity, any corporation, a majority of the outstanding voting securities of which are owned directly or indirectly by such entity or any partnership, joint venture or other enterprise in which any entity has, directly or indirectly, a majority equity interest.

“Superior Proposal” means any bona fide written Acquisition Proposal received after the date hereof that Adams’s Board determines in good faith, after consultation with its outside legal and financial advisors, to be reasonably likely to be consummated in accordance with its terms and to be more favorable to Adams and its shareholders from a financial point of view than the transactions contemplated hereby (including any adjustment to the terms and conditions proposed by EQBK in response to such proposal pursuant to Section 5.22(e) or otherwise); provided that for purposes of this definition references to 15% in the definition of “Acquisition Proposal” shall be deemed to be references to 50%.

“Surviving Corporation” shall have the meaning set forth in Section 1.01.

“Tail Policy” shall have the meaning set forth in Section 6.13(c).

“Tax” or “Taxes” means all (i) United States federal, state or local or non-United States taxes, assessments, charges, duties, levies, interest or other similar governmental charges of any nature, including all income, franchise, profits, capital gains, capital stock, transfer, sales, use, occupation, property, excise, severance, windfall profits, stamp, stamp duty reserve, license, payroll, withholding, ad valorem, value added, alternative minimum, environmental, customs, social security (or similar), unemployment, sick pay, disability, registration and other taxes, assessments, charges, duties, interest, fees, levies or other similar governmental charges of any kind whatsoever, whether disputed or not, together with all estimated taxes, deficiency assessments, additions to tax, charges, duties, levies, penalties and interest; (ii) any liability for the payment of any amount of a type described in clause (i) arising as a result of being or having been a member of any consolidated, combined, unitary or other group or being or having been included or required to be included in any Tax Return related thereto; and (iii) any liability for the payment of any amount of a type described in clause (i) or clause (ii) as a result of any obligation to indemnify or otherwise assume or succeed to the liability of any other Person.

“Tax Return” means any return, declaration, report, claim for refund, or information return or statement relating to Taxes, including any schedule or attachment thereto, and including any amendment thereof.

“Terminated Employee” shall have the meaning set forth in Section 6.07(a).

“Termination Fee” shall have the meaning set forth in Section 9.03(b)(i).

“Treasury Regulations” means the regulations promulgated by the United States Department of the Treasury pursuant to and in respect of provisions of the Code. All references herein to sections of the Treasury Regulations shall include any corresponding provision or provisions of succeeding, similar, substitute proposed or final Treasury Regulations.

“Voting Agreement” shall have the meaning set forth in the Recitals.

“Welfare Plan” shall have the meaning set forth in Section 5.14(b).

Section 10.12 Specific Performance. Each of the parties hereto acknowledges that the other parties would be irreparably damaged and would not have an adequate remedy at Law for money damages if any of the covenants contained in this Agreement were not performed in accordance with its terms or otherwise were materially breached. Each of the parties hereto therefore agrees that, without the necessity of proving actual damages or posting bond or other security, the other party will be entitled to temporary and/or permanent injunction or injunctions which a court of competent jurisdiction concludes is justified to prevent breaches of such performance and to specific enforcement of such covenants in addition to any other remedy to which they may be entitled, at Law or in equity.

Section 10.13 Rules of Construction. Whenever the words “include,” “includes” or “including” are used in this Agreement, they are deemed to be followed by the words “without limitation.” The words “hereof,” “herein” and “hereunder” and words of similar import when used in this Agreement refer to this Agreement as a whole and not to any particular provision in this Agreement. Each use herein of the masculine, neuter or feminine gender is deemed to include the other genders. Each use herein of the plural includes the singular and vice versa, in each case as the context requires or as is otherwise appropriate. The word “or” is used in the inclusive sense. Any agreement or instrument defined or referred to herein or in any agreement or instrument that is referred to herein means such agreement or instrument as from time to time amended, modified or supplemented, including by waiver or consent. References to a Person are also to its permitted successors or assigns. In the event that an ambiguity or a question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provision of this Agreement.

Section 10.14 Articles, Sections, Exhibits and Schedules. All articles and sections referred to herein are articles and sections, respectively, of this Agreement and all exhibits and schedules referred to herein are exhibits and schedules, respectively, attached to this Agreement. Descriptive headings as to the contents of particular sections are for convenience only and do not control or affect the meaning, construction or interpretation of this Agreement or any particular section. Any and all schedules, exhibits, certificates or other documents or instruments referred to herein or attached hereto are and will be incorporated herein by reference hereto as though fully set forth herein.

Section 10.15 Public Disclosure. None of EQBK, Merger Sub or Adams, or any Affiliate or Subsidiary of the same, will make any announcement, statement, press release, acknowledgment or other public disclosure of the existence of, or reveal the terms, conditions or the status of, this Agreement or the transactions contemplated hereby without the prior written consent of the other parties to this Agreement (which shall not be unreasonably withheld, conditioned or delayed); provided, however, that (i) EQBK and Adams are permitted to make any public disclosures or governmental filings as legal counsel may deem necessary to maintain compliance with or to prevent violations of applicable Law, that may be necessary to obtain regulatory approval for the transactions contemplated hereby, or that may be necessary to enforce the obligations under this Agreement and (ii) EQBK may disclose the existence of, or reveal the terms, conditions or the status of, this Agreement or the transactions contemplated hereby to potential investors in EQBK that are bound by a confidentiality agreement.

Section 10.16 Extension; Waiver. At any time prior to the Closing Date, EQBK, on the one hand, and Adams, on the other hand, may (a) extend the time for the performance of any of the obligations or other acts of the other party, (b) waive any inaccuracies in the representations and warranties of the other party contained herein or in any document, certificate or writing delivered pursuant hereto, or (c) waive compliance by the other party with any of the agreements, covenants or conditions contained herein. Such action will be evidenced by a signed written notice given in the manner provided in Section 10.08. No party to this Agreement will by any act (except by a written instrument given pursuant to Section 10.08) be deemed to have waived any right or remedy hereunder or to have acquiesced in any breach of any of the terms and conditions hereof. No failure to exercise nor any delay in exercising any right, power or privilege hereunder by any party hereto will operate as a waiver thereof. No single or partial exercise of any right, power or privilege hereunder will preclude any other or further exercise thereof or the exercise of any other right, power or privilege. A waiver of any party of any right or remedy on any one occasion will not be construed as a bar to any right or remedy that such party would otherwise have on any future occasion or to any right or remedy that any other party may have hereunder. Any party may unilaterally waive a right which is solely applicable to it.

Section 10.17 Amendment. This Agreement may be amended, modified or supplemented only by an instrument in writing executed by each of the parties hereto.

Section 10.18 No Third Party Beneficiaries. Except for Section 6.07 and Section 6.13, nothing contained in this Agreement, express or implied, is intended to confer upon any Persons, other than the parties hereto or their respective successors, any rights, remedies, obligations, or liabilities under or by reason of this Agreement.

[Signature Page Follows]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be signed by their duly authorized officers as of the date first above written.

EQUITY BANCSHARES, INC.

By:	/s/ Brad S. Elliott
Name: Brad S. Elliott
Title: Chairman and Chief Executive Officer

ABE MERGER SUB, INC.

By:	/s/ Brad S. Elliott
Name: Brad S. Elliott
Title: President

ADAMS DAIRY BANCSHARES, INC.

By:	/s/ David Charles Chinnery
Name: David Charles Chinnery
Title: Chairman and Chief Executive Officer

[Signature Page to Agreement and Plan of Reorganization]

Annex B

FORM OF

DIRECTOR SUPPORT AGREEMENT

This DIRECTOR SUPPORT AGREEMENT (the “Agreement”) is made and entered into as of December 16, 2017, by and between Equity Bancshares, Inc. (“EQBK”), a Kansas corporation and registered bank holding company under the Bank Holding Company Act of 1956, as amended (the “BHCA”), and                         , an individual resident of the State of                 (“Director”). Terms with their initial letters capitalized and not otherwise defined herein have the meanings given to them in the Reorganization Agreement (as defined below).

RECITALS

WHEREAS, EQBK, Abe Merger Sub, Inc. (“Merger Sub”) and Adams Dairy Bancshares, Inc. (“Adams”), a Missouri corporation and registered bank holding company under the BHCA, have entered into an Agreement and Plan of Reorganization, dated as of the date hereof (the “Reorganization Agreement”), providing for EQBK’s acquisition of Adams through the merger of Merger Sub with and into Adams, with Adams surviving as a wholly-owned subsidiary of EQBK (the “Merger”); and

WHEREAS, as a condition and inducement to EQBK’s willingness to enter into the Reorganization Agreement, EQBK and Director have agreed to enter into this Agreement.

NOW, THEREFORE, in consideration of the premises and mutual covenants contained herein and in the Reorganization Agreement intending to be legally bound hereby, EQBK and Director agree as follows:

AGREEMENT

1. Director Support. Director agrees to use his or her best efforts to refrain from harming the goodwill of Adams, any Subsidiary of Adams (“Adams Subsidiary”), EQBK or any Subsidiary of EQBK, and their respective customer, client and vendor relationships. During the term of this Agreement, Director agrees to consider utilizing Equity Bank, a Kansas state bank with its principal office in Andover, Kansas (“Equity Bank”), when obtaining banking products or services for his or her personal or business needs.

2. Director Covenants.

(a) Director acknowledges that he or she has received substantial, valuable consideration, including confidential trade secret and proprietary information relating to the identity and special needs of current and prospective customers of Adams or any Adams Subsidiary, Adams’s and any Adams Subsidiary’s current and prospective services, Adams’s and any Adams Subsidiary’s business projections and market studies, Adams’s and any Adams Subsidiary’s business plans and strategies, Adams’s and any Adams Subsidiary’s studies and information concerning special services unique to Adams or any Adams Subsidiary. Director further acknowledges and agrees that this consideration constitutes fair and adequate consideration for the execution of the non- solicitation and non-competition restrictions set forth below. Accordingly, other than in any capacity for or on behalf of EQBK or any Subsidiary of EQBK, Director agrees that Director will not, directly or indirectly, individually or as an employee, partner, officer, director or shareholder or in any other capacity whatsoever:

i. solicit the business of any person or entity who is a customer of Adams or any Adams Subsidiary as of the date of this Agreement or as of the Closing Date on behalf of any other insured depository institution for the purpose of providing financial services to such person or entity;

ii. acquire any interest in (directly or indirectly), charter, operate or enter into any franchise or other management agreement with any insured depository institution that has a location within 50 miles of any location of Adams or any Adams Subsidiaries (the “Noncompete Area”) (but notwithstanding the foregoing, Director may (1) acquire an ownership interest in any publicly-traded depository institution or its holding company, so long as that ownership interest does not exceed 1% of the total number of shares outstanding of that depository institution or holding company, and (2) invest in an existing mutual fund that invests, directly or indirectly, in such insured depository institutions or holding companies);

iii. from and after the Effective Time, serve as an officer, director, employee, agent or consultant to any insured depository institution that has a location within the Noncompete Area;

iv. establish or operate a branch or other office of an insured depository institution within the Noncompete Area; or

v. recruit, hire, assist others in recruiting or hiring, discuss employment with, or refer others concerning employment, any person who is, or within the 12 months preceding the Closing Date was, an employee of Adams or any Adams Subsidiary; but nothing in this Section 2(a)(v) applies to employment other than in financial services.

Director may not avoid the purpose and intent of this Section 2(a) by engaging in conduct within the Noncompete Area from a remote location through means such as telecommunications, written correspondence, computer generated or assisted communications, or other similar methods.

(b) If any court of competent jurisdiction should determine that the terms of this Section 2 are too broad in terms of time, geographic area, lines of commerce or otherwise, that court is to modify and revise any such terms so that they comply with applicable law.

(c) Director agrees that (i) this Agreement is entered into in connection with the sale to EQBK of Adams and Adams Dairy Bank, a Missouri state bank with its principal office in Blue Springs, Missouri (collectively, the “Bank”), (ii) Director is receiving valuable consideration for this Agreement, (iii) the restrictions imposed upon Director by this Agreement are essential and necessary to ensure EQBK acquires the goodwill of the Bank, and (iv) all the restrictions (including particularly the time and geographical limitations) set forth in this Agreement are fair and reasonable.

3. Early Resolution Conference. This Agreement is understood to be clear and enforceable as written and is executed by both parties on that basis. However, should Director later challenge any provision as unclear, unenforceable, or inapplicable to any competitive activity that Director intends to engage in, Director will first notify EQBK in writing and meet with a EQBK representative and a neutral mediator (if EQBK elects to retain one at its expense) to discuss resolution of any disputes between the parties. Director will provide this notice at least twenty-one (21) days before Director engages in any activity on behalf of a competing business or engages in other activity that could foreseeably fall within a questioned restriction. If Director fails to comply with this requirement, Director waives his right to challenge the reasonable scope, clarity, applicability or enforceability of this Agreement and its restrictions at a later time.

4. Termination. This Agreement and all obligations hereunder will terminate on the earlier of (a) the date the Reorganization Agreement is terminated pursuant to Section 9.01 of the Reorganization Agreement or (b) the date that is twenty-four (24) months after the Closing Date.

5. Waiver, Amendment and Modification. Any party may unilaterally waive a right which is solely applicable to it. Such action will be evidenced by a signed written notice. No failure to exercise nor any delay in exercising any right, power or privilege hereunder by any party hereto will operate as a waiver thereof. No single or partial exercise of any right, power or privilege hereunder will preclude any other or further exercise thereof or the exercise of any other right, power or privilege. A waiver of any party of any right or remedy on any one occasion will not be construed as a bar to any right or remedy that such party would otherwise have on any future occasion or to any right or remedy that any other party may have hereunder. This Agreement may be amended, modified or supplemented only by an instrument in writing executed by each of the parties hereto.

6. Governing Law. THIS AGREEMENT IS TO BE CONSTRUED IN ACCORDANCE WITH AND GOVERNED BY THE LAWS OF THE STATE OF KANSAS WITHOUT REGARD FOR THE PROVISIONS THEREOF REGARDING CHOICE OF LAW THAT WOULD APPLY THE LAW OF A DIFFERENT JURISDICTION. VENUE FOR ANY CAUSE OF ACTION BETWEEN THE PARTIES TO THIS AGREEMENT WILL LIE IN SEDGEWICK COUNTY, KANSAS. EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES AND, THEREFORE, EACH SUCH PARTY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LEGAL ACTION ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT. EACH PARTY TO THIS AGREEMENT CERTIFIES AND ACKNOWLEDGES THAT (A) NO REPRESENTATIVE OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT SEEK TO ENFORCE THE FOREGOING WAIVER IN THE EVENT OF A LEGAL ACTION, (B) SUCH PARTY HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (C) SUCH PARTY MAKES THIS WAIVER VOLUNTARILY, AND (D) SUCH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 6.

7. Binding Effect; Assignment. All of the terms, covenants, representations, warranties and conditions of this Agreement are binding upon, and inure to the benefit of and are enforceable by, the parties and their respective successors, representatives and permitted assigns. No party to this Agreement may assign this Agreement, by operation of law or otherwise, in whole or in part, without the prior written consent of the other parties, and any purported assignment made or attempted in violation of this Section shall be null and void.

8. No Third Party Beneficiaries. Nothing contained in this Agreement, express or implied, is intended to confer upon any Persons, other than the parties hereto or their respective successors, any rights, remedies, obligations, or liabilities under or by reason of this Agreement.

9. Severability. If any provision of this Agreement is held to be illegal, invalid or unenforceable under present or future laws, then (a) this Agreement is to be construed and enforced as if such illegal, invalid or unenforceable provision were not a part hereof; (b) the remaining provisions of this Agreement will remain in full force and effect and will not be affected by such illegal, invalid or unenforceable provision or by its severance from this Agreement; and (c) there will be added automatically as a part of this Agreement a provision mutually agreed to which is similar in terms to such illegal, invalid or unenforceable provision as may be possible and still be legal, valid and enforceable.

10. Specific Performance. Each of the parties hereto acknowledges that the other parties would be irreparably damaged and would not have an adequate remedy at law for money damages if any of the covenants contained in this Agreement were not performed in accordance with its terms or otherwise were materially breached. Each of the parties hereto therefore agrees that, without the necessity of proving actual damages or posting bond or other security, the other party will be entitled to temporary and/or permanent injunction or injunctions which a court of competent jurisdiction concludes is justified to prevent breaches of such performance and to specific enforcement of such covenants in addition to any other remedy to which they may be entitled, at law or in equity.

11. Entire Agreement. This Agreement, the Reorganization Agreement, the Voting Agreement and the other agreements, documents, schedules and instruments signed and delivered by the parties to each other at the Closing are the full understanding of the parties, a complete allocation of risks between them and a complete and exclusive statement of the terms and conditions of their agreement relating to the subject matter hereof and supersede any and all prior agreements, whether written or oral, that may exist between the parties with respect thereto. Except as otherwise specifically provided in this Agreement, no conditions, usage of trade, course of dealing or performance, understanding or agreement purporting to modify, vary, explain or supplement the terms or conditions of this Agreement is binding unless hereafter made in writing and signed by the party to be bound, and no modification will be effected by the acknowledgment or acceptance of documents containing terms or conditions at variance with or in addition to those set forth in this Agreement.

12. Rules of Construction. Descriptive headings as to the contents of particular sections are for convenience only and do not control or affect the meaning, construction or interpretation of this Agreement or any particular section. Whenever the words “include,” “includes” or “including” are used in this Agreement, they are deemed to be followed by the words “without limitation.” The words “hereof,” “herein” and “hereunder” and words of similar import when used in this Agreement refer to this Agreement as a whole and not to any particular provision in this Agreement. Each use herein of the masculine, neuter or feminine gender is deemed to include the other genders. Each use herein of the plural includes the singular and vice versa, in each case as the context requires or as is otherwise appropriate. The word “or” is used in the inclusive sense. Any agreement or instrument defined or referred to herein or in any agreement or instrument that is referred to herein means such agreement or instrument as from time to time amended, modified or supplemented, including by waiver or consent. References to a Person are also to its permitted successors or assigns. In the event that an ambiguity or a question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provision of this Agreement.

13. Notice. Any and all notices, requests, instructions and other communications required or permitted to be given under this Agreement after the date of this Agreement by any party hereto to any other party may be delivered personally or by nationally recognized overnight courier service or sent by U.S. mail or (except in the case of payments) by facsimile transmission, at the respective addresses or transmission numbers set forth below and is deemed delivered (a) in the case of personal delivery or facsimile transmission, when received; (b) in the case of mail, upon the earlier of actual receipt or five (5) Business Days after deposit in the United States Postal Service, first class certified or registered mail, postage prepaid, return receipt requested; and (c) in the case of an overnight courier service, one (1) Business Day after delivery to such courier service with instructions for overnight delivery. The parties may change their respective addresses and transmission numbers by written notice to all other parties, sent as provided in this Section. All communications must be in writing and addressed as follows:

If to Director:

If to EQBK:

Brad S. Elliott

Chairman and Chief Executive Officer

Equity Bancshares, Inc.

7701 East Kellogg Drive, Suite 200

Wichita, Kansas 67207

Facsimile: (316) 681-0839

With a copy (which shall not constitute notice) to:

Michael G. Keeley, Esq.

Norton Rose Fulbright US LLP

2200 Ross Avenue, Suite 3600

Dallas, Texas 75201-7932

Facsimile: (214) 855-8200

14. Articles, Sections, Exhibits and Schedules. All articles and sections referred to herein are articles and sections, respectively, of this Agreement and all exhibits and schedules referred to herein are exhibits and schedules, respectively, attached to this Agreement. Descriptive headings as to the contents of particular sections are for convenience only and do not control or affect the meaning, construction or interpretation of this Agreement or any particular section. Any and all schedules, exhibits, certificates or other documents or instruments referred to herein or attached hereto are and will be incorporated herein by reference hereto as though fully set forth herein.

15. Multiple Counterparts. For the convenience of the parties hereto, this Agreement may be signed in multiple counterparts, each of which will be deemed an original, and all counterparts hereof so signed by the parties hereto, whether or not such counterpart will bear the execution of each of the parties hereto, will be deemed to be, and is to be construed as, one and the same Agreement. A facsimile or electronic scan in “PDF” format of a signed counterpart of this Agreement will be sufficient to bind the party or parties whose signature(s) appear thereon.

[Signature Page Follows]

IN WITNESS WHEREOF, the undersigned have executed this Agreement as of the date first above written.

DIRECTOR

Name

EQUITY BANCSHARES, INC.

By:
Name: Brad S. Elliott
Title: Chairman and Chief Executive Officer

[Signature Page to Director Support Agreement]

Annex C

FORM OF

VOTING AGREEMENT

This VOTING AGREEMENT (this “Agreement”) dated as of December 16, 2017 is executed by and among Equity Bancshares, Inc. (“EQBK”), a Kansas corporation and registered bank holding company under the Bank Holding Company Act of 1956, as amended (the “BHCA”), Adams Dairy Bancshares, Inc. (“Adams”), a Missouri corporation and registered bank holding company under the BHCA, Brad S. Elliott (“Proxy Holder”), as proxy, and the Shareholders of Adams listed on the signature pages to this Agreement (referred to herein individually as a “Shareholder” and collectively as the “Shareholders”). Terms with their initial letters capitalized and not otherwise defined herein have the meanings given them in the Reorganization Agreement (as defined below).

RECITALS

WHEREAS, EQBK, Abe Merger Sub, Inc. (“Merger Sub”) and Adams have entered into an Agreement and Plan of Reorganization, dated as of the date hereof (the “Reorganization Agreement”), providing for EQBK’s acquisition of Adams through the merger of Merger Sub with and into Adams, with Adams surviving as a wholly-owned subsidiary of Adams (the “Merger”);

WHEREAS, the Reorganization Agreement provides that all of the issued and outstanding shares of common stock, par value $0.01 per share, of Adams (the “Common Stock”), other than Cancelled Shares and Dissenting Shares, will be exchanged for such consideration as set forth in the Reorganization Agreement;

WHEREAS, as a condition and inducement to EQBK’s willingness to enter into the Reorganization Agreement, each of the Shareholders have agreed to vote their shares of Common Stock in favor of approval of the Reorganization Agreement and the transactions contemplated thereby; and

WHEREAS, EQBK is relying on the agreements set forth herein in incurring expenses in reviewing the business of Adams and its wholly-owned banking subsidiary, Adams Dairy Bank, a Missouri state bank with its principal office in Blue Springs, Missouri (the “Bank”), in proceeding with the filing of applications for regulatory approvals, and in undertaking other actions necessary for the consummation of the Merger, and the Shareholders are benefiting both from such expenditures by EQBK and by the terms of the Reorganization Agreement.

NOW, THEREFORE, for and in consideration of the foregoing and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, Adams, EQBK, the Proxy Holder and the Shareholders undertake, promise, covenant and agree with each other as follows:

AGREEMENT

1. Each Shareholder, being the registered owner of the number of shares of Common Stock set forth below the Shareholder’s name on the signature pages hereto (for each such Shareholder, the “Shares”), will vote, direct to vote, or act by consent with respect to:

(a)	the Shares;

(b)	all Common Stock the Shareholder owns as of the record date of any meeting of the Shareholders of Adams or otherwise as of the date of such vote or consent; and

(c)	all Common Stock the Shareholder owns beneficially and has the power and authority to direct the voting thereof as of the record date of any meeting of the Shareholders of Adams or otherwise as of the date of such vote or consent (clauses (a), (b) and (c), collectively, the “Proxy Shares”);

in favor of approval of the Reorganization Agreement, Merger and any other transactions contemplated by the Reorganization Agreement.

2. If Adams conducts a meeting of or otherwise seeks approval of its Shareholders with respect to any Acquisition Proposal (as defined in the Reorganization Agreement) or any other matter that may reasonably be expected to contradict this Agreement or the Reorganization Agreement or may reasonably be expected to prevent EQBK or Adams from completing the Merger, then the Shareholders will vote the Proxy Shares against the approval of the Acquisition Proposal or otherwise act in the manner most favorable to completing the Merger and the transactions contemplated by the Reorganization Agreement.

3. Each Shareholder shall not invite or seek any Acquisition Proposal, support (or publicly suggest that anyone else should support) any Acquisition Proposal that may be made, or ask the Adams Board to consider, support or seek any Acquisition Proposal or otherwise take any action designed to make any Acquisition Proposal reasonably more likely. None of the Shareholders shall meet or otherwise communicate with any Person that makes or is considering making an Acquisition Proposal or any representative of such Person after becoming aware that the Person has made or is considering making an Acquisition Proposal. Each Shareholder shall promptly advise Adams of each contact the Shareholder or any of the Shareholder’s representatives may receive from any Person relating to any Acquisition Proposal or otherwise indicating that any Person may wish to participate or engage in any transaction arising out of any Acquisition Proposal and will provide Adams with all information EQBK requests that is available to the Shareholder regarding any such Acquisition Proposal or possible Acquisition Proposal. Each Shareholder will not make any claim or join in any litigation alleging that the Adams Board is required to consider, endorse or support any Acquisition Proposal or to invite or seek any Acquisition Proposal. Each Shareholder shall not take any other action that is reasonably likely to make consummation of the Merger less likely or to impair EQBK’s ability to exercise any of the rights granted by the Reorganization Agreement. Notwithstanding the foregoing and for purposes of clarity, nothing contained herein shall prevent any Shareholder from taking actions on behalf of Adams, solely in his or her capacity as a director or officer of Adams, that are expressly permitted by Section 5.22 of the Reorganization Agreement. Except as set forth in this Agreement, the Shareholders shall not be restricted from voting in favor of, against or abstaining with respect to any matter presented to the shareholders of Adams.

4. Each Shareholder, severally, but not jointly, represents and warrants to EQBK that:

(a)	Shareholder (i) owns beneficially (as such term is defined in Rule 13d-3 under the Exchange Act) all of the Shares free and clear of all liens or encumbrances, and (ii) except pursuant hereto and that certain Shareholders’ Agreement dated March 3, 2014, among, certain other persons, Adams and the Shareholders, there are no options, warrants or other rights, agreements, arrangements or commitments of any character to which Shareholder is a party relating to the pledge, disposition or voting of any of the Shares and there are no voting trusts or voting agreements with respect to the Shares.

(b)	Shareholder does not beneficially own any Common Stock other than (i) the Shares and (ii) any options, warrants or other rights to acquire any additional shares of Common Stock or any security exercisable for or convertible into shares of Common Stock, set forth on the signature page of this Agreement.

(c)	Shareholder has full power and authority and legal capacity to enter into, execute and deliver this Agreement and to perform fully Shareholder’s obligations hereunder (including the proxy described in Section 5 below). This Agreement has been duly and validly executed and delivered by Shareholder and constitutes the legal, valid and binding obligation of Shareholder, enforceable against Shareholder in accordance with its terms.

(d)	None of the execution and delivery of this Agreement by Shareholder, the consummation by Shareholder of the transactions contemplated hereby or compliance by Shareholder with any of the provisions hereof will conflict with or result in a breach, or constitute a default (with or without notice or lapse of time or both) under any provision of, any trust agreement, loan or credit agreement, note, bond, mortgage, indenture, lease or other agreement, instrument or law applicable to Shareholder or to Shareholder’s property or assets.

(e)	No consent, approval or authorization of, or designation, declaration or filing with, any Governmental Entity or other Person on the part of Shareholder is required in connection with the valid execution and delivery of this Agreement.

(f)	Shareholder hereby (a) confirms his or her knowledge of the availability of the rights of dissenting shareholders under the General and Business Corporation Law of Missouri and Chapter 351 of the Missouri Revised Statutes (the “MRS”) with respect to the Merger and (b) confirms receipt of a copy of the provisions of the MRS related to the rights of dissenting shareholders. Each Shareholder hereby waives and agrees not to assert, and shall use its best efforts to cause any of its Affiliates who hold of record any of the Shareholder’s Shares to waive and not to assert, any appraisal rights with respect to the Merger that the Shareholder or such Affiliate may now or hereafter have with respect to any Shares (or any other shares of capital stock of Adams that the Shareholder shall hold of record at the time that the Shareholder may be entitled to assert appraisal rights with respect to the Merger) whether pursuant to the MRS or otherwise.

5. In order to better effect the provisions of Sections 1 and 2 of this Agreement, each Shareholder hereby revokes any previously executed proxies and hereby constitutes and appoints Proxy Holder, with full power of substitution, his true and lawful proxy and attorney-in-fact to vote at any meeting of the Shareholders of Adams all of the Proxy Shares in favor of the approval of the Reorganization Agreement, Merger and any other transactions contemplated by the Reorganization Agreement (including the termination of any voting trusts, voting agreements, shareholders’ agreements or similar arrangements other than this Agreement), with such modifications to the Reorganization Agreement as the parties thereto may make; but this proxy will not apply with respect to any vote on approval of the Reorganization Agreement if the Reorganization Agreement is modified so as to (i) reduce the amount of consideration or the form of consideration to be received by the Shareholder or (ii) materially alter the tax consequences of the receipt thereof under the Reorganization Agreement in its present form. This proxy shall be limited strictly and solely to the power and authority to vote the Proxy Shares in the manner and for the purpose set forth in Sections 1 and 2 of this Agreement and shall not extend to any other matters.

6. Each Shareholder hereby covenants and agrees that until this Agreement is terminated in accordance with its terms, each Shareholder will not, and will not agree to, without the consent of EQBK, directly or indirectly, sell, transfer, assign, pledge, encumber, hypothecate, cause to be redeemed or otherwise dispose of (any such transaction, a “Transfer”) any of the Shares or grant any proxy or interest in or with respect to any Shares or deposit any such Shares into a voting trust or enter into another voting agreement or arrangement with respect to such Shares except as contemplated by this Agreement. Any attempted Transfer of Shares or any interest therein in violation of this Section shall be null and void. This Section shall not prohibit a Transfer of the Shares to any member of Shareholder’s immediate family, to another Shareholder, to a trust for the benefit of Shareholder or any member of Shareholder’s immediate family, or upon the death of Shareholder; provided, that a Transfer referred to in this sentence shall be permitted only if, as a precondition to such Transfer, the transferee agrees in a writing, reasonably satisfactory in form and substance to EQBK, to be bound by all of the terms of this Agreement.

7. Proxy Holder, by his execution below, agrees to (A) vote all of the Shareholders’ Proxy Shares at any meeting of the Shareholders of Adams, in favor of the approval of the Reorganization Agreement, Merger and any other transactions contemplated by the Reorganization Agreement (including the termination of any voting trusts, voting agreements, shareholders’ agreements or similar arrangements other than this Agreement), with such modifications to the Reorganization Agreement as the parties thereto may make; but this proxy will not apply with respect to any vote on approval of the Reorganization Agreement if the Reorganization Agreement is modified so as to (i) reduce the amount of consideration or the form of consideration to be received by the Shareholder or (ii) materially alter the tax consequences of the receipt thereof under the Reorganization Agreement in its present form and (B) in the event of an Acquisition Proposal, to vote all of the Shareholders’ Proxy Shares at any meeting of the Shareholders of Adams, against the approval of the Acquisition Proposal or otherwise act in the manner most favorable to completing the Merger and the transactions contemplated by the Reorganization Agreement.

8. Each Shareholder acknowledges that EQBK and Adams are relying on this Agreement in incurring expenses in connection with EQBK’s reviewing Adams and the Bank’s business, in Adams’s cooperation with EQBK’s preparation of a proxy statement and Registration Statement on Form S-4, in EQBK’s proceeding with the filing of applications for regulatory approvals, and in their undertaking other actions necessary for completing the Merger and that THE PROXY GRANTED HEREBY IS COUPLED WITH AN INTEREST AND IS IRREVOCABLE TO THE FULL EXTENT PERMITTED BY APPLICABLE LAW, INCLUDING TO THE EXTENT APPLICABLE, SECTION 351.245 OF THE MRS. The Shareholders and Adams acknowledge that the performance of this Agreement is intended to benefit EQBK.

9. This Agreement shall remain in effect until the earlier to occur of (a) the termination of the Reorganization Agreement, as it may be amended or extended from time to time, pursuant to the terms and conditions contained therein, or (b) completion of the transactions contemplated by the Reorganization Agreement.

10. Proxy Holder may, in his sole discretion, appoint a substitute proxy to act as Proxy Holder under this Agreement; provided, that any substitute proxy shall agree in writing to be bound by the terms and conditions of this Agreement. In the event of the death, disability or incapacity of Proxy Holder, EQBK, in its sole discretion, may appoint a substitute proxy to act as Proxy Holder under this Agreement.

11. The vote of the Proxy Holder will control in any conflict between his vote of the Proxy Shares and a vote by the substitute proxy holder or the Shareholders of the Proxy Shares, and Adams agrees to recognize the vote of the Proxy Holder instead of the vote of substitute proxy holder or the Shareholders if the substitute proxy holder or the Shareholders do not vote in accordance with Sections 1 and 2 of this Agreement.

12. This Agreement may be amended, modified or supplemented with respect to a particular Shareholder only by an instrument in writing executed by EQBK, Adams and that Shareholder. Any such amendment, modification or supplement shall only apply to the Shareholder(s) executing such written agreement and this Agreement will remain in full force and effect with respect to Shareholders who do not execute such written agreement.

13. For the convenience of the parties hereto, this Agreement may be signed in multiple counterparts, each of which will be deemed an original, and all counterparts hereof so signed by the parties hereto, whether or not such counterpart will bear the execution of each of the parties hereto, will be deemed to be, and is to be construed as, one and the same Agreement. An email or electronic scan in “PDF” format of a signed counterpart of this Agreement will be sufficient to bind the party or parties whose signature(s) appear thereon.

14. This Agreement, the Reorganization Agreement and the other agreements, documents, schedules and instruments signed and delivered by the parties to each other at the Closing are the full understanding of the parties, a complete allocation of risks between them and a complete and exclusive statement of the terms and conditions of their agreement relating to the subject matter hereof and supersede any and all prior agreements, whether written or oral, that may exist between the parties with respect thereto. Except as otherwise specifically provided in this Agreement, no conditions, usage of trade, course of dealing or performance, understanding or agreement purporting to modify, vary, explain or supplement the terms or conditions of this Agreement is binding unless hereafter made in writing and signed by the party to be bound, and no modification will be effected by the acknowledgment or acceptance of documents containing terms or conditions at variance with or in addition to those set forth in this Agreement.

15. Any and all notices, requests, instructions and other communications required or permitted to be given under this Agreement after the date of this Agreement by any party hereto to any other party may be delivered personally or by nationally recognized overnight courier service or sent by U.S. mail or (except in the case of payments) by email, at the respective addresses or transmission numbers set forth below and is deemed delivered (a) in the case of personal delivery or email, when received; (b) in the case of mail, upon the earlier of actual receipt or five (5) Business Days after deposit in the United States Postal Service, first class certified or registered mail, postage prepaid, return receipt requested; and (c) in the case of an overnight courier service, one (1) Business Day after delivery to such courier service with and instructions for overnight delivery. The parties may change their respective addresses and transmission numbers by written notice to all other parties, sent as provided in this Section. All communications must be in writing and addressed as follows:

IF TO ADAMS OR THE SHAREHOLDERS:

David Charles Chinnery

Chairman and Chief Executive Officer

Adams State Bancshares, Inc.

651 NE Coronado Drive

Blue Springs, MO 64014

Email:

WITH A COPY (WHICH SHALL NOT CONSTITUTE NOTICE) TO:

Bob Monroe, Esq.

Stinson Leonard Street LLP

1201 Walnut Street, Suite 2900

Kansas City, MO 64106-2150

Facsimile: (816) 412-8117

Email: bob.monroe@stinson.com

IF TO EQBK OR PROXY HOLDER:

Brad S. Elliott

Chairman and Chief Executive Officer

Equity Bancshares, Inc.

7701 East Kellogg Drive, Suite 200

Wichita, Kansas 67207

Email: belliott@equitybank.com

WITH A COPY (WHICH SHALL NOT CONSTITUTE NOTICE) TO:

Michael G. Keeley, Esq.

Norton Rose Fulbright US LLP

2200 Ross Avenue, Suite 3600

Dallas, Texas 75201-7932

Email: mike.keeley@nortonrosefulbright.com

16. THIS AGREEMENT IS TO BE CONSTRUED IN ACCORDANCE WITH AND GOVERNED BY THE LAWS OF THE STATE OF KANSAS, WITHOUT REGARD FOR THE PROVISIONS THEREOF REGARDING CHOICE OF LAW THAT WOULD APPLY THE LAW OF A DIFFERENT JURISDICTION. VENUE FOR ANY CAUSE OF ACTION BETWEEN THE PARTIES TO THIS

AGREEMENT WILL LIE IN SEDGWICK COUNTY, KANSAS. EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY SUIT, ACTION OR OTHER PROCEEDING DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT: (A) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF ANY ACTION, SUIT OR PROCEEDING, SEEK TO ENFORCE THE FOREGOING WAIVER, (B) EACH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (C) EACH PARTY MAKES THIS WAIVER VOLUNTARILY, AND (D) EACH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 16.

17. All of the terms, covenants, representations, warranties and conditions of this Agreement are binding upon, and inure to the benefit of and are enforceable by, the parties and their respective successors, representatives and permitted assigns. No party to this Agreement may assign this Agreement, by operation of law or otherwise, in whole or in part, without the prior written consent of the other parties, and any purported assignment made or attempted in violation of this Section shall be null and void. Nothing contained in this Agreement, express or implied, is intended to confer upon any Persons, other than the parties hereto or their respective successors, any rights, remedies, obligations, or liabilities under or by reason of this Agreement.

18. If any provision of this Agreement is held to be illegal, invalid or unenforceable under present or future laws, then (a) this Agreement is to be construed and enforced as if such illegal, invalid or unenforceable provision were not a part hereof; (b) the remaining provisions of this Agreement will remain in full force and effect and will not be affected by such illegal, invalid or unenforceable provision or by its severance from this Agreement; and (c) there will be added automatically as a part of this Agreement a provision mutually agreed to which is similar in terms to such illegal, invalid or unenforceable provision as may be possible and still be legal, valid and enforceable.

19. Each of the parties hereto acknowledges that the other parties would be irreparably damaged and would not have an adequate remedy at law for money damages if any of the covenants contained in this Agreement were not performed in accordance with its terms or otherwise were materially breached. Each of the parties hereto therefore agrees that, without the necessity of proving actual damages or posting bond or other security, the other party will be entitled to temporary and/or permanent injunction or injunctions which a court of competent jurisdiction concludes is justified to prevent breaches of such performance and to specific enforcement of such covenants in addition to any other remedy to which they may be entitled, at law or in equity.

[Signature Page Follows]

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first above written.

EQUITY BANCSHARES, INC.

By:
Name:	Brad S. Elliott
Title:	Chairman and Chief Executive Officer

PROXY HOLDER:

Brad S. Elliott

ADAMS DAIRY BANCSHARES, INC.

By:

Name:

Title:

[Signature Page to Voting Agreement]

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first above written.

SHAREHOLDER

Name:

Number of Shares:

[Signature Page to Voting Agreement]

ANNEX D

OPINION OF THE CAPITAL CORPORATION

December 20, 2017

Board of Directors

Adams Dairy Bancshares, Inc.

Dear Members of the Board:

Country Club Financial Services, Inc. dba The Capital Corporation (“TCC” or “we”) understand that Adams Bancshares, Inc. (“Adams”) and Equity Bancshares, Inc. (“EQBK”) entered into an Agreement and Plan of Merger (the “Agreement”), dated on or about December 16, 2017, pursuant to which Adams will merge into an acquisition subsidiary of EQBK and Adams Dairy Bank (“ADB”) (the wholly-owned subsidiary of Adams) will merge into Equity Bank (a wholly-owned subsidiary of EQBK, the “Transaction”). All capitalized terms contained herein have the same definition as set forth in the Agreement.

In connection with the Transaction, subject to certain adjustments and as provided for in the Agreement, EQBK will pay the shareholders of Adams approximately total of $15,825,000 based upon a minimum equity of Adams of no less than $9,666,000. The purchase price will be paid 75% in registered EQBK stock and 25% in cash. The sum is referred to collectively herein as the “Transaction Consideration.”

In connection with the Agreement, you have requested TCC’s opinion as to the fairness, from a financial point of view, of the Transaction Consideration to be paid to the Adams shareholders.

TCC, as part of its investment banking business, is continually engaged in the valuation of financial institutions and their securities in connection with sales, mergers and acquisitions along with valuations for estate, corporate and other purposes.

We were retained by Adams to act as its financial advisor in connection with the Agreement and the Transaction. We will receive compensation from Adams in connection with our services, a significant portion of which is contingent upon the consummation of the Transaction. Additionally, Adams has agreed to indemnify us for certain liabilities arising out of our engagement.

In connection with this opinion, we have reviewed, analyzed and relied upon material bearing upon the financial and operating condition of Adams and EQBK and bearing upon the Transaction, including among other things, the following:

(i)	a copy of the Agreement dated December 16, 2017;

(ii)	the unaudited financial statements for the three fiscal years ended December 31, 2016 of Adams;

(iii)	the unaudited quarterly financial statements for the fiscal quarter ended September 30, 2017 of Adams;

(iv)	the audited financial statements and the Annual Reports on Form 10-K for the three fiscal years ended December 31, 2016 of EQBK;

(v)	the unaudited quarterly financial statements and the Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2017 of EQBK;

(vi)	certain regulatory filings of Adams, EQBK and their respective subsidiaries, including (as applicable) the semi-annual reports on Form FR Y-9SP and quarterly reports on Form FR Y-9C and quarterly call reports required to be filed with respect to each semi-annual period and quarter (as the case may be) during the three-year period ended December 31, 2016 and the quarter ended September 30, 2017;

(vii)	certain other interim reports and other communications of Adams and EQBK to their respective stockholders; and

(viii)	other financial information concerning the businesses and operations of Adams and EQBK that was furnished to us by Adams and EQBK or which we were otherwise directed to use for purposes of our analyses.

Our consideration of financial information and other factors that we deemed appropriate under the circumstances or relevant to our analyses included, among others, the following:

(i)	the historical and current financial position and results of operations of Adams and EQBK;

(ii)	the assets and liabilities of Adams and EQBK;

(iii)	the nature and terms of certain other merger transactions and business combinations in the banking industry;

(iv)	a comparison of certain financial information for Adams and certain financial and stock market information for EQBK with similar information for certain other companies the securities of which are publicly traded;

(v)	financial and operating forecasts and projections of Adams as an independent institution that were prepared by, and provided to us and discussed with us by, Adams management and that were used and relied upon by us at the direction of such management and with the consent of the Board;

(vi)	publicly available consensus “street estimates” of EQBK that were discussed with us by such management and used and relied upon by us based on such discussions, at the direction of Adams management and with the consent of the Board; and

We have also performed such other studies and analyses as we considered appropriate and have taken into account our assessment of general economic, market and financial conditions and our experience in other transactions, as well as our experience in securities valuation and knowledge of the banking industry generally. We have also participated in discussions that were held with the respective managements of Adams and EQBK regarding the past and current business operations, regulatory relations, financial condition and future prospects of their respective companies and such other matters as we have deemed relevant to our inquiry.

In rendering this opinion, we have assumed, without independent verification, the accuracy and completeness of the financial and other information and representations contained in the materials provided to us by Adams and ADB and in the discussions with the board of directors of Adams and ADB. In that regard, we have assumed that the financial forecasts have been reasonably prepared on a basis reflecting the best currently available information. We are not experts in the evaluation of loan and lease portfolios for purposes of assessing the adequacy of the allowances for losses with respect thereto and have assumed that such allowances made by Adams and ADB are in the aggregate adequate to cover such losses. We were not retained to and did not conduct a physical inspection of any of the properties or facilities of Adams or ADB. In addition, we have not reviewed individual credit files nor have we made an independent evaluation or appraisal of the assets and liabilities of Adams or ADB and we were not furnished with any such evaluations or appraisals.

We have further relied, with the consent of Adams, upon EQBK management as to the reasonableness and achievability of the publicly available consensus “street estimates” of EQBK and we have assumed that the EQBK “street estimates” referred to above that such estimates are consistent with, the best currently available estimates and judgments of EQBK management.

It is understood that the portion of the foregoing financial information of Adams and EQBK that was provided to us was not prepared with the expectation of public disclosure, that all of the foregoing financial information, including the publicly available consensus “street estimates” of EQBK, is based on numerous variables and assumptions that are inherently uncertain, including, without limitation, factors related to general economic and competitive conditions and that, accordingly, actual results could vary significantly from those set forth in such information. We have assumed, based on discussions with the respective managements of Adams and EQBK and with the consent of the Board, that all such information provides a reasonable basis upon which we could form our opinion and we express no view as to any such information or the assumptions or bases therefor. We have relied on all such information without independent verification or analysis and do not in any respect assume any responsibility or liability for the accuracy or completeness thereof.

Our opinion is based solely upon the information available to us and the economic, market and other circumstances, as they exist as of the date hereof. Events occurring and information that becomes available after the date hereof could materially affect the assumptions and analyses used in preparing this opinion. We have not undertaken to reaffirm or revise this opinion or otherwise comment upon any events occurring or information that becomes available after the date hereof, except as otherwise agreed in our engagement letter.

We have assumed, in all respects material to our analyses, the following:

(i)	that the Transaction and any related transactions (including the Bank Merger) will be completed substantially in accordance with the terms set forth in the Agreement (the final terms of which we have assumed will not differ in any respect material to our analyses from the copy reviewed by us and referred to above) with no additional payments or adjustments to the Merger Consideration (including the allocation between cash and stock);

(ii)	that the representations and warranties of each party in the Agreement and in all related documents and instruments referred to in the Agreement are true and correct;

(iii)	that each party to the Agreement and all related documents will perform all of the covenants and agreements required to be performed by such party under such documents;

(iv)	that there are no factors that would delay or subject to any adverse conditions, any necessary regulatory or governmental approval for the Transaction or any related transaction (including the Bank Merger) and that all conditions to the completion of the Transaction and any related transaction will be satisfied without any waivers or modifications to the Agreement or any of the related documents; and

(v)	that in the course of obtaining the necessary regulatory, contractual, or other consents or approvals for the Transaction and any related transaction (including the Bank Merger), no restrictions, including any divestiture requirements, termination or other payments or amendments or modifications, will be imposed that will have a material adverse effect on the future results of operations or financial condition of Adams, EQBK or the pro forma entity, or the contemplated benefits of the Transaction, including without limitation the cost savings and related expenses expected to result or be derived from the Transaction. We have assumed that the Transaction will be consummated in a manner that complies with the applicable provisions of the Securities Act of 1933, as amended, the Securities Exchange Act of 1934, as amended, and all other applicable federal and state statutes, rules and regulations.

This opinion addresses only the fairness, from a financial point of view, as of the date hereof, to the holders of Adams Common Stock of the Merger Consideration to be received by such holders in the Merger, without regard to the individual circumstances of specific holders which may distinguish such holders, including, without limitation, as parties to the existing shareholders agreement between Adams and certain of its stockholders. We express no view or opinion as to any other terms or aspects of the Transaction or any term or aspect of any related transaction (including the Bank Merger), including without limitation, the form or structure of the Transaction (including the form of Merger Consideration or the allocation thereof between cash and stock) or any such related transaction, any consequences of the Transaction or any such related transaction to Adams, its stockholders, creditors or otherwise, or any terms, aspects, merits or implications of any employment, consulting, voting, support, shareholder or other agreements, arrangements or understandings contemplated or entered into in connection with the Transaction or otherwise. Our opinion is necessarily based upon conditions as they exist and can be evaluated on the date hereof and the information made available to us through the date hereof. It is understood that subsequent developments may affect the conclusion reached in this opinion and that TCC does not have an obligation to update, revise or reaffirm this opinion. For purposes of our analyses, we have not incorporated recently-announced changes to United States tax laws regarding corporate tax rates.

Our opinion does not address, and we express no view or opinion with respect to:

(i)	the underlying business decision of Adams to engage in the Transaction or enter into the Agreement,

(ii)	the relative merits of the Transaction as compared to any strategic alternatives that are, have been or may be available to or contemplated by Adams or the Board,

(iii)	the fairness of the amount or nature of any compensation to any of Adams’ officers, directors or employees, or any class of such persons, relative to the compensation to the holders of Adams Common Stock,

(iv)	the effect of the Transaction or any related transaction on, or the fairness of the consideration to be received by, holders of any class of securities of Adams (other than the holders of Adams Common Stock solely with respect to the Merger Consideration, as described herein and not relative to the consideration to be received by holders of any other class of securities) or holders of any class of securities of EQBK or any other party to any transaction contemplated by the Agreement,

(v)	any adjustment (as provided in the Agreement) to the Merger Consideration (including to the cash or stock components thereof) assumed to be paid in the Merger for purposes of our opinion,

(vi)	whether EQBK has sufficient cash, available lines of credit or other sources of funds to enable it to pay the aggregate Cash Consideration to the holders of Adams Common Stock at the closing of the Transaction,

(vii)	the actual value of EQBK Class A Common Stock to be issued in the Transaction,

(viii)	the prices, trading range or volume at which EQBK Class A Common Stock will trade following the public announcement of the Transaction or following the consummation of the Transaction,

(ix)	any advice or opinions provided by any other advisor to any of the parties to the Transaction or any other transaction contemplated by the Agreement, or

(x)	any legal, regulatory, accounting, tax or similar matters relating to Adams, EQBK, Merger Sub, their respective stockholders, or relating to or arising out of or as a consequence of the Transaction or any related transaction (including the Bank Merger), including whether or not the Transaction would qualify as a tax-free reorganization for United States federal income tax purposes.

This opinion is solely for the information of, and is directed to, the Board of Directors of Adams (in its capacity as such) in connection with its consideration of the financial terms of the Transaction. This opinion does not constitute a recommendation to the Board as to how it should vote on the Transaction, or to any holder of Adams Common Stock or any stockholder of any other entity as to how to vote in connection with the Transaction or any other matter, nor does it constitute a recommendation regarding whether or not any such stockholder should enter into a voting, shareholders’, or affiliates’ agreement with respect to the Transaction or exercise any dissenters’ or appraisal rights that may be available to such stockholder. Furthermore, this opinion is not to be used, circulated, quoted or otherwise referred to for any other purpose, nor is it to be filed with, included in or referred to in whole or in part in any registration statement, proxy statement or any other document, except in each case in accordance with our prior written consent which shall not be unreasonably withheld; provided, however, that we hereby consent to the inclusion and reference to this letter in any registration statement, proxy statement, information statement or tender offer document to be delivered to the holders of the Adams Common Stock in connection with the Transaction if and only if this letter is quoted in full or attached as an exhibit to such document and this letter has not been withdrawn prior to the date of such document.

Subject to the foregoing and based on our experience as investment bankers, our activities and assumptions as described above, and other factors we have deemed relevant, we are of the opinion as of the date hereof that the Transaction Consideration to be paid pursuant to the Agreement is fair to the holders of the Adams Common Stock from a financial point of view.

Sincerely,

The Capital Corporation

/s/ The Capital Corporation

ANNEX E

MISSOURI REVISED STATUTES

APPRAISAL RIGHTS

Title XXIII Corporations, Associations and Partnerships

Chapter 351

Section 351.455. Shareholder entitled to appraisal and payment of fair value, when—remedy exclusive, when

1. Any shareholder shall be deemed a dissenting shareholder and entitled to appraisal under this section if such shareholder:

(1) Owns stock of a corporation which is a party to a merger or consolidation as of the record date for the meeting of shareholders at which the plan of merger or consolidation is submitted to a vote;

(2) Files with the corporation before or at such meeting a written objection to such plan of merger or consolidation;

(3) Does not vote in favor thereof if the shareholder owns voting stock as of such record date; and

(4) Makes written demand on the surviving or new corporation within twenty days after the merger or consolidation is effected for payment of the fair value of such shareholder’s shares as of the day before the date on which the vote was taken approving the merger or consolidation.

2. The surviving or new corporation shall pay to each such dissenting shareholder, upon surrender of his or her certificate or certificates representing said shares in the case of certificated shares, the fair value thereof. Such demand shall state the number and class of the shares owned by such dissenting shareholder. Any shareholder who:

(1) Fails to file a written objection prior to or at such meeting;

(2) Fails to make demand within the twenty-day period; or

(3) In the case of a shareholder owning voting stock as of such record date, votes in favor of the merger or consolidation;

shall be conclusively presumed to have consented to the merger or consolidation and shall be bound by the terms thereof and shall not be deemed to be a dissenting shareholder.

3. Notwithstanding the provisions of subsection 1 of section 351.230, notice under the provisions of subsection 1 of section 351.230 stating the purpose for which the meeting is called shall be given to each shareholder owning stock as of the record date for the meeting of shareholders at which the plan of merger or consolidation is submitted to a vote, whether or not such shareholder is entitled to vote.

4. If within thirty days after the date on which such merger or consolidation was effected the value of such shares is agreed upon between the dissenting shareholder and the surviving or new corporation, payment therefor shall be made within ninety days after the date on which such merger or consolidation was effected, upon the surrender of his or her certificate or certificates representing said shares in the case of certificated shares. Upon payment of the agreed value the dissenting shareholder shall cease to have any interest in such shares or in the corporation.

E-1

5. If within such period of thirty days the shareholder and the surviving or new corporation do not so agree, then the dissenting shareholder may, within sixty days after the expiration of the thirty-day period, file a petition in any court of competent jurisdiction within the county in which the registered office of the surviving or new corporation is situated, asking for a finding and determination of the fair value of such shares, and shall be entitled to judgment against the surviving or new corporation for the amount of such fair value as of the day prior to the date on which such vote was taken approving such merger or consolidation, together with interest thereon to the date of such judgment. The judgment shall be payable only upon and simultaneously with the surrender to the surviving or new corporation of the certificate or certificates representing said shares in the case of certificated shares. Upon the payment of the judgment, the dissenting shareholder shall cease to have any interest in such shares, or in the surviving or new corporation. Such shares may be held and disposed of by the surviving or new corporation as it may see fit. Unless the dissenting shareholder shall file such petition within the time herein limited, such shareholder and all persons claiming under such shareholder shall be conclusively presumed to have approved and ratified the merger or consolidation, and shall be bound by the terms thereof.

6. The right of a dissenting shareholder to be paid the fair value of such shareholder’s shares as herein provided shall cease if and when the corporation shall abandon the merger or consolidation.

7. When the remedy provided for in this section is available with respect to a transaction, such remedy shall be the exclusive remedy of the shareholder as to that transaction, except in the case of fraud or lack of authorization for the transaction.

E-2

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 20.	Indemnification of Directors and Officers of Equity.

K.S.A. § 17-6305 provides that a corporation has the power to indemnify any person who was or is a party, or is threatened to be made a party, to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation), by reason of the fact that such person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses, judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding, including attorney’s fees, if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the corporation; and, with respect to any criminal action or proceeding, had no reasonable cause to believe such person’s conduct was unlawful. Similarly, a Kansas corporation may also indemnify any person described in the previous sentence who was or is a party, or is threatened to be made a party, to any threatened, pending or completed action or suit by or in the right of the corporation, if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the corporation, except that any person found liable to the corporation may be indemnified only if a court has determined such person is fairly and reasonably entitled to indemnity for such expenses. To the extent that a present or former director, officer, employee or agent of a corporation has been successful on the merits or otherwise in defense of any foregoing action, suit or proceeding, or in defense of any claim, issue or matter therein, K.S.A. § 17-6305 provides that such director, officer, employee or agent will be indemnified against expenses actually and reasonably incurred by such person in connection therewith, including attorney fees.

Equity’s articles and bylaws provide that Equity will indemnify each of its officers and directors to the fullest extent permitted by Kansas law and that any modification or repeal of Equity’s articles or bylaws will not adversely affect this indemnification right of Equity’s officers and directors with respect to any act or omission occurring prior to such modification or repeal. Equity’s bylaws further provide that any expenses (including attorneys’ fees) actually and reasonably incurred by Equity’s officers and directors in connection with their defense of any indemnifiable proceeding or the enforcement of their indemnification rights will be paid by Equity in advance of the disposition of such action upon receipt of an undertaking by or on behalf of the officer or director to repay such amount if it is ultimately determined that they were not entitled to be indemnified.

As permitted by K.S.A. § 17-6002(b)(8), Equity’s articles eliminate a director’s liability to Equity and Equity’s shareholders for monetary damages for breach of a fiduciary duty as a director, except for (i) any breach of the director’s duty of loyalty to Equity or Equity’s shareholders, (ii) acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) certain transactions under K.S.A. § 17-6424 (relating to liability for unauthorized acquisitions or redemptions of, or payment of dividends on, capital stock), or (iv) for any transaction from which the director derived an improper personal benefit.

Equity’s bylaws also provide that the indemnification rights set forth in the bylaws are not exclusive of other indemnification rights to which an indemnified party may be entitled under any statute, provision in Equity’s articles or bylaws, agreement, vote of shareholders or disinterested directors, policy of insurance or otherwise. In this regard, Equity will enter into indemnification agreements with each of Equity’s current and future directors and officers that will provide these individuals with a contractual right to indemnification from Equity to the fullest extent permitted under Kansas law against any liability that may arise by reason of their service to Equity, and to the advancement of expenses incurred as a result of any proceeding against them as to which they could be indemnified. Equity’s bylaws further authorize Equity to purchase and maintain insurance on behalf of Equity’s officers and directors and Equity has obtained insurance to cover such individuals for certain liabilities.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling Equity under any of the foregoing provisions, in the opinion of the SEC, that indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable. In addition, Equity’s ability to provide indemnification to Equity’s directors and officers is limited by federal banking laws and regulations, including, but not limited to, 12 U.S.C. §1828(k).

Item 21.	Exhibits and Financial Statement Schedules.

Exhibit No.	Description

2.1	Agreement and Plan of Reorganization, dated December 16, 2017, by and among Equity Bancshares, Inc., Abe Merger Sub, Inc. and Adams Dairy Bancshares, Inc. (attached as Annex A to this proxy statement/prospectus) (schedules to which have been omitted pursuant to Item 601(b)(2) of Regulation S-K and will be provided to the SEC upon request).

2.2	Agreement and Plan of Reorganization, dated December 16, 2017, by and among Equity Bancshares, Inc., Oz Merger Sub, Inc. and Kansas Bank Corporation (incorporated by reference to Exhibit 2.1 to Equity Bancshares, Inc.’s Current Report on Form 8-K, filed with the SEC on December 18, 2016). (schedules to which have been omitted pursuant to Item 601(b)(2) of Regulation S-K and will be provided to the SEC upon request).

3.1	Second Amended and Restated Articles of Incorporation of Equity Bancshares, Inc. (incorporated by reference to Exhibit 3.1 to Equity Bancshares, Inc.’s Current Report on Form 8-K, filed with the SEC on May 3, 2016).

3.2	Amended and Restated Bylaws of Equity Bancshares, Inc. (incorporated by reference to Exhibit 3.2 to Equity Bancshares, Inc.’s Registration Statement on Form S-1, filed with the SEC on October 9, 2015, File No. 333-207351).

4.1	Specimen Class A Common Stock Certificate (incorporated by reference to Exhibit 4.1 to Equity Bancshares, Inc.’s Amendment No. 1 to Registration Statement on Form S-1, filed with the SEC on October 27, 2015, File No. 333-207351).

5.1*	Opinion of Wise & Reber, L.C. regarding the validity of the securities to be issued.

8.1*	Opinion of Norton Rose Fulbright US LLP regarding certain tax matters.

8.2*	Opinion of Stinson Leonard Street LLP regarding certain tax matters.

10.1	Form of Director Support Agreement, dated December 16, 2017, between Equity Bancshares, Inc. and each of the directors of Adams Dairy Bancshares, Inc. (attached as Annex B to this proxy statement/prospectus).

10.2	Form of Voting Agreement, dated December 16, 2017, between Equity Bancshares, Inc. and certain shareholders of Adams Dairy Bancshares, Inc. (attached as Annex C to this proxy statement/prospectus).

23.1*	Consent of Crowe Chizek, LLP (with respect to Equity Bancshares, Inc.).

23.2*	Consent of Erwin & Company (with respect to Community First Bancshares, Inc.).

23.3*	Consent of Erwin & Company (with respect to Eastman National Bancshares, Inc.).

23.4*	Consent of Sewell & Taylor LLP (with respect to Cache Holdings, Inc.).

23.5*	Consent of Wise & Reber, L.C. (included in Exhibit 5.1).

23.6*	Consent of Norton Rose Fulbright LLP (included in Exhibit 8.1).

23.7*	Consent of Stinson Leonard Street LLP (included in Exhibit 8.2).

24.1*	Powers of Attorney (included on signature page of this proxy statement/prospectus).

99.1*	Consent of Country Club Financial Services, Inc. dba The Capital Corporation.

99.2	Form of proxy of Adams Dairy Bancshares, Inc.

*	Previously filed.

Item 22.	Undertakings.

The undersigned registrant hereby undertakes:

(1)	To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement: (i) to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933; (ii) to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the SEC pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and (iii) to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2)	That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4)	That, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in this registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(5)	That prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

(6)	That every prospectus (i) that is filed pursuant to paragraph (5) immediately preceding, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Securities Act of 1933 and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(7)

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described in Item 20 above, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

(8)	To respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11 or 13 of this Form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

(9)	To supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in this registration statement when it became effective.

SIGNATURES

Pursuant to the requirements of the Securities Act, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Wichita, State of Kansas, on February 15, 2018.

EQUITY BANCSHARES, INC.

By:	/s/ Brad S. Elliott
Name: Brad S. Elliott
Title: Chairman and Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Brad S. Elliott Brad S. Elliott	Chairman and Chief Executive Officer (Principal Executive Officer)	February 15, 2018

/s/ Gregory H. Kossover Gregory H. Kossover	Director, Executive Vice President and Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)	February 15, 2018

*	Director	February 15, 2018
Gary C. Allerheiligen

* James L. Berglund	Director	February 15, 2018

* Jeff A. Bloomer	Director	February 15, 2018

*	Director	February 15, 2018
Dan R. Bowers

Signature	Title	Date

* Roger A. Buller	Director	February 15, 2018

* Michael R. Downing	Director	February 15, 2018

* P. John Eck	Director	February 15, 2018

* Gregory L. Gaeddert	Director	February 15, 2018

* Randee R. Koger	Director	February 15, 2018

* Jerry P. Maland	Director	February 15, 2018

* Shawn D. Penner	Director	February 15, 2018

* Harvey R. Sorensen	Director	February 15, 2018

*By:	/s/ Brad S. Elliott
Attorney-in-Fact
February 15, 2018